

Asbury Automotive Group, Inc.
2905 Premiere Parkway NW, Suite 300
Duluth, GA 30097



March 26, 2010

Dear Stockholders,

On behalf of the Board of Directors and management of Asbury Automotive Group, Inc., it is our pleasure to invite you to attend our 2010 Annual Meeting of Stockholders.

As you know, an important aspect of the annual meeting process is the vote by stockholders on corporate business. The matters to be voted on are described in the notice of meeting and the proxy statement which accompany this letter. I urge you to exercise your rights as a stockholder to vote and participate in the process. Whether or not you plan to attend the meeting, **please read the enclosed proxy statement and complete, sign and date the enclosed proxy and return it as promptly as possible in the accompanying postage paid envelope or vote via telephone or the Internet**. This will ensure that your shares are represented at the meeting.

Sincerely,

Charles R. Oglesby
President and Chief
Executive Officer

YOUR VOTE IS IMPORTANT

ASBURY AUTOMOTIVE GROUP, INC.
2905 PREMIERE PARKWAY NW, SUITE 300
DULUTH, GEORGIA 30097
(770) 418-8200

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 27, 2010

To Our Stockholders:

The 2010 Annual Meeting of Stockholders of Asbury Automotive Group, Inc. (the "Company", "we", "our" or "us") will be held at our headquarters located at 2905 Premiere Parkway NW, Suite 300, Duluth, Georgia 30097 on April 27, 2010, at 8:00 a.m. Eastern Daylight Time, for the purpose of considering and acting upon the following matters:

1. the election of three members of Class II of the Board of Directors to hold office until the 2013 Annual Meeting of Stockholders; and

2. the ratification of the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending December 31, 2010;

and any other matters that may properly come before the meeting or any adjournments. The Board of Directors is not aware of any other business scheduled for the meeting. Any action may be taken on the above proposals at the meeting on April 27, 2010, or on any date or dates to which the meeting may be adjourned.

Stockholders of record at the close of business on March 10, 2010 are the stockholders entitled to notice of, and to vote at, the meeting and any adjournments. A complete list of stockholders entitled to notice of, and to vote at, the meeting will be available for inspection by stockholders during normal business hours during the 10 day period prior to the meeting at our corporate headquarters located at 2905 Premiere Parkway NW, Suite 300, Duluth, Georgia 30097, as well as at the meeting.

Your vote is important. Please sign and date the enclosed proxy, and return it promptly in the enclosed envelope, or vote via telephone or the Internet, to ensure your representation at the meeting. The proxy will not be used if you attend and vote at the meeting in person.

This proxy statement and the Company's 2009 Annual Report are available on the Internet and can be accessed directly at the following Internet address: *http://www.edocumentview.com/ABG.*

For further information about the meeting, including directions to our headquarters to attend the meeting and vote in person, please contact the Investor Relations Department at the Company's headquarters. The telephone number is (770) 418-8212 and the e-mail address is ir@asburyauto.com.

BY ORDER OF THE BOARD OF DIRECTORS,



Elizabeth B. Chandler
Secretary

Duluth, Georgia
March 26, 2010

IMPORTANT: THE PROMPT RETURN OF PROXIES WILL SAVE THE COMPANY THE EXPENSE OF FURTHER REQUESTS FOR PROXIES TO ENSURE A QUORUM AT THE ANNUAL MEETING. A PRE-ADDRESSED ENVELOPE IS ENCLOSED FOR YOUR CONVENIENCE. NO POSTAGE IS REQUIRED IF MAILED WITHIN THE UNITED STATES.

TABLE OF CONTENTS

	Page
ABOUT THE MEETING	1
What is the purpose of the annual meeting?	1
Who is entitled to vote?	1
What if my shares are held in "street name" by a broker?	1
How many shares must be present to hold the meeting?	2
What if a quorum is not present at the meeting?	2
How do I vote?	2
Can I change my vote after I submit my proxy?	2
How does the Board recommend I vote on the proposals?	3
What if I do not specify how my shares are to be voted?	3
Will any other business be conducted at the meeting?	3
How many votes are required to elect the director nominees?	3
What happens if a nominee is unable to stand for election?	3
How many votes are required to ratify the appointment of our independent auditors?	3
How will abstentions be treated?	3
How will broker non-votes be treated?	3
Who pays for the costs of soliciting proxies?	4
SECURITIES OWNED BY MANAGEMENT AND CERTAIN BENEFICIAL OWNERS	5
Equity Ownership Guidelines	7
PROPOSAL NO. 1 ELECTION OF DIRECTORS	8
Directors and Nominees for Election as Directors	8
Nominees for Election as Class II Directors	8
Current Class III Directors	9
Current Class I Directors	11
GOVERNANCE OF THE COMPANY	13
Independence of Directors	13
Nomination of Directors	14
Communications with the Board	15
Committees of the Board	16
Director Fees; Attendance at Meetings	17
DIRECTOR COMPENSATION TABLE	18
Code of Business Conduct and Ethics	19
Board Leadership Structure	19
The Board's Risk Oversight Role	20
CORPORATE OFFICERS	21
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	22
COMPENSATION DISCUSSION AND ANALYSIS	23
COMPENSATION COMMITTEE REPORT	32
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION	32
EXECUTIVE COMPENSATION	33
SUMMARY COMPENSATION TABLE	33
GRANTS OF PLAN-BASED AWARDS TABLE	35
OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END	36
OPTION EXERCISES AND STOCK VESTED	36
NONQUALIFIED DEFERRED COMPENSATION	37
POTENTIAL PAYMENTS UPON TERMINATION	38
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	40
RELATED PERSON TRANSACTIONS	41
REPORT OF THE AUDIT COMMITTEE	43

	Page
INDEPENDENT AUDITORS' FEES	43
Audit Fees	43
Tax Fees	44
Audit Committee's Pre-Approval Policies and Procedures	44
PROPOSAL NO. 2 APPOINTMENT OF INDEPENDENT AUDITORS	45
STOCKHOLDER PROPOSALS FOR THE 2011 ANNUAL MEETING	45
OTHER MATTERS	45
DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS	46
ADDITIONAL INFORMATION	46

ASBURY AUTOMOTIVE GROUP, INC.

2905 PREMIERE PARKWAY NW, SUITE 300
DULUTH, GEORGIA 30097
(770) 418-8200

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON APRIL 27, 2010

This proxy statement is furnished in connection with the solicitation of proxies by Asbury Automotive Group, Inc. (the "Company", "we", "us" or "our") on behalf of the Board of Directors (the "Board") for the 2010 annual meeting of stockholders, and all adjournments of the meeting. The accompanying Notice of Annual Meeting of Stockholders and Important Notice of Internet Availability of Proxy Materials for the Stockholders Meeting to be held on April 27, 2010, this proxy statement and proxy card are first being mailed to stockholders, and made available on the Internet, on or about March 26, 2010. A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2009 is included with these materials.

ABOUT THE MEETING

What is the purpose of the annual meeting?

At the annual meeting, stockholders will be asked to consider and vote on the following matters:

PROPOSAL 1. The election of three members of Class II of the Board to hold office until the 2013 Annual Meeting of Stockholders; and

PROPOSAL 2. The ratification of the appointment of Ernst & Young LLP as our independent auditors for the fiscal year ending December 31, 2010.

The stockholders will also transact any other business that may properly come before the meeting. Representatives from our independent registered certified public accounting firm, Ernst & Young LLP (also referred to in this proxy statement as our independent auditors), are expected to be present at the meeting to make a statement if they so desire and to respond to appropriate questions from stockholders.

Who is entitled to vote?

The record date for the annual meeting was March 10, 2010. Only stockholders of record at the close of business on that date are entitled to notice of and to vote at the annual meeting. Attendance at the meeting will be limited to stockholders of record, their proxies, beneficial owners having evidence of ownership on the record date and our invited guests.

Our sole outstanding class of capital stock is our common stock, par value $0.01 per share. Except as otherwise required by law, or as described in this proxy statement, each holder of our common stock is entitled to one vote per share on each matter submitted at the meeting. At the close of business on the record date there were 32,721,166 shares of our common stock outstanding, which number includes 510,287 shares of unvested restricted stock entitled to voting rights and that are held by members of the Board and our employees, representing a total of 32,721,166 votes eligible to be cast on each matter to be voted upon at the meeting.

What if my shares are held in "street name" by a broker?

If you are the beneficial owner of shares held in "street name" by a bank, broker or other nominee, such other party is the record holder of the shares and is required to vote those shares in accordance with your

instructions. If you do not give instructions to such other party, that party will only be entitled to (but not required to) vote the shares FOR the ratification of auditors (Proposal 2). Shares that a bank, broker or other nominee is not entitled to vote with respect to a proposal (such as with respect to the election of directors), pursuant to the rules of the New York Stock Exchange, are sometimes called "broker non-votes." The treatment of broker non-votes is described in the Q&A below under "How will broker non-votes be treated?"

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person or by proxy, of the shares representing a majority of the shares of voting stock outstanding on the record date will constitute a quorum. Proxies received but marked as abstentions or broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What if a quorum is not present at the meeting?

If a quorum is not present at the scheduled time of the meeting, the chairman of the meeting may adjourn the meeting until a quorum is present. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and, unless such adjournment is for more than 30 days, no other notice will be given. An adjournment will have no effect on the business that may be conducted at the meeting.

How do I vote?

1. ***You may vote by mail.*** If you properly complete and sign the accompanying proxy card and return it in the enclosed envelope, your shares will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

2. ***You may vote by telephone or on the Internet.*** If you hold your shares of record, you may give your voting instructions by telephone or on the Internet. Please follow the voting instructions on the proxy card. If your shares are held in "street name" by a broker or other nominee, you may also be able to give voting instructions by telephone or on the Internet. Please check the voting form provided by your broker or nominee to see if they offer such options.

3. ***You may vote in person at the meeting.*** If you hold your shares of record and attend the annual meeting and wish to vote in person, you will be given a ballot at the annual meeting. However, if your shares are held in the name of your broker, bank or other nominee, you will need to obtain a proxy from the institution that holds your shares indicating that you were the beneficial owner of our voting stock as of the close of business on March 10, 2010, the record date for voting at the annual meeting. Please contact your broker or other institution holding your shares directly if you would like to obtain a proxy to vote your shares directly at the meeting. Even if you plan to attend the meeting, please sign and return your proxy card, or vote via telephone or the Internet, to ensure that your shares are represented. If you do attend the meeting, any votes you cast at the meeting will supersede your proxy.

Can I change my vote after I submit my proxy?

Yes, you may revoke your proxy and change your vote at any time before the polls close at the annual meeting by:

- signing another proxy with a later date;
- voting by telephone or the Internet;
- giving written notice of the revocation of your proxy to the Secretary of the Company prior to the annual meeting; or
- voting in person at the annual meeting.

How does the Board recommend I vote on the proposals?

The Board recommends that you vote:

- "FOR" Proposal 1: the election of three members of Class II of the Board of Directors to hold office until the 2013 Annual Meeting of Stockholders (see page 8); and
- "FOR" Proposal 2: the ratification of the appointment of Ernst & Young LLP as our independent auditors for the year ending December 31, 2010 (see page 45).

What if I do not specify how my shares are to be voted?

If you submit an executed proxy but do not indicate any voting instructions, your shares will only be voted FOR the ratification of the appointment of Ernst & Young LLP as our independent auditors for the year ending December 31, 2010 (Proposal 2).

Will any other business be conducted at the meeting?

The Board is aware of no other business that will be presented at the meeting. If any other proposal properly comes before the stockholders for a vote at the meeting, however, the proxy holders will vote the shares for which they have been granted a proxy in accordance with their best judgment.

How many votes are required to elect the director nominees?

Directors are elected by a plurality of the votes cast. This means that each of the three nominees will be elected if they receive more affirmative votes than any other person. If you vote "Withheld" with respect to the election of one or more nominees, your shares will not be voted with respect to the person or persons indicated, although they will be counted for purposes of determining whether there is a quorum.

What happens if a nominee is unable to stand for election?

If a nominee is unable to stand for election, the Board may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders will vote your shares for the substitute nominee, unless you have withheld authority with respect to the election of the nominee who will not stand for election.

How many votes are required to ratify the appointment of our independent auditors?

The ratification of the appointment of Ernst & Young LLP as our independent auditors requires the affirmative vote of a majority of the voting power of the Company's common stock present at the meeting in person or by proxy and entitled to vote as of the record date.

How will abstentions be treated?

If you abstain from voting on a proposal, your shares will still be included for purposes of determining whether a quorum is present. Because directors are elected by a plurality of votes, an abstention will have no effect on the outcome of the vote with respect to the election of directors. If you abstain from voting on Proposal 2, then your abstention will have the same practical effect as a vote against the proposal.

How will broker non-votes be treated?

If your shares are held by a broker or other nominee in "street name," your broker will generally be prohibited from voting your shares on any matter other than with respect to the ratification of the Company's independent auditors, unless you inform your broker how your shares should be voted. If you do not provide instructions to your

broker, your shares will be treated as "broker non-votes" with respect to any other proposals raised at the meeting. Additionally, your broker may elect not to vote your shares with respect to Proposal 2, in which case your shares would also be treated as "broker non-votes." All "broker non-votes" will be included for purposes of calculating the presence of a quorum, but otherwise will be treated as shares not entitled to vote on a proposal.

Who pays for the costs of soliciting proxies?

We will pay the cost of soliciting proxies. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for reasonable expenses incurred by them in sending proxy materials to the beneficial owners of voting stock. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies without additional compensation.

SECURITIES OWNED BY MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth information with respect to the beneficial ownership of shares of the Company's common stock by each director and named executive officer listed in the Summary Compensation Table and by all directors and executive officers of the Company as a group. In addition, the table sets forth information about all other persons known to the Company to be the beneficial owner of more than five percent of the Company's common stock.

Except as set forth below, the following information is given as of March 10, 2010. In the case of percentage ownership, the information is based on 32,721,166 shares of the Company's common stock being outstanding, which number includes 510,287 shares of unvested restricted stock that have voting rights and are held by members of the Board and the Company's employees. Shares issuable upon exercise of options within 60 days of the record date are deemed to be outstanding for the purpose of computing the percentage ownership and overall voting power of each person believed to beneficially own such securities, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

Name of Beneficial Owner	Shares Beneficially Owned †	
	Number	%
Principal Stockholders		
FMR LLC(1)	4,854,055	14.8%
MSD Capital, L.P.(2)	3,686,273	11.3%
Dimensional Fund Advisors LP(3)	1,980,290	6.1%
BlackRock, Inc.(4)	1,790,401	5.5%
Current Directors and Nominees		
Janet M. Clarke(5)	36,178	*
Dennis E. Clements(6)	31,318	*
Thomas C. DeLoach, Jr.(7)	69,294	*
Michael J. Durham(8)	66,136	*
Juanita T. James(9)	28,735	*
Vernon E. Jordan, Jr.(10)	40,295	*
Eugene S. Katz(11)	30,603	*
Philip F. Maritz(12)	53,294	*
Charles R. Oglesby(13)	521,952	1.6%
Jeffrey I. Wooley	20,000	*
Officers Who Are Not Directors		
Craig T. Monaghan(14)	450,309	1.4%
Michael S. Kearney(15)	293,160	*
Elizabeth B. Chandler(16)	37,356	*
Philip R. Johnson(17)	122,228	*
All directors and executive officers as a group (14 persons)(18)	1,800,858	5.4%

(†) The number of shares beneficially owned is determined under rules promulgated by the Securities and Exchange Commission (the "SEC"), and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any shares as to which the individual has sole or shared voting power or investment power and also any shares which the individual has the right to acquire within 60 days after the record date through the exercise of any stock option or other right. Inclusion in the table of such shares, however, does not constitute an admission that the director, named executive officer or principal stockholder is a direct or indirect beneficial owner of such shares. Except as set forth above, the persons listed have sole voting and investment power with respect to the shares referred to in the table.

(*) Denotes less than 1% of the Company's common stock.

(1) Based on a Schedule 13G/A filed with the SEC on February 16, 2010. Represents shares owned by Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC ("FMR") and investment

advisor to various investment companies (collectively, the "Fidelity Funds"), Pyramis Global Advisors Trust Company ("Pyramis"), an indirect, wholly-owned subsidiary of FMR, and Edward C. Johnson III, who is the Chairman of FMR. The business address of FMR is 82 Devonshire Street, Boston, Massachusetts 02109. The business address of Pyramis is 900 Salem Street, Smithfield, Rhode Island 02917. Mr. Johnson and FMR, through its control of Fidelity and the Fidelity Funds, have the sole power to dispose of 4,123,434 shares owned by the Fidelity Funds. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Board of Trustees. The number of shares of the Company's common stock owned by the Fidelity Funds reported in this Beneficial Ownership Table includes 88,942 shares of common stock resulting from the assumed conversion on December 31, 2009 of $3,000,000 principal amount of the Company's Senior Subordinated Convertible Notes due 2012.

(2) Based on a Schedule 13G/A filed with the SEC on March 19, 2009. Represents shares owned by and on behalf of each of MSD Capital, L.P. ("MSD Capital") and MSD SBI, L.P. ("MSD SBI"). MSD SBI is the record and direct beneficial owner of the shares. MSD Capital is the general partner of MSD SBI and may be deemed to indirectly beneficially own the shares owned by MSD SBI. MSD Capital Management LLC is the general partner of MSD Capital. Both MSD Capital and MSD SBI disclaim beneficial ownership of the shares. The business address of MSD Capital and MSD SBI is 645 Fifth Avenue, 21st Floor, New York, New York 10022.

(3) Based on a Schedule 13G/A filed with the SEC on February 8, 2010. Represents shares owned by Dimensional Fund Advisors LP, a Delaware limited partnership ("Dimensional"). The business address of Dimensional is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746. Dimensional is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940 and furnishes advice to four investment companies registered under the Investment Company Act of 1940. Dimensional also serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are referred to in this footnote as the "Dimensional Funds." In its role as investment advisor or manager, Dimensional possesses investment and/or voting power over the Company's securities that are owned by the Dimensional Funds, and may be deemed the beneficial owner of such securities. The Dimensional Funds, however, own, and Dimensional disclaims any beneficial ownership of, such securities.

(4) Based on a Schedule 13G filed with the SEC by BlackRock, Inc. ("BlackRock") on January 29, 2010 to amend a prior filing of Barclays Global Investors, N.A. ("BGI") and certain of its affiliates (collectively, the "BGI Entities"). The principal business address of BlackRock is 40 East 52nd Street, New York, New York 10022.

(5) Includes (i) 5,000 options granted in connection with director compensation exercisable within 60 days after the record date, and (ii) 1,641 shares of unvested restricted stock granted in connection with director compensation. Ms. Clarke has the right to vote, but no right to dispose of, these shares of unvested restricted stock.

(6) Includes 1,641 shares of unvested restricted stock granted in connection with director compensation. Mr. Clements has the right to vote, but no right to dispose of, these shares of unvested restricted stock.

(7) Includes 1,641 shares of unvested restricted stock granted in connection with director compensation. Mr. DeLoach has the right to vote, but no right to dispose of, these shares of unvested restricted stock.

(8) Includes (i) 10,000 options granted in connection with director compensation exercisable within 60 days after the record date, and (ii) 1,641 shares of unvested restricted stock granted in connection with director compensation. Mr. Durham has the right to vote, but no right to dispose of, these shares of unvested restricted stock.

(9) Represents 1,953 shares of unvested restricted stock granted in connection with director compensation. Ms. James has the right to vote, but no right to dispose of, these shares of unvested restricted stock.

(10) Includes (i) 5,001 options granted in connection with director compensation exercisable within 60 days after the record date, and (ii) 1,641 shares of unvested restricted stock granted in connection with director compensation. Mr. Jordan has the right to vote, but no right to dispose of, these shares of unvested restricted stock.

(11) Includes 1,641 shares of unvested restricted stock granted in connection with director compensation. Mr. Katz has the right to vote, but no right to dispose of, these shares of unvested restricted stock.

(12) Includes (i) 18,000 options granted in connection with director compensation exercisable within 60 days after the record date, and (ii) 1,641 shares of unvested restricted stock granted in connection with director compensation. Mr. Maritz has the right to vote, but no right to dispose of, these shares of unvested restricted stock.

(13) Includes (i) 327,273 options exercisable within 60 days after the record date, and (ii) 128,667 shares of unvested restricted stock, 30,667 shares of which will vest within 60 days after the record date. Mr. Oglesby has the right to vote, but no right to dispose of, the shares of unvested restricted stock.

(14) Includes (i) 91,666 options exercisable within 60 days after the record date, and (ii) 83,643 shares of unvested restricted stock. Mr. Monaghan has the right to vote, but no right to dispose of, the shares of unvested restricted stock.

(15) Includes (i) 160,606 options exercisable within 60 days after the record date, and (ii) 60,776 shares of unvested restricted stock. Mr. Kearney has the right to vote, but no right to dispose of, the shares of unvested restricted stock.

(16) Includes (i) 36,356 shares of unvested restricted stock. Ms. Chandler has the right to vote, but no right to dispose of, these shares of unvested restricted stock.

(17) Includes (i) 75,138 options that are exercisable within 60 days after the record date, and (ii) 26,235 shares of unvested restricted stock. Mr. Johnson has the right to vote, but no right to dispose of, these shares of unvested restricted stock.

(18) See footnotes (5) through (17).

Equity Ownership Guidelines

The following are the equity ownership guidelines for our directors and named executive officers:

- each director should own at least the value of shares of our equity equal to three times his or her annual retainer;
- the Chief Executive Officer should own at least the value of shares of our equity equal to three times his base salary; and
- the Chief Financial Officer and the other named executive officers should own at least the value of shares of our equity equal to two times his or her base salary.

The specific number of shares that each director and named executive officer must own was set using the 36-month average share price of our common stock on October 21, 2008, the adoption date of these guidelines. The share price for these guidelines has not been reset since that date, but may be reset in the event of significant changes in the price of our common stock. Unvested restricted shares are counted toward the achievement of these guidelines, but vested and unvested options are not applicable. We expect that our directors and named executive officers appointed after the date of adoption of these guidelines to comply with the requirements of these guidelines within three years from the date of their appointment. For directors who were already serving on the Board and the named executive officers serving in their positions at the time these guidelines were adopted, we expect such persons will comply with these requirements three years after the adoption date. We believe that our directors and named executive officers will be able to meet these guidelines through standard equity grants awarded to them.

PROPOSAL NO. 1.
ELECTION OF DIRECTORS

There are no arrangements or understandings between any of the nominees and any other person pursuant to which such nominee was selected.

Three nominees are nominated to hold office as Class II directors for terms of three years or until their respective successors have been duly elected and qualified. If a proxy withholds a vote from one or more nominees for directors, the proxy holders will follow the instructions. If a proxy does not give instructions as to how the shares represented thereby should be voted for each of the nominees, the shares represented by such proxy will not be voted.

Each nominee has consented to being named in this proxy statement and has agreed to serve if elected. Management has no reason to believe that any of the nominees will not serve if elected. If a nominee is unable to stand for election, the Board will designate a substitute nominee or choose to reduce the size of the Board. If a substitute nominee is designated, the proxy holders will vote your shares for the substitute nominee, unless you have withheld authority for the nominee who is not standing for election.

Directors and Nominees for Election as Directors

Pursuant to our Restated Certificate of Incorporation and resolutions of the Board, the size of the Board is currently set at twelve directors, although two Board seats are currently vacant. These vacancies are the result of prior resignations of Board members in 2007 and 2008. The Board will be reevaluating its size this year and will adjust its size accordingly upon such assessment. The Board is divided into three classes, with the members of each class serving three-year terms on the Board. The term of each Class II director expires at the 2010 Annual Meeting of Stockholders, the term of each Class III director expires at the 2011 Annual Meeting of Stockholders and the term of each Class I director expires at the 2012 Annual Meeting of the Stockholders.

Stockholders are entitled to one vote for each director nominee. Shares cannot be voted for a greater number of persons than the total number of director-nominees.

Below is certain information about our directors, including the director-nominees, their principal occupation, business experience as well as other matters, and the Board's assessment of their individual qualifications to serve on our Board. For certain additional information regarding the directors, including the director-nominees, see "Securities Owned by Management and Certain Beneficial Owners," "Governance of the Company," and "Related Person Transactions."

Nominees for Election as Class II Directors

All of the director-nominees are currently directors of the Company. The nominees for election to Class II of the Board are Thomas C. DeLoach, Jr., Philip Maritz and Jeffrey I. Wooley. If re-elected at the 2010 Annual Meeting of Stockholders, their terms will expire at the 2013 Annual Meeting of Stockholders, and when their respective successors are duly elected and qualified.

The Board and management recommend you vote FOR each of these nominees.

THOMAS C. DeLOACH, JR. (62) has served as a member of the Board and a member of the Audit Committee since January 2007, and Chair of the Risk Committee since January 2009. He is a former executive of Mobil Corporation ("Mobil") and served in various positions at Mobil from July 1969 until March 2000. From 1998 to 2000, Mr. DeLoach was the president of the Global Midstream Division at Mobil. From 1994 to 1998, Mr. DeLoach served as the Chief Financial Officer of Mobil. From May 2000 to July 2002, Mr. DeLoach was a member of management of a NASCAR racing team primarily owned by Roger Penske. In September 2002, he formed PIT Instruction & Training, LLC, of which he is a principal and a managing partner. In addition, since

June 2005, Mr. DeLoach has served as a principal and a managing partner of Red Horse Racing II, LLC, a NASCAR Camping World Truck Series race team. Mr. DeLoach is a member of the Board of Trustees, the Compensation Committee and the Chair of the Audit Committee of Liberty Property Trust, a self-managed real estate investment trust.

With his managerial experience, the Board has determined that Mr. DeLoach brings to the Board demonstrated leadership skills. In addition, as the former Chief Financial Officer of Mobil, coupled with his position as Chair of the Audit Committee of Liberty Property Trust, Mr. DeLoach has been exposed to complex accounting, financial and risk-related issues, such as the application of accounting principles and financial reporting rules and regulations, and evaluation of financial results and general oversight of the financial reporting processes and risk analyses of large businesses. As a result of his broad accounting, financial and executive experience, the Board believes that Mr. DeLoach is a valuable member of our Board and Audit and Risk Committees, and is well-qualified to assist in the auditor oversight function as an Audit Committee member.

PHILIP F. MARITZ (49) has served as a member of the Board and a member of the Audit Committee since April 2002. He is the co-founder and President of Maritz, Wolff & Co., which manages the Hotel Equity Fund, a private equity investment fund that invests in luxury hotels and resorts. In 1990, he founded Maritz Properties, a commercial real estate development and investment firm where he serves as President. He is also the Managing Director of Broadreach Capital Partners, a private equity real estate investment fund.

With his significant real estate investment and management, strategic and operational experience as President of Maritz, Wolff & Co. and Maritz Properties, along with his financial and investment experience as a Managing Director of Broadreach Capital Partners, the Board has determined that Mr. Maritz has valuable insight into the effective strategic management of businesses. In addition, Mr. Maritz's experience in marketing and sales of luxury goods and services and his strategic management of luxury brands is relevant to our Company and our business. Mr. Maritz's leadership positions at these various companies demonstrate his management abilities and his understanding of financial strategy and operations, making him a valuable member of our Audit Committee. Furthermore, Mr. Maritz is a director of a number of privately-held companies, including Rosewood Hotels and Resorts and Dolce Hotels and Resorts, and a number of non-profit organizations, including Princeton University Art Museum Advisory Council and Stanford Business School Management Board, which the Board believes provides additional insight into Board functions, including appropriate oversight and diligence.

JEFFREY I. WOOLEY (65) has served as a member of the Board since March 2003, as President and Chief Executive Officer of Asbury Automotive Tampa G.P. LLC, a wholly owned subsidiary of the Company ("Asbury Tampa") from September 1998 until February 2005; and as the non-executive Chairman of Asbury Tampa since March 2005. Mr. Wooley began his automotive career in 1965 and opened his first dealership in 1975. Prior to selling his dealerships to us in 1998, Mr. Wooley owned and operated nine franchises. He is a past President of the Pontiac National Dealer Council.

Mr. Wooley has over 40 years of experience in multiple facets of the automobile industry—including as a former salesperson, general manager and owner of several dealerships. Mr. Wooley has extensive experience dealing with both foreign and domestic automobile manufacturers, including serving as a field representative for the Pontiac Division of General Motors for four years, which is invaluable to the Board with respect to the Company's relations with automobile manufacturers. Mr. Wooley's extensive knowledge of the automobile industry offers the Board a deep understanding of our business. Furthermore, the Board has determined that Mr. Wooley brings significant institutional knowledge of our Company to the Board as he has been affiliated with the Company since its inception and has served in various significant management positions within the Company.

Current Class III Directors

The Class III directors are not standing for re-election at the upcoming annual meeting. Their terms expire at the 2011 Annual Meeting of Stockholders.

JUANITA T. JAMES (57) has served as a member of the Board since October 2007, as a member of the Compensation Committee since May 2008, and as a member of the Audit Committee since January 2009. Ms. James has served as the Vice President and Chief Marketing and Communications Officer for Pitney Bowes, Inc. ("Pitney Bowes") since May 2007, and also serves on its CEO Council and its Corporate Social Responsibility Committee. From October 2006 to May 2007, Ms. James served as the Vice President and Chief Communications Officer for Pitney Bowes. From October 2004 until October 2006, Ms. James served as the Vice President of Direct Marketing Strategy and Business Development for Pitney Bowes. From 2002 until 2004, Ms. James served as the Vice President, Project Leader of Human Resources Transformation for Pitney Bowes. Prior to joining Pitney Bowes in 1999, Ms. James was the Executive Vice President, Marketing and Editorial of Doubleday Direct, Inc.

With her management experience at Pitney Bowes and Doubleday Direct, the Board has determined that Ms. James brings to the Board demonstrated senior-level leadership experience. Through her various positions at Pitney Bowes, Ms. James also brings to the Board a broad understanding of sales, marketing, brand management, investor relations and general communications matters that affect large companies, which are areas that are critical to the automotive retail business and to which she can provide valuable insight. As a former member of the Audit Committee of The Rouse Company, the Board believes that Ms. James has gained valuable experience dealing with accounting principles and financial reporting rules and regulations, evaluating financial results and generally overseeing the financial reporting processes of a public company that are useful in her service on the Audit Committee. In addition, the Board also believes that Ms. James' service as former Chair of the Nominating and Governance Committee of The Rouse Company, and on the boards of the Stamford Museum & Nature Centre, Reading is Fundamental and the First County Bank Board Corporators, provides her with additional experience upon which she can draw upon as a member of our Board, the Audit Committee and the Compensation Committee.

VERNON E. JORDAN, JR. (74) has served as a member of the Board since April 2002, and was a member of the Audit Committee from April 2002 to February 2003. He has served as a Senior Managing Director of Lazard Frères & Co. since January 2000 and serves as a member of the board of Lazard, Ltd. Prior to joining Lazard, Mr. Jordan was a senior executive partner with the law firm of Akin, Gump, Strauss, Hauer & Feld, L.L.P., where he currently remains Senior Counsel. Mr. Jordan serves on the International Advisory Board of Barrick Gold and as a Senior Advisor to the boards of American Express Company and to the board of Xerox Corporation. During the past five years, Mr. Jordan served on the boards of the following public companies: America Online Latin Communications, Inc., American Express Company, Dow Jones & Company, Inc., J.C. Penney Company, Inc., Xerox Corporation and Sara Lee Corporation. Mr. Jordan also served on the International Advisory Board of DaimlerChrysler, and he was also a Senior Advisor to Shinsei Bank, Ltd. during the past five years.

With the various directorships he has held over the last 35 years, Mr. Jordan has gained a significant depth and breadth of knowledge relating to understanding of public company boards and the implementation and execution of their oversight responsibilities. In addition to holding the positions stated above, Mr. Jordan has held key leadership positions with prominent not-for-profit corporations and has held various presidential appointments. As such, the Board has determined that Mr. Jordan's diverse experiences appropriately qualify him as a skilled director.

EUGENE S. KATZ (64) has served as a member of the Board and a member of the Audit Committee since January 2007, and has served as the Chair of the Audit Committee since January 2009. Mr. Katz also became a member of the Risk Committee in January 2009. He is a former partner of PricewaterhouseCoopers ("PwC"), where he began his career at PwC in 1969, and became a partner in July 1980. Mr. Katz retired from PwC in June 2006. From 2002 and through his retirement in June 2006, Mr. Katz served as the west region risk management partner of PwC. In addition, Mr. Katz was a member of the PwC Governing Board from 1992 to 1997, and from 2001 to 2005.

Mr. Katz has over 40 years of experience in public accounting, during which he was responsible for leading audit engagements of private and public companies and served a variety of clients ranging from start-up companies to larger public companies. Because of Mr. Katz's significant exposure to complex financial reporting, accounting and risk management matters as a former public accountant, the Board has determined that Mr. Katz is well-positioned to be both the Chair of our Audit Committee and assist the Audit Committee fulfill its responsibility of overseeing our independent auditors, and a member of our Risk Committee.

CHARLES R. OGLESBY (63) has served as a member of the Board since September 2006. Mr. Oglesby has served as our President and Chief Executive Officer since May 2007. From September 2006 until May 2007, Mr. Oglesby served as our Senior Vice President and Chief Operating Officer, and from August 2004 until March 2007, he served as Chief Executive Officer of our former South Region. Mr. Oglesby joined us as President and Chief Executive Officer of Asbury Automotive Arkansas in February 2002. From July 1998 to February 2000, Mr. Oglesby served as President and Chief Operating Officer of the First America Automotive Group in San Francisco.

Mr. Oglesby brings to the Board a deep knowledge of the automobile retail industry. With over 30 years of experience in the automotive retail industry in numerous sales, management and ownership-level positions in multiple geographies, the Board believes that Mr. Oglesby not only possesses extensive management skills, but also significant knowledge in the important areas of sales and marketing. In addition, Mr. Oglesby has held various leadership roles on National and Regional Dealer Councils, which provide him additional insight into the automotive retail industry and the important current trends and risks related thereto. As our President and Chief Executive Officer, the Board has determined that Mr. Oglesby is uniquely familiar with our business and the automobile industry, which allows him to provide a wealth of knowledge to support the Board in fulfilling its responsibilities to our Company. In addition, Mr. Oglesby is a member of the board of the Gwinnett Chamber of Commerce and the Gwinnett Medical Center Foundation, which the Board believes provides additional insight into Board oversight and the exercise of appropriate diligence.

Current Class I Directors

The Class I directors are not standing for re-election at the upcoming annual meeting. Their terms expire at the 2012 Annual Meeting of Stockholders.

JANET M. CLARKE (57) has served as a member of the Board since April 2005 and as a member of the Audit Committee from April 2005 to January 2009. Ms. Clarke has served as a member of the Compensation Committee since April 2005 and was appointed Chair of the Compensation Committee in August 2006. Ms. Clarke was also appointed as a member of the Governance and Nominating Committee (also referred to in this proxy statement as the "Governance Committee") in November 2006. Ms. Clarke is the founder of Clarke Littlefield LLC, a marketing technologies advisory firm, and has served as its President since June 2003 and previously from 2001 to 2002. She was the Chief Marketing Officer of DealerTrack, Inc., a privately held automotive finance technology services company from September 2002 to June 2003. Ms. Clarke was the Chair and Chief Executive Officer of KnowledgeBase Marketing, a subsidiary of Young and Rubicam, Inc., from February 2000 through February 2001. Ms. Clarke served as Managing Director, Global Database Marketing at Citibank for Citigroup's consumer business from May 1997 until February 2000. Ms. Clarke serves as a director, a member of the Audit Committee and the Chair of the Compensation Committee of ExpressJet Holdings, Inc. Within the last five years, Ms. Clarke was also a director and Chair of the Compensation Committee of eFunds Corporation, and a director and the Chair of the Governance and Nominating Committee of Gateway, Inc.

Ms. Clarke offers significant business experience to our Board particularly in the areas of marketing and marketing technology, as a result of the various senior management positions she has held in large corporations and at Clarke Littlefield. In addition, given the public and private company directorships that she has held during her career, the Board has determined that Ms. Clarke has a broad range of experience as a director and a deep understanding of board oversight and the exercise of appropriate diligence, which makes her an appropriate and

valuable member of our Governance Committee. Furthermore, the Board believes that Ms. Clarke's prior position as Chair of the Compensation Committee of eFunds and her current membership on the Compensation Committee of ExpressJet Holdings, provides her with valuable experience with respect to compensation of senior executives appropriate for her to serve as the Chair of our Compensation Committee.

DENNIS E. CLEMENTS (65) has served as a member of the Board since September 2006. Mr. Clements became a member of the Compensation Committee and the Governance Committee in October 2006, and a member of the Executive Committee in January 2007. He was appointed Chair of the Governance Committee in May 2007, and Chair of the Executive Committee in January 2009. Mr. Clements is currently a consultant with Discretionary Effort L.L.C., which he founded in 2005. From June 2000 to June 2005, Mr. Clements was an officer of Toyota Motor Sales, USA, serving as Group Vice President and General Manager of Lexus USA. He was President of Toyota's Central Atlantic division from June 1991 to June 2000, and held a number of other senior sales management positions at Toyota. Earlier in his career, Mr. Clements worked with Ford Motor Co. for 15 years, progressing through a variety of sales and management positions in the Ford and Lincoln-Mercury divisions.

Mr. Clements has over 40 years of experience, including executive level appointments, in the automotive business. Most notably, with his twenty-five years of experience at Toyota and fifteen years of experience at Ford, the Board has determined that Mr. Clements brings a vast knowledge of the automotive industry and an especially valuable perspective on automotive manufacturers to the Board. Given his significant executive experience, the Board believes that Mr. Clements has a broad understanding of board oversight within the automobile industry, giving him experience upon which to draw as he serves as the Chair of our Executive Committee and our Governance Committee, and as a member of our Compensation Committee.

MICHAEL J. DURHAM (59) has served as a member of the Board since February 2003 and became the Company's Non-Executive Chairman in January 2004. Mr. Durham has served on the Executive Committee since March 2004, the Governance Committee since February 2005 and the Risk Committee since January 2009. In addition, Mr. Durham served as a member of the Audit Committee from February 2003 until July 2006, and served as the Chair of the Governance Committee from April 2005 until May 2007. He is the Chief Executive Officer and founder of Cognizant Associates, Inc., a consulting firm, which he founded in August 2000. From July 1996 until October 1999, Mr. Durham served as the President and Chief Executive Officer of Sabre, Inc., and as President from March 1995 to July 1996. Prior to joining Sabre, Inc., Mr. Durham spent sixteen years with AMR/American Airlines, serving as Senior Vice President and Treasurer of AMR and Senior Vice President of Finance and Chief Financial Officer of American Airlines. Mr. Durham is currently the Non-executive Chairman of the board of Acxiom Corporation, and a member of the board and a member of the Audit Committee of Hertz Global Holdings. Other public company directorships held by Mr. Durham during the past five years include AGL Resources, Inc., where he served at various times as a member of the Audit Committee, the Compensation Committee and the Environment and Corporate Responsibility Committee; Bombardier Inc., where he served as a member of the Audit Committee and the Pension and Oversight Committee, and Northwest Airlines Corp., where he served as the Chairman of the Audit Committee.

The Board has determined that Mr. Durham's broad executive and board experience provide him with key skills in working with directors, understanding board processes and functions, responding to financial, strategic and operational challenges and opportunities of our business and overseeing management. Furthermore, the Board believes that the depth and breadth of Mr. Durham's exposure to complex financial issues throughout his various senior management positions at other large corporations and his service on other public company audit committees, and in assessing the business and financial risks associated with such service, makes him a valuable asset to our Risk Committee. The Board has concluded that all of these attributes, coupled with his service on a number of large public company boards, positions him well to serve as our Non-Executive Chairman.

GOVERNANCE OF THE COMPANY

Independence of Directors

The Board has determined that the following eight of its ten directors qualify as independent directors under the rules of the New York Stock Exchange (the "NYSE") and the Company's Corporate Governance Guidelines: Ms. Clarke and Ms. James, and Messrs. Clements, DeLoach, Durham, Jordan, Katz and Maritz. In order to qualify as an independent director of the Company, the Board must affirmatively determine, based upon all relevant facts and circumstances, that the director does not have a material relationship with the Company that would affect his or her independence, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company.

The Board has adopted the categorical standards set forth in the Company's Corporate Governance Guidelines and below to assist it in making determinations of independence. These standards comply with the NYSE's categorical standards for director independence:

- he or she has not been employed by, and none of his or her immediate family members (as defined by the NYSE) has been an executive officer of, the Company at any time within the three years preceding the date of this determination;
- he or she has not received, and none of his or her immediate family members has received, more than $120,000 per year in direct compensation from the Company, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), at any time within the three years preceding the date of this determination;
- he or she is not a current partner or employee of a firm that is the Company's internal or external auditor; none of his or her immediate family members is a current partner of such a firm; none of his or her immediate family members is a current employee of such a firm and personally works on the Company's audit; and neither he, she nor any of his or her immediate family members was, within the last three years, a partner or employee of such a firm and personally worked on the Company's audit within that time;
- he or she has not, and none of his or her immediate family members has, at any time within three years from the date of this determination, been employed as an executive officer of another company where any of the Company's present executive officers serve on that company's compensation committee; and
- he or she is not an executive officer or an employee, and none of his or her immediate family members is an executive officer, of a company (other than a tax exempt organization) that, during the current fiscal year or last three completed fiscal years, made payments to, or received payments from, the Company for property or services in an amount that, in any single year, exceeds the greater of $1 million, or 2% of such other company's consolidated gross revenues.

Furthermore, a director cannot qualify as independent for Audit Committee purposes if the director, other than in his or her capacity as a member of the Audit Committee, the Board or any other Board committee:

- accepts directly or indirectly any consulting, advisory or other compensatory fee from the Company. Compensatory fees do not include the receipt of fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Company provided that such compensation is not contingent in any way on continued service; or
- is an affiliated person of the Company.

In addition to satisfying the above-described independence criteria, in order to qualify as independent for Compensation Committee purposes pursuant to the charter of our Compensation Committee, the director must

also be deemed (i) a "non-employee director" for purposes of Rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), and (ii) an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Rule 16b-3 defines "non-employee director" as a director who:

- is not currently an officer of, or is not otherwise currently employed by, the Company or a parent or subsidiary of the Company;
- does not receive compensation from the Company or a parent or subsidiary of the Company, for services rendered as a consultant or in any capacity other than as a director, except for an amount that does not exceed $120,000; and
- does not possess an interest in any other transaction with the Company for which disclosure would be required under the "Related Person Transactions" section of this proxy statement.

Section 162(m) of the Code and its corresponding regulation, Regulation 1.162-27, defines "outside director" as a director who:

- is not a current employee of the Company;
- is not a former employee of the Company receiving compensation for prior service (other than benefits under a tax-qualified retirement plan);
- has not been an officer of the Company; and
- receives no remuneration from the Company in any capacity other than as director.

The Board has affirmatively determined, by applying the categorical standards set forth above, that none of the Company's independent directors has any material relationship with the Company, either directly or as a partner, stockholder or officer of an organization that has a relationship with the Company.

Nomination of Directors

The Governance and Nominating Committee evaluates, and recommends to the full Board, nominees to serve as directors on our Board. The nominees for election at the 2010 Annual Meeting of Stockholders are all current directors and were originally recommended to the Board by various sources, including other directors, the Company's dealers, stockholders and a third-party executive search firm. In addition to these sources, in the future, director candidates may be identified by management or additional third-party executive search firms that may from time to time be engaged to assist in identifying and evaluating potential nominees. Candidates are evaluated in light of the then-current composition of the Board, the operating requirements of the Company and the long-term interests of the stockholders. In performing this evaluation, the Governance and Nominating Committee will consider the diversity, age, skills and other experience of the candidate, and other factors it deems appropriate, given the needs of the Board and the Company at the appropriate time, to maintain what it considers to be an appropriate balance of knowledge, experience and capabilities. Qualified director nominees should possess an appropriate balance of the following qualities: high moral character and personal integrity, a high level of leadership or managerial experience, experience and knowledge relative to matters affecting the Company, the ability and willingness to contribute to the Board, the ability to exercise sound, independent business judgment, a long-term commitment to the interests of stockholders and growth of the Company, freedom from conflicts of interest, the ability to dedicate sufficient time, energy and attention to Board activities and the diligent performance of his or her duties, and reflect the diversity of the Company's stockholders, employees, customers and communities.

The Board will consider director candidates recommended by the Company's stockholders. In order to make such a nomination, the stockholder must (i) be a record holder of shares of common stock on the record date, (ii) be entitled to vote for the election of such director(s) and (iii) comply with the notice procedures set forth in the Company's bylaws. If you would like a copy of the Company's bylaws, please notify the Company at the address given on the first page of this proxy statement. The bylaws are also available on the Company's web site at *www.asburyauto.com* under "Investor Relations" at "Corporate Governance."

Notice of a stockholder's recommendation with regard to nominees for election to the Board must be delivered to, or mailed to and received by, the Secretary of the Company not later than 90 days or earlier than 120 days prior to the first anniversary of the preceding year's annual meeting of stockholders. If the annual meeting of the stockholders for which the recommendation is submitted is more than 30 days before or more than 60 days after the first anniversary of the preceding year's annual meeting of stockholders, such recommendation must be received by the Secretary of the Company not earlier than 120 days prior to the annual meeting and not later than 90 days prior to such annual meeting or the 10th day following the day on which public announcement of the annual meeting date is first made by the Company.

The stockholder's notice shall be signed by the stockholder of record who intends to recommend a nominee, and shall set forth:

(i) as to each person whom the stockholder proposes to nominate for election or reelection as a director: (A) all information relating to such person that is required (as set forth in the Company Bylaws) to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (and Items 403 and 404 under Regulation S-K, (B) a written questionnaire with respect to identity, background and qualification of the proposed nominee, (C) a written representation that the proposed nominee is not and will not become a party to any agreement or similar understanding that the nominee, if elected: (a) will adopt a specific voting commitment, that has not been disclosed to the Company or, could limit or interfere with such person's fiduciary duty under applicable law, (b) will be entitled to any direct or indirect compensation, reimbursement or indemnification in connection with service as a director, that has not been disclosed to the Company, (D) a written representation that the nominee, if elected, will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality, stock ownership and trading policies of the Company, and (E) the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; and

(ii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (A) the name and address of such stockholder, as they appear on the Company's books, and of such beneficial owner, (B) the number of shares of the Company which are owned of record and beneficially by such stockholder and such beneficial owner, (C) a representation that such stockholder is entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person specified in the notice, (D) a representation whether the stockholder or beneficial owner, if any, intends or is part of a group that intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to elect the nominee and/or (y) otherwise to solicit proxies from stockholders in support of such nomination, (E) a description of any Derivative Interest (as defined in the Bylaws), (F) any proxy, contract, or similar understanding that increases or decreases the voting power of such stockholder, (G) any dividend rights held of record or beneficially by the stockholder on shares of the Company that are separated or severable from the underlying shares, (H) any performance-related fees (other than an asset-based fee) to which the stockholder may be entitled as a result of any increase or decrease in the value of shares of the Company or Derivative Interests; and (I) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filing required pursuant to Section 14(a) of the Exchange Act.

Communications with the Board

On October 22, 2009, our Board (upon the recommendation of our Governance Committee) adopted a Stockholder Communication Policy which established procedures for stockholders and interested parties to communicate directly with the Board, with our non-management directors, or with a particular director. The stockholder or interested party should send written communication to the Chairman of the Board or Chair of the appropriate Committee, to the non-management directors or to an individual director in care of the Corporate Secretary at Asbury Automotive Group, Inc., 2905 Premiere Parkway NW, Suite 300, Duluth, GA 30097. Any communications relating to the Company's auditing or involving accounting, internal controls, fraud or unethical

behaviors should be directed to the attention of the Chair of the Audit Committee in care of the Corporate Secretary, at the foregoing address. The Audit Committee will respond to such communication, if appropriate, in accordance with the procedures established with respect to such matters.

Any written communication should include the name and address of the stockholder or interested party sending such communication so that a response can be provided, if necessary or appropriate. Stockholders and interested parties may, however, remain anonymous. If the stockholder or interested party desires that such communication be kept confidential from management, the envelope must be clearly marked "confidential," and the Corporate Secretary will then forward the communication, unopened, to the Chairman of the Board, or the individual addressee.

Committees of the Board

The Board has as standing committees an Audit Committee, a Compensation Committee, an Executive Committee, a Governance and Nominating Committee and a Risk Management Committee.

Audit Committee

The members of the Audit Committee during 2009 were Messrs. Katz (Chair), DeLoach and Maritz, and Ms. James. The Committee held seven meetings in 2009. In accordance with the NYSE's rules, all members of the Audit Committee meet the independence requirements for Audit Committee members and are financially literate. Messrs. DeLoach and Katz are "audit committee financial experts" as that term is defined by the SEC. The charter of the Audit Committee is available on our web site at *www.asburyauto.com* under "Investor Relations" at "Corporate Governance."

This Committee retains the auditing firm engaged each year as our principal independent auditors. With management and the independent auditors, the Committee reviews the financial statements, oversees the financial reporting process and assesses the adequacy of basic accounting services rendered to us. The Audit Committee's review of financial statements is more fully described below under the caption "Report of the Audit Committee," and its responsibilities are outlined in the Audit Committee Charter.

Compensation Committee

The members of the Compensation Committee during 2009 were Ms. Clarke (Chair), Mr. Clements, and Ms. James. The Compensation Committee held nine meetings in 2009. Each member of the Compensation Committee is an independent director and meets the additional criteria to qualify for independence for Compensation Committee purposes. The charter of the Compensation Committee is available on our web site at *www.asburyauto.com* under "Investor Relations" at "Corporate Governance."

This Committee establishes and reviews our general compensation philosophy with the input of management, oversees the development and implementation of our compensation philosophy to ensure that our compensation plans are consistent with our general compensation philosophy, recommends to the Board the compensation to be paid to the Chief Executive Officer, reviews the recommendations of the Chief Executive Officer as to the appropriate compensation of our corporate officers, generally administers and issues awards under our equity incentive plans from time to time in effect, and oversees our other benefit plans. See "Compensation Discussion and Analysis" for a discussion of our compensation philosophy and how the Compensation Committee determines the compensation of our executive officers.

Executive Committee

The members of the Executive Committee during 2009 were Messrs. Clements (Chair), Durham, and Oglesby. The Committee held one meeting in 2009.

The Executive Committee has exercised and may exercise all the authority of the Board when the Board is not in session, except that it does not have the authority to (i) approve or propose to stockholders actions required by the Delaware General Corporation Law to be approved by stockholders; (ii) adopt, amend or repeal our by-laws; (iii) authorize distributions; (iv) fill vacancies on the Board or any of its committees; (v) approve a plan of merger, consolidation or reorganization not requiring stockholder approval; (vi) authorize or approve the reacquisition of shares, except according to a formula or method prescribed by the Board; or (vii) authorize or approve the issuance or sale or contract for sale of shares or determine the designation and relative rights, preferences and limitations of a class or series of shares.

Governance and Nominating Committee

The members of the Governance and Nominating Committee during 2009 were Messrs. Clements (Chair) and Durham, and Ms. Clarke. During 2009, the Governance and Nominating Committee held three meetings. The charter of the Governance and Nominating Committee is available on the Company's web site at *www.asburyauto.com* under "Investor Relations" at "Corporate Governance."

The Governance and Nominating Committee assumes the nominating and corporate governance duties on behalf of the Board. The Governance and Nominating Committee assists the Board by identifying qualified individuals to become directors and recommending the composition of the Board and its committees. It is also responsible for monitoring the process to assess the Board's effectiveness, developing and implementing our corporate governance guidelines.

At a meeting of the Board on February 17, 2010, the Governance and Nominating Committee's charter was revised to include responsibilities for (i) monitoring our related person transactions and periodically reviewing and making recommendations to the Board concerning our related party transaction policy, for which the Audit Committee was previously responsible; and (ii) recommending to the Board the compensation to be paid to the directors, for which the Compensation Committee was previously responsible.

Risk Management Committee

The members of the Risk Management Committee (also referred to as the "Risk Committee" in the proxy statement) during 2009 were Messrs. DeLoach (Chair), Durham and Katz. During 2009, the Risk Management Committee held four meetings. The charter of the Risk Management Committee is available on the Company's web site at *www.asburyauto.com* under "Investor Relations" at "Corporate Governance." The Risk Management Committee assists the Board in fulfilling its responsibility of overseeing the identification, assessment and management of our key operational risks.

Director Fees; Attendance at Meetings

Directors who are employees of the Company do not receive a retainer or fees for service on the Board or its committees. All other directors (the "non-management directors") receive the annual retainer and meeting fees described below. In addition, the non-management directors receive annual grants of stock valued at $70,000 and the use of a motor vehicle (including transporting the vehicle to the director, any taxes payable relating to the vehicle, repair, maintenance and service of the vehicle).

2009 director compensation for the non-management directors was as follows:

Annual Retainers (paid quarterly in advance):

- the Non-Executive Chairman—$131,500 (reduced from $175,000 per Board authorization on April 29, 2009);
- the other non-management directors—$31,500 (reduced from $35,000 per Board authorization on April 29, 2009);

- the Audit Committee and Compensation Committee chairs—$15,000; and
- the Risk Committee and Governance Committee chairs—$10,000 each.

Meeting Fees (paid quarterly in arrears):

- Executive Committee meetings, in person or telephonic—$1,500 (payable to the Executive Committee chair only);
- Board, Audit Committee, Compensation Committee, Risk Committee and the Governance Committee in person meetings—$2,000;
- Board, Compensation Committee, Risk Committee and Governance Committee telephonic meetings—$1,000; and
- Audit Committee telephonic meetings—$1,500.

The following table shows compensation earned by the non-management directors for the 2009 fiscal year. For information concerning the compensation of each of Mr. Oglesby and Mr. Wooley, see "Summary Compensation Table" and "Related Person Transactions—Related Person Transactions with Jeffrey I. Wooley," respectively.

DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash	Stock Awards(1)	All Other Compensation(2)	Total
Michael J. Durham Non-Executive Chairman of the Board	$176,250	$70,001	$66,362	$312,613
Janet M. Clarke Compensation Committee Chair	$ 78,250	$70,001	$23,235	$171,486
Dennis E. Clements Governance & Nominating Committee Chair, Executive Committee Chair	$ 74,750	$70,001	$28,850	$173,601
Thomas C. DeLoach, Jr. Risk Committee Chair	$ 72,250	$70,001	$15,464	$157,715
Juanita T. James	$ 69,750	$70,001	$29,301	$169,052
Vernon E. Jordan, Jr.	$ 41,250	$70,001	$21,158	$132,409
Eugene S. Katz Audit Committee Chair	$ 79,750	$70,001	$12,084	$161,835
Philip F. Maritz	$ 57,500	$70,001	$16,230	$143,731

(1) Represents the aggregate grant date fair value of 19,231 shares of common stock granted to each non-management director on January 29, 2009, which was $70,001. The aggregate grant date fair value was calculated in accordance with FASB ASC Topic 718 by multiplying the number of shares by the closing market price of our common stock on the date of grant, which was $3.64 per share.

As of December 31, 2009, each non-management director held the number of unvested shares of restricted stock set forth beside his or her name: Michael J. Durham: 4,147 ; Janet M. Clarke: 4,147; Dennis E. Clements: 4,364; Thomas C. DeLoach, Jr.: 4,147; Juanita T. James: 3,906; Vernon E. Jordan, Jr.: 4,147; Eugene S. Katz: 4,147; and Philip F. Maritz: 4,147.

As of December 31, 2009, the following non-management directors had the number of outstanding options set forth beside his or her name: Michael Durham: 10,000; Janet M. Clarke: 5,000; Vernon E. Jordan, Jr.: 5,001; and Philip F. Maritz: 18,000.

(2) Represents the incremental cost to us for the respective use of a vehicle received by our non-management directors. We calculate incremental costs of personal use vehicles as all direct costs (excluding fuel), including without limitation, the cost of transporting the vehicle to the director, any taxes, repairs, and any maintenance and service of the vehicle. In addition, we include the difference between our cost for the vehicle and the ultimate sale price or the anticipated sale price, pro-rated for the amount of time the director had possession of the vehicle during the fiscal year, plus an estimate of lost interest income calculated as our initial cash outlay for the vehicle multiplied by our weighted average interest rate on invested cash. We do not estimate lost margin on an ultimate sale of the vehicle.

At a meeting of the Board on February 17, 2010, the Committee recommended and the Board approved, the following changes to the compensation arrangements for the non-management directors for 2010, effective as of that date: (i) the annual retainer for each non-executive director, with the exception of the chairman of the board, was increased from $31,500 to $40,000; and (ii) the chairman of the board's annual retainer was increased from $131,500 to $150,000. In addition, the chairman of the board will be paid meeting fees for his attendance at any committee meeting of which he is not otherwise a member.

During 2009, there were seven meetings of the Board. Each current director (including all director nominees) attended at least 75% of the total meetings of the Board and committees on which he or she served, except for Mr. Jordan. In accordance with the NYSE's rules, the non-management directors held four executive sessions during 2009. The Chairman of the board presided over such executive sessions.

We do not have a policy with regard to the attendance of the members of the Board at annual meetings. At the time of our 2009 Annual Meeting of Stockholders, the Board was composed of ten members. All of the members of the Board attended such meeting in person.

Code of Business Conduct and Ethics

In accordance with the NYSE's rules and the rules and regulations adopted by the SEC pursuant to the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the Board has adopted Corporate Governance Guidelines and a Code of Business Conduct and Ethics applicable to all of our directors, officers and employees. These documents are available on our web site at *www.asburyauto.com* under "Investor Relations" at "Corporate Governance."

We will provide you with copies of the above-mentioned documents as well as our Audit Committee, Compensation Committee, Executive Committee, Governance Committee and Risk Committee charters, free of charge, if you call or submit a request in writing to Investor Relations, Asbury Automotive Group, Inc., 2905 Premiere Parkway NW, Suite 300, Duluth, GA 30097.

Board Leadership Structure

The Chairman of the Board provides leadership to the Board and works with the Board to define its structure and activities in the fulfillment of its responsibilities. The Company believes that the members of the Board possess considerable experience and unique knowledge of the challenges and opportunities the Company faces, and therefore are in the best position to evaluate the needs of the Company and how best to organize the capabilities of our directors and senior executives to meet those needs. As a result, the Company believes that the decision as to who should serve as Chairman and as President and Chief Executive Officer, and whether the offices should be combined or separate, is properly the responsibility of the Board, to be exercised from time to time in appropriate consideration of then-existing facts and circumstances, and our Corporate Governance Guidelines provide the Board the flexibility to determine whether or not the separation or combination of the Chairman and President and Chief Executive Officer offices is in the best interests of the Company at any time.

Michael Durham has served as the Non-Executive Chairman of our Board since January 2004. Currently, we maintain separate members serving as Chairman and President and Chief Executive Officer, as the Board believes that, based on the skills and responsibilities of the various Board members, such separation enhances (i) appropriate oversight of management by the Board, (ii) Board independence, (iii) the accountability to our

stockholders by the Board and (iv) our overall leadership structure. We believe this structure is appropriate because we have only recently become a publicly-traded company and compete in an industry with many external forces that may affect our viability and profitability, therefore presenting significant challenges requiring extensive oversight and management capability. Furthermore, we believe that by separating the Chairman function from that of the President and Chief Executive Officer, our President and Chief Executive Officer can properly focus on managing the business, rather than diverting his efforts to also overseeing the Board.

The Board's Risk Oversight Role

The Board maintains oversight responsibility for management of the Company's risks. The Board has delegated oversight responsibility for certain areas of potential risk exposure to its committees. Each committee reports to the Board at regular intervals, or more frequently, if appropriate, with respect to the risks and matters for which it maintains responsibility. The Company's Risk Committee is responsible for further assisting the Board in fulfilling its oversight role by identifying, assessing and managing key financial, strategic and operational risks of the Company. Management annually reviews with the Risk Committee our key risks to help evaluate the Company's risk profile and related risk management processes. In this review, management highlights for the Risk Committee our most significant risks to facilitate the Risk Committee's evaluation of our long-term financial plans, budgets and strategic initiatives. The Risk Committee, based on such review, considers the appropriate process for managing or mitigating material risks and the appropriate allocation of resources related to such material risks. The Risk Committee reports such findings to the Board at the Board's quarterly meetings, and the Audit Committee, as appropriate.

As a NYSE-listed company, the Audit Committee is charged with (i) discussing guidelines and policies to govern the process by which management assesses and manages exposure to risk; (ii) discussing major financial risk exposures and the steps management has taken to monitor and control such exposure; and (iii) reviewing in a general manner the processes in place to assess and manage risk. Recognizing that the Risk Committee's role compliments the Audit Committee's role in risk oversight, our Risk Committee charter mandates that at least one member of the Audit Committee be a member of the Risk Committee. Currently, our Risk Committee consists of two members of our Audit Committee, Messrs. Katz and DeLoach, and our Non-Executive Chairman, Mr. Durham, all of whom also meet the Audit Committee independence standards.

The Compensation Committee is primarily responsible for the design and oversight of our executive compensation policies, plans and practices. A key objective of the Compensation Committee is to oversee the implementation and development of our compensation plans to ensure such plans are consistent with the Company's general philosophy after accounting for the Company's key risk profiles.

At the Compensation Committee's request, Frederic Cook worked with management in the fourth quarter of 2009 to conduct a risk assessment of all of the compensation programs of the Company, which assessment was completed in the first quarter of 2010. This assessment included an inventory of all compensation programs, including incentive compensation plans then-currently in place at the Company, a review of the design and features of the Company's compensation programs with key members of management responsible for such programs, and an assessment of program design and features relative to compensation risk factors. The Risk Committee and the Compensation Committee reviewed the Company's risk profile and related risk management processes and the findings of the compensation risk assessment to determine if any material risks were deemed to be likely to arise from our compensation policies and programs and to determine whether these risks are reasonably likely to have a material adverse effect on our business. The Risk Committee and Compensation Committee determined that the Company's then-current pay plans and policies were not reasonably likely to have a material adverse effect on the Company. The Committees thereafter reported their findings to the Board.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K



(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 001-31262

ASBURY AUTOMOTIVE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**01-0609375**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
2905 Premiere Parkway, NW, Suite 300 Duluth, Georgia	**30097**
(Current address of principal executive offices)	**(Zip Code)**

(770) 418-8200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.01 per share	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by checkmark whether the registrant has submitted electronically and posted on its Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company (as defined in Rule 12b-2 of the Act).

Large Accelerated Filer ☐	Accelerated filer ☒
Non-Accelerated Filer ☐	Smaller reporting company ☐

Indicate by check mark whether registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Based on the closing price of the registrant's common stock as of June 30, 2009, the aggregate market value of the common stock held by non-affiliates of the registrant was $320,798,484 (based upon the assumption, solely for purposes of this computation, that all of the officers and directors of the registrant were affiliates of the registrant).

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date: The number of shares of common stock outstanding as of February 26, 2010 was 32,787,070 (net of 4,776,930 treasury shares).

DOCUMENTS INCORPORATED BY REFERENCE

List hereunder the following documents if incorporated by reference and the Part of the Form 10-K into which the document is incorporated:

Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Stockholders, to be filed within 120 days after the end of the registrant's fiscal year, are incorporated by reference into Part III, Items 10 through 14 of this Annual Report on Form 10-K.

ASBURY AUTOMOTIVE GROUP, INC.
2009 FORM 10-K ANNUAL REPORT

		Page
	PART I	
Item 1.	Business	2
Item 1A.	Risk Factors	15
Item 1B.	Unresolved Staff Comments	28
Item 2.	Properties	28
Item 3.	Legal Proceedings	28
Item 4.	[Reserved]	28
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	29
Item 6.	Selected Financial Data	31
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	32
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	64
Item 8.	Financial Statements and Supplementary Data	67
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	108
Item 9A.	Controls and Procedures	108
Item 9B.	Other Information	109
	PART III	
Item 10.	Directors and Executive Officers and Corporate Governance	110
Item 11.	Executive Compensation	110
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	110
Item 13.	Certain Relationships and Related Transactions, and Director Independence	110
Item 14.	Principal Accountant Fees and Services	110
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	111

PART I

Forward-Looking Information

Certain of the discussions and information included in this report may constitute "forward-looking statements" within the meaning of the federal securities laws. Such statements can generally be identified by words such as "may," "target," "could," "would," "will," "should," "believe," "expect," "anticipate," "plan," "intend," "foresee" and other similar words or phrases. Forward-looking statements are statements that are not historical in nature and may include statements relating to our goals, plans and projections regarding industry and general economic trends, our expected financial position, results of operations or market position, our business strategy and the expectations and assumptions of our management with respect to, among other things:

- our relationships with vehicle manufacturers;
- our ability to improve our margins, operating cash flows, availability of capital and liquidity;
- our estimated future capital expenditures;
- the economic recovery and its impact on our revenues and expenses;
- our parts and service revenue due to, among other things, manufacturer recalls, the decline in U.S. SAAR and changes in business strategy and government regulations;
- availability of capital;
- the variable nature of significant components of our cost structure and our advantageous brand mix;
- our ability to decrease our exposure to regional economic downturns due to our geographic diversity and advantageous brand mix;
- manufacturers' willingness to continue to use incentive programs in the near future to drive demand for their product offerings;
- our ability to implement our dealer management system in a cost-efficient manner;
- our acquisition and divestiture strategies;
- the continued availability of floor plan financing for inventory;
- the ability of consumers to secure vehicle financing;
- the continuation of industry-wide gains in market share of mid-line import brands;
- our expectations with respect to cost savings resulting from the relocation of our corporate offices, the reorganization of our retail network, and our store-level and other productivity initiatives;
- our ability to reduce our annual cash expenditures;
- our ability to mitigate any future negative trends in new vehicle sales; and
- our ability to increase our net income as a result of the foregoing and other factors.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual future results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include:

- changes in general economic and business conditions, including changes in consumer confidence levels, interest rates, consumer credit availability, and employment levels;
- changes in laws and regulations governing the operation of automobile franchises, including trade restrictions, consumer protections, accounting standards, taxation requirements, and environmental laws;
- changes in the price of oil and gasoline;
- our ability to generate sufficient cash flows, maintain our liquidity and obtain additional funds for working capital, capital expenditures, acquisitions and other corporate purposes, if necessary;
- our continued ability to comply with any covenants in various of our financing and lease agreements, or to obtain waivers of these covenants as necessary;
- our relationships with, and the reputation and financial health and viability of vehicle manufacturers whose brands we sell, and their ability to design, manufacture, deliver and market their vehicles successfully;

- our relationship with, and the financial stability of, our lenders and lessors;
- our ability to execute our restructuring programs and other initiatives and other strategies;
- high levels of competition in our industry which may create pricing pressures on our products and services;
- our ability to renew, and enter into new, framework and dealer agreements on terms acceptable to us;
- our inability to retain key personnel;
- our ability to leverage gains from our dealership portfolio; and
- continued disruptions in the financial markets.

Many of these factors are beyond our control or predict, and their ultimate impact could be material. Moreover, the factors set forth under "Item 1A. Risk Factors" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" below and other cautionary statements made in this report should be read and understood as being applicable to all related forward-looking statements wherever they appear in this report. We urge you to carefully consider those factors.

These forward-looking statements and such risks, uncertainties and other factors, speak only as of the date of this report. We expressly disclaim any obligation to update any forward-looking statement contained herein.

Additional Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to such reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are made available free of charge on our web site at *http://www.asburyauto.com* on the same day that the information is filed with the Securities and Exchange Commission (the "Commission"). In addition, the proxy statement that will be delivered to our stockholders in connection with our 2010 Annual Meeting of Stockholders, when filed, will also be available on our web site, and at the URL stated in such proxy statement. We also make available on our web site copies of our charter, bylaws and other materials that outline our corporate governance policies and practices, including:

- the respective charters of our audit committee, governance and nominating committee, compensation committee and risk committee;
- our criteria for independence of the members of our board of directors, audit committee, and compensation committee;
- our Corporate Governance Guidelines; and
- our Code of Business Conduct and Ethics for Directors, Officers and Employees.

We intend to provide any information required by Item 5.05 of Form 8-K (relating to amendments or waivers of our Code of Business Conduct and Ethics for Directors, Officers and Employees) by alternate disclosure on our web site.

You may also obtain a printed copy of the foregoing materials by sending a written request to: Investor Relations Department, Asbury Automotive Group, Inc., 2905 Premiere Parkway, NW, Suite 300, Duluth, Georgia 30097. In addition, the Commission makes available on its web site, free of charge, reports, proxy and information statements and other information regarding issuers, such as us, that file electronically with the Commission. The Commission's web site is *http://www.sec.gov*. Unless otherwise specified, information contained on our web site, available by hyperlink from our web site or on the Commission's web site, is not incorporated into this report or other documents we file with, or furnish to, the Commission.

Except as the context otherwise requires, "we," "our," "us," "Asbury" and "the Company" refer to Asbury Automotive Group, Inc. and its subsidiaries.

Item 1. Business

We are one of the largest automotive retailers in the United States, operating 106 franchises at 81 dealership locations as of December 31, 2009. We offer an extensive range of automotive products and services, including:

- new and used vehicles;
- vehicle maintenance and repair services;
- replacement parts;
- new and used vehicle financing; and
- aftermarket products such as insurance, warranty and service contracts.

Asbury Automotive Group, Inc. was incorporated in the State of Delaware on February 15, 2002, and our stock is listed on the New York Stock Exchange under the ticker symbol "ABG."

General Description of Our Operations

As of December 31, 2009, we operated dealerships in 21 metropolitan markets throughout the United States. We have developed our dealership portfolio through the acquisition of large, locally-branded dealership groups operating throughout the United States. We have complemented these large dealership group acquisitions with the purchase of numerous single point dealerships and smaller dealership groups in our then-existing market areas. Our retail network consists of nine locally-branded dealership groups. The following chart gives a detailed breakdown of our markets, brand names and franchises as of December 31, 2009:

Brand Names by Region	Date of Initial Acquisition	Markets	Franchises
Nalley Automotive Group	September 1996	Atlanta, GA	Acura, Audi, BMW, Hino(a), Honda, IC Bus, Infiniti(a), International(a), Isuzu Truck, Jaguar, Lexus(a), Nissan, Peterbilt, Toyota, Volvo, Workhorse, UD Truck
Courtesy Autogroup	September 1998	Tampa, FL	Chrysler, Dodge, Honda, Hyundai, Infiniti, Jeep, Kia, Mercedes-Benz, Nissan, Toyota, smart
Coggin Automotive Group	October 1998	Jacksonville, FL	Honda(a), Nissan(a), Toyota
		Orlando, FL	Buick, Chevrolet, Ford, GMC, Honda(a), Lincoln, Mercury, Pontiac
		Fort Pierce, FL	Acura(b), BMW, Honda, Mercedes-Benz
Crown Automotive Company	December 1998	Princeton, NJ	BMW, MINI
		Greensboro, NC	Acura, BMW, Cadillac, Chevrolet, Chrysler, Dodge, Honda, Jeep, Nissan, Volvo
		Chapel Hill, NC	Honda
		Fayetteville, NC	Dodge, Ford
		Charlotte, NC	Honda
		Richmond, VA	Acura, BMW(a), MINI
		Charlottesville, VA	BMW
		Greenville, SC	Nissan
David McDavid Auto Group	April 1998	Dallas/Fort Worth, TX	Acura, Honda(a), Lincoln, Mercury
		Houston, TX	Honda, Nissan
		Austin, TX	Acura
California Dealerships	April 2003	Fresno, CA	Mercedes-Benz
		Los Angeles, CA	Honda(b)
North Point Auto Group	February 1999	Little Rock, AR	BMW, Ford, Lincoln, Mazda, Mercury, Nissan(a), Toyota, Volkswagen, Volvo
Gray-Daniels Auto Family	April 2000	Jackson, MS	Chevrolet, Ford, Lincoln, Mercury, Nissan(a), Toyota
Plaza Motor Company	December 1997	St. Louis, MO	Audi, BMW, Cadillac, Infiniti, Land Rover, Lexus, Mercedes-Benz, Porsche, smart

(a) This market has two of these franchises.
(b) Represents pending divestitures as of December 31, 2009.

New Vehicle Sales

As of December 31, 2009, we had a diverse portfolio of 37 American, European and Asian brands. Our new vehicle unit sales consist of the sale of new vehicles to individual retail customers ("new light vehicle retail"), the sale of new vehicles to commercial customers ("fleet"), and the sale of new heavy trucks ("heavy truck") (the terms "new light vehicle retail," "fleet" and "heavy truck," being collectively referred to as "new"). Our new light vehicle revenue and new light vehicle gross profit include revenue and gross profit from new light vehicle unit and fleet unit sales. In 2009, we sold 64,618 new vehicles through our dealerships. New light vehicle sales were 51% of our total revenues and 21% of our total gross profit for the year ended December 31, 2009. New heavy truck revenue totaled 4% of our total revenues and 1% of our total gross profit for the year ended December 31, 2009. We evaluate the results of our new vehicle sales based on unit volumes and gross profit per vehicle sold.

Our new vehicle revenues include new vehicle sale and lease transactions arranged by our dealerships with third parties. As a result of fixed-period lease terms, customers who lease new vehicles generally return to the market more frequently than customers who purchase new vehicles. In addition, because third-party lessors frequently give our dealerships the first option to purchase vehicles returned by customers at lease-end, leases typically provide us with an additional source of late-model vehicles for our used vehicle inventory. Generally, leased vehicles remain under manufacturer warranty for the term of the lease, which results in increased parts and services revenue, as dealerships are typically relied upon to provide warranty repair service to the lessee throughout the lease term.

Used Vehicle Sales

We sell used vehicles at all of our dealership locations. Used vehicle sales include the sale of used vehicles to individual retail customers ("used retail") and the sale of used vehicles to other dealers at auction ("wholesale") (the terms "used retail" and "wholesale" being together referred to as "used"). In 2009, we sold 39,972 used retail vehicles through our dealerships. Sales of used retail vehicles, which generally have higher gross margins than new vehicles, accounted for approximately 20% of our total revenues and 13% of our total gross profit for the year ended December 31, 2009. We evaluate the results of our used vehicle sales based on unit volumes and gross profit per vehicle sold. Wholesale sales represented 5% of our total revenues, but did not have a material impact on our total gross profit, for the year ended December 31, 2009.

Gross profit from the sale of used vehicles depends primarily on the ability of our dealerships to obtain a high quality supply of used vehicles and the use of advanced technology to manage our inventory. Our new vehicle operations typically provide our used vehicle operations with a large supply of high quality trade-ins and off-lease vehicles, which we believe are good sources of attractive used vehicle inventory. We also purchase a significant portion of our used vehicle inventory at auctions restricted to new vehicle dealers (offering off-lease, rental and fleet vehicles) and "open" auctions that offer vehicles sold by other dealers and repossessed vehicles. Used vehicle inventory is typically sold as wholesale if a vehicle is not sold at retail within 60 days, except for used vehicles that do not fit within our inventory mix, which are sold as wholesale almost immediately. The reconditioning of used vehicles also creates service work for our parts and service departments.

Parts and Service

We sell parts and provide maintenance and repair service at all of our franchised dealerships, primarily for the vehicle brands sold at those dealerships. We operate approximately 2,700 service bays at our dealerships. In addition, as of December 31, 2009, we maintained 25 free-standing collision repair centers either on the premises of, or in close proximity to, our dealerships. Sales of parts and service accounted for approximately 17% of our total revenues and 51% of our total gross profit for the year ended December 31, 2009.

Historically, parts and service revenues have been more stable than those from vehicle sales. Industry-wide, parts and service revenues have consistently increased over time primarily due to the increased cost of maintaining vehicles, the added technical complexity of vehicles and the increasing number of vehicles on the road. However, we believe that our parts and service revenues have been, and will continue to be, under pressure in the current challenging retail environment because vehicle owners have been postponing, and may continue to postpone certain repairs that are not necessary to the functional operation of their vehicle. In addition, we continue to believe that vehicles manufactured in recent years continue to show signs of improved manufacturing,

resulting in the need for fewer repairs which, in turn, reduces our parts and services revenues. Furthermore, the significant decline in U.S. vehicle sales over the past two years may have an adverse impact on our parts and service business for the next several years.

The automotive parts and service industry tends to be highly fragmented, with franchised dealerships and independent repair shops competing for this business. We believe, however, that the increased use of advanced technology in vehicles has made it difficult for independent repair shops to compete effectively for our service and repair business. These independent repair shops may not be able to invest in the equipment and training necessary to perform major or technical repairs, especially as such repairs relate to luxury and mid-line imports which comprise a significant majority of our new vehicle retail sales. Our parts and service business also benefits from the service work generated through the sale of extended service contracts to customers who purchase new and used vehicles from us, as historically these customers have tended to service their vehicles at the same location where they purchase extended warranty contracts. Additionally, vehicle manufacturers require manufacturer warranty work to be performed only at franchised dealerships. As a result, unlike independent service stations or independent and superstore used car dealerships with service operations, our franchised dealerships are authorized to perform work covered by manufacturer warranties on increasingly technologically complex vehicles. For the year ended December 31, 2009, warranty work accounted for 17% of our parts and service revenue.

Finance and Insurance

We refer to the finance and insurance portion of our business as F&I. Through our F&I business, we arrange for third-party financing of the sale or lease of new and used vehicles to customers, as well as offer a number of aftermarket products such as extended service contracts, guaranteed asset protection ("GAP") debt cancellation, prepaid maintenance, credit life and disability insurance, and similar products. Our finance and insurance business generated approximately 3% of our total revenues and 15% of our total gross profit for the year ended December 31, 2009. The following is a brief description of our significant F&I product offerings:

- Extended service contracts – covers certain repair work after the expiration of the manufacturer warranty.
- GAP debt cancellation – covers the difference in value between the actual value of the car and the amount on an auto loan or a lease after the payment from the insurance company at the time of a total loss.
- Prepaid maintenance – covers certain routine maintenance work, such as (i) oil changes, (ii) cleaning and adjusting of brakes (iii) multi-point vehicle inspections and (iv) tire rotations.
- Credit life and disability – covers the remaining amounts due on an auto loan or a lease in the event of death or disability.

We earn sales-based commissions on substantially all of the financing that we arrange on behalf of our customers. We may be charged back ("chargebacks") for these commissions in the event a finance contract is cancelled, typically within the first 90 days of such contract or if a non-finance contract is canceled prior to its maturity. We arranged customer financing on approximately 70% of the vehicles we sold during the year ended December 31, 2009. These transactions resulted in commissions being paid to us by the third-party lenders, including manufacturer captive finance subsidiaries. Currently, we do not retain liability for the credit risk associated with these purchase and lease transactions after the completion of the transactions.

Similarly, we may be required to refund a portion of our profit relating to the sale of warranty, maintenance and insurance and other products in the event of early cancellation. We do not, however, bear any risk related to insurance payments, which are borne by third parties. We receive discounted pricing compared to smaller competitors in our local markets on many of the warranty, maintenance and insurance products that we provide as a result of our size and sales volume. Historically, chargebacks on finance contracts and warranty, maintenance and insurance products have totaled between 12% and 14% of total F&I revenue.

We are currently party to a number of "preferred lender agreements." Under the terms of these preferred lender agreements, each lender has agreed to provide a marketing fee to us above the standard commission rate for each loan that our dealerships place with that lender. Furthermore, many of the warranty and insurance products we sell result in underwriting profits and investment income for us based on portfolio performance. The underwriting profits and investment income, if any, represent the amount of funds available to pay future claims in excess of what is actually used to pay claims on the related policies. These payments are determined by the lenders based upon an agreed-upon earnings schedule.

Recent Developments

New Sprinter Franchises

In January 2010, we were awarded two Sprinter franchises, which were added to our Mercedes-Benz locations in St. Louis, Missouri and Tampa, Florida.

Toyota and Lexus Recalls

On October 5, 2009, Toyota initiated a recall for potential floor mat interference with accelerator pedals, referred to as the "pedal entrapment recall," currently covering over 5 million Toyota and Lexus vehicles. On January 21, 2010, Toyota announced a recall for sticking accelerator pedals, referred to as the "accelerator pedal recall," currently covering approximately 2.3 million Toyota vehicles. On January 26, 2010, Toyota then temporarily suspended sales of the eight new vehicle models covered by the accelerator pedal recall. In early February 2010, Toyota announced that dealers can resume selling vehicles covered by the accelerator pedal recall, to the extent they perform the necessary repairs to address such recall. On February 8, 2010, Toyota announced additional recalls covering 2010 model year Prius vehicles as well as other Toyota and Lexus vehicles.

We currently own (i) 5 Toyota dealerships representing 9% and 10% of our new and used vehicle sales, respectively and 10% of our total revenues for the year ended December 31, 2009; and (ii) 3 Lexus dealerships representing 5% and 8% of our new and used vehicle sales, respectively and 6% of our total revenues for the year ended December 31, 2009. In addition, a significant amount of our Toyota vehicle inventory is covered by one or more of these recalls. While we do not currently project a material impact on our business from the Toyota and Lexus recalls commenced to date and based on currently available information, the overall impact is uncertain and there can be no assurance that the recalls, or additional recalls that may occur, will not have a material adverse effect on our business.

Business Strategy

Focus on Premier Brand Mix, Strategic Markets and Diversification

We classify our franchise sales into luxury, mid-line import, mid-line domestic, value, and heavy trucks. Luxury and mid-line imports together accounted for approximately 85% of our new light vehicle sales for the year ended December 31, 2009. Over the last two decades, luxury and mid-line imports have gained market share at the expense of mid-line domestic brands. We believe that in this challenging retail environment, luxury brands will maintain a strong presence in the market and that mid-line import market share gains will continue, primarily because luxury and mid-line import vehicles, based on recent results, have:

- delivered more desirable vehicle models, in terms of fuel efficiency and cost;
- demonstrated greater resilience to downturns in the economy;
- garnered higher customer loyalty; and
- presented more attractive service and used car opportunities.

The following table reflects (i) the number of franchises and (ii) the percent of new light vehicle revenues represented by each class of franchise as of December 31, 2009:

Class/Franchise	Number of Franchises as of December 31, 2009	% of New Light Vehicle Revenues for the Year Ended December 31, 2009
Light Vehicles		
Luxury		
BMW	9	9%
Acura(a)	6	4
Mercedes-Benz	4	8
Infiniti	4	4
Lincoln	4	2
Lexus	3	6
Volvo	3	1
Audi	2	1
Cadillac	1	1
Jaguar	1	*
Land Rover	1	*
Porsche	1	*
Total Luxury	39	36%
Mid-Line Import		
Honda(a)	14	25%
Nissan	11	12
Toyota	5	10
MINI	2	1
Mazda	1	*
Volkswagen	1	1
Total Mid-Line Import	34	49%
Mid-Line Domestic		
Ford	4	7%
Mercury	4	1
Chevrolet	2	3
Chrysler	2	*
Dodge	3	1
Buick	1	*
GMC	1	*
Jeep	2	1
Pontiac	1	*
Total Mid-Line Domestic	20	13%
Value		
smart	2	*
Hyundai	1	1%
Kia	1	1
Total Value	4	2%
Total Light Vehicles	97	100%

Class/Franchise	Number of Franchises as of December 31, 2009
Heavy Trucks	
Hino	2
International	2
Isuzu Truck	1
IC Bus	1
Peterbilt	1
UD Truck	1
Workhorse	1
Total Heavy Trucks	9
TOTAL	106

* Franchise accounted for less than 1% of new light vehicle retail revenue for the year ended December 31, 2009.

(a) Includes one pending divestiture as of December 31, 2009.

Our physical locations encompassed 21 different metropolitan markets at 81 locations in the following 11 states as of December 31, 2009: Arkansas, California, Florida, Georgia, Mississippi, Missouri, New Jersey, North Carolina, South Carolina, Texas and Virginia. New vehicle sales revenue is diversified among certain manufacturers as shown in the table above. We believe that our geographic diversity as well as diversification among manufacturers decreases our exposure to regional economic downturns and manufacturer-specific risks such as manufacturer bankruptcy, recalls, warranty issues or production disruption. See "Risk Factors" for a description of several risks relating to manufacturer-specific risks.

Each of our dealerships maintains a strong local brand that has been enhanced through local advertising. We believe our cultivation of strong local brands is beneficial because consumers prefer to interact with a locally-recognized brand. By placing franchises in one geographic location under a single, local brand, we believe we will be able to generate advertising synergies and retain customers even if they purchase and service different automobile brands.

Maintain Flexible Cost Structure and Emphasize Expense Control

We continually focus on controlling expenses at our existing dealerships and any that may be integrated into our operations upon acquisition. We categorize our cost structure into three groups, which are variable, semi-variable and fixed. Variable costs include incentive-based compensation, which include commissions and other incentive pay and vehicle carrying cost. Salespeople, sales managers, service managers, parts managers, service advisors, service technicians and the majority of other non-clerical dealership personnel are paid a commission. We also compensate our general managers with incentive pay, based on dealership profitability, and our department managers and salespeople are similarly compensated with an incentive-based pay system based upon departmental profitability and individual performance. In addition, the bonus portion of our salaried employees' compensation is tied to our overall operating results, and is thus variable. Semi-variable expenses include base salaries, outside services, travel and entertainment expenses, advertising and loaner vehicle amortization. Fixed costs include rent, utilities and depreciation expense. We are constantly evaluating our cost structure, and believe that we can further manage our costs by:

- centralizing our processing systems and capitalizing on best practices among our dealerships;
- standardizing our benefit plans; and
- negotiating additional contracts with certain of our vendors on a national rather than regional basis.

For example, in order to reduce our expenses, we recently completed a corporate and regional restructuring plan, which included the relocation of our corporate offices and the reorganization of our retail network. We moved our corporate headquarters to Duluth, Georgia, and closed our corporate offices in New York, New York and Stamford, Connecticut, at the end of March 2009. In addition, during 2009, we eliminated our regional management structure. Finally, we continue to expand our store-level productivity initiatives, focus on managing our cost structure, improve inventory management and select technology investments to

enhance our productivity. For a further discussion of the cost-savings resulting from our restructuring and productivity initiatives, please see the discussion in "Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations" of this Annual Report.

Focus on Higher Margin Products and Services

While new vehicle sales are critical to drawing customers to our dealerships, parts and service, used vehicle retail sales, and finance and insurance generally provide significantly higher profit margins and account for the majority of our profitability. As a result, we have discipline-specific executives at both the corporate and dealership levels, who focus on increasing the penetration of current services and expanding the breadth of our offerings to customers. While each of our dealership general managers has flexibility to respond effectively to local market conditions, including market-specific advertising and management of inventory mix, each pursues an integrated strategy, as directed from our centralized management team at our corporate office, to enhance profitability and stimulate organic growth.

Local Management of Dealership Operations

We believe that local management of dealership operations enables our retail network to provide market-specific responses to sales, customer service and inventory requirements. Our dealerships are operated as distinct profit centers in which the general managers are responsible for the operations, personnel and financial performance of their dealerships as well as other day-to-day operations. We believe our general managers' familiarity with their markets enables them to effectively run day-to-day operations, market to customers and recruit new employees. The general manager of each dealership is supported, in most cases, by a new vehicle sales manager, a used vehicle sales manager, a F&I manager, and a parts and service manager. Our dealership management teams typically have many years of experience in the automotive retail industry. In addition, our continued focus on college recruiting, training, development, and retention is designed to maintain and strengthen our talented management pool. This management structure is complemented by support from the corporate office through centralized technology and financial controls.

We also believe the application of professional management practices such as the implementation of policies and procedures to streamline processes, create efficiencies and share best practices among our dealership operations provides us with a competitive advantage over many independent dealerships. Notwithstanding the foregoing, we continue to regularly examine our operations in order to identify areas for improvement and disseminate best practices throughout our retail network.

Centralized Administrative and Strategic Functions

Our corporate headquarters is located in Duluth, Georgia. The corporate office is responsible for the capital structure of the business and its expansion and operating strategy. The implementation of our operational strategy rests with each dealership management team based on the policies and procedures established and promulgated by the corporate office. With respect to our growth strategy, the corporate office management team evaluates opportunities for acquisition or to enter new markets as such opportunities become available that we believe will allow us to meet our return threshold. In addition, we continuously evaluate the financial and operating results of our dealerships, as well as each dealership's geographical location and from time to time, we may seek to sell certain of our dealerships to raise capital or to refine our dealership portfolio.

Furthermore, we employ professional management practices in all aspects of our operations. Our dealership operations are complemented by centralized technology and strategic and financial controls, as well as shared market intelligence throughout the organization. Corporate and dealership management utilize centralized management information systems to monitor each dealership's sales, profitability and inventory on a regular basis. In addition, we have centralized our information technology, payroll and benefits administration from which we expect to experience cost synergies.

Beginning in late 2007, we began a migration to a single dealer management system ("DMS"), DealerTrack's Arkona dealer management system. We believe a single DMS will create a more efficient retail operation that will result in a better experience for our customers. As of December 31, 2009, approximately 67% of our dealerships have been converted to the Arkona dealer management system.

We consolidate financial, accounting and operational data received from our dealerships through customized financial products. Our information technology approach enables us to integrate and aggregate the information from existing dealerships

and, when necessary, a new acquisition. By creating a connection over our private network between the dealer management system and our corporate financial products, management can view the financial, accounting and operational data of any specific dealership. These financial products allow us to review operating and financial data at a variety of levels. For example, from our headquarters, management can review the performance of any specific department (*e.g.*, parts and services) at any particular dealership. This system also allows us to more efficiently compile and monitor our consolidated financial results.

Commitment to Customer Service

We are focused on providing a high level of customer service to meet the needs of an increasingly sophisticated and demanding automotive consumer. We have designed our dealership service business to meet the needs of our customers and establish relationships that we believe will result in both repeat business and additional business through customer referrals. Furthermore, we provide our dealership managers with appropriate incentives to employ more efficient selling approaches, engage in extensive follow-up to develop long-term relationships with customers and extensively train our sales staff to meet customer needs.

We continually evaluate opportunities, and implement appropriate new technologies, to improve the buying experience for our customers, and believe that our ability to share best practices across our multi-jurisdictional platform gives us an advantage over independent dealerships. For example, our customer relations management tool facilitates communications with our customers before, during and after the sale. Additionally, we have implemented a web-based used vehicle inventory management system that allows us to optimize our local market inventory mix and pricing, enabling us to offer a better selection of highly desirable, lower cost used vehicles. As discussed above, we have invested in innovative computer technologies and developed product menus to help streamline the purchase process and create efficiencies in our customers' purchasing experience of our finance, insurance and warranty products. All of our stores have access to these tools to drive the performance of our employees and enhance customer service.

In addition, our service and repair operations are an integral part of our overall approach to customer service, providing an opportunity to foster ongoing relationships and improve customer loyalty. We continue to train our technicians and service advisors to ensure that our customers continue to receive excellent service. We intend to invest in the human capital necessary to ensure that this aspect of our business continues to expand.

Marketing

Our advertising and marketing efforts are focused at the local market level, with the aim of building our business with a broad base of repeat, referral and new customers. Traditionally, we have spent the majority of our advertising dollars on television advertising, but we are experiencing a continued shift toward Internet-based advertising, including lead generation. Recognizing the fact that customers are using interactive tools to make buying decisions, we are investing in the development of our e-commerce strategy by:

- focusing on the development of our brands online;
- performing research to better understand the online consumer and their decision to visit one site versus another; and
- reinvesting our marketing dollars toward online marketing.

Radio, print, direct mail and the yellow pages make up the remaining factions of our advertising spend. In addition, we also use electronic mail to assist our marketing efforts and to stay in contact with our customers.

The automotive retail industry has traditionally used locally produced, largely non-professional materials for advertising, often developed under the direction of each dealership's general manager. However, we have chosen to create common marketing materials for our brand names using professional advertising agencies. Our total company advertising expense from continuing operations was $27.4 million for the year ended December 31, 2009, which translates into an average of $262 per retail vehicle sold. In addition, manufacturers' direct advertising spending in support of their brands has historically been a significant component of the total amount spent on new car advertising in the United States.

Competition

In new vehicle sales, our dealerships compete with other franchised dealerships, primarily in their regions. We do not have any cost advantage in purchasing new vehicles from the manufacturers. Instead, we rely on our advertising and merchandising, sales expertise, service reputation, strong local brand names and location of our dealerships to assist in the sale of new vehicles. Our used vehicle operations compete with other franchised dealers, large used car retail consolidators, independent used car dealers, Internet-based vehicle brokers and private parties for supply and resale of used vehicles.

We compete with other franchised dealers to perform warranty repairs and with other automobile dealers and franchised and independent service centers for non-warranty repair and routine maintenance business. We compete with other automobile dealers, service stores and auto parts retailers in our parts operations. We believe that the principal competitive factors in parts and service sales are the ability to use factory-approved replacement parts, price, the familiarity with a manufacturer's brands and models, and the quality of customer service. A number of regional and national chains as well as some competing franchised dealers may offer certain parts and services at prices lower than our prices.

In arranging financing for our customers' vehicle purchases, we compete with a broad range of financial institutions. In addition, many financial institutions are now offering F&I products through the Internet, which may increase competition and reduce our profits on certain of these items. We believe that the principal competitive factors in providing financing are convenience, interest rates and flexibility in contract length.

In addition, given our desire to hire experienced, talented and successful individuals, the market for qualified employees in the industry and in the regions in which we operate, particularly for general managers and sales and service personnel, is highly competitive. As a result, we also compete with franchised dealers and other large automotive retailers for talented personnel.

Dealer and Framework Agreements

Each of our dealerships operates pursuant to a dealer agreement between the dealership and the manufacturer (or in some cases the distributor) of each brand of new vehicles sold and/or serviced at the dealership. A typical dealer agreement specifies the locations at which the dealer has the right and obligation to sell the manufacturer's vehicles and related parts and products and/or to perform certain approved services. Each dealer agreement also governs the use of the manufacturer's trademarks and service marks.

The allocation of new vehicles among dealerships is subject to the discretion of the manufacturer, and generally does not guarantee the dealership exclusivity within a given territory or otherwise. Most dealer agreements impose requirements on substantially all aspects of the dealer's operations. For example, most of our dealer agreements contain provisions and standards related to, among other things, the following:

- inventories of new vehicles and manufacturer replacement parts;
- maintenance of minimum net working capital requirements, and in some cases, minimum net worth requirements;
- achievement of certain sales and customer satisfaction targets;
- advertising and marketing practices;
- facilities and signs;
- products offered to customers;
- dealership management;
- personnel training;
- information systems;
- geographic market; and
- dealership monthly and annual financial reporting.

In addition to requirements under dealer agreements, we are subject to additional provisions contained in supplemental agreements, framework agreements, dealer addenda and manufacturers' policies, collectively referred to as "framework agreements." Framework agreements impose additional requirements to those described above. Such agreements also define other standards and limitations, including:

- company-wide performance criteria;
- capitalization requirements;
- limitations on changes in our ownership or management;
- limitations on the number of a particular manufacturer's franchises owned by us;
- restrictions or prohibitions on our ability to pledge the stock of certain of our subsidiaries; and
- conditions for consent to proposed acquisitions, including sales and customer satisfaction criteria, as well as limitations on the total local, regional and national market share percentage that would be represented by a particular manufacturer's franchises owned by us after giving effect to a proposed acquisition.

Some dealer agreements and framework agreements grant the manufacturer the right to purchase its dealerships from us under certain circumstances, including upon the occurrence of an extraordinary corporate transaction without the manufacturer's prior consent or a material breach of the framework agreement. Some of our dealer agreements and framework agreements also give the manufacturer a right of first refusal if we propose to sell any dealership representing the manufacturer's brands to a third party. These agreements may also attempt to limit the protections available under applicable state laws and require us to resolve disputes through binding arbitration.

Provisions for Termination or Non-renewal of Dealer and Framework Agreements. Certain of our dealer agreements expire after a specified period of time, ranging from one year to eight years, while other of our agreements have a perpetual term. We expect to renew expiring agreements in the ordinary course of business. However, typical dealer agreements give the manufacturer the right to terminate or the option of non-renewal of the dealer agreements under certain circumstances, including:

- insolvency or bankruptcy of the dealership;
- failure to adequately operate the dealership or to maintain required capitalization levels;
- impairment of the reputation or financial condition of the dealership;
- change of control of the dealership without manufacturer approval;
- failure to complete facility upgrades required by the manufacturer or agreed to by the dealer; or
- material breach of other provisions of a dealer agreement.

While our dealer agreements may be terminated or not renewed for any of the reasons listed above, it may be possible to negotiate a waiver of termination or non-renewal with the manufacturer. Notwithstanding that, however, no assurances can be provided that upon the termination or attempted termination, or nonrenewal of any agreement, that we will be able to enter into new agreements, or waivers to any agreement, on acceptable terms, in a timely manner, or at all.

Regulations

We operate in a highly regulated industry. Under various state laws each of our dealerships must obtain a license in order to establish, operate or relocate a dealership or operate an automotive repair service in such state. In addition, we are subject to numerous complex federal, state and local laws regulating the conduct of our business, including with respect to:

- advertising;
- motor vehicle and retail installment sales practices;
- leasing;

- sales of finance, insurance and vehicle protection products;
- consumer credit and deceptive trade practices;
- consumer protection;
- consumer privacy;
- money laundering;
- environmental matters;
- land use and zoning; and
- health and safety and employment practices.

We actively make efforts to assure we are in compliance with the laws and related regulations that affect our business.

In certain instances, we are entitled to benefit from the protection of applicable state laws which limit a manufacturer's ability to terminate or refuse to renew a franchise agreement, provide dealers with certain rights with respect to the addition of dealerships within proscribed geographic areas, and protect dealers against manufacturers unreasonably withholding consent to proposed changes in ownership of dealerships. However, our protection may be limited in some cases under our existing framework agreements with manufacturers, and the laws with respect to these activities may be changed at any time in the future.

Environmental Matters

We are subject to a wide range of environmental laws and regulations, including those governing discharges into the air and water, the storage of petroleum substances and chemicals, the handling and disposal of wastes and the remediation of contamination. As with automobile dealerships generally, and service and parts and collision repair center operations in particular, our business involves the generation, use, handling and disposal of hazardous or toxic substances and wastes. Operations involving the management of wastes are subject to requirements of the Federal Resource Conservation and Recovery Act and comparable state statutes. Pursuant to these laws, federal and state environmental agencies have established approved methods for handling, storage, treatment, transportation and disposal of regulated substances and wastes with which we must comply.

Our business also involves the use of above ground and underground storage tanks. Under applicable laws and regulations, we are responsible for the proper use, maintenance and abandonment of our regulated storage tanks and for remediation of subsurface soils and groundwater impacted by releases from existing or abandoned storage tanks. In addition to these regulated tanks, we own, operate, or have otherwise closed in place other underground and above ground devices or containers (such as automotive lifts and service pits) that may not be classified as regulated tanks, but which could or may have released stored materials into the environment, thereby potentially obligating us to clean up any soils or groundwater resulting from such releases.

We are also subject to laws and regulations governing remediation of contamination at or from our facilities or at facilities where we send hazardous or toxic substances or wastes for treatment, recycling or disposal. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the "Superfund" law, and similar state statutes, impose liability for the entire cost of a cleanup, without regard to fault or the legality of the original conduct, on those that are considered to have contributed to the release of a "hazardous substance." Responsible parties include the owner or operator of the site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances released at such sites. These responsible parties also may be liable for damages to natural resources. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances. Currently, we are not aware of any material "Superfund" or other remedial liabilities to which we are subject.

Further, the Federal Clean Water Act and comparable state statutes prohibit discharges of pollutants into regulated waters without the necessary permits, require containment of potential discharges of oil or hazardous substances and require preparation of spill contingency plans. We are not aware of any non-compliance with the wastewater discharge requirements, requirements for the containment of potential discharges and spill contingency planning or other environmental laws applicable to our operations.

Environmental laws and regulations are very complex and it has become difficult for businesses that routinely handle hazardous and non-hazardous wastes to achieve and maintain full compliance with all applicable environmental laws. From time to time we experience incidents and encounter conditions that will not be in compliance with environmental laws and regulations. However, none of our dealerships has been subject to any material environmental liabilities in the past, nor do we know of any fact or condition that would result in any material environmental liabilities being incurred in the future. Nevertheless, environmental laws and regulations and their interpretation and enforcement change frequently and we believe that the trend of more expansive and stricter environmental legislation and regulations is likely to continue. As a result, there can be no assurance that compliance with environmental laws or regulations or the future discovery of unknown environmental conditions will not require additional expenditures by us, or that such expenditures would not be material. Our operations are subject to substantial changes in laws and regulations and related claims and proceedings, any of which could adversely affect our business, financial condition and results of operations.

Employees

As of December 31, 2009, we employed approximately 6,600 people. We believe our relationship with our employees is favorable. We do not have employees that are represented by a labor union; however, certain of our facilities are located in areas of high union concentration, and such facilities are susceptible to union-organizing activity. In addition, because of our dependence on vehicle manufacturers, we may be affected adversely by labor strikes, work slowdowns and walkouts at vehicle manufacturers' production facilities and transportation modes that are outside of our control.

Insurance

Because of the vehicle inventory and the nature of the automotive retail business, automobile retail dealerships generally require significant levels of insurance covering a broad variety of risks. Our insurance program includes multiple umbrella policies with a total per occurrence and aggregate limit of $100.0 million. We are self insured for certain employee medical claims and maintain stop loss insurance for individual claims. We have large deductible insurance programs in place for workers compensation, property and general liability claims.

Item 1A. Risk Factors

In addition to the other information in this report, you should consider carefully the following risk factors when evaluating our business. Any of these risks, or the occurrence of any of the events described in these risk factors, could materially adversely affect our business, financial condition or results of operations. In addition, other risks or uncertainties not presently known to us or that we currently do not deem material could arise, any of which could also materially adversely affect us.

We have significant debt, and the ability to incur additional debt, which may limit our flexibility to manage our business. Furthermore, if we are unable to generate sufficient cash, our ability to service our debt may be materially adversely affected.

We have substantial debt service obligations. As of December 31, 2009, we had total debt of $547.2 million, excluding (i) floor plan notes payable, (ii) the effects of our terminated fair value hedge on our 8% Senior Subordinated Notes due 2014 (the "8% Notes") and (iii) the unamortized discount on our 3% Convertible Notes due 2012 (the "3% Notes") on our Consolidated Balance Sheet. In addition, we and our subsidiaries have the ability to obtain additional debt from time to time to finance acquisitions, real property purchases, capital expenditures or for other purposes, subject to the restrictions contained in our BofA Revolving Credit Facility, our JPMorgan Used Vehicle Floor Plan Facility and the indentures governing our 8% Notes and our 7.625% Senior Subordinated Notes due 2017 (the "7.625% Notes"), as well as certain other agreements. We will continue to have substantial debt service obligations, consisting of required cash payments of principal and interest, for the foreseeable future.

Our significant indebtedness could have important consequences to us, including the following:

- our ability to obtain additional financing for acquisitions, capital expenditures, working capital or general corporate purposes may be impaired in the future;
- a substantial portion of our current cash flow from operating activities must be dedicated to the payment of principal and interest on our debt, thereby reducing the funds available to us for our operations and other corporate purposes;
- some of our borrowings are and will continue to be at variable rates of interest, which exposes us to certain risks of interest rate fluctuations; and
- we may be substantially more leveraged than some of our competitors, which may place us at a relative competitive disadvantage and make us more vulnerable to changes in market conditions and governmental regulations.

As a result of the foregoing and other potential limitations, our indebtedness obligations may limit our ability to take strategic actions that would otherwise enable us to manage our business, in a manner in which we otherwise would, absent such limitations, which could materially adversely affect our business, financial condition and results of operations.

Under various agreements to which we are a party, we are required to maintain compliance with certain financial and other covenants. Our failure to comply with certain covenants in our debt, mortgage and lease agreements could adversely affect our ability to access our revolving credit facilities and adversely affect our ability to conduct our business.

We have operating and financial restrictions and covenants in certain of our leases and in our debt instruments, including our revolving credit facilities with Bank of America, N.A. and JPMorgan Chase Bank, N.A., the indentures under our 8% Notes and our 7.625% Notes and the mortgage agreements or guarantees for mortgages held with Wachovia Bank, National Association, Wachovia Financial Services, Inc., and certain of our other mortgage obligations. These restrictions and covenants limit, among other things, our ability to incur certain additional debt, to create certain liens or other encumbrances, and to make certain payments (including dividends and repurchases of our shares and investments).

Our revolving credit facilities, mortgages and/or guarantees related to such mortgages, and certain of our lease agreements, require us to maintain compliance with certain financial ratios. As a result of, among other things, the significant changes in our business due to national and global economic uncertainties which began in 2008, in July 2009, we eliminated the total leverage ratio covenants in our revolving credit facilities with Bank of America, N.A. and JPMorgan Chase Bank, N.A., and the mortgage agreements and guarantees for mortgages held with Wachovia Bank, National Association and Wachovia Financial Services, Inc. In connection with eliminating these covenants, we agreed to, among other things, significant additional limitations on our ability

to incur certain new indebtedness as described in more detail elsewhere in this annual report on Form 10-K. In addition, we agreed to reduce the total credit availability under our BofA Revolving Credit Facility from $175.0 million to $150.0 million. The additional limitations on new indebtedness, the reduction in total credit availability and the financial covenants contained in our debt agreements could have a material adverse effect on our liquidity and operations if we require additional funds to conduct our business, including funds for working capital, capital expenditures, acquisitions or other corporate purposes.

Under the terms of these debt instruments, at our option after April 30, 2010 and assuming we are then in compliance with all applicable requirements therein, we may elect to be governed by the original total leverage ratio covenants, in which case the limitations on additional indebtedness will no longer be applicable. However, we cannot give any assurance that we will be able to comply with these total leverage ratio covenants at any time in the future. Our failure to satisfy these total leverage ratio covenants would prohibit us from electing to be governed by the original covenants and removing the limitations on additional indebtedness.

We are currently in compliance with all applicable financial and other covenants. However, our failure to satisfy any of these covenants in the future would constitute a default under the relevant debt agreement, which would (i) entitle the lenders under such agreement to terminate our ability to borrow under the relevant agreement and accelerate our obligations to repay outstanding borrowings; (ii) require us to apply our available cash to repay these borrowings and/or (iii) prevent us from making debt service payments on our 8% Notes, our 7.625% Notes, and our 3% Senior Subordinated Convertible Notes due 2012 (the "3% Notes"). In many cases, a default under one of our debt agreements could trigger cross default provisions in one or more of our other debt and lease agreements.

If we are unable to comply with applicable financial or other covenants, we may be required to seek waivers or modifications of our covenants from our lenders, or we may need to undertake a transaction designed to generate proceeds sufficient to repay such debt. Obtaining such waivers or modifications often requires the payment to the bank lenders of significant fees and requires significant time and attention of management. In light of continued uncertain and challenging conditions in the automotive industry and the conditions in the credit markets generally, we cannot give any assurance that we would be able to successfully take any necessary actions at times, or on terms acceptable to us.

In addition to the financial and other covenants contained in our various financing agreements, a number of our dealerships are located on properties that we lease. Certain of the leases governing such properties have certain covenants with which we must comply. If we fail to comply with the covenants under our leases, the respective landlords could, among other remedies, terminate the leases and seek damages which could equal the amount to which the accelerated rents under the applicable lease for the remainder of the lease term exceeds the fair market rent over the same period, or evict us from the property.

Our failure to comply with any applicable covenants could have a materially adverse effect on our business, financial condition or results of operations.

Further contraction of the financial markets and asset valuations could negatively impact our business, results of operations, financial condition or liquidity.

In the recent past, global financial markets and economic conditions have been disruptive and volatile, and continue to be uncertain. These issues, along with significant write-offs in the financial services sector, the re-pricing of certain credit risks and continued weak economic conditions in certain industries and sectors have made it difficult to obtain funding.

We currently maintain revolving credit facilities with Bank of America, N.A., JPMorgan Chase Bank, N.A., and a syndicate of other banks under those credit facilities, and we have hedge transactions in place with Wells Fargo, N.A., Wachovia Financial Services, Inc., Goldman Sachs & Co. and Deutsche Bank AG, London Branch. If any of these financial institutions that have extended credit commitments to us or have entered into hedge or similar transactions with us are further adversely affected by the current uncertain conditions in the U.S. and international capital markets, they may become unable or unwilling to fund borrowings under their credit commitments to us or otherwise fulfill their obligations under the relevant agreements.

Furthermore, the cost of obtaining money from the credit markets generally has increased in connection with the uncertain financial markets, as many lenders and institutional investors have increased interest rates, enacted more stringent lending standards, refused to refinance existing debt and reduced and, in some cases, ceased to provide funding to borrowers. Our inability to access necessary or desirable funding, or to enter into certain related transactions, when and at costs deemed appropriate by us could have a negative impact on our business, financial condition and liquidity.

If the retail environment continues to be challenging and our dealerships are unable to generate sufficient cash, our liquidity position may be materially adversely affected.

For the last two years, the automotive retail industry has experienced an unprecedented challenging environment, and we expect only a modest recovery to the automotive industry in 2010. The seasonally adjusted annual rate ("SAAR") of new vehicle sales in the U.S., which was over 16.0 million from 1999 to 2007, decreased to approximately 13.2 million in 2008 and 10.4 million in 2009. Our operations have been and could continue to be adversely affected by these unfavorable economic conditions. We also expect continued difficulty for consumers in securing vehicle financing as unemployment remains high and volatility remains in the financial markets.

If we are unable to generate sufficient operating cash flow, we may need to enter into certain extraordinary transactions in order to generate sufficient cash to sustain our operations, which may include, but not be limited to selling certain of our dealerships or other assets and borrowing under our existing credit facilities. In the current economic environment, there can be no assurance that, if necessary, we will be able to enter into any such transactions in a timely manner and on reasonable terms, if at all. Furthermore, in the event we are required to sell dealership assets to enhance our liquidity, the sale of a material portion of such assets could have an adverse effect on our revenue stream, the size of our operations and certain corporate efficiencies. If we are unable to generate sufficient operating cash flow or enter into any such transactions in a timely manner, our liquidity may be materially adversely affected.

Although we currently have borrowing availability under our credit facilities to finance our operations, our lenders may be unable or unwilling to fund borrowings under their credit commitments to us if these lenders face bankruptcy, failure, collapse or sale. The inability to draw cash under our credit facilities due to any of these, or any similar event, facing any one of our lenders would have a material adverse effect on our liquidity and operations.

Our capital costs and our results of operations may be materially and adversely affected by changes in interest rates.

We generally finance our purchases of new vehicle inventory and have the ability to finance the purchase of used vehicle inventory using floor plan credit facilities under which we are charged interest at variable rates. In addition, we have the ability to borrow funds under our various credit facilities at variable interest rates. Therefore, our interest expense from variable rate debt will rise with increases in interest rates. In addition, a significant rise in interest rates may also have the effect of depressing demand in the interest rate sensitive aspects of our business, particularly new and used vehicle sales, because most of our customers finance their vehicle purchases. As a result, rising interest rates may have the effect of simultaneously increasing our costs and reducing our revenues. Given our debt composition as of December 31, 2009, each one percent increase in market interest rates would increase our total annual interest expense, including floor plan interest, by $4.7 million. When considered in connection with reduced expected sales as and if interest rates increase, any such increase could materially adversely affect our business, financial condition and results of operations.

Recent vehicle manufacturer bankruptcies and other financial difficulties could have a material adverse effect on our financial condition and results of operations.

Chrysler LLC ("Chrysler") and General Motors Corporation ("GM") (together, the "Reorganized Manufacturers") each emerged from protection under Chapter 11 of Title 11 of the U.S. Bankruptcy Code in June 2009. In connection with these reorganizations, Chrysler terminated the franchise agreement for one of our four Chrysler dealerships and GM notified us that it would not renew the franchise agreements for two of our six GM dealerships when they expire in November 2010. We closed those two GM dealerships in the third quarter of 2009.

We have experienced, or may experience, a number of effects on our remaining Chrysler and GM dealership operations, including the following as a result of the above actions taken by the Reorganized Manufacturers:

- a failure of the Reorganized Manufacturers to supply our dealerships with an adequate number of vehicles;

- a failure of the Reorganized Manufacturers to produce desirable vehicles or a delay in the introduction of new or competitive makes or models;
- a disruption in delivery or availability of parts by the Reorganized Manufacturers;
- a reduction or discontinuance by the Reorganized Manufacturers of incentives, warranties and similar programs intended to promote and support new vehicle sales;
- a deterioration of the reputation of the Reorganized Manufacturers' products and related decrease in consumer demand for such products; and
- a disruption in the availability of financing for certain of our new vehicle inventory or consumer credit for the purchase or lease of vehicles or negative changes in the terms of such financing.

Continued operational losses by these, or other vehicle manufacturers, or other similar reorganizations by the Reorganized Manufacturers or other vehicle manufacturers resulting in the occurrence or reoccurrence of any one or more of the above-mentioned events, could have a material adverse effect on our sales volumes and profitability. In addition, such losses or reorganizations could lead to the impairment of one or more of our franchise rights, inventory, fixed assets and other related assets, which in turn could have a material adverse effect on our financial condition and results of operations. Such losses or reorganizations could also eliminate or reduce the Reorganized Manufacturers' contractual, statutory and common law indemnification obligations to our dealerships. Such elimination or reduction of indemnification obligations could increase our risk particularly in products liability actions by consumers.

Adverse conditions affecting the manufacturers of the vehicles that we sell may negatively impact our revenues and profitability.

Our ability to successfully market vehicles to the public depends to a great extent on aspects of our manufacturers' operations. Vehicle manufacturers have been, and continue to be, adversely affected by the recent U.S. and global recession. There has been a significant decline in vehicle sales, and other factors, such as rising interest rates and the tightening of the credit markets, have contributed to a difficult retail environment. In addition, conditions which negatively affect vehicle manufacturers in any of the following areas could have an adverse effect on their respective revenues and profitability:

- financial condition;
- marketing efforts;
- reputation for quality;
- manufacturer and other product defects, including recalls;
- management;
- disruption in manufacturing, importation and distribution; and
- labor relations.

Adverse conditions that materially adversely affect vehicle manufacturers and impact their ability to profitably design, market, produce or distribute new vehicles, could in turn materially adversely affect our ability to sell vehicles produced by that manufacturer, obtain or finance our desired new vehicle inventories, our ability to access or benefit from manufacturer financial assistance programs, our ability to collect in full or on a timely basis any amounts due therefrom, and/or our ability to obtain other goods and services provided by the impacted manufacturer. Our business, results of operations, financial condition, cash flows, and prospects could be materially adversely affected as a result of any event that has a material adverse effect on the vehicle manufacturers or distributors.

In addition, if a vehicle manufacturer seeks protection from creditors in bankruptcy, among other things, (i) the manufacturer could seek to terminate or reject all or certain of our franchises, (ii) if the manufacturer is successful in terminating all or certain of our franchises, we may not receive adequate compensation for them, (iii) our cost to obtain financing for our new vehicle inventory may increase or no longer be available from such manufacturer's captive finance subsidiary, (iv) consumer demand for such manufacturer's products could be materially adversely affected, especially if costs related to improving such manufacturer's poor

financial condition are imputed to the price of its products, (v) there may be a significant disruption in the availability of consumer credit to purchase or lease vehicles or negative changes in the terms of such financing, which may negatively impact our sales, and (vi) there may be a reduction in the value of receivables and inventory associated with that manufacturer. The occurrence of any one or more of the above-mentioned events could have a material adverse effect on our business and results of operations.

If we fail to obtain renewals of one or more of our dealer agreements on acceptable terms, if certain of our franchises are terminated, or if certain manufacturers' rights under their agreements with us are triggered, our business, financial condition and results of operations may be adversely affected.

Each of our dealerships operates under the terms of a dealer agreement with the manufacturer (or manufacturer-authorized distributor) of each new vehicle brand it carries and/or is authorized to service, and we operate under additional framework agreements for some vehicle manufacturers, which contain additional requirements that govern the particular vehicle manufacturer's franchises. Our dealerships may obtain new vehicles from manufacturers, service vehicles, sell new vehicles and display vehicle manufacturers' trademarks only to the extent permitted under these agreements. As a result of the terms of our dealer, framework and related agreements and our dependence on the rights, granted by the manufacturers, the manufacturers have the right to exercise a great deal of control over our day-to-day operations, and the terms of these agreements govern key aspects of our operations, acquisition strategy and capital spending.

Our dealer agreements may be terminated or not renewed by manufacturers for a number of reasons, and many of the manufacturers have the right to direct us to divest our dealerships if there is a default under the franchise agreement, an unapproved change of control, or certain other unapproved events. Although we currently have certain dealer agreements that will expire during 2010, and we expect that these agreements will be renewed, there can be no assurances that we will be able to renew these agreements on a timely basis or that we will be able to obtain renewals on acceptable terms. Most of our dealer agreements also provide the manufacturer with a right of first refusal to purchase any of the manufacturer's franchises we seek to sell. Our results of operations may be materially and adversely affected to the extent that our rights become compromised or our operations are restricted due to the terms of our dealer agreements or if we lose franchises representing a significant percentage of our revenues.

If we fail to comply with the financial covenants contained in certain of our framework agreements, the manufacturers who are parties to such agreements may terminate these agreements and require us to divest such dealerships, which would have a material adverse effect on our business.

Certain of our agreements with manufacturers require us to meet specified financial ratios. Our failure to comply with such ratios gives the manufacturer certain rights, including the right to reject proposed acquisitions, and may give them the right to repurchase their franchises from us. Our inability to acquire additional dealerships or the requirement that we sell one or more of our dealerships at any time could inhibit the growth of our business, and could have a material adverse effect on our business, financial condition and results of operations.

Our failure to meet consumer satisfaction, financial or sales performance requirements specified by manufacturers may adversely affect our ability to acquire new dealerships and our profitability.

Many manufacturers attempt to measure customers' satisfaction with their experience in our sales and service departments through rating systems that are generally known in the automotive retailing industry as consumer satisfaction indices ("CSI"). The use of CSI ratings by manufacturers is in addition to their right to monitor the financial and sales performance of our dealerships. At the time we acquire a dealership or enter into a new dealer or framework agreement, manufacturers will often establish sales or performance criteria for that dealership. In accordance with the terms of these agreements, these criteria have been modified by various manufacturers from time to time in the past, and we cannot assure you that they will not be further modified or replaced by different criteria in the future. Some of our dealerships have had difficulty from time to time meeting these criteria in the past. We cannot assure you that any of our dealerships will be able to comply with these criteria in the future.

In accordance with the terms of an applicable framework agreement, a manufacturer may use these criteria as factors in evaluating any application we may make for acquisitions of additional dealerships. A manufacturer may refuse to consent to our acquisition of one of its franchises if it determines our dealerships do not comply with its performance criteria. This would impede our ability to execute acquisitions and limit our ability to grow. In addition, we receive payments and incentives from certain manufacturers based, in part, on our CSI ratings, and future payments may be materially reduced or eliminated if our CSI ratings do not meet stated criteria.

Manufacturers' actions in connection with any proposed acquisitions or divestitures may limit our future growth and impact our business, financial condition or results of operations.

We are generally required to obtain manufacturer consent before we can acquire any additional dealerships selling such manufacturer's automobiles. In addition, many of our dealer and framework agreements require that we meet certain CSI rating and sales performance criteria as a condition to additional dealership acquisitions. We cannot assure you that we will be able to meet these performance criteria at any applicable time or that manufacturers will consent to future acquisitions, which may prevent us from being able to take advantage of market opportunities, and may limit our ability to expand our business. The process of applying for and obtaining manufacturer consents can take a significant amount of time, generally 60 to 90 days or more. Delays in consummating acquisitions caused by this process may negatively affect our ability to acquire dealerships that we believe will produce acquisition synergies and integrate well into our overall strategy. In addition, manufacturers typically establish minimum capital requirements for each of their dealerships on a case-by-case basis. As a condition to granting consent to a proposed acquisition, a manufacturer may require us to remodel and upgrade our facilities and capitalize the subject dealership at levels we would not otherwise choose to fund, causing us to divert our financial resources away from uses that management believes may be of higher long-term value to us. Furthermore, the exercise by manufacturers of their right of first refusal to acquire a dealership may prevent us from acquiring dealerships that we otherwise would acquire thereby having an adverse effect on our ability to grow through acquisitions.

Likewise, from time to time, we may determine that it is in our best interest to sell one or more of our dealerships. Parties that are interested in acquiring any dealership may also be required to obtain the consent of the manufacturer. The refusal by the manufacturer to approve a potential buyer may delay the sale of that dealership, and would require us to find another potential buyer or wait until the buyer is able to meet the requirements of the manufacturer. A delay in the sale of a dealership could have a negative impact on our profitability and an adverse effect on our business, financial condition or results of operations.

Additionally, many vehicle manufacturers place limits on the total number of franchises that any group of affiliated dealerships may own. Certain manufacturers place limits on the number of franchises or share of total brand vehicle sales that may be maintained by an affiliated dealership group on a national, regional or local basis, as well as limits on store ownership in contiguous markets. If we reach any of these limits, we may be prevented from making further acquisitions, which could negatively affect our future growth.

If state laws that protect automotive retailers are repealed, weakened or superseded by our framework agreements with manufacturers, our dealerships will be more susceptible to termination, non-renewal or renegotiation of their dealer agreements.

Applicable state laws generally provide that an automobile manufacturer may not terminate or refuse to renew a dealer agreement unless it has first provided the dealer with written notice setting forth "good cause" and stating the grounds for termination or non-renewal. Some state laws allow dealers to file protests or petitions or allow them to attempt to comply with the manufacturer's criteria within a notice period to avoid the termination or non-renewal. Though unsuccessful to date, manufacturers' lobbying efforts may lead to the repeal or revision of applicable state laws. Our framework agreements with certain manufacturers contain provisions that, among other things, attempt to limit the protections available to dealers under applicable state laws. If these laws are repealed in the states in which we operate, manufacturers may be able to terminate our franchises without providing advance notice, an opportunity to cure or a showing of good cause. Without the protection of these state laws, it may also be more difficult for us to renew our dealer agreements upon expiration. Changes in laws that provide manufacturers the opportunity to terminate our dealer agreements could materially adversely affect our business, financial condition and results of operations. Furthermore, if a manufacturer seeks protection from creditors in bankruptcy, courts have held that the federal bankruptcy laws may supersede the state laws that protect automotive retailers resulting in either the termination, non-renewal or rejection of franchises by such manufacturers.

Our dealerships' profitability depends in large part upon customer demand for the particular vehicle lines they carry.

The profitability of our dealerships depends in large part on the overall success of the vehicle lines they carry. Historically, we have generated most of our revenue through new light vehicle sales. New light vehicle sales also tend to lead to sales of higher-margin products and services such as finance and insurance products and parts and services. Although we have sought to limit our dependence on any one vehicle brand, we have focused our new vehicle sales operations on mid-line import and luxury brands. Our current brand mix is weighted 85% towards luxury and mid-line import brands, with the remaining 15% consisting of domestic and value brands. For the year ended December 31, 2009, brands representing 5% or more of our revenues from new light vehicle sales were as follows:

Brand	% of Total New Light Vehicle Revenues
Honda	25%
Nissan	12%
Toyota	10%
BMW	9%
Mercedes-Benz	8%
Ford	7%
Lexus	6%

If a manufacturer fails to produce desirable vehicles or has a reputation for producing undesirable vehicles, and we own dealerships that sell that manufacturer's vehicles, our revenues at those dealerships could be adversely affected as consumers shift their vehicle purchases toward more desirable brands, makes and models.

We depend on our ability to obtain a desirable mix of popular new vehicles from manufacturers. Typically, popular vehicles produce the highest profit margins but are the most difficult to obtain from manufacturers. Manufacturers generally allocate their vehicles among their franchised dealerships based on the sales history of each dealership, and in some instances on the level of capital expenditures associated with such dealerships. If our dealerships experience prolonged periods of sales declines, those manufacturers may cut back their allotments of popular vehicles to our dealerships and, as a result, our new vehicle sales and profits may decline.

If vehicle manufacturers reduce or discontinue sales incentive, warranties or other promotional programs, our results of operations, cash flows and financial condition may be adversely affected.

Our dealerships benefit from certain sales incentives, warranties and other promotional programs of vehicle manufacturers that are intended to promote and support their respective new vehicle sales. Some key incentive programs include:

- customer rebates on new vehicles;
- dealer incentives on new vehicles;
- special financing or leasing terms;
- warranties on new and used vehicles; and
- sponsorship of used vehicle sales by authorized new vehicle dealers.

Manufacturers often make many changes to their incentive programs during each year. Any reduction or discontinuation of key manufacturers' incentive programs may reduce our sales volume which, in turn, could have a material adverse affect on our results of operations, cash flows and financial condition.

Manufacturers' restrictions regarding a change in our stock ownership may result in the termination or forced sale of our franchises, which may have a number of impacts on us, including adversely impacting our business, financial condition and results of operations, or even deterring an acquisition of us.

Some of our dealer agreements and framework agreements with manufacturers prohibit transfers of any ownership interests of a dealership or, in some cases, its parent, without the applicable manufacturer's consent. Our agreements with some manufacturers provide that, under certain circumstances, we may lose the franchise (either through termination or forced sale) if a person or entity acquires an ownership interest in us above a specified level or if a person or entity acquires the right to vote a specified percentage of our common stock without the approval of the applicable manufacturer. Triggers of these clauses are often based upon actions by our stockholders and are generally outside of our control, and may result in the termination or non-renewal of our dealer and framework agreements or forced sale of one or more franchises, which may have a material adverse effect on us. These restrictions may also prevent or deter prospective acquirers from acquiring control of us and, therefore, may adversely impact the value of our common stock.

A continued decline in consumer demand, due to general economic conditions, changes in preferences, or otherwise, will adversely affect us.

Our business is heavily dependent on consumer demand and preferences. Further, retail vehicle sales are cyclical and historically have experienced periodic downturns characterized by oversupply and weak demand. These cycles are often dependent on general economic conditions and consumer confidence, as well as levels of discretionary personal income, credit availability and interest rates. We have experienced difficult economic conditions in the U.S. and globally over the last two years and we expect only a modest improvement in the economy during 2010. As evidence of this, the SAAR of new vehicle sales in the U.S. decreased to 10.4 million in 2009, compared to 13.2 million in U.S. industry-wide vehicle sales for the full-year of 2008. The current economic climate in the U.S. continues to have a significant impact on our retail business, particularly sales of new and used automobiles, especially as unemployment rates remain high and housing prices remain unstable. In addition, fuel prices have been unstable and have reached historically high levels in the recent past. Significant increases in gasoline prices could cause a reduction in automobile purchases and a further shift in buying patterns from luxury or SUV models (which typically provide higher profit margins to retailers) to smaller, more economical vehicles (which typically have lower profit margins). A continued shift in preferences by consumers for smaller, more economic vehicles may have an adverse effect on our revenues and results of operations.

While a decline in demand for new vehicles in some instances creates additional demand for parts and services due to the aging of and increased wear and tear on existing vehicles, in difficult economic conditions, people often delay service and repairs on their vehicles. Continued delays on the service and repairs of vehicles due to general economic conditions or otherwise could have a further adverse effect on our parts and service business, which has traditionally produced higher profit margins for our business, and thus could also have a material adverse effect on our revenues and results of operations.

Our sales of vehicles, our results of operations and financial condition have been and may continue to be adversely affected by depressed levels of available consumer financing.

The majority of vehicle purchase transactions are financed, particularly used vehicle transactions. Since the beginning of the global recession in December 2007, consumers have experienced a decline in the availability of credit due to a number of factors, including an overall tightening of the lending markets. In addition, manufacturers have also decreased the availability of leases or terminated leasing programs altogether. The reduced availability of credit and the increase in the cost to consumers for such credit has resulted in a decline in our vehicle sales. A continued reduction in credit availability, or continued high costs thereof, could result in a decline in our vehicle sales that could have a material adverse effect on our business, financial condition and results of operations.

Sub-prime lenders have historically provided financing to those buyers who, for a number of reasons, do not have access to traditional financing, including those buyers who have a poor credit history or lack the down payment necessary to purchase a vehicle. Sub-prime lenders have become more stringent with their credit standards, which has made it more difficult for consumers needing sub-prime financing to obtain credit. Furthermore, the sub-prime lenders may continue to apply higher standards in the future. If the current depressed levels of availability of credit in the sub-prime lending market continue, the ability of these consumers to purchase vehicles could be limited, resulting in a decline in our used vehicle sales. Retail sales of used vehicles generally have higher gross margins than new vehicles. A decline in our used vehicle sales could have a material adverse effect on our revenues and an adverse effect on our profitability.

Our business may be adversely affected by unfavorable conditions in one or more of our local markets, even if those conditions are not prominent nationally.

Our overall corporate results are also subject to local economic, competitive and other conditions prevailing in the various geographic markets in which we operate. Our dealerships currently are located in the Atlanta, Austin, Chapel Hill, Charlotte, Charlottesville, Dallas-Fort Worth, Fayetteville, Fort Pierce, Fresno, Greensboro, Greenville, Houston, Jackson, Jacksonville, Little Rock, Los Angeles, Orlando, Princeton, Richmond, St. Louis and Tampa markets. If economic conditions remain at current levels, consumer spending remains low or competition for services offered by automotive retailers remains significant in any of these markets, or any of these factors becomes exacerbated, our results of operations, revenues and profitability could be adversely affected.

Our business is seasonal, and events occurring during seasons that revenues are typically higher may disproportionately affect our results of operations and financial condition.

The automobile industry is subject to seasonal variations in revenues. Demand for vehicles is generally lower during the first and fourth quarters of each year. Accordingly, we expect our revenues and operating results generally to be lower in our first and fourth quarters than in our second and third quarters. If conditions occur during the second or third quarters that weaken automotive sales, such as severe weather in the geographic areas in which our dealerships operate, war, high fuel costs, depressed economic conditions or similar adverse conditions, our revenues for the year will be disproportionately adversely affected.

Our business may be adversely affected by import product restrictions, foreign trade risks and currency valuations that may impair our ability to sell foreign vehicles or parts profitably.

A portion of our new vehicle business involves the sale of vehicles, parts or vehicles composed of parts that are manufactured outside the U.S. As a result, our operations are subject to customary risks of importing merchandise, including import duties, exchange rates, trade restrictions, work stoppages and general political and socio-economic conditions in other countries. The U.S. or the countries from which our products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which may affect our operations and our ability to purchase imported vehicles and/or parts at reasonable prices. Relative weakness of the U.S. dollar against foreign currencies in the future may result in an increase in costs to us and in the retail price of such vehicles or parts, which could discourage consumers from purchasing such vehicles and adversely impact our profitability.

If we are unable to acquire and successfully integrate additional dealerships, we may be unable to realize desired results and divert resources from comparatively more profitable operations.

We believe that the automobile retailing industry is a mature industry whose sales are significantly impacted by the prevailing economic climate, both nationally and in local markets. Accordingly, we believe that our future growth depends in part on our ability to manage expansion, control costs in our operations and acquire and integrate acquired dealerships into our organization. When acquiring other dealerships, we face risks commonly encountered with growth through acquisitions. These risks include, but are not limited to:

- failing to obtain manufacturers' consents to acquisitions of additional franchises;
- incurring significant transaction related costs for both completed and failed acquisitions;
- incurring significantly higher capital expenditures and operating expenses;
- failing to integrate the operations and personnel of the acquired dealerships and impairing relationships with employees;
- incurring undisclosed liabilities at acquired dealerships;
- disrupting our ongoing business and diverting our management resources to newly acquired dealerships; and
- impairing relationships with manufacturers and customers as a result of changes in management.

We may not adequately anticipate all the demands that our growth will impose on our personnel, procedures and structures, including our financial and reporting control systems, data processing systems and management structure. Moreover, our failure to retain qualified management personnel at any acquired dealership may increase the risks associated with integrating the acquired dealership. If we cannot adequately anticipate and respond to these demands, we may fail to realize acquisition synergies and our resources will be focused on incorporating new operations into our structure rather than on areas that may be more profitable.

There is competition to acquire automotive dealerships, and we may not be able to grow our business through acquisitions if attractive targets are not available or if the market drives prices to the point where an acceptable rate of return is not achievable.

We believe that the U.S. automotive retailing market is fragmented and offers many potential acquisition candidates. However, we often compete with several other national, regional and local dealer groups, and other strategic and financial buyers, some of which may have greater financial resources, in evaluating potential acquisition candidates. Competition for attractive acquisition targets may result in fewer acquisition opportunities for us, and increased acquisition costs. We may have to forego acquisition opportunities to the extent that we cannot negotiate such acquisitions on acceptable terms.

Substantial competition in automobile sales and services may adversely affect our profitability.

The automotive retail and service industry is highly competitive with respect to price, service, location and selection. Our competition includes:

- franchised automobile dealerships in our markets that sell the same or similar new and used vehicles;
- privately negotiated sales of used vehicles;
- other used vehicle retailers;
- Internet-based used vehicle brokers that sell used vehicles to consumers;
- service center chain stores; and
- independent service and repair shops.

We do not have any cost advantage in purchasing new vehicles from manufacturers. We typically rely on our advertising, merchandising, sales expertise, service reputation and dealership location to sell new and used vehicles. Further, our dealer agreements do not grant us the exclusive right to sell a manufacturer's product within a given geographic area. Our revenues and profitability may be materially and adversely affected if competing dealerships expand their market share or additional franchises are awarded in our markets.

Property loss, business interruptions or other uninsured liabilities at some of our dealerships could impact our financial condition and results of operations.

The automotive retail business is subject to substantial risk of property loss due to the significant concentration of property at dealership locations, including vehicles and parts. We have historically experienced business interruptions from time to time at several of our dealerships due to adverse weather conditions or other extraordinary events, such as hurricanes in Florida and tornadoes and hail storms in Texas. Other potential liabilities arising out of our operations may involve claims by employees, customers or third parties for personal injury or property damage and potential fines and penalties in connection with alleged violations of regulatory requirements. To the extent we experience future events such as these, or others, our results of operations, financial condition or cash flows may be materially adversely impacted.

We rely on the management information systems at our dealerships, which are licensed from third parties and are used in all aspects of our sales and service efforts, as well as in the preparation of our consolidating financial and operating data. To the extent these systems become unavailable to us for any reason, or if our relationship deteriorates with third-party providers, our business could be significantly disrupted which could materially adversely affect our results of operations, financial condition and cash flow.

While we maintain insurance to protect against a number of losses, this insurance coverage often contains significant deductibles which we must pay prior to obtaining insurance coverage. In addition, we choose to "self-insure" for a portion of our potential liabilities, meaning we do not carry insurance from a third party for such liabilities, and are wholly responsible for any related losses. Furthermore, the laws of some states prohibit insurance against certain types of liabilities, and so we self-insure for those liabilities.

In certain instances, our insurance may not fully cover a loss depending on the applicable deductible or the magnitude and nature of the claim. Additionally, changes in the cost of insurance or the availability of insurance in the future could substantially increase our costs to maintain our current level of coverage or could cause us to reduce our insurance coverage and increase our self-insured risks. To the extent we incur significant additional costs for insurance, suffer losses that are not covered by in-force insurance or suffer losses for which we are self-insured, our financial condition and results of operations could be materially adversely impacted.

Government regulations and environmental regulation compliance costs may adversely affect our profitability.

We are, and expect to continue to be, subject to a wide range of federal, state and local laws and regulations, including local licensing requirements. These laws regulate the conduct of our business, including:

- motor vehicle and retail installment sales practices;
- leasing;
- sales of finance, insurance and vehicle protection products;
- consumer credit;
- deceptive trade practices;
- consumer protection;
- consumer privacy;
- money laundering;
- advertising;
- land use and zoning; and
- health and safety and employment practices.

Environmental laws and regulations govern, among other things, discharges into the air and water, storage of petroleum substances and chemicals, the handling and disposal of wastes and remediation of contamination arising from spills and releases. In addition, we may also have liability in connection with materials that were sent to third-party recycling, treatment and/or disposal facilities under federal and state statutes. These federal and state statutes impose liability for investigation and remediation of contamination without regard to fault or the legality of the conduct that contributed to the contamination. Similar to many of our competitors, we have incurred and expect to continue to incur capital and operating expenditures and other costs in complying with such federal and state statutes. In addition, we may be subject to broad liabilities arising out of contamination at our currently and formerly owned or operated facilities, at locations to which hazardous substances were transported from such facilities, and at such locations related to entities formerly affiliated with us. Although for some such potential liabilities we believe we are entitled to indemnification from other entities, we cannot assure you that such entities will view their obligations as we do or will be able or willing to satisfy them. Failure to comply with applicable laws and regulations, or significant additional expenditures required to maintain compliance therewith, may have a material adverse effect on our business, results of operations, financial condition, cash flows, and prospects.

If we or our employees at the individual dealerships violate or are alleged to violate laws and regulations applicable to them or protecting consumers generally, we could be subject to individual claims or consumer class actions, administrative, civil or criminal actions investigations or actions and adverse publicity. Such actions could expose us to substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including suspension or revocation of our licenses and franchises to conduct dealership operations. Some jurisdictions regulate finance fees and administrative or document fees that may be charged in connection with vehicle sales, which could restrict our ability to generate revenue from these activities.

Furthermore, the enactment of new laws and regulations that materially impair or restrict our sales, finance and insurance, or other operations could have a material adverse effect on our business, results of operations, financial condition, cash flows, and prospects. For example, in recent years, private plaintiffs and state attorneys general in the U.S. have increased their scrutiny of advertising, sales, and finance and insurance activities in the sale and leasing of motor vehicles. These activities have led many lenders to limit the amounts that may be charged to customers as fee income for these activities. If these or similar activities were to significantly restrict our ability to generate revenue from arranging financing for our customers, we could be adversely affected.

Likewise, employees and former employees are protected by a variety of employment laws and regulations. Allegations of a violation could subject us to individual claims or consumer class actions, administrative investigations or adverse publicity. Such actions could expose us to substantial monetary damages and legal defense costs, injunctive relief and civil fines and penalties.

We are involved in various legal proceedings in the ordinary course of our business, including litigation with employees and with customers regarding our products and services, and expect to continue to be subject to claims related to our existing business and any new business. A significant judgment against us, the loss of a significant license or permit or the imposition of a significant fine could have a material adverse effect on our business, financial condition and future prospects. We further expect that, from time to time, new laws and regulations, particularly in the labor, employment, environmental and consumer protection areas will be enacted, and compliance with such laws, or penalties for failure to comply, could significantly increase our costs.

Healthcare reform legislation could adversely affect our future profitability and financial condition.

Rising healthcare costs and interest in universal healthcare coverage in the U.S. have resulted in government and private sector initiatives proposing healthcare reforms. Recently, President Obama and members of Congress have proposed significant reforms to the U.S. healthcare system. We cannot predict what healthcare initiatives, if any, will be implemented at the federal or state level, or the effect any future legislation or regulation will have on us. However, an expansion in government's role in the U.S. healthcare industry could result in significant costs to us, which could in turn adversely affect our future profitability and financial condition.

Governmental regulation pertaining to fuel economy (CAFE) standards may affect a manufacturer's ability to produce cost effective vehicles, which would impact our sales.

The Energy Policy Conservation Act, enacted into law by Congress in 1975, added Title V, "Improving Automotive Efficiency," to the Motor Vehicle Information and Cost Savings Act and established Corporate Average Fuel Economy ("CAFE") standards for passenger cars and light trucks. CAFE is the sales weighted average fuel economy, expressed in miles per gallon (mpg) of a manufacturer's fleet of passenger cars or light trucks with a gross vehicle weight rating of 8,500 pounds or less, manufactured for sale in the U.S., for any given model year.

The primary goal of CAFE was to substantially increase passenger car fuel efficiency. Congress has continuously increased the standards since 1974 and, since mid-year 1990, the passenger car standard was increased to 27.5 miles per gallon, a level at which it has remained through 2009. Passenger car fuel economy is now required to rise to an industry average of 35 miles per gallon by 2020. Likewise, significant changes to light truck CAFE standards have been established over the years. The standard is expected to be increased to about 24.1 miles per gallon by 2011.

The penalty for a manufacturer's failure to meet the CAFE standards is currently $5.50 per tenth of a mile per gallon for each tenth under the target volume times the total volume of those vehicles manufactured for a given model year.

Failure of a manufacturer to develop passenger vehicles and light trucks that meet CAFE standards could subject the manufacturer to substantial penalties, increase the cost of vehicles sold to us, and adversely affect our ability to market and sell vehicles to meet consumer needs and desires. Furthermore, Congress may continue to increase CAFE standards in the future and such additional legislation may have a further adverse impact on the manufacturers and our business operations.

Future changes in financial accounting standards or practices or existing taxation rules or practices may affect our reported results of operations.

A change in accounting standards or practices or a change in existing taxation rules or practices can have a significant effect on our reported results and may affect our reporting of transactions completed before the change is effective. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements and taxation practices have occurred and may occur in the future. Changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

The loss of key personnel may adversely affect our business.

Our success depends to a significant degree upon the continued contributions of our management team. Manufacturer dealer or framework agreements may require the prior approval of the applicable manufacturer before any change is made in dealership general managers or other management positions. The loss of the services of one or more of these key employees may materially impair the profitability of our operations, or may result in a violation of an applicable dealer or framework agreement.

In addition, we may need to hire additional managers or other key personnel from time to time. In some instances, potential acquisitions are more viable to us if we are able to retain experienced managers or obtain replacement managers should the owner or manager of an acquired dealership not continue to manage the business. The market for qualified employees in the industry and in the regions in which we operate, particularly for general managers and sales and service personnel, is highly competitive and may subject us to increased labor costs during periods of low unemployment. The loss of the services of key employees or the inability to attract additional qualified managers may adversely affect the ability of our dealerships to conduct their operations in accordance with the standards set by us or the manufacturers.

We depend on our executive officers as well as other key personnel. Most of our key personnel are not bound by employment agreements, and those with employment agreements are bound only for a limited period of time. Further, we do not maintain "key man" life insurance policies on any of our executive officers or key personnel. If we are unable to retain our key personnel, we may be unable to successfully develop and implement our business plans, which may have an adverse effect on our business.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

We lease our corporate headquarters, which is located at 2905 Premiere Parkway, NW, Suite 300, Duluth, Georgia. In addition, as of December 31, 2009, we had 106 franchises situated in 81 dealership locations throughout 11 states. As of December 31, 2009, we leased 46 of these locations and owned the remaining locations. We have three locations in North Carolina, one location in Mississippi and one location in Missouri where we lease the underlying land but own the building facilities on that land. These locations are included in the leased column of the table below. In addition, we operate 25 collision repair centers. We lease 13 of these collision repair centers and own the remaining repair center locations.

Dealership Group	Dealerships		Collision Repair Centers	
	Owned	Leased	Owned	Leased
Coggin Automotive Group	11	4(a) (b)	5	2
Courtesy Autogroup	—	9	—	2
Crown Automotive Company	7	9	1	1
David McDavid Auto Group	5	2	2	3
Gray-Daniels Auto Family	1	5	—	1
Nalley Automotive Group	5	10	3	2
California Dealerships	—	2(b)	—	—
Northpoint Auto Group	2	4	1	1
Plaza Motor Company	4	1	—	1
Total	35	46	12	13

(a) Includes one dealership that leases a new vehicle facility and operates a separate used vehicle facility that is owned.

(b) Includes one pending divestiture as of December 31, 2009.

Item 3. Legal Proceedings

From time to time, we and our dealerships are named in claims, including class action claims, involving the manufacture and sale or lease of motor vehicles. The source of such claims include, but are not limited to, the charging of administrative fees, the operation of dealerships, contractual disputes and other matters arising in the ordinary course of our business. With respect to certain of these claims, the manufacturers of motor vehicles or the sellers of dealerships that we have acquired have agreed, pursuant to various agreements to indemnify us for any related losses we may suffer. We do not expect that any potential liability from any known claims will materially affect our financial condition, liquidity, results of operations or financial statement disclosures. However, the outcome of any of these, or any future, matters cannot be predicted with certainty, and unfavorable resolution of one or more of these matters could have a material adverse effect on our financial condition, liquidity, results of operations or financial statement disclosures.

Item 4. [Reserved]

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "ABG". Quarterly information concerning (i) our high and low closing sales price per share of our common stock as reported by the NYSE and (ii) the cash dividends that we paid to our stockholders, in 2009 and 2008, is as follows:

	High	Low	Dividend (per share)
Fiscal Year Ended December 31, 2008			
First Quarter	$15.62	$12.19	$0.225
Second Quarter	17.39	12.85	0.225
Third Quarter	13.71	9.91	0.225
Fourth Quarter	10.92	2.00	—
Fiscal Year Ended December 31, 2009			
First Quarter	$ 5.23	$ 2.01	$ —
Second Quarter	11.94	4.74	—
Third Quarter	14.86	8.99	—
Fourth Quarter	14.58	9.63	—

On February 26, 2010, the last reported sale price of our common stock on the NYSE was $11.63 per share, and there were approximately 91 record holders of our common stock.

The repurchase of stock and payment of dividends are subject to certain limitations under the terms of our 8% Notes, 7.625% Notes, BofA Revolving Credit Facility and our JPMorgan Used Vehicle Floor Plan Facility. Such limits are calculated by adding 50% of cumulative net income or subtracting 100% of cumulative net losses (each as defined, the "Cumulative Net Income Basket"); however, under our most restrictive covenant we may spend $15.0 million in addition to amounts provided by the Cumulative Net Income Basket to repurchase common stock or pay dividends. As of December 31, 2009, our ability to repurchase common stock or pay dividends was limited to $2.3 million under our most restrictive covenant. Notwithstanding any of the limitations mentioned above, we may spend up to $2.0 million per year to repurchase common stock.

PERFORMANCE GRAPH

The following graph furnished by the Company shows the value as of December 31, 2009, of a $100 investment in the Company's common stock made on December 31, 2004 (with dividends reinvested), as compared with similar investments based on (i) the value of the S&P 500 Index (with dividends reinvested) and (ii) the value of a market-weighted Peer Group Index composed of the common stock of AutoNation, Inc., Sonic Automotive, Inc., Group 1 Automotive, Inc., Penske Automotive Group, Inc. and Lithia Motors, Inc., in each case on a "total return" basis assuming reinvestment of dividends. The market-weighted Peer Group Index values were calculated from the beginning of the performance period. The historical stock performance shown below is not necessarily indicative of future expected performance.



The foregoing graph is not, and shall not be deemed to be, filed as part of the Company's annual report on Form 10-K. Such graph should not be deemed filed or incorporated by reference into any filing of the Company under the Securities Act of 1933, or the Securities Exchange Act of 1934, except to the extent specifically incorporated by reference therein by the Company.

Item 6. Selected Financial Data

The accompanying income (loss) statement data for the years ended December 31, 2008, 2007, 2006, and 2005 have been reclassified to reflect the status of our discontinued operations as of December 31, 2009. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and the notes thereto, included elsewhere in this annual report on Form 10-K.

Income (Loss) Statement Data:	For the Years Ended December 31,				
	2009	2008	2007	2006	2005
	(in millions, except per share data)				
Revenues:					
New vehicle	$2,014.0	$2,585.8	$3,085.9	$3,119.9	$2,971.7
Used vehicle	923.7	1,033.5	1,300.9	1,276.4	1,170.2
Parts and service	622.1	653.0	622.0	590.5	549.3
Finance and insurance, net	90.8	130.5	146.1	139.3	133.8
Total revenues	3,650.6	4,402.8	5,154.9	5,126.1	4,825.0
Cost of sales	3,037.6	3,682.2	4,355.4	4,346.1	4,101.1
Gross profit	613.0	720.6	799.5	780.0	723.9
Selling, general and administrative expenses	494.7	581.5	614.3	595.3	562.2
Depreciation and amortization	23.5	22.3	19.6	18.2	17.8
Impairment expenses	—	528.7	—	—	—
Other operating (income) expense, net	(1.5)	1.3	1.0	(1.4)	0.6
Income (loss) from operations	96.3	(413.2)	164.6	167.9	143.3
Other income (expense):					
Floor plan interest expense	(18.0)	(28.9)	(37.8)	(35.8)	(24.3)
Other interest expense	(38.2)	(40.0)	(38.8)	(43.9)	(40.5)
Convertible debt discount amortization	(1.8)	(3.0)	(2.4)	—	—
Interest income	0.2	1.5	4.3	5.1	1.0
Gain (loss) on extinguishment of long-term debt, net	0.1	26.2	(18.5)	(1.1)	—
Total other expense, net	(57.7)	(44.2)	(93.2)	(75.7)	(63.8)
Income (loss) before income taxes	38.6	(457.4)	71.4	92.2	79.5
Income tax expense (benefit)	14.4	(134.0)	25.5	34.7	29.8
Income (loss) from continuing operations	24.2	(323.4)	45.9	57.5	49.7
Discontinued operations, net of tax	(10.8)	(20.3)	3.6	3.2	11.4
Net income (loss)	$ 13.4	$ (343.7)	$ 49.5	$ 60.7	$ 61.1
Income (loss) from continuing operations per common share:					
Basic	$ 0.76	$ (10.20)	$ 1.41	$ 1.73	$ 1.52
Diluted	$ 0.74	$ (10.20)	$ 1.38	$ 1.69	$ 1.51
Cash dividends declared per common share	$ —	$ 0.68	$ 0.85	$ 0.40	$ —

Balance Sheet Data:	As of December 31,				
	2009	2008	2007	2006	2005
	(in millions)				
Working capital	$ 216.8	$ 165.2	$ 320.7	$ 412.0	$ 347.0
Inventories(a)	506.7	689.5	782.8	780.1	728.7
Total assets(b)	1,400.9	1,650.8	2,009.1	2,030.8	1,930.8
Floor plan notes payable(c)	441.6	633.4	683.8	704.7	631.2
Total debt(b) (c)	537.8	610.7	458.6	455.9	496.9
Total shareholders' equity(b)	243.6	226.6	593.9	611.8	547.8

(a) Includes amounts classified as assets held for sale on our consolidated balance sheets.
(b) Amounts in 2008 and 2007 have been adjusted to reflect the impact of the adoption of a new accounting standard.
(c) Includes amounts classified as liabilities associated with assets held for sale on our consolidated balance sheets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

We are one of the largest automotive retailers in the United States, operating 106 franchises (81 dealership locations) in 21 metropolitan markets within 11 states as of December 31, 2009. We offer an extensive range of automotive products and services, including new and used vehicles; vehicle maintenance, replacement parts and collision repair services; and financing, insurance and service contracts. As of December 31, 2009, we offered 37 domestic and foreign brands of new vehicles, including 7 heavy truck brands. Our current brand mix is weighted 85% towards luxury and mid-line import brands, with the remaining 15% consisting of domestic and value brands. We also operate 25 collision repair centers that serve customers in our local markets.

Our retail network is made up of the following locally-branded dealership groups:

- Coggin dealerships, operating primarily in the Florida markets of Jacksonville, Fort Pierce and Orlando;
- Courtesy dealerships operating in Tampa, Florida;
- Crown dealerships operating in New Jersey, North Carolina, South Carolina and Virginia;
- Nalley dealerships operating in Atlanta, Georgia;
- McDavid dealerships operating in Texas;
- North Point dealerships operating in Little Rock, Arkansas;
- California dealerships operating in Los Angeles and Fresno;
- Plaza dealerships operating in St. Louis, Missouri; and
- Gray-Daniels dealerships operating in Jackson, Mississippi.

Our revenues are derived primarily from: (i) the sale of new vehicles to individual retail customers ("new light vehicle retail") and commercial customers ("fleet"), and the sale of new heavy trucks ("heavy trucks") (the terms "new light vehicle retail," "fleet" and "heavy trucks" being collectively referred to as "new"); (ii) the sale of used vehicles to individual retail customers ("used retail") and to other dealers at auction ("wholesale") (the terms "used retail" and "wholesale" being collectively referred to as "used"); (iii) maintenance and collision repair services and the sale of automotive parts (collectively referred to as "parts and service"); and (iv) the arrangement of vehicle financing and the sale of a number of aftermarket products, such as insurance, warranty and service contracts (collectively referred to as "F&I"). We evaluate the results of our new and used vehicle sales based on unit volumes and gross profit per vehicle sold, our parts and service operations based on aggregate gross profit, and F&I based on dealership generated F&I gross profit per vehicle sold. We assess the organic growth of our revenue and gross profit by comparing the year-to-year results of stores that we have operated for at least twelve full months ("same store").

Our organic growth is dependent upon the execution of our balanced automotive retailing and service business strategy, our strong brand mix and the production of attractive products by automotive manufacturers whose brands we sell. Our vehicle sales have historically fluctuated with local and national economic conditions, including consumer confidence, availability of consumer credit, fuel prices, product availability and unemployment. We believe that the impact on our business by any future negative trends in new vehicle sales will be partially mitigated by (i) the expected relative stability of our parts and service operations over the long-term, (ii) the variable nature of significant components of our cost structure and (iii) our advantageous brand mix. Historically, our brand mix has been less affected by market volatility than the U.S. automobile industry as a whole. However, the current economic slowdown has resulted in reduced vehicle sales across all brands.

Our gross profit margin varies with our revenue mix. The sale of new vehicles generally results in lower gross profit margin than used vehicle sales and sales of parts and service. As a result, when used vehicle and parts and service revenue increases as a percentage of total revenue, we expect our overall gross profit margin to increase. We continue to focus on expense control, although such efforts may not keep pace with lower gross profit in the event that our sales volumes continue to decline or margins come under further pressure.

Selling, general and administrative ("SG&A") expenses consist primarily of fixed and incentive-based compensation, advertising, rent, insurance, utilities and other customary operating expenses. A significant portion of our cost structure is variable (such as sales commissions), or controllable (such as advertising), generally allowing us to adapt to changes in the retail environment over the long-term. We evaluate commissions paid to salespeople as a percentage of retail vehicle gross profit and all other SG&A expenses in the aggregate as a percentage of total gross profit.

Our operating results are generally subject to changes in the economic environment as well as seasonal variations. We tend to generate more revenue and operating income in the second and third quarters than in the first and fourth quarters of the calendar year. Generally, the seasonal variations in our operations are caused by factors related to weather conditions, changes in manufacturer incentive programs, model changeovers and consumer buying patterns, among other things.

The automotive retail market declined significantly in 2008, particularly in the fourth quarter, reflecting the impact of weak economic conditions in the U.S. and globally, including turmoil in the credit markets, broad declines in the equity markets, consumer confidence, rising unemployment and continued weakness in the housing market. The effects of these conditions continued through 2009, as the seasonally adjusted annual rate ("SAAR") of new vehicle sales in the U.S., which was over 16.0 million from 1999 to 2007, decreased to approximately 13.2 million in 2008 and 10.4 million in 2009. During the past two years, more stringent lending standards for automotive financing and certain manufacturers' decisions to reduce support of customer leasing programs have limited some customers' ability to purchase or otherwise acquire vehicles.

In the third quarter of 2009, the federal government's Car Allowance Rebate System ("CARS") program, otherwise known as "Cash for Clunkers," provided consumers a rebate of between $3,500 and $4,500 if they traded in an eligible vehicle in connection with the purchase of a more fuel efficient new vehicle. The U.S. Department of Transportation estimated that this program led to the sale of nearly 700,000 new vehicles during July and August 2009, and the U.S. new vehicle retail SAAR reached 14.1 million in August 2009. We sold approximately 3,300 new vehicles as part of the CARS program, and we believe the attention that this program created increased traffic at our stores and led to additional new and used vehicle sales that were not part of the CARS program. In September 2009, after the expiration of the Cash for Clunkers program, the U.S. new vehicle SAAR was 9.2 million.

Our heavy truck business continued to be adversely impacted by the unfavorable economic conditions, particularly in the home building and construction markets. For example, Class 8 truck sales in the United States have declined approximately 40% over the last two years. In the fourth quarter of 2009, our new heavy truck revenues declined 33% compared to the prior period and, on a pre-tax basis, our heavy truck business lost $1.6 million in the fourth quarter, driven primarily by inventory losses. Our heavy truck business generated a pre-tax loss of $1.8 million in 2009, compared to a $3.5 million pre-tax profit in 2008.

We expect the U.S. automotive retail market will experience a modest recovery in 2010, as we believe that the majority of automotive manufacturers have stabilized production levels in response to the economic slowdown and will focus on using a combination of vehicle pricing and financing incentive programs to increase demand in 2010, although no assurance can be provided in this regard. Additionally, we anticipate that mid-line import brands, which comprised approximately 49% of our light vehicle revenues in 2009, will continue to increase their share of the U.S. market, and that luxury brands, which comprised approximately 36% of our light vehicle revenues in 2009, will maintain a strong presence in the market.

MANAGEMENT'S RESPONSE TO THE CURRENT ECONOMIC ENVIRONMENT

In response to the weakening U.S. automotive retail environment, we took a number of actions designed to reduce our overhead and more closely align the expense structure of our dealerships to current business levels. These actions, which were initiated during the third quarter of 2008 and continued through 2009, included the relocation of our corporate offices, the elimination of our regional management structure and the implementation of store-level productivity initiatives. We completed the relocation of our corporate headquarters to Duluth, Georgia, during the first quarter of 2009. This relocation has delivered annualized pre-tax cost savings of approximately $3.5 million in 2009, resulting principally from staffing reductions, and we believe potential rent savings could increase future annualized savings to approximately $4.5 million. Beginning in the third quarter of 2009, we began to recognize virtually all of the approximately $10.0 million of the anticipated annualized rent and personnel savings related to the elimination of the regional management structure. During 2009, we incurred pre-tax costs of approximately $4.1 million associated with our restructuring plans. We expect to receive the full recurring cost-saving benefits of our relocation and restructuring beginning in 2010. Our restructuring plans, store-level productivity initiatives and variable cost structure reduced same store operating expense by $88.0 million (15%) in 2009 as compared to 2008.

Since the beginning of the fourth quarter of 2008, we have eliminated our dividend payments, significantly reduced our capital expenditure plans, generated $12.9 million in net proceeds from the sale of assets and paid down $84.0 million (13%) of our non-floor plan debt, excluding repayments of amounts outstanding under our revolving credit facilities. During 2009, we increased our threshold for acquisition targets and, for the foreseeable future, expect that we will consider targeting potential acquisitions to the extent we expect them to meet our current return on investment thresholds. Also during this period, we have focused on improving our working capital by (i) increasing our floor plan notes payable related to our loaner vehicles and new vehicles obtained from third-party dealerships, (ii) continuing to lower our new and used inventory balances and (iii) improving our collection of contracts-in-transit and accounts receivable. By the end of 2009, we completed the centralization of our payroll processing.

We are also currently engaged in numerous additional store-level productivity initiatives, including (i) the transition to one common dealership management system and (ii) the consolidation of certain dealership accounting functions. We believe that our current liquidity position, our operating cash flow and plans for adhering to a disciplined capital spending budget will enable us to support our operations as well as the initiatives mentioned above.

We are subject to a number of financial covenants in our various debt and lease agreements. In 2009, we modified certain of those covenants in a manner which in turn reduced the level of cash flow from operations necessary to remain in compliance with those covenants. In connection therewith, we agreed to (i) a reduction in total credit commitments, (ii) additional restrictions on new indebtedness and (iii) an increase in the interest rates on outstanding borrowings. See "Liquidity and Capital Resources" section below for further discussion of our debt agreements and the credit agreement amendments.

RESULTS OF OPERATIONS

Year Ended December 31, 2009, Compared to the Year Ended December 31, 2008

	For the Years Ended December 31,			
	2009	2008	Increase (Decrease)	% Change
	(In millions, except per share data)			
REVENUES:				
New vehicle	$2,014.0	$2,585.8	$(571.8)	(22%)
Used vehicle	923.7	1,033.5	(109.8)	(11%)
Parts and service	622.1	653.0	(30.9)	(5%)
Finance and insurance, net	90.8	130.5	(39.7)	(30%)
Total revenues	3,650.6	4,402.8	(752.2)	(17%)
GROSS PROFIT:				
New vehicle	136.4	173.8	(37.4)	(22%)
Used vehicle	75.9	86.8	(10.9)	(13%)
Parts and service	309.9	329.5	(19.6)	(6%)
Finance and insurance, net	90.8	130.5	(39.7)	(30%)
Total gross profit	613.0	720.6	(107.6)	(15%)
OPERATING EXPENSES:				
Selling, general and administrative	494.7	581.5	(86.8)	(15%)
Depreciation and amortization	23.5	22.3	1.2	5%
Impairment expenses	—	528.7	(528.7)	(100%)
Other operating (income) expense, net	(1.5)	1.3	(2.8)	(215%)
Income (loss) from operations	96.3	(413.2)	509.5	123%
OTHER INCOME (EXPENSE):				
Floor plan interest expense	(18.0)	(28.9)	(10.9)	(38%)
Other interest expense	(38.2)	(40.0)	(1.8)	(5%)
Convertible debt discount amortization	(1.8)	(3.0)	(1.2)	(40%)
Interest income	0.2	1.5	(1.3)	(87%)
Gain on extinguishment of long-term debt	0.1	26.2	(26.1)	(100%)
Total other expense, net	(57.7)	(44.2)	(13.5)	(31%)
Income (loss) before income taxes	38.6	(457.4)	496.0	108%
INCOME TAX EXPENSE (BENEFIT)	14.4	(134.0)	148.4	111%
INCOME (LOSS) FROM CONTINUING OPERATIONS	24.2	(323.4)	347.6	107%
DISCONTINUED OPERATIONS, net of tax	(10.8)	(20.3)	9.5	47%
NET INCOME (LOSS)	$ 13.4	$ (343.7)	$ 357.1	104%
Income (loss) from continuing operations per common share—Diluted	$ 0.74	$ (10.20)	$ 10.94	107%
Net income (loss) per common share—Diluted	$ 0.41	$ (10.84)	$ 11.25	104%

	For the Years Ended December 31,	
	2009	2008
REVENUE MIX PERCENTAGES:		
New light vehicles	51.3%	54.4%
New heavy trucks	3.9%	4.3%
Used retail light vehicles	19.8%	18.1%
Used retail heavy trucks	0.4%	0.2%
Used light vehicle wholesale	5.0%	5.1%
Used heavy truck wholesale	0.1%	0.1%
Parts and service—light vehicle	15.3%	13.4%
Parts and service—heavy truck	1.7%	1.4%
Finance and insurance, net—light vehicle	2.5%	3.0%
Finance and insurance, net—heavy truck	— %	— %
Total revenue	100.0%	100.0%
GROSS PROFIT MIX PERCENTAGES:		
New light vehicles	21.5%	23.1%
New heavy trucks	0.7%	1.1%
Used retail light vehicles	13.1%	12.5%
Used retail heavy trucks	(0.4%)	— %
Used light vehicle wholesale	(0.1%)	(0.4%)
Used heavy truck wholesale	(0.2%)	(0.1%)
Parts and service—light vehicle	47.5%	43.0%
Parts and service—heavy truck	3.1%	2.7%
Finance and insurance, net—light vehicle	14.8%	18.1%
Finance and insurance, net—heavy truck	— %	— %
Total gross profit	100.0%	100.0%
SG&A EXPENSES AS A PERCENTAGE OF GROSS PROFIT	80.7%	80.7%

Net income (loss) and income (loss) from continuing operations increased $357.1 million and $347.6 million, respectively, during 2009, as compared to 2008, primarily as a result of impairment expenses during 2008 totaling $383.0 million, net of tax. Our loss from discontinued operations decreased $9.5 million, net of tax, during 2009 as compared to 2008, primarily related to lower impairment expenses in 2009 as compared to 2008. We incurred impairment expenses of $3.4 million, net of tax, and rent acceleration expense on idle facilities of $2.5 million, net of tax, during 2009, and $14.4 million, net of tax, of impairment expenses during 2008, relating to real estate and equipment associated with dealerships sold or closed prior to, or pending disposition as of, December 31, 2009.

The $347.6 million increase in income (loss) from continuing operations was primarily a result of impairment expenses in 2008 totaling $368.6 million, net of tax. We experienced declines in gross profit across all four of our business lines in 2009, and $27.8 million of lower gains from the repurchases of a portion of our senior subordinated notes. These decreases in income (loss) from continuing operations were partially offset by (i) an $86.8 million (15%) decrease in SG&A expense and (ii) a $10.9 million (38%) decrease in floor plan interest expense, as a result of lower inventory and lower short-term interest rates, each in 2009.

The $752.2 million (17%) decrease in total revenue was primarily a result of a $571.8 million (22%) decrease in new vehicle revenue and a $109.8 million (11%) decrease in used vehicle revenue. The decrease in new vehicle revenue includes a $528.0 million (22%) decrease in same store light vehicle revenue and a $49.8 million (26%) decrease in heavy truck revenue, partially offset by $6.0 million in revenue derived from dealership acquisitions. The decrease in used vehicle revenue includes a $74.9 million (9%) decrease in same store light vehicle retail revenue and $40.7 million (18%) decrease in same store light vehicle wholesale revenue, partially offset by a $6.5 million (90%) increase in heavy truck used retail revenue and a $2.7 million increase in used vehicle revenue derived from dealership acquisitions.

The $107.6 million (15%) decrease in total gross profit was a result of a $37.4 million (22%) decrease in new vehicle gross profit, a $10.9 million (13%) decrease in used vehicle gross profit, a $19.6 million (6%) decrease in parts and service gross profit and a $39.7 million (30%) decrease in F&I gross profit. Our total gross profit margin increased 40 basis points to 16.8%, principally as a result of a mix shift to our higher margin parts and service business, and our total light vehicle gross profit margin increased 50 basis points to 17.3%.

New Vehicle—

	For the Years Ended December 31, 2009	2008	Increase (Decrease)	% Change
	(In millions)			
Revenue:				
New vehicle revenue—same store(1)				
Luxury	$ 678.0	$ 892.4	$ (214.4)	(24%)
Mid-line import	917.5	1,178.8	(261.3)	(22%)
Mid-line domestic	252.0	303.6	(51.6)	(17%)
Value	19.2	19.9	(0.7)	(4%)
Total new light vehicle revenue—same store(1)	1,866.7	2,394.7	(528.0)	(22%)
Heavy truck	141.3	191.1	(49.8)	(26%)
Total new vehicle revenue—same store(1)	2,008.0	2,585.8	(577.8)	(22%)
New retail revenue—acquisitions	6.0	—		
Total vehicle revenue, as reported	$2,014.0	$2,585.8	$ (571.8)	(22%)
Gross profit:				
New vehicle gross profit—same store(1)				
Luxury	$ 54.6	$ 65.8	$ (11.2)	(17%)
Mid-line import	58.8	78.1	(19.3)	(25%)
Mid-line domestic	17.3	21.3	(4.0)	(19%)
Value	0.9	1.0	(0.1)	(10%)
Total new light vehicle gross profit—same store(1)	131.6	166.2	(34.6)	(21%)
Heavy truck	4.5	7.6	(3.1)	(41%)
Total new vehicle gross profit—same store(1)	136.1	173.8	(37.7)	(22%)
New vehicle gross profit—acquisitions	0.3	—		
Total new vehicle gross profit, as reported	$ 136.4	$ 173.8	$ (37.4)	(22%)
New retail units:				
New vehicle retail units—same store(1)				
Luxury	14,400	19,015	(4,615)	(24%)
Mid-line import	37,586	47,438	(9,852)	(21%)
Mid-line domestic	7,388	9,522	(2,134)	(22%)
Value	929	997	(68)	(7%)
Total new light vehicle retail units—same store(1)	60,303	76,972	(16,669)	(22%)
Fleet vehicles	1,785	3,086	(1,301)	(42%)
Total new light vehicle units—same store(1)	62,088	80,058	(17,970)	(22%)
Heavy truck	2,279	2,885	(606)	(21%)
Total new vehicle units—same store(1)	64,367	82,943	(18,576)	(22%)
Total new vehicle units—acquisitions	251	—		
New vehicle units—actual	64,618	82,943	(18,325)	(22%)
Total new light vehicle units—same store(1)	62,088	80,058	(17,970)	(22%)
Total new light vehicle units—acquisitions	251	—		
Total new light vehicle units	62,339	80,058	(17,719)	(22%)

New Vehicle Metrics—

	For the Years Ended December 31,		Increase (Decrease)	% Change
	2009	2008		
Revenue per new light vehicle sold—same store(1)	$30,065	$29,912	$ 153	1%
Revenue per new heavy truck sold	$62,001	$66,239	$(4,238)	(6%)
Revenue per new vehicle sold—same store(1)	$31,196	$31,176	$ 20	— %
Gross profit per new light vehicle sold—same store(1)	$ 2,120	$ 2,076	$ 44	2%
Gross profit per new heavy truck sold	$ 1,975	$ 2,634	$ (659)	(25%)
Gross profit per new vehicle sold—same store(1)	$ 2,114	$ 2,095	$ 19	1%
New light vehicle gross margin—same store(1)	7.0%	6.9%	0.1%	1%
New heavy truck gross margin	3.2%	4.0%	(0.8%)	(20%)
New vehicle gross margin—same store(1)	6.8%	6.7%	0.1%	1%

(1) Same store amounts consist of information from dealerships for the identical months of each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

The $571.8 million (22%) decrease in new vehicle revenue was primarily a result of a $528.0 million (22%) decrease in same store light vehicle revenue due to a 22% decrease in same store light vehicle retail unit sales and a 42% decrease in same store fleet unit sales. These decreases were partially offset by $6.0 million of revenue derived from acquisitions. The decrease in new vehicle revenue was driven by low consumer confidence, the overall economic environment and the turmoil in the financial markets, which led to more stringent lending standards for manufacturer captive and bank financing, including decreasing loan-to-value ratios and increasing credit score requirements for consumers. Unit volumes declined across each of our brand segments, consistent with overall U.S. vehicle sales. This was partially offset by the sale of approximately 3,300 new vehicles in connection with the Cash for Clunkers program. We believe the attention that this program created increased traffic at our stores and led to additional new and used vehicle sales that were not part of the Cash for Clunkers program.

New vehicle SAAR, which was 13.2 million for the full year of 2008, decreased to 10.4 million during 2009; however, new vehicle SAAR showed improvement from September 2009 when the SAAR was 9.2 million after the expiration of the Cash for Clunkers program to 10.9 million for the fourth quarter. We expect a modest recovery of overall U.S. vehicle sales in 2010, as luxury brands maintain current sales levels and mid-line import brands continue to gain market share.

The $37.4 million (22%) decrease in new vehicle gross profit was due to a $34.6 million (21%) decrease in same store light vehicle gross profit, resulting from a 22% decrease in same store light vehicle retail unit sales. Additionally, we experienced an increased year-over-year decline in gross profit from our mid-line import brands primarily as a result of incentive programs in 2008. These decreases were partially offset by $0.3 million of gross profit derived from acquisitions and a 10 basis point increase in same store gross margin. The unit sales decrease reflects a competitive marketplace with less overall sales due to the overall weak economic environment and more stringent lending standards.

Our heavy truck business continued to be adversely impacted by the unfavorable economic conditions, particularly in the home building and construction markets. For example, Class 8 truck sales in the United States have declined approximately 40% over the last two years. In the fourth quarter of 2009, our new heavy truck revenues declined 33% compared to the prior period and, on a pre-tax basis, our heavy truck business lost $1.6 million in the fourth quarter, driven primarily by inventory losses. Our heavy truck business generated a pre-tax loss of $1.8 million in 2009, compared to a $3.5 million pre-tax profit in 2008.

Used Vehicle—

	For the Years Ended December 31,		Increase (Decrease)	% Change
	2009	2008		
	(Dollars in millions, except for per vehicle data)			
Revenue:				
Used vehicle retail revenues—same store(1)				
Light vehicles	$ 721.1	$ 796.0	$ (74.9)	(9%)
Heavy trucks	13.7	7.2	6.5	90%
Total used vehicle retail revenues—same store(1)	734.8	803.2	(68.4)	(9%)
Used vehicle retail revenues—acquisitions	2.0	—		
Total used vehicle retail revenues	736.8	803.2	(66.4)	(8%)
Used vehicle wholesale revenues—same store(1)				
Light vehicles	184.8	225.5	(40.7)	(18%)
Heavy trucks	1.4	4.8	(3.4)	(71%)
Total used vehicle wholesale revenues—same store(1)	186.2	230.3	(44.1)	(19%)
Used vehicle wholesale revenues—acquisitions	0.7	—		
Total used vehicle wholesale revenues	186.9	230.3	(43.4)	(19%)
Used vehicle revenue, as reported	$ 923.7	$1,033.5	$(109.8)	(11%)
Gross profit:				
Used vehicle retail gross profit—same store(1)				
Light vehicles	$ 80.1	$ 90.3	$ (10.2)	(11%)
Heavy trucks	(2.6)	(0.1)	(2.5)	NM
Total used vehicle retail gross profit—same store(1)	77.5	$ 90.2	(12.7)	(14%)
Used vehicle retail gross profit—acquisitions	0.3	—		
Total used vehicle retail gross profit	77.8	90.2	(12.4)	(14%)
Wholesale gross profit—same store(1)				
Light vehicles	(0.6)	(3.0)	2.4	(80%)
Heavy trucks	(1.3)	(0.4)	(0.9)	225%
Total used vehicle wholesale gross profit—same store(1)	(1.9)	(3.4)	1.5	(44%)
Used vehicle wholesale gross profit—acquisitions	—	—		
Used vehicle wholesale gross profit	(1.9)	(3.4)	1.5	(44%)
Used vehicle gross profit, as reported	$ 75.9	$ 86.8	$ (10.9)	(13%)
Used vehicle retail units—same store(1)				
Light vehicles	39,423	44,570	(5,147)	(12%)
Heavy trucks	416	188	228	121%
Used vehicle retail units—same store(1)	39,839	44,758	(4,919)	(11%)
Used vehicle retail units—acquisitions	133	—		
Used vehicle retail units—actual	39,972	44,758	(4,786)	(11%)

Used Vehicle Metrics—

	For the Years Ended December 31,		Increase (Decrease)	% Change
	2009	2008		
Revenue per used light vehicle retailed—same store(1)	$18,291	$17,860	$ 431	2%
Revenue per used heavy truck retailed	$32,933	$38,298	$(5,365)	(14%)
Revenue per used vehicle retailed—same store(1)	$18,444	$17,945	$ 499	3%
Gross profit per used light vehicle retailed—same store(1)	$ 2,032	$ 2,026	$ 6	— %
Gross profit per used heavy truck retailed	$ (6,250)	$ (532)	$(5,718)	NM
Gross profit per used vehicle retailed—same store(1)	$ 1,945	$ 2,015	$ (70)	(3%)
Used light vehicle retail gross margin—same store(1)	11.1%	11.3%	(0.2%)	(2%)
Used heavy truck retail gross margin	(19.0%)	(1.4%)	(17.6%)	NM
Used vehicle retail gross margin—same store(1)	10.5%	11.2%	(0.7%)	(6%)

(1) Same store amounts consist of information from dealerships for the identical months of each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

The $109.8 million (11%) decrease in used vehicle revenue includes a $74.9 million (9%) decrease in same store light vehicle retail revenue and a $40.7 million (18%) decrease in same store light vehicle wholesale revenue, partially offset by $2.7 million derived from dealership acquisitions. The $10.9 million (13%) decrease in used vehicle gross profit was primarily a result of a $10.2 million (11%) decrease in same store light vehicle retail gross profit and a $3.4 million decrease in used vehicle gross profit, including wholesale gross profit, within our heavy truck business, partially offset by a $2.4 million increase in same store light vehicle wholesale gross profit. The decrease in used light vehicle retail revenue and gross profit was driven by unit volume declines that reflected (i) a weak retail environment and (ii) a more stringent lending environment, which in turn resulted in lower sales to sub-prime customers. Light vehicle used retail revenue per vehicle retailed ("PVR") increased, with light vehicle retail gross profit PVR remaining relatively flat. The increase in used light vehicle revenue PVR reflected a shift in the used vehicle market, from lower priced models previously appealing to sub-prime customers to higher priced models and Certified Pre-Owned ("CPO") vehicles. The decrease in used vehicle wholesale revenue was a result of lower new retail and used retail unit sales, which resulted in fewer vehicles from trade-ins available to sell at auction.

Our heavy truck business continued to be adversely impacted by the unfavorable economic conditions, particularly in the home building and construction markets. For example, Class 8 truck sales in the United States have declined approximately 40% over the last two years. In the fourth quarter of 2009, on a pre-tax basis, our heavy truck business lost $1.6 million in the fourth quarter, driven primarily by inventory losses. Our heavy truck business generated a pre-tax loss of $1.8 million in 2009, compared to a $3.5 million pre-tax profit in 2008.

We believe our used vehicle inventory is closely aligned with consumer demand, with approximately 36 days of supply in our inventory as of December 31, 2009, as compared to approximately 35 days sales in our inventory as of December 31, 2008. We expect that maintaining our current level of used vehicle inventory, based on days supply, will help mitigate the impact of the continued challenging economic environment on our used vehicle performance. In addition, we continue to focus on aligning our used vehicle inventory to meet consumer demands by offering CPO vehicles, traditional used vehicles and lower value vehicles obtained through trade-ins.

Parts and Service—

	For the Years Ended December 31,		Increase (Decrease)	% Change
	2009	2008		
	(Dollars in millions)			
Revenue:				
Parts and service revenues—same store(1)				
Light vehicles	$558.2	$590.8	$(32.6)	(6%)
Heavy trucks	61.6	62.2	(0.6)	(1%)
Total parts and service revenue—same store(1)	619.8	653.0	(33.2)	(5%)
Parts and service revenues—acquisitions	2.3	—		
Parts and service revenue, as reported	$622.1	$653.0	$(30.9)	(5%)
Gross profit:				
Parts and service gross profit—same store(1)				
Light vehicles	$289.8	$309.8	$(20.0)	(6%)
Heavy trucks	19.1	19.7	(0.6)	(3%)
Total parts and service gross profit—same store(1)	308.9	329.5	(20.6)	(6%)
Parts and service gross profit—acquisitions	1.0	—		
Parts and service gross profit, as reported	$309.9	$329.5	$(19.6)	(6%)
Light vehicle parts and service gross margin—same store(1)	51.9%	52.4%	(0.5%)	(1%)
Heavy truck parts and service gross margin	31.0%	31.7%	(0.7%)	(2%)
Parts and service gross margin—same store(1)	49.8%	50.5%	(0.7%)	(1%)

(1) Same store amounts consist of information from dealerships for the identical months of each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

The $30.9 million (5%) decrease in parts and service revenues and $19.6 million (6%) decrease in parts and service gross profit were due to a decrease in customer pay business as well as a decrease in warranty business. We believe customers are delaying maintenance visits and large repair work as they reduce non-essential spending during the current economic environment. In addition, we believe the decrease in our warranty business reflects improvements in the quality of vehicles produced in recent years. Furthermore, the significant decline in U.S. vehicle sales over the past two years may have an adverse impact on our parts and service business for the next several years.

Same store customer pay parts and service revenue and gross profit decreased $21.8 million (6%) and $18.0 million (7%), respectively. Revenue and gross profit from our warranty business decreased $5.8 million (5%) and $2.0 million (4%), respectively, on a same store basis. Revenue and gross profit from our wholesale parts business decreased $5.6 million (4%) and $0.6 million (2%), respectively, on a same store basis.

We continue to focus on improving our customer pay business over the long-term by (i) continuing to invest in additional service capacity, where appropriate, (ii) upgrading equipment, (iii) focusing on improving customer retention and customer satisfaction and (iv) capitalizing on our dealer training programs.

Finance and Insurance, net—

	For the Years Ended December 31,		Increase	%
	2009	2008	(Decrease)	Change
	(In millions, except for per vehicle data)			
Dealership generated F&I, net—same store(1)				
Light vehicles	$90.8	$123.6	$(32.8)	(27%)
Heavy trucks	0.2	0.3	(0.1)	(33%)
Dealership generated F&I—same store(1)	91.0	123.9	(32.9)	(27%)
Dealership generated F&I—acquisitions	0.3	—		
Dealership generated F&I, net	91.3	123.9	(32.6)	(26%)
Corporate generated F&I	(0.5)	6.6	(7.1)	(108%)
Finance and insurance, net as reported	$90.8	$130.5	$(39.7)	(30%)
Dealership generated light vehicle F&I per vehicle sold—same store(1) (2)	$ 894	$ 992	$ (98)	(10%)
Dealership generated F&I per vehicle sold— same store(1) (2)	$ 873	$ 970	$ (97)	(10%)
Light vehicle F&I per vehicle sold—same store(1)	$ 890	$1,045	$ (155)	(15%)
Heavy truck F&I per vehicle sold	$ 74	$ 98	$ (24)	(24%)
F&I per vehicle sold—same store(1)	$ 868	$1,022	$ (154)	(15%)

(1) Same store amounts consist of information from dealerships for the identical months of each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

(2) Dealership generated F&I per vehicle sold excludes corporate generated F&I.

We evaluate our dealership generated F&I performance on a per vehicle sold basis by dividing dealership generated F&I gross profit by the number of vehicles sold during the period. We also evaluate F&I gross profit from our portfolio of consumer loans, as well as any gains related to the sale of our remaining interest in certain contracts (collectively, "Corporate generated F&I"). Beginning in 2009, we discontinued issuing new consumer loans for the purchase of used vehicles and began managing the wind-down of the existing portfolio, which totaled $8.0 million as of December 31, 2009. F&I decreased $39.7 million (30%) during 2009 as compared to 2008, due to (i) an 18% decrease in same store unit sales, (ii) a 10% decrease in same store dealership generated F&I per vehicle sold, (iii) losses from the wind down of our consumer loan portfolio and (iv) a decrease of $4.7 million resulting from a corporate generated F&I gain related to the sale of our remaining interest in a pool of maintenance contracts in 2008. These decreases in F&I were partially offset by $0.3 million derived from dealership acquisitions.

The decrease in dealership generated F&I per vehicle sold was primarily attributable to lower financing commissions due to more stringent lending standards, which included lower loan to value ratios, which limit our opportunity to offer customers our full array of finance and insurance products. In addition, we believe that customers continue to be very concerned about their monthly payment amount in light of the difficult current economic environment. We expect to continue to mitigate these decreases by (a) improving our F&I results at our lower-performing stores and (b) continuing to refine and enhance the menu of products we offer our customers.

Selling, General and Administrative—

	For the Years Ended December 31,					% of Gross Profit
	2009	% of Gross Profit	2008	% of Gross Profit	Increase (Decrease)	Increase (Decrease)
			(Dollars in millions)			
Personnel costs	$237.4	38.8%	$273.6	38.0%	$(36.2)	0.8%
Sales compensation	57.4	9.4%	73.6	10.2%	(16.2)	(0.8%)
Share-based compensation	2.8	0.5%	1.9	0.3%	0.9	0.2%
Outside services	49.1	8.0%	56.1	7.8%	(7.0)	0.2%
Advertising	27.3	4.5%	40.4	5.6%	(13.1)	(1.1%)
Rent	40.4	6.6%	45.5	6.3%	(5.1)	0.3%
Utilities	16.1	2.6%	17.1	2.4%	(1.0)	0.2%
Insurance	14.3	2.3%	13.0	1.8%	1.3	0.5%
Other	48.7	8.1%	60.3	8.3%	(11.6)	(0.2%)
Selling, general and administrative—same store(1)	493.5	80.8%	581.5	80.7%	(88.0)	0.1%
Acquisitions	1.2		—			
Selling, general and administrative—actual	$494.7	80.7%	$581.5	80.7%	$(86.8)	— %
Gross Profit—same store(1)	$611.1		$720.6			
Gross Profit—actual	$613.0		$720.6			

(1) Same store amounts consist of information from dealerships for the identical months of each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

Same store SG&A expense as a percentage of gross profit was 80.8% for 2009, as compared to 80.7% for 2008. The 10 basis point increase was primarily a result of the de-leveraging impact on our cost structure from the decline in vehicle sales volumes, including an 80 basis point increase in personnel costs and a 50 basis point increase in insurance costs associated with our large deductible insurance programs for workers compensation, property and general liability claims. These items were substantially offset by (i) a 110 basis point reduction in advertising expense due to our focus on managing advertising spend in the current depressed retail environment and (ii) an 80 basis point decrease in sales compensation expense due to our restructuring of variable compensation plans.

During the third quarter of 2008, we initiated a phased restructuring plan, which included the relocation of our corporate offices, the elimination of our regional management structure and the implementation of store-level productivity initiatives. We completed the relocation of our corporate headquarters to Duluth, Georgia, during the first quarter of 2009. This relocation has delivered annualized pre-tax cost savings of approximately $3.5 million in 2009, resulting principally from staffing reductions, and we believe potential rent savings could increase future annualized savings to approximately $4.5 million. Beginning in the third quarter of 2009, we began to recognize virtually all of the approximately $10.0 million of the anticipated annualized rent and personnel savings related to the elimination of the regional management structure. During 2009, we incurred pre-tax costs of approximately $4.1 million associated with our restructuring plans. We expect to receive the full recurring cost-saving benefits of our relocation and restructuring beginning in 2010. Our restructuring plans, store-level productivity initiatives and variable cost structure reduced same store operating expense by $88.0 million (15%) in 2009 as compared to 2008.

We are also currently engaged in numerous store-level productivity initiatives, including (i) the transition to one common dealership management system, and (ii) the consolidation of certain dealership accounting functions.

During 2009 and 2008, we incurred $1.9 million and $1.0 million, respectively, of costs associated with transitioning our dealerships to DealerTrack's Arkona dealer management system, which are included in outside services expense above.

Depreciation and Amortization—

The $1.2 million (5%) increase in depreciation and amortization expense was a result of property and equipment acquired during 2009 and 2008, including the purchase of $207.9 million of previously leased property during the second quarter of 2008.

Impairment Expenses—

During the fourth quarter of 2009, we compared the carrying value of our assets held for sale to estimates of fair values determined with the assistance of third-party desktop appraisals and real estate brokers and, as a result, recorded a $5.5 million non-cash impairment of certain property and equipment. The impact of this impairment is included in Discontinued Operations for 2009 (see "Discontinued Operations" below).

During the fourth quarter of 2008, we experienced a sustained decline in our market capitalization and a significant decline in total revenue due to overall retail industry conditions driven by declining consumer confidence, more stringent lending standards, rising gas prices, changes in consumer demand and falling home prices. Our stock price decreased 60% from $11.52 per share as of September 30, 2008, to $4.57 per share as of December 31, 2008, which significantly reduced our total market capitalization. In addition, our total revenues decreased approximately 30% during the fourth quarter of 2008 as compared to the fourth quarter of 2007. During 2008, we recognized impairment expenses from continuing operations totaling $528.7 million, which includes (i) a $491.7 million impairment of all of our goodwill, (ii) a $30.9 million impairment of franchise rights and other intangible assets and (iii) a $6.1 million impairment of certain property and equipment (for further discussion of our asset impairment expenses, please refer to Note 9 of our consolidated financial statements).

Other Operating (Income) Expense—

Other operating (income) expense includes gains and losses from the sale of property and equipment, income derived from sub-lease arrangements and other non-core operating items. Other non-core operating items during 2008 include executive separation benefits expense of $1.7 million related to the separation from the Company of our former chief financial officer.

Floor Plan Interest Expense—

The $10.9 million (38%) decrease in floor plan interest expense was attributable to a lower average balance of new vehicle inventory and the lower short-term interest rate environment.

Other Interest Expense—

The $1.8 million (5%) decrease in other interest expense was primarily attributable to lower average indebtedness outstanding as a result of the repurchase of $59.8 million of senior subordinated notes in the fourth quarter of 2008 and the repayment of $8.0 million of mortgage notes payable in the third quarter of 2009.

During 2009 and 2008, we recognized $1.8 million and $3.0 million of convertible debt amortization associated with our 3% Senior Subordinated Convertible Notes due 2012 (the "3% Notes"). Since a portion of our 3% Notes will be settled in cash upon conversion, we separately account for the liability and equity components in a manner that reflects our nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The excess of the principal amount of the liability component over its initial fair value is amortized to interest cost using the effective interest method. We expect that convertible debt amortization will total approximately $1.7 million in 2010.

Gain on Extinguishment of Long-Term Debt—

During 2009, we recognized a $0.1 million net gain on the extinguishment of long-term debt. Included in the $0.1 million net gain was a $0.9 million gain on the repurchase of $7.3 million of our 3% Notes for $6.4 million, partially offset by (i) a $0.7 million pro-rata write-off of the unamortized discount associated with the repurchased 3% Notes and (ii) a $0.1 million pro-rata write-off of debt issuance costs.

During 2008, we recognized a $26.2 million net gain on the extinguishment of long-term debt. Included in the $26.2 million net gain was a $35.8 million gain on the repurchase of $59.8 million of our senior subordinated notes for $24.0 million, partially offset by (i) a $6.5 million pro-rata write-off of the unamortized discount associated with the repurchased 3% Notes and (ii) a $1.4 million pro-rata write-off of debt issuance costs. In addition, we recognized a $1.7 million loss as a result of our decision to terminate our credit facility with JPMorgan Chase Bank N.A. in September 2008, which represents the unamortized debt issuance costs associated with such facility.

Interest Income—

The $1.3 million (87%) decrease in interest income is primarily a result of lower interest rates during 2009 as compared to 2008.

Income Tax Expense (Benefit)—

The $148.4 million increase in income tax expense was primarily a result of the recognition of $528.7 million of impairment expenses from continuing operations in 2008. Our effective tax rate increased from 29.3% for the 2008 period to 37.3% for the 2009 period. The 800 basis point increase is primarily a result of excess book goodwill over tax goodwill for which we will not receive a tax benefit, the impact of losses on our corporate owned life insurance policies for which we will not received a tax benefit, partially offset by the reversal of deferred tax asset valuation allowances that we now expect to realize. Our effective tax rate is highly dependant on the level of income before income taxes and permanent differences between book and tax income. As a result, it is difficult to project our effective tax rate. Excluding the impact of permanent differences between book and tax income and based upon our current expectation of 2009 income before income taxes, we expect our effective income tax rate will be between 38% and 40% in 2010.

Discontinued Operations—

During 2009, we sold four franchises (three dealership locations) and closed six franchises (three dealership locations), and as of December 31, 2009, there were two franchises (two dealership locations) pending disposition. The $10.8 million, net of tax, net loss from discontinued operations for 2009 is a result of (i) $7.3 million, net of tax, of net operating losses of franchises sold or pending disposition as of December 31, 2009, including rent expense of idle facilities and legal expenses of franchises sold prior to December 31, 2009, (ii) $3.4 million, net of tax, of impairment expenses related to abandoned real estate from discontinued operations and (iii) $2.5 million, net of tax, of rent accelerations on abandoned properties, partially offset by a $2.4 million, net of tax, net gain on the sale of dealerships.

The $20.3 million, net of tax, net loss from discontinued operations during 2008, includes (i) $14.4 million, net of tax, of impairment expenses related to discontinued operations, (ii) $5.6 million of net operating losses of franchises sold or pending disposition as of December 31, 2009, including rent expense of idle facilities and miscellaneous legal expenses of franchises sold prior to December 31, 2009 and (iii) a $0.3 million, net of tax, loss on the sale of five franchises (four dealership locations).

We continuously evaluate the financial and operating results of our dealerships, as well as each dealership's geographical location, and may continue to refine our dealership portfolio through strategic divestitures from time to time.

RESULTS OF OPERATIONS

Year Ended December 31, 2008, Compared to Year Ended December 31, 2007

	For the Years Ended December 31,			
	2008	2007	Increase (Decrease)	% Change
	(In millions, except per share data)			
REVENUES:				
New vehicle	$2,585.8	$3,085.9	$(500.1)	(16%)
Used vehicle	1,033.5	1,300.9	(267.4)	(21%)
Parts and service	653.0	622.0	31.0	5%
Finance and insurance, net	130.5	146.1	(15.6)	(11%)
Total revenues	4,402.8	5,154.9	(752.1)	(15%)
GROSS PROFIT:				
New vehicle	173.8	221.7	(47.9)	(22%)
Used vehicle	86.8	112.7	(25.9)	(23%)
Parts and service	329.5	319.0	10.5	3%
Finance and insurance, net	130.5	146.1	(15.6)	(11%)
Total gross profit	720.6	799.5	(78.9)	(10%)
OPERATING EXPENSES:				
Selling, general and administrative	581.5	614.3	(32.8)	(5%)
Depreciation and amortization	22.3	19.6	2.7	14%
Impairment expenses	528.7	—	528.7	NM
Other operating expense, net	1.3	1.0	0.3	30%
(Loss) income from operations	(413.2)	164.6	(577.8)	NM
OTHER INCOME (EXPENSE):				
Floor plan interest expense	(28.9)	(37.8)	(8.9)	(24%)
Other interest expense	(40.0)	(38.8)	1.2	3%
Convertible debt discount amortization	(3.0)	(2.4)	0.6	25%
Interest income	1.5	4.3	(2.8)	(65%)
Gain (loss) on extinguishment of long-term debt	26.2	(18.5)	44.7	NM
Total other expense, net	(44.2)	(93.2)	(49.0)	(53%)
(Loss) income before income taxes	(457.4)	71.4	(528.8)	NM
INCOME TAX (BENEFIT)EXPENSE	(134.0)	25.5	(159.5)	NM
(LOSS) INCOME FROM CONTINUING OPERATIONS	(323.4)	45.9	(369.3)	NM
DISCONTINUED OPERATIONS, net of tax	(20.3)	3.6	(23.9)	NM
NET (LOSS) INCOME	$ (343.7)	$ 49.5	$(393.2)	NM
(Loss) income from continuing operations per common share—Diluted	$ (10.20)	$ 1.38	$(11.58)	NM
Net (loss) income per common share—Diluted	$ (10.84)	$ 1.49	$(12.33)	NM

	For the Years Ended December 31,	
	2008	2007
REVENUE MIX PERCENTAGES:		
New light vehicles	54.4%	55.7%
New heavy trucks	4.3%	4.2%
Used retail light vehicles	18.1%	18.8%
Used retail heavy trucks	0.2%	0.3%
Used light vehicle wholesale	5.1%	6.0%
Used heavy truck wholesale	0.1%	0.1%
Parts and service—light vehicle	13.4%	10.9%
Parts and service—heavy truck	1.4%	1.2%
Finance and insurance, net—light vehicle	3.0%	2.8%
Finance and insurance, net—heavy truck	— %	— %
Total revenue	100.0%	100.0%
GROSS PROFIT MIX PERCENTAGES:		
New light vehicles	23.1%	26.4%
New heavy trucks	1.1%	1.3%
Used retail light vehicles	12.5%	14.3%
Used retail heavy trucks	— %	— %
Used light vehicle wholesale	(0.4%)	(0.2%)
Used heavy truck wholesale	(0.1%)	— %
Parts and service—light vehicle	43.0%	37.4%
Parts and service—heavy truck	2.7%	2.5%
Finance and insurance, net—light vehicle	18.1%	18.2%
Finance and insurance, net—heavy truck	— %	0.1%
Total gross profit	100.0%	100.0%
SG&A EXPENSES AS A PERCENTAGE OF GROSS PROFIT	80.7%	76.8%

Net (loss) income and (loss) income from continuing operations decreased $393.2 million and $369.3 million, respectively, during 2008, as compared to 2007, primarily as a result of impairment expenses during 2008 totaling $383.0 million, net of tax. Discontinued operations decreased $23.9 million, net of tax, during 2008 as compared to 2007, primarily related to $14.4 million of impairment expenses, net of tax, during 2008 associated with dealerships sold prior to, or pending disposition as of, December 31, 2009.

The $369.3 million decrease in (loss) income from continuing operations was primarily a result of impairment expenses in 2008 totaling $368.6 million, net of tax. New and used vehicle gross profit decreased $47.9 million (22%) and $25.9 million (23%), respectively, and F&I gross profit decreased $15.6 million (11%), all primarily as a result of lower unit sales volumes. The decrease in new vehicle, used vehicle and F&I gross profit had a de-leveraging impact on our SG&A expense as a percentage of gross profit, which increased 390 basis points from 2007 to 80.7%. These decreases in (loss) income from continuing operations were partially offset by (i) a $44.7 million favorable variance relating to debt extinguishments, including a $26.2 million net gain during 2008 and an $18.5 million loss in 2007, from the repurchases of our senior subordinated notes, and (ii) an $8.9 million (24%) decrease in floor plan interest expense, as a result of lower inventory and lower short-term interest rates.

The $752.1 million (15%) decrease in total revenue was primarily a result of a $500.1 million (16%) decrease in new vehicle revenue and a $267.4 million (21%) decrease in used vehicle revenue. The decrease in new vehicle revenue includes a $604.2 million (21%) decrease in same store light vehicle revenue, a $25.3 million (12%) decrease in heavy truck revenue, partially offset by $129.4 million derived from dealership acquisitions. The decrease in used vehicle revenue includes a $212.4 million (22%) decrease in same store retail revenue and $98.6 million (31%) decrease in same store wholesale revenue, partially offset by a $43.6 million increase in used vehicle revenue derived from dealership acquisitions.

The $78.9 million (10%) decrease in total gross profit was primarily a result of a $47.9 million (22%) decrease in new vehicle gross profit, a $25.9 million (23%) decrease in used vehicle gross profit and a $15.6 million (11%) decrease in F&I gross profit. Our total gross profit margin increased 90 basis points to 16.4%, principally as a result of a mix shift to our higher margin parts and service business, and our total light vehicle gross profit margin increased 100 basis points to 16.8%.

New Vehicle—

	For the Years Ended December 31, 2008	2007	Increase (Decrease)	% Change
	(In millions)			
Revenue:				
New vehicle revenue—same store(1)				
Luxury	$ 848.2	$1,079.7	$ (231.5)	(21%)
Mid-line import	1,093.6	1,335.7	(242.1)	(18%)
Mid-line domestic	303.6	418.5	(114.9)	(27%)
Value	19.9	35.6	(15.7)	(44%)
Total new light vehicle revenue—same store(1)	2,265.3	2,869.5	(604.2)	(21%)
Heavy truck	191.1	216.4	(25.3)	(12%)
Total new vehicle revenue—same store(1)	2,456.4	3,085.9	(629.5)	(20%)
New vehicle revenue—acquisitions	129.4	—		
Total new vehicle revenue, as reported	$2,585.8	$3,085.9	$ (500.1)	(16%)
Gross profit:				
New vehicle gross profit—same store(1)				
Luxury	$ 62.0	$ 85.7	$ (23.7)	(28%)
Mid-line import	72.0	94.4	(22.4)	(24%)
Mid-line domestic	20.9	29.5	(8.6)	(29%)
Value	1.0	1.8	(0.8)	(44%)
Total new light vehicle gross profit—same store(1)	155.9	211.4	(55.5)	(26%)
Heavy truck	7.6	10.3	(2.7)	(26%)
Total new vehicle gross profit—same store(1)	163.5	221.7	(58.2)	(26%)
New vehicle gross profit—acquisitions	10.3	—		
Total new vehicle gross profit, as reported	$ 173.8	$ 221.7	$ (47.9)	(22%)
New retail units:				
New vehicle retail units—same store(1)				
Luxury	18,101	22,796	(4,695)	(21%)
Mid-line import	44,027	52,226	(8,199)	(16%)
Mid-line domestic	9,522	12,732	(3,210)	(25%)
Value	997	1,785	(788)	(44%)
Total new light vehicle retail units—same store(1)	72,647	89,539	(16,892)	(19%)
Fleet vehicles	2,985	6,061	(3,076)	(51%)
Total new light vehicle units—same store(1)	75,632	95,600	(19,968)	(21%)
Heavy truck	2,885	3,625	(740)	(20%)
Total new vehicle units—same store(1)	78,517	99,225	(20,708)	(21%)
Total new vehicle units—acquisitions	4,426	—		
New vehicle units—actual	82,943	99,225	(16,282)	(16%)
Total new light vehicle units—same store(1)	75,632	95,600	(19,968)	(21%)
Total new light vehicle units—acquisitions	4,426	—		
Total new light vehicle units	80,058	95,600	(15,542)	(16%)

New Vehicle Metrics—

	For the Years Ended December 31,			
	2008	2007	Increase (Decrease)	% Change
Revenue per new light vehicle sold—same store(1)	$29,952	$30,016	$ (64)	— %
Revenue per new heavy truck sold	$66,239	$59,697	$6,542	11%
Revenue per new vehicle sold—same store(1)	$31,285	$31,100	$ 185	1%
Gross profit per new light vehicle sold—same store(1)	$ 2,061	$ 2,211	$ (150)	(7%)
Gross profit per new heavy truck sold	$ 2,634	$ 2,841	$ (207)	(7%)
Gross profit per new vehicle sold—same store(1)	$ 2,082	$ 2,234	$ (152)	(7%)
New light vehicle gross margin—same store(1)	6.9%	7.4%	(0.5%)	(7%)
New heavy truck gross margin	4.0%	4.8%	(0.8%)	(17%)
New vehicle gross margin—same store(1)	6.7%	7.2%	(0.5%)	(7%)

(1) Same store amounts consist of information from dealerships for the identical months of each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

The $500.1 million (16%) decrease in new vehicle revenue was primarily a result of a $604.2 million (21%) decrease in same store light vehicle revenue due to a 19% decrease in same store light vehicle retail unit sales and a 51% decrease in same store fleet unit sales. These decreases were partially offset by $129.4 million of revenue derived from acquisitions. The decreases in new vehicle revenue were driven by declining consumer confidence, an overall weak economic environment, more stringent lending standards and a mix shift toward more fuel efficient, lower priced vehicles, and away from the higher priced trucks and SUVs.

The new vehicle business declined significantly throughout 2008. We experienced sales decreases across all brands; however, our sales declines were generally in line with overall U.S. vehicle sales and brand specific sales in our regions. New vehicle SAAR reached its lowest level since 1993, decreasing to 13.2 million in 2008, from 16.2 million in 2007. Our revenue was negatively impacted by turmoil in the financial markets, which led to more stringent lending standards for manufacturer captive and bank financing, including decreasing loan-to-value ratios and increasing credit score requirements. Unit volumes declined in each brand segment including a 25% decrease in same store light vehicle retail unit sales from our mid-line domestic brands, a 21% decrease from our luxury brands and an 16% decrease from our mid-line import brands.

The $47.9 million (22%) decrease in new vehicle gross profit was due to a $55.5 million (26%) decrease in same store light vehicle gross profit, resulting from a 19% decrease in same store light vehicle retail unit sales and a 50 basis point decrease in same store gross margin. These decreases were partially offset by $10.3 million of gross profit derived from acquisitions. The unit sales and margin declines reflect a competitive marketplace with less business available due to the overall weak economic environment and more stringent lending standards.

Used Vehicle—

	For the Years Ended December 31,		Increase	%
	2008	2007	(Decrease)	Change
	(Dollars in millions, except for per vehicle data)			
Revenue:				
Used vehicle retail revenues—same store(1)				
Light vehicles	$ 764.7	$ 968.5	$ (203.8)	(21%)
Heavy trucks	7.2	15.8	(8.6)	(54%)
Total used vehicle retail revenues—same store(1)	771.9	984.3	(212.4)	(22%)
Used vehicle retail revenues—acquisitions	31.3	—		
Total used vehicle retail revenues	803.2	984.3	(181.1)	(18%)
Used vehicle wholesale revenues—same store(1)				
Light vehicles	213.2	308.2	(95.0)	(31%)
Heavy trucks	4.8	8.4	(3.6)	(43%)
Total used vehicle wholesale revenues—same store(1)	218.0	316.6	(98.6)	(31%)
Used vehicle wholesale revenues—acquisitions	12.3	—		
Total used vehicle wholesale revenues	230.3	316.6	(86.3)	(27%)
Used vehicle revenue, as reported	$1,033.5	$1,300.9	$ (267.4)	(21%)
Gross profit:				
Used vehicle retail gross profit—same store(1)				
Light vehicles	$ 87.3	$ 114.3	$ (27.0)	(24%)
Heavy trucks	(0.1)	0.1	(0.2)	(200%)
Total used vehicle retail gross profit—same store(1)	87.2	114.4	(27.2)	(24%)
Used vehicle retail gross profit—acquisitions	3.0	—		
Total used vehicle retail gross profit	90.2	114.4	(24.2)	(21%)
Wholesale gross profit—same store(1)				
Light vehicles	(2.9)	(1.7)	(1.2)	(71%)
Heavy trucks	(0.4)	—	(0.4)	— %
Total used vehicle wholesale gross profit—same store(1)	(3.3)	(1.7)	(1.6)	(94%)
Used vehicle wholesale gross profit—acquisitions	(0.1)	—		
Used vehicle wholesale gross profit	(3.4)	(1.7)	(1.7)	(100%)
Used vehicle gross profit, as reported	$ 86.8	$ 112.7	$ (25.9)	(23%)
Used vehicle retail units—same store(1)				
Light vehicles	42,912	52,930	(10,018)	(19%)
Heavy trucks	188	429	(241)	(56%)
Used vehicle retail units—same store(1)	43,100	53,359	(10,259)	(19%)
Used vehicle retail units—acquisitions	1, 658	—		
Used vehicle retail units—actual	44,758	53,359	(8,601)	(16%)

Used Vehicle Metrics—

	For the Years Ended December 31,		Increase (Decrease)	% Change
	2008	2007		
Revenue per used light vehicle retailed—same store(1)	$17,820	$18,298	$ (478)	(3%)
Revenue per used heavy truck retailed	$38,298	$36,830	$1,468	4%
Revenue per used vehicle retailed—same store(1)	$17,910	$18,447	$ (537)	(3%)
Gross profit per used light vehicle retailed—same store(1)	$ 2,034	$ 2,159	$ (125)	(6%)
Gross profit per used heavy truck retailed	$ (532)	$ 233	$ (765)	NM
Gross profit per used vehicle retailed—same store(1)	$ 2,023	$ 2,144	$ (121)	(6%)
Used light vehicle retail gross margin—same store(1)	11.4%	11.8%	(0.4%)	(3%)
Used heavy truck retail gross margin	(1.4%)	0.6%	(2.0%)	NM
Used vehicle retail gross margin—same store(1)	11.3%	11.6%	(0.3%)	(3%)

(1) Same store amounts consist of information from dealerships for the identical months of each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

The $267.4 million (21%) decrease in used vehicle revenue includes a $212.4 million (22%) decrease in same store retail revenue and a $98.6 million (31%) decrease in same store wholesale revenue, partially offset by $43.6 million in revenue derived from dealership acquisitions. The $25.9 million (23%) decrease in used vehicle gross profit was primarily a result of a $27.2 million (24%) decrease in same store retail gross profit. The decrease in used vehicle retail revenue and gross profit reflect (i) a weak retail environment, (ii) a more stringent lending environment, (iii) lower sales to sub-prime customers and (iv) a sharp increase in consumer demand for smaller and more fuel efficient vehicles and away from trucks and SUVs. The rapid decline in consumer demand for trucks and SUVs caused us to lower our inventory and retail more of these vehicles that otherwise would have been wholesaled because of weak demand for these vehicles at auction. The decrease in used vehicle wholesale revenue was a result of lower new retail and used retail unit sales, which resulted in fewer vehicles from trade-ins available to sell at auction. In addition, the wholesale markets were virtually closed towards the end of the third quarter and early fourth quarter of 2008, which further reduced our wholesale results.

Parts and Service—

	For the Years Ended December 31,		Increase (Decrease)	% Change
	2008	2007		
	(Dollars in millions)			
Revenue:				
Parts and service revenues—same store(1)				
Light vehicles	$563.3	$558.9	$ 4.4	1%
Heavy trucks	62.2	63.1	(0.9)	(1%)
Total parts and service revenue—same store(1)	625.5	622.0	3.5	1%
Parts and service revenues—acquisitions	27.5	—		
Parts and service revenue, as reported	$653.0	$622.0	$31.0	5%
Gross profit:				
Parts and service gross profit—same store(1)				
Light vehicles	$295.8	$298.7	$ (2.9)	(1%)
Heavy trucks	19.7	20.3	(0.6)	(3%)
Total parts and service gross profit—same store(1)	315.5	319.0	(3.5)	(1%)
Parts and service gross profit—acquisitions	14.0	—		
Parts and service gross profit, as reported	$329.5	$319.0	$10.5	3%
Light vehicle parts and service gross margin—same store(1)	52.5%	53.4%	(0.9%)	(2%)
Heavy truck parts and service gross margin	31.7%	32.2%	(0.5%)	(2%)
Parts and service gross margin—same store(1)	50.4%	51.3%	(0.9%)	(2%)

(1) Same store amounts consist of information from dealerships for the identical months of each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

The $31.0 million (5%) increase in parts and service revenues and $10.5 million (3%) increase in parts and service gross profit was primarily due to revenue and gross profit derived from dealership acquisitions as same store revenue increased by $3.5 million and same store gross profit decreased by $3.5 million (1%) during 2008, as compared to 2007. Same store customer pay parts and service revenue and gross profit decreased $1.4 million and $6.4 million (3%), respectively. Same store revenue and gross profit from our wholesale parts business increased $8.3 million (6%) and $2.6 million (10%), respectively. We continued to experience decreases in our warranty business as same store warranty revenue decreased $3.4 million (3%), though same store warranty gross profit increased $0.3 million (1%). We believe the decrease in our warranty business is a result of improvements in the quality of vehicles produced in recent years.

Finance and Insurance, net—

	For the Years Ended December 31, 2008	2007	Increase (Decrease)	% Change
	(In millions, except for per vehicle data)			
Dealership generated F&I, net—same store(1)				
Light vehicles	$119.4	$141.9	$(22.5)	(16%)
Heavy trucks	0.3	0.9	(0.6)	(67%)
Dealership generated F&I—same store(1)	119.7	142.8	(23.1)	(16%)
Dealership generated F&I—acquisitions	4.2	—		
Dealership generated F&I, net	123.9	142.8	(18.9)	(13%)
Corporate generated F&I	6.6	3.3	3.3	100%
Finance and insurance, net as reported	$130.5	$146.1	$(15.6)	(11%)
Dealership generated light vehicle F&I per vehicle sold—same store(1) (2)	$1,007	$ 955	$ 52	5%
Dealership generated F&I per vehicle sold—same store(1) (2)	$ 984	$ 936	$ 48	5%
Light vehicle F&I per vehicle sold—same store(1)	$1,063	$ 978	$ 85	9%
Heavy truck F&I per vehicle sold	$ 98	$ 222	$ (124)	(56%)
F&I per vehicle sold—same store(1)	$1,039	$ 958	$ 81	8%

(1) Same store amounts consist of information from dealerships for the identical months of each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.
(2) Dealership generated F&I per vehicle sold excludes corporate generated F&I.

We evaluate our dealership generated F&I performance on a per vehicle sold basis by dividing dealership generated F&I gross profit by the number of vehicles sold during the period. We also evaluate F&I gross profit from our portfolio of consumer loans, as well as any gains related to the sale of our remaining interest in certain contracts (collectively, "Corporate generated F&I").

F&I decreased $15.6 million (11%) during 2008 as compared to 2007, as a result of a $23.1 million (16%) decrease in same store dealership generated F&I, partially offset by $4.7 million from a corporate generated F&I gain related to the sale of our remaining interest in a pool of maintenance contracts and $4.2 million derived from dealership acquisitions. The decrease in same store dealership generated F&I was a result of a 20% decrease in same store unit sales, partially offset by a 5% increase in same store dealership generated F&I per vehicle sold. The increase in dealership generated F&I per vehicle sold was attributable to (i) improved F&I performance at our lower-performing stores, (ii) lengthening of finance contract terms and (iii) mix shift away from sub-prime customers, as these deals typically generate less finance and insurance revenue. These increases were partially offset by lower financing commissions due to more stringent lending standards. The more stringent lending standards included lower loan to value ratios, which decrease our opportunity to offer customers our full array of finance and insurance products. In addition, customers were very concerned about their monthly payment during the difficult economic environment.

Selling, General and Administrative—

	For the Years Ended December 31,					% of Gross Profit
	2008	% of Gross Profit	2007	% of Gross Profit	Increase (Decrease)	Increase (Decrease)
	(Dollars in millions)					
Personnel costs	$262.9	38.1%	$283.3	35.4%	$(20.4)	2.7%
Sales compensation	70.1	10.2%	87.0	10.9%	(16.9)	(0.7%)
Share-based compensation	1.9	0.3%	5.9	0.7%	(4.0)	(0.4%)
Outside services	54.2	7.9%	56.8	7.1%	(2.6)	0.8%
Advertising	38.1	5.5%	43.1	5.4%	(5.0)	0.1%
Rent	44.2	6.4%	50.7	6.3%	(6.5)	0.1%
Utilities	16.5	2.4%	16.2	2.0%	0.3	0.4%
Insurance	12.3	1.8%	12.6	1.6%	(0.3)	0.2%
Other	58.2	8.4%	58.7	7.4%	(0.5)	1.0%
Selling, general and administrative—same store(1)	558.4	81.0%	614.3	76.8%	(55.9)	4.2%
Acquisitions	23.1		—			
Selling, general and administrative—actual	$581.5	84.4%	$614.3	76.8%	$(32.8)	7.6%
Gross Profit—same store	$689.2		$799.5			
Gross Profit—actual	$720.6		$799.5			

(1) Same store amounts consist of information from dealerships for the identical months of each period presented in the comparison, commencing with the first full month in which the dealership was owned by us.

Same store SG&A expense as a percentage of gross profit was 81.0% for 2008, as compared to 76.8% for 2007. The 420 basis point increase was primarily a result of the de-leveraging impact on our cost structure from the decline in vehicle sales volumes, including a 270 basis point increase in personnel costs and an 80 basis point increase in outside services due primarily to Arkona dealer management system installation costs, as well as increased training costs. These items were partially offset by (i) a 40 basis point decrease in share-based compensation expense as a result of an increase in our forfeiture estimates and reductions in performance estimates of employee equity awards and (ii) a 70 basis point decrease in sales compensation expense due to our focus on compensation plans.

Depreciation and Amortization—

The $2.7 million (14%) increase in depreciation and amortization expense was a result of property and equipment acquired during 2008 and 2007, including the purchase of $207.9 million of previously leased property in the second quarter of 2008.

Impairment Expenses—

During the fourth quarter of 2008, we experienced a sustained decline in market capitalization and a significant decline in total revenue due to overall retail industry conditions driven by declining consumer confidence, more stringent lending standards, rising gas prices, changes in consumer demand and falling home prices. Our stock price decreased 60% from $11.52 per share as of September 30, 2008, to $4.57 per share as of December 31, 2008, which significantly reduced our total market capitalization. In addition, our total revenues decreased approximately 30% during the fourth quarter of 2008 as compared to the fourth quarter of 2007. During 2008, we recognized impairment expenses from continuing operations totaling $528.7 million, which includes (i) a $491.7 million impairment of all of our goodwill, (ii) a $30.9 million impairment of franchise rights and other intangible assets and (iii) a $6.1 million impairment of certain property and equipment (for further discussion of our asset impairment expenses, please refer to Note 9 of our consolidated financial statements).

Other Operating Expense—

Other operating expense includes gains and losses from the sale of property and equipment, income derived from sub-lease arrangements and other non-core operating items. Other non-core operating items include $1.7 million and $3.0 million of executive separation benefits expenses during 2008 and 2007, respectively, related to the separation from the Company of our former chief financial officer and chief executive officer.

Floor Plan Interest Expense—

The $8.9 million (24%) decrease in floor plan interest expense was attributable to a lower average balance of new vehicle inventory and the lower short-term interest rate environment.

Other Interest Expense—

The $1.2 million (3%) increase in other interest expense was primarily attributable to interest expense on $151.1 million of mortgage borrowings in the second quarter of 2008 in connection with the purchase of certain previously leased real estate, partially offset by the repurchase of $59.8 million of senior subordinated notes in the fourth quarter of 2008 and our debt restructuring in the first quarter of 2007.

During 2008 and 2007, we recognized $3.0 million and $2.4 million of convertible debt amortization associated with our 3% Notes. Since a portion of our 3% Notes will be settled in cash upon conversion, we separately account for the liability and equity components in a manner that reflects our nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The excess of the principal amount of the liability component over its initial fair value is amortized to interest cost using the effective interest method.

Gain (Loss) on Extinguishment of Long-Term Debt—

During 2008, we recognized a $26.2 million net gain on the extinguishment of long-term debt. Included in the $26.2 million net gain was a $35.8 million gain on the repurchase of $59.8 million of our senior subordinated notes for $24.0 million, partially offset by (i) a $6.5 million pro-rata write-off of the unamortized discount associated with the repurchased 3% Notes and (ii) a $1.4 million pro-rata write-off of debt issuance costs. In addition, we recognized a $1.7 million loss as a result of our decision to terminate our credit facility with JPMorgan Chase Bank N.A. in September 2008, which represents the unamortized debt issuance costs associated with such facility.

During 2007, we recognized an $18.5 million loss on the extinguishment of long-term debt in connection with our long-term debt refinancing. The $18.5 million loss includes (i) a $12.9 million premium on the repurchase of the 9% Notes and 8% Notes, (ii) $5.5 million of costs associated with a pro-rata write-off of unamortized debt issuance costs related to our 9% Notes and 8% Notes, and (iii) $0.1 million of costs associated with a pro-rata write-off of the unamortized value of our terminated fair value swap associated with the repurchased 8% Notes.

Interest Income—

The $2.8 million (65%) decrease in interest income is primarily a result of a lower average cash balance and lower interest rates during 2008 as compared to 2007.

Income Tax (Benefit) Expense—

The $159.5 million decrease in income tax expense was primarily a result of $528.7 million of impairment expenses from continuing operations in 2008. Our effective tax rate decreased from 35.7% for the 2007 period to 29.3% for the 2008 period. The 640 basis point decrease is primarily a result of excess book goodwill over tax goodwill for which we will not receive a tax benefit, the impact of losses on our corporate owned life insurance policies for which we will not receive a tax benefit, partially offset by the reversal of deferred tax asset valuation allowances that we now expect to realize. In 2007, our effective tax rate was impacted by (i) a reversal of a deferred tax asset valuation allowance related to a tax benefit we now expect to realize and (ii) tax credits recognized for employing individuals in the areas affected by Hurricane Katrina.

Discontinued Operations—

During 2008, we sold or closed thirteen franchises (seven dealership locations), twelve of which were classified as discontinued operations, and as of December 31, 2008, we were actively pursuing the sale of three franchises. The $20.3 million, net of tax, net loss from discontinued operations for 2008 is a result of (i) $14.4 million, net of tax, of impairment expenses related to discontinued operations, (ii) $5.6 million, net of tax, of net operating losses of franchises sold or pending disposition as of December 31, 2009, including rent expense of idle facilities and legal expenses of franchises sold prior December 31, 2009, and (iii) a $0.3 million, net of tax, loss on the sale of five franchises (four dealership locations).

The $3.6 million, net of tax, of income from discontinued operations during 2007, includes a $1.2 million, net of tax, loss on the sale of two franchises (two dealership locations), partially offset by $4.8 million of net operating income of franchises sold or pending disposition as of December 31, 2009, including rent expense of idle facilities and miscellaneous legal expenses of franchises sold prior to December 31, 2009.

LIQUIDITY AND CAPITAL RESOURCES

Currently, we have total available liquidity of $243.2 million, including cash and cash equivalents of $84.7 million and borrowing availability of $158.5 million under our various credit facilities. The borrowing capacity under our credit facilities of $200.0 million is limited by a borrowing base calculation and, from time to time, may be further limited by certain financial covenants. Our financial covenants currently do not further limit our availability under our credit facilities. For a detailed discussion of our financial covenants, see "Covenants" below.

We continuously evaluate our liquidity position based upon (i) our cash and cash equivalents on hand, (ii) the funds that we expect to generate through future operations, (iii) current borrowing availability under our revolving credit facilities, floor plan facilities and mortgage financing and (iv) proceeds from asset sales. We believe we will have sufficient liquidity to meet our debt service and working capital requirements, commitments and contingencies, debt repayments and repurchases, acquisitions, capital expenditures and any seasonal operating requirements for at least the next twelve months.

We have the following material credit facilities, mortgage notes, senior subordinated notes and inventory financing facilities as of December 31, 2009. For a more detailed description of the material terms of our various debt agreements, refer to the "Floor Plan Notes Payable" and "Long-Term Debt" footnotes.

- **Revolving credit facility** - $150.0 million revolving credit facility with Bank of America, as administrative agent, and a syndicate of commercial banks and commercial financing entities (the "BofA Revolving Credit Facility") for working capital, general corporate purposes and acquisitions.
- **Used vehicle facility** - $50.0 million used vehicle floor plan facility with JPMorgan Chase Bank, N.A. and Bank of America (the "JPMorgan Used Vehicle Floor Plan Facility") for working capital, capital expenditures and general corporate purposes.
- **Mortgage notes** - $169.9 million of mortgage notes with Wachovia Bank, National Association, a national banking association, and Wachovia Financial Services, Inc., a North Carolina corporation (collectively referred to as, "Wachovia") and certain other mortgagors. These mortgage notes payable are secured by the related underlying property.
- **3% Senior Subordinated Convertible Notes due 2012 ("3% Notes")** - $54.7 million in aggregate principal amount of our 3% Notes outstanding, offset by $4.9 million of an unamortized discount. We pay interest on the 3% Notes on March 15 and September 15 of each year until their maturity on September 15, 2012.
- **8% Senior Subordinated Notes due 2014 ("8% Notes")** - $179.4 million in aggregate principal amount of our 8% Notes outstanding offset by $4.5 million of hedging activity. We pay interest on the 8% Notes on March 15 and September 15 of each year until their maturity on March 15, 2014.
- **7.625% Senior Subordinated Notes due 2017 ("7.625% Notes")** - $143.2 million in aggregate principal amount of our 7.625% Notes outstanding. We pay interest on the 7.625% Notes on March 15 and September 15 of each year until their maturity on March 15, 2017.

- **Inventory financing ("Floor plan") facilities** - $357.7 million outstanding with lenders affiliated with the manufacturers from which we purchase new vehicles and $77.0 million outstanding with lenders not affiliated with the manufacturers from which we purchase new vehicles. The availability under our floor plan facilities is not limited, with the exception of an $18.0 million limitation in aggregate borrowings for the purchase of Chrysler, Dodge and Jeep new vehicle inventory and a $30.0 million limitation in aggregate borrowings for the purchase of Hyundai, Kia, Audi, Porsche, Volkswagen, Land Rover and Jaguar new vehicle inventory.

Under the terms of our credit facilities and certain mortgage notes payable, our ability to incur new indebtedness is currently limited to (i) permitted floorplan indebtedness, (ii) real estate loans in an aggregate amount not to exceed $12.0 million, (iii) certain refinancings, refunds, renewals or extensions of existing indebtedness and (iv) other customary permitted indebtedness.

Subordinated Note Repurchases

As of December 31, 2009, we had $377.3 million in aggregate principal amount of subordinated notes outstanding. During the fourth quarter of 2009, we repurchased $7.3 million of our 3% Notes for a total cost of $6.4 million. We recorded a $0.1 million gain associated with the repurchase of these subordinated notes, net of the pro-rata write-off of $0.1 million of related unamortized debt issuance costs and $0.7 million of related unamortized discount associated with the 3% Notes, which is included in Gain (Loss) on Extinguishment of Long-Term Debt in the accompanying Consolidated Statements of Income (Loss).

We may from time to time repurchase subordinated notes in open market purchases or privately negotiated transactions. The decision to repurchase subordinated notes will be dependent upon prevailing market conditions, our liquidity position, and other factors. On February 17, 2010, our Board of Directors authorized us to use up to an additional $30.0 million of cash to repurchase debt securities and/or make unscheduled principal payments on our existing mortgages. Currently, our BofA Revolving Credit Facility and our JPMorgan Used Vehicle Floor Plan Facility limit our ability to purchase our debt securities to $30.0 million per calendar year, plus 50% of the net proceeds from any asset sales during any given calendar year.

Covenants

We are subject to a number of financial covenants in our various debt and lease agreements, including those described below. Effective December 31, 2009, we obtained waivers for two of our stores associated with the violation of a store-level covenant under our master loan agreement with Wachovia (the "Wachovia Master Loan Agreement"). The violation of these store-level covenants did not have a material impact on our financial condition or operating performance. Other than these two store-level occurrences, we were in compliance with all of our financial covenants throughout 2009. Failure to satisfy any of our debt covenants would constitute a default under the relevant debt agreements, which would entitle the lenders under such agreements to terminate our ability to borrow under the relevant agreements and accelerate our obligations to repay outstanding borrowings, if any, unless compliance with the covenants is waived. In many cases, defaults under one of our agreements could trigger cross default provisions in our other agreements. If we are unable to remain in compliance with our financial or other covenants, we would be required to seek waivers or modifications of our covenants from our lenders, or we would need to raise debt and/or equity financing or sell assets to generate proceeds sufficient to repay such debt. We cannot give any assurance that we would be able to successfully take any of these actions on terms, or at times, that may be necessary or desirable. For a more detailed description of the covenants contained in our various debt and lease agreements, refer to the "Long-Term Debt" footnote to our consolidated financial statements.

Our BofA Revolving Credit Facility, JPMorgan Used Vehicle Floor Plan Facility and certain of our mortgages and/or guarantees related to such mortgages include financial covenants with requirements as set forth in the table below (capitalized terms represent terms defined in the applicable agreements). In July 2009, we amended the BofA Revolving Credit Facility, which among other things, eliminated the total leverage ratio and reduced the fixed charge coverage ratio from 1.20 to 1.00 to 1.10 to 1.00 for each four fiscal quarter period ending on or before September 30, 2010. At our option and with 30 days' written notice, the indebtedness limitation, as described above and total leverage ratio may be reinstated at any time after April 30, 2010, to the terms as set forth in the BofA Revolving Credit Facility prior to the July 2009 amendment.

	Requirement	December 31, 2009	Pass /Fail
Current Ratio	> 1.20 to 1	1.57	Pass
Fixed Charge Coverage Ratio	> 1.10 to 1	1.53	Pass
Consolidated Total Senior Leverage Ratio	< 3.00 to 1	1.61	Pass

Our guarantees under the Wachovia Master Loan Agreement include certain financial covenants with requirements as set forth in the table below (capitalized terms represent terms defined in the agreements). In May 2009, we amended the Wachovia Master Loan Agreement, which among other things, eliminated the requirement that we comply with the total leverage ratio and imposed significant additional limitations on our ability to incur new indebtedness. At our option and with 30 days' written notice, the indebtedness limitation, as described above and total leverage ratio may be reinstated to the terms as set forth in the Wachovia Master Loan Agreement prior to the May 2009 amendment.

	Requirement	December 31, 2009	Pass /Fail
Current Ratio	> 1.20 to 1	1.57	Pass
Fixed Charge Coverage Ratio	> 1.20 to 1	1.64	Pass
Adjusted Net Worth	> $350.0 million	$625.0 million	Pass

Certain of our lease agreements include financial covenants with the requirements in the table below (capitalized terms represent terms defined in the applicable agreements) and incorporate by reference the financial covenants set forth in the BofA Revolving Credit Facility. A breach of any of these covenants could immediately give rise to certain landlord remedies under our various lease agreements, the most severe of which include the following: (a) termination of the applicable lease and/or other leases with the same or an affiliated landlord under a cross-default provision, (b) eviction from the premises; and (c) the landlord would have a claim for any or all of the following: (i) damages suffered by landlord by reason of the default, equal to rent and other amounts payable by tenant under the lease prior to the default plus other fees and costs incurred by landlord; and (ii) additional damages, either payable monthly in an amount equal to the rent due under the lease less the amount of rent, if any, received by landlord from a substitute tenant, or payable in a lump sum equal to the present value of the sum of the amount by which all remaining sums due under the lease exceeds the fair market rental value of the premises for the same period, plus landlord's expense and value of all vacancy periods projected by landlord to be incurred in connection with reletting the premises.

	Requirement	December 31, 2009	Pass /Fail
Current Ratio	> 1.20 to 1	1.63	Pass
EBITDAR Ratio	> 1.50 to 1	2.00	Pass

Share Repurchase and Dividends

We repurchased 26,711 shares of our common stock for $0.1 million from employees in connection with a net share settlement feature of employee share-based awards during 2009.

Contractual Obligations

As of December 31, 2009, we had the following contractual obligations (in millions):

	Payments due by period						
	2010	2011	2012	2013	2014	Thereafter	Total
Floor plan notes payable(a)	$441.6	$ —	$ —	$ —	$ —	$ —	$ 441.6
Operating leases	40.9	40.2	38.9	35.9	30.6	152.0	338.5
Long-term debt (b)	9.0	30.5	62.5	109.1	180.3	155.8	547.2
Interest on long-term debt(c)	33.2	32.3	30.7	27.7	14.6	24.6	163.1
Deferred compensation obligations	—	—	—	—	—	7.6	7.6
Employee compensation obligations	0.3	—	—	—	—	—	0.3
Total	$525.0	$103.0	$132.1	$172.7	$225.5	$340.0	$1,498.3

(a) Includes $6.9 million classified as liabilities associated with assets held for sale

(b) Does not include $4.5 million of fair value hedge which reduces the book value of our 8% Notes and $4.9 million unamortized discount that reduces the book value of our 3% Notes.

(c) Includes variable interest calculated using an estimated LIBOR rate of 0.23%

As of December 31, 2009, we had a $1.8 million liability for unrecognized tax benefits. We have not included this amount in the table above as we are not able to determine with any certainty which year such liability would be paid.

Cash Flow

Classification of Cash Flows Associated with Floor Plan Notes Payable

Borrowings and repayments of floor plan notes payable to a lender unaffiliated with the entity from which we purchase a particular new vehicle, and all floor plan notes payable relating to pre-owned vehicles (collectively referred to as "floor plan notes payable—non-trade"), are classified as financing activities on the accompanying Consolidated Statements of Cash Flows, with borrowings reflected separately from repayments. The net change in floor plan notes payable to a lender affiliated with the entity from which we purchase new vehicles (collectively referred to as "floor plan notes payable – trade") is classified as an operating activity on the accompanying Consolidated Statements of Cash Flows. Borrowings of floor plan notes payable associated with inventory acquired in connection with all acquisitions are classified as a financing activity. Cash flows related to floor plan notes payable included in operating activities differ from cash flows related to floor plan notes payable included in financing activities only to the extent that the former are cash flows related to amounts payable to a lender affiliated with the entity from which we purchased the related inventory, while the latter are cash flows related to amounts payable to a lender not affiliated with the entity from which we purchased the related inventory.

Floor plan borrowings are required by all vehicle manufacturers for the purchase of new vehicles, and all floor plan lenders require amounts borrowed for the purchase of a vehicle to be repaid within a specified time period after the related vehicle is sold. As a result, we believe that it is important to understand the relationship between the cash flows of all of our floor plan notes payable and new vehicle inventory in order to understand our working capital and operating cash flow and to be able to compare our operating cash flow to that of our competitors (*i.e.* , if our competitors have a different mix of trade and non-trade floor plan as compared to us). In addition, we include all floor plan borrowings and repayments in our internal operating cash flow forecasts. As a result, we use the non-GAAP measure "cash provided by operating activities, as adjusted" to compare our results to forecasts. We believe that by splitting the cash flows of floor plan notes payable between operating activities and financing activities while all new vehicle inventory activity is included in operating activities results in significantly different operating cash flow than when all the cash flows of floor plan notes payable are classified together in operating activities.

Cash provided by operating activities, as adjusted, has material limitations. Cash provided by operating activities, as adjusted, includes borrowings and repayments of floor plan notes payable to lenders not affiliated with the entity from which we purchase the related vehicle. In addition, cash provided by operating activities, as adjusted, may not be comparable to similarly titled measures of other companies and should not be considered in isolation, or as a substitute for analysis of our operating results in accordance with GAAP. In order to compensate for these limitations we also review the related GAAP measures.

We have provided a reconciliation of cash flow from operating activities, as if all changes in floor plan notes payable, except for (i) borrowings associated with acquisitions and repayments associated with divestitures and (ii) borrowings and repayments associated with the purchase of used vehicle inventory, were classified as an operating activity.

	For the Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Reconciliation of Cash provided by Operating Activities to Cash provided by Operating Activities, as adjusted			
Cash provided by operating activities, as reported	$110.9	$ 529.2	$ 69.3
New vehicle floor plan (repayments)—non-trade, net	(55.8)	(354.7)	77.5
Floor plan notes payable—trade divestitures	10.2	5.9	—
Cash provided by operating activities, as adjusted	$ 65.3	$ 180.4	$146.8

Operating Activities—

Net cash provided by operating activities totaled $110.9 million, $529.2 million and $69.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. Net cash provided by operating activities, as adjusted, totaled $65.3 million, $180.4 million and $146.8 million for the years ended December 31, 2009, 2008 and 2007, respectively. Cash provided by operating activities, as adjusted, includes net (loss) income adjusted for non-cash items and changes in working capital, including changes in floor plan notes payable and inventory.

The $115.1 million decrease in our cash provided by operating activities, as adjusted, for the year ended December 31, 2009, compared to the year ended December 31, 2008, was primarily the result of the following:

- $98.2 million primarily related to the significant decrease in accounts receivable and contracts-in-transit during 2008. The decrease during 2008 reflected a significant decline in our new vehicle business due to turmoil in the financial markets and more stringent lending standards from lenders; and
- $61.0 million primarily related to the significant decrease in new vehicle inventory, net of the related floor plan notes payable, during 2008 as a result of the significant decline in our new vehicle business during 2008.

The decrease in our cash provided by operating activities, as adjusted, was partially offset by the following:

- $30.6 million related to the decrease in accounts payable and accrued expenses as a result of decreased business activities due to the challenging economic environment; and
- $13.3 million increase in net income adjusted for non-cash items.

Investing Activities—

Net cash provided by investing activities totaled $16.1 million for the year ended December 31, 2009. Net cash used by investing activities totaled $292.4 million and $154.9 million for the years ended December 31, 2008 and 2007, respectively. Cash flows from investing activities relate primarily to capital expenditures, acquisition and divestiture activity and sale of property and equipment.

Capital expenditures were $8.3 million, $69.3 million and $57.2 million for the years ended December 31, 2009, 2008 and 2007, respectively. Our capital investments currently consist primarily of upgrades to our existing facilities and equipment purchases. We received $1.8 million and $11.4 million in construction reimbursements from lessors in connection with sale-leaseback agreements during 2008 and 2007, respectively. We expect that capital expenditures during 2010 will total approximately $25.0 million.

Investments in acquisitions totaled $41.9 million for one franchise and $117.1 million for nine franchises during the years ended December 31, 2008 and 2007, respectively. We did not complete any acquisitions during 2009. In addition, we invested $207.9 million for the purchase of previously leased real estate during 2008.

Proceeds from the sale of assets totaled $25.1 million, $25.4 million and $11.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. Included in the proceeds from the sale of assets for the years ended December 31, 2009, 2008 and 2007, were $14.9 million, $10.4 million and $5.7 million, respectively, associated with the sale of inventory in connection with the sale of four franchises (three dealership locations), thirteen franchises (seven dealership locations), and twelve franchises (seven dealership locations), respectively. We continuously monitor the profitability and market value of our dealerships and, under certain conditions, may strategically divest certain dealerships.

Financing Activities—

Net cash used in financing activities totaled $133.9 million and $198.6 million during 2009 and 2008, respectively. Net cash provided by financing activities totaled $9.8 million during 2007.

Proceeds from borrowings totaled $0.9 million, $302.8 million and $283.3 million, for the years ended December 31, 2009, 2008 and 2007, respectively. Repayments of borrowings totaled $76.3 million, $126.1 million and $277.8 million, respectively. The proceeds from borrowings during 2009 and 2008 were primarily related to mortgage borrowings for the costs associated with completing the construction of a dealership facility and the purchases of previously leased real estate, respectively. The repayments during 2009 and 2008 were primarily related to credit facility borrowings for general corporate purposes as well as the repayment of a portion of our 3% Notes. The proceeds from borrowing and repayments of borrowings during 2007 were primarily related to the refinancing of our long-term debt.

During 2009 and 2008, we paid $2.2 million and $2.9 million, respectively, of debt issuance costs associated with the BofA Revolving Credit Facility and JPMorgan Chase Used Vehicle Floor Plan Facility. During 2007, we paid debt issuance costs of $7.9 million in connection with the issuance of our 3% Notes and 7.625% Notes.

During 2007, in connection with the issuance of our 3% Notes, we paid $19.3 million for a convertible bond hedge and sold warrants to purchase shares of our common stock at an initial price of $45.09 per share for proceeds of $8.9 million.

We borrowed $7.6 million and $27.9 million, from our Floor Plan Facilities for the purchase of inventory in connection with one and seven dealership acquisitions during 2008 and 2007, respectively. We repaid $2.9 million, $2.8 million and $5.4 million of non-trade floor plan notes payable associated with sale of three, six and two dealerships during 2009, 2008 and 2007, respectively.

In 2009, we paid no dividends. During 2008, we paid dividends totaling $21.5 million, and during 2007 we paid $27.7 million of dividends and repurchased 2.3 million shares of our common stock for a total of $57.1 million.

During 2009, 2008 and 2007, we received proceeds from the exercise of stock options totaling $1.4 million, $0.2 million and $3.3 million, respectively, and repurchased $0.1 million, $1.2 million and $0.8 million of common stock from employees in connection with the net share settlement of employee share-based awards, respectively.

Pending Acquisitions and Divestitures

As of December 31, 2009, two franchises (two dealership locations) were pending disposition. Assets associated with pending dispositions totaled $12.8 million as of December 31, 2009. Liabilities associated with pending dispositions totaled $6.9 million as of December 31, 2009.

Assets and liabilities held for sale also includes real estate not currently used in our operations that we currently intend to sell totaling $17.5 million as of December 31, 2009.

Stock Repurchase and Dividend Restrictions

Pursuant to the indentures governing our 8% Notes, our 7.625% Notes, and the agreements governing our BofA Revolving Credit Facility and our JPMorgan Used Vehicle Floor Plan Facility, our ability to repurchase shares of our common stock and pay cash dividends is limited. Such limits are calculated by adding 50% of cumulative net income or subtracting 100% of cumulative net losses (the "Cumulative Net Income Basket"); however, under our most restrictive covenant we may spend $15.0 million in addition to amounts provided by the Cumulative Net Income Basket to repurchase common stock or pay dividends. As of December 31, 2009, our ability to repurchase common stock or pay dividends was limited to $2.3 million under our most restrictive covenant. In addition, notwithstanding the limitations mentioned above, we may spend up to $2.0 million per year to repurchase common stock.

Off Balance Sheet Arrangements

We had no off balance sheet arrangements during the years presented other than those disclosed in Notes 20 and 21 of our accompanying consolidated financial statements.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual amounts could differ from those estimates. On an ongoing basis, management evaluates its estimates and assumptions and the effects of any such revisions are reflected in the financial statements in the period in which they are determined to be necessary. The accounting estimates described below are those that require management judgments, and therefore are critical to understanding our results of operations. Senior management has discussed the development and selection of these accounting estimates and the related disclosures with the audit committee of our board of directors.

Impairment of Long-Lived Assets

We identified potential impairment indicators related to certain of our real estate, after giving consideration to the likelihood that certain facilities would not be sold or used by a prospective buyer as an automobile dealership operation given current market conditions. We reviewed the carrying value of such assets compared to estimates of fair market values determined by third-party appraisal and brokers' opinions of value. Accordingly, we recorded a $5.5 million non-cash impairment of certain property and equipment during 2009.

F&I Chargeback Reserve—

We receive commissions from the sale of vehicle service contracts, credit life insurance and disability insurance to customers. In addition, we receive commissions from financing institutions for arranging customer financing. We may be charged back ("chargebacks") for finance, insurance or vehicle service contract commissions in the event a customer prepays or defaults on a retail sales contract or cancels an insurance or warranty contract. The revenues from financing fees and commissions are recorded at the time the vehicles are sold and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. This data is evaluated on a product-by-product basis. Our loss histories vary depending on the product but generally range between 6% and 25%. Our F&I chargebacks from continuing operations for the twelve months ended December 31, 2009, 2008 and 2007 were $12.4 million, $17.7 million, and $20.8 million, respectively. Our chargeback reserves were $13.2 million and $15.2 million as of December 31, 2009 and December 31, 2008, respectively. Total chargebacks as a percentage of F&I revenue for the twelve months ended December 31, 2009 and 2008, were 14%. A 1% change in our estimate for all our products would have changed our finance and insurance, net by approximately $1.0 million.

Used Vehicle Inventory Lower of Cost or Market Reserves—

Our used vehicle inventory is stated at the lower of cost or market. We use the specific identification method to value our vehicle inventories. We maintain a reserve for specific inventory units where cost basis exceeds fair value. In assessing lower of cost or market for used vehicles, we consider (i) the aging of used vehicles, (ii) loss histories of used vehicles and (iii) current market conditions.

Our used light vehicle loss histories have indicated that our losses range between 2% and 6% of our used light vehicle inventory. Our used light vehicle losses for the twelve months ended December 31, 2009, 2008 and 2007 were $9.6 million, $16.0 million and $14.7 million, respectively. As of December 31, 2009, our used light vehicle loss reserve was $2.3 million, or 3.6% of used light vehicle inventory. As of December 31, 2008, our used light vehicle loss reserve was $3.1 million, or 5.7% of used light vehicle inventory. As of December 31, 2009, each 1% change in our estimate would change our used light vehicle reserve approximately $0.6 million.

Insurance Reserves—

We are self insured for certain employee medical claims and maintain stop loss insurance for individual claims. We have large deductible insurance programs in place for workers compensation, property and general liability claims. We maintain and review at least monthly our claim and loss history to assist in assessing our future liability for these claims. We also use professional service providers, such as account administrators and actuaries, to help us accumulate and assess this information. As of December 31, 2009 and December 31, 2008, we had $12.7 million and $10.6 million, respectively, of insurance reserves for both known and unknown employee medical, workers compensation, property and general liability claims. Insurance losses for the twelve months ended December 31, 2009, 2008 and 2007, totaled $23.1 million, $23.3 million and $22.7 million, respectively.

Notes Receivable Reserves—

As of December 31, 2009 and 2008, we had outstanding notes receivable from consumer loans of $8.0 million and $16.0 million, respectively. Beginning in 2009, we discontinued issuing new consumer loans and began managing the wind-down of the existing portfolio. These notes had initial terms ranging from 12 to 48 months, with the majority being 48 months and are collateralized by the related vehicles. The assessment of our allowance for credit losses considers historical loss ratios and the performance of the current portfolio with respect to past due accounts. We continually analyze our current portfolio against our historical performance. Our loss histories indicate our future credit losses will be approximately 35% of notes receivable. Our credit losses for the years ended December 31, 2009 and 2008 were $2.8 million and $1.4 million, respectively. Our allowance for credit losses was $2.8 million and $2.9 million as of December 31, 2009 and 2008, respectively. A 1% change in our estimate of notes receivable losses during 2009 would change our Finance and Insurance, net by approximately $0.1 million.

RECONCILIATION OF NON-GAAP FINANCIAL INFORMATION

The following operating performance measure cash provided by operating activities, as adjusted is not a measure of operating performance under U.S. generally accepted accounting principles ("GAAP") and should not be considered as an alternative or substitute for GAAP profitability measures such as cash provided by operating activities. This non-GAAP operating performance measure has material limitations and as a result should be evaluated in conjunction with the directly comparable GAAP measure. For example, this non-GAAP measure is not defined by GAAP and our definition of the measure may differ from and therefore may not be comparable to similarly titled measures used by other companies, thereby limiting its usefulness as a comparative measure. Other limitations are discussed below. In order to compensate for these limitations, we also review the related GAAP measures. Investors should not consider the non-GAAP measures in isolation, or as a substitute for analysis of our operating results as reported under GAAP.

Cash provided by operating activities, as adjusted

Borrowings and repayments of floor plan notes payable to a lender unaffiliated with the entity from which we purchase a particular new vehicle, and all floor plan notes payable relating to pre-owned vehicles (collectively referred to as "floor plan notes payable—non-trade"), are classified as financing activities on the accompanying Consolidated Statements of Cash Flows, with borrowings reflected separately from repayments. The net change in floor plan notes payable to a lender affiliated with the entity from which we purchase new vehicles (collectively referred to as "floor plan notes payable—trade") is classified as an operating activity on the accompanying Consolidated Statements of Cash Flows. Borrowings of floor plan notes payable associated with inventory acquired in connection with all acquisitions are classified as a financing activity. Cash flows related to floor plan notes payable included in operating activities differ from cash flows related to floor plan notes payable included in financing activities only to the extent that the former are cash flows related to amounts payable to a lender affiliated with the entity from which we purchased the related inventory, while the latter are cash flows related to amounts payable to a lender not affiliated with the entity from which we purchased the related inventory.

Floor plan borrowings are required by all vehicle manufacturers for the purchase of new vehicles, and all floor plan lenders require amounts borrowed for the purchase of a vehicle to be repaid within a specified period after the related vehicle is sold. As a result, we believe that it is important to understand the relationship between the cash flows of all of our floor plan notes payable and new vehicle inventory in order to understand our working capital and operating cash flow and to be able to compare our operating cash flow to that of our competitors (i.e., if our competitors have a different mix of trade and non-trade floor plan as compared to us). In addition, we include all floor plan borrowings and repayments in our internal operating cash flow forecasts. As a result, we use the non-GAAP measure "cash provided by operating activities, as adjusted" to compare our results to forecasts. We believe that by splitting the cash flows of floor plan notes payable between operating activities and financing activities while all new vehicle inventory activity is included in operating activities results in significantly different operating cash flow than when all the cash flows of floor plan notes payable are classified together in operating activities.

Cash provided by operating activities, as adjusted, has material limitations. Cash provided by operating activities, as adjusted, includes borrowings and repayments of floor plan notes payable to lenders not affiliated with the entity from which we purchase the related vehicle. In addition, cash provided by operating activities, as adjusted, may not be comparable to similarly titled measures of other companies and should not be considered in isolation, or as a substitute for analysis of our operating results in accordance with GAAP. In order to compensate for these limitations we also review the related GAAP measures.

We have provided a reconciliation of cash flow from operating activities, as if all changes in floor plan notes payable, except for (i) borrowings associated with acquisitions and repayments associated with divestitures and (ii) borrowings and repayments associated with the purchase of used vehicle inventory, were classified as an operating activity.

	For the Year Ended December 31,		
	2009	2008	2007
		(In millions)	
Reconciliation of Cash provided by Operating Activities to Cash provided by Operating Activities, as adjusted			
Cash provided by operating activities, as reported	$110.9	$ 529.2	$ 69.3
New vehicle floor plan (repayments)—non-trade, net	(55.8)	(354.7)	77.5
Floor plan notes payable—trade divestitures	10.2	5.9	—
Cash provided by operating activities, as adjusted	$ 65.3	$ 180.4	$146.8

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to market risk from changes in interest rates on a significant portion of our outstanding indebtedness. Based on $472.9 million of total variable rate debt (including floor plan notes payable) outstanding as of December 31, 2009, a 1% change in interest rates would result in a change of approximately $4.7 million to our annual other interest expense.

We received $11.7 million of interest credit assistance from certain automobile manufacturers during the twelve months ended December 31, 2009. Interest credit assistance reduced cost of sales (including amounts classified as discontinuing operations) for the twelve months ended December 31, 2009, by $16.1 million and reduced new vehicle inventory by $3.7 million and $8.1 million as of December 31, 2009 and December 31, 2008, respectively. Although we can provide no assurance as to the amount of future floor plan credits, it is our expectation, based on historical data that an increase in prevailing interest rates would result in increased interest credit assistance from certain automobile manufacturers.

Hedging Risk—

We have an interest rate swap with a current notional principal amount of $125.0 million. The swap was designed to provide a hedge against changes in interest rates of our variable rate floor plan notes payable through maturity in June 2013. This swap is collateralized by Company assets that do not otherwise have a first priority lien. This interest rate swap qualifies for cash flow hedge accounting treatment and will contain minor ineffectiveness.

We have a separate interest rate swap with a current notional principal amount of $12.2 million. The swap was designed to provide a hedge against changes in interest rates of our variable rate mortgage notes payable through maturity in June 2011. The notional value of this swap is reduced over its term. This interest rate swap qualifies for cash flow hedge accounting treatment and will contain minor ineffectiveness.

Information about the effect of derivative instruments on the accompanying Consolidated Statement of Income for the year ended December 31, 2009 (in millions):

Derivative in Cash Flow Hedging relationships	Effective Results Recognized in AOCI (Effective Portion)	Location of Results Reclassified from AOCI to Earnings	Amount Reclassified from AOCI to Earnings–Active Swaps	Amount Reclassified from AOCI to Earnings–Terminated Swaps	Ineffective Results Recognized in Earnings	Location of Ineffective Results
Interest rate swaps	$(5.3)	Floor plan interest expense	$(4.6)	$—	$—	NA
Interest rate swaps	$(0.3)	Other interest expense	$(0.5)	$—	$—	NA
Interest rate swaps	NA	Floor plan interest expense	NA	$(0.4)	$—	NA

Information about the effect of derivative instruments on the Consolidated Statement of Loss for the year ended December 31, 2008 (in millions):

Derivative in Cash Flow Hedging relationships	Effective Results Recognized in AOCI (Effective Portion)	Location of Results Reclassified from AOCI to Earnings	Amount Reclassified from AOCI to Earnings–Active Swaps	Amount Reclassified from AOCI to Earnings–Terminated Swaps	Ineffective Results Recognized in Earnings	Location of Ineffective Results
Interest rate swaps	$(9.0)	Floor plan interest expense	$(3.6)	$(0.7)	$—	Floor plan interest expense
Interest rate swaps	$(0.5)	Other interest expense	$(0.2)	$—	$—	Other interest expense

On the basis of yield curve conditions as of December 31, 2009, we anticipate that the amount expected to be reclassified out of Accumulated Other Comprehensive Income ("AOCI") into earnings in the next 12 calendar months will be a loss of $4.7 million. However, this anticipated $4.7 million loss relates to hedging activity that fixes the interest rates on only 23% of our variable rate debt, including floor plan notes payable and, therefore, if the current low interest rate environment continues we believe we would experience a benefit from such interest rates on 77% of our variable rate debt.

Fair Values of Derivative Instruments on the accompanying Consolidated Balance Sheet as of December 31, 2009 (in millions):

	Asset Derivatives		Liability Derivatives	
Derivatives Designed as Hedging Instruments	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Interest Rate Swaps	Other Long-Term Assets	N/A	Other Long-Term Liabilities	$8.1
Interest Rate Swaps	Other Current Assets	N/A	Accrued Liabilities	$0.3

Fair Values of Derivative Instruments on the Consolidated Balance Sheet as of December 31, 2008 (in millions):

	Asset Derivatives		Liability Derivatives	
Derivatives Designed as Hedging Instruments	**Balance Sheet Location**	**Fair Value**	**Balance Sheet Location**	**Fair Value**
Interest Rate Swaps	Other Long-Term Assets	N/A	Other Long-Term Liabilities	$7.4

Fair value estimates reflect making a credit adjustment to the discount rate applied to all expected cash flows under the swap. Other than that assumption, all other inputs reflect level 2 inputs.

Market Risk Disclosures as of December 31, 2009:

Instruments entered into for trading purposes—None

Instruments entered into for hedging purposes (in millions)—

Type of Derivative	Notional Size	Fixed Rate	Underlying Rate	Expiration	Fair Value
Interest Rate Swap	$125.0	4.0425%	1 month LIBOR	2013	$(7.8)
Interest Rate Swap*	$ 12.2	6.0800%	1 month LIBOR plus 175 basis points	2011	$(0.6)

Market Risk Disclosures as of December 31, 2008:

Instruments entered into for trading purposes—None

Instruments entered into for hedging purposes (in millions)—

Type of Derivative	Notional Size	Fixed Rate	Underlying Rate	Expiration	Fair Value
Interest Rate Swap	$125.0	4.0425%	1 month LIBOR	2013	$(6.8)
Interest Rate Swap*	$ 12.9	4.3300%	1 month LIBOR	2011	$(0.6)

* This swap is amortizing. Immediately prior to maturity, its notional value will be $11.3 million.

In connection with the sale of our 3% Notes, we entered into convertible note hedge transactions with respect to our common stock with Goldman, Sachs & Co. and Deutsche Bank AG, London Branch (collectively, the "Counterparties"). The convertible note hedge transactions require the Counterparties to deliver to us, subject to customary anti-dilution adjustments, all shares issuable upon conversion of the 3% Notes. The effect of the convertible note hedge transactions is to unwind the conversion feature of the 3% Notes. Under the terms of the convertible note hedge transactions we will receive shares from the Counterparties in the event of a conversion of our 3% Notes. In connection with the repurchase of $53.0 million of 3% Notes, a pro-rata portion of the convertible note hedges was terminated.

We also entered into separate warrant transactions whereby we sold to the Counterparties warrants to acquire, subject to customary anti-dilution adjustments, shares of our common stock at an initial strike price of $45.09 per share, which was a 62.50% premium over the market price of our common stock at the time of pricing. As of December 31, 2009, the strike price was $44.74 as a result of certain dividend payments. Under the terms of the warrant transactions we are required to issue shares of our common stock to the Counterparties in the event of a conversion of our 3% Notes at a strike price above $33.73.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Reports of Independent Registered Public Accounting Firms	68
Consolidated Balance Sheets as of December 31, 2009 and 2008	71
Consolidated Statements of Income (Loss) for the Years Ended December 31, 2009, 2008 and 2007	72
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2009, 2008 and 2007	73
Consolidated Statements of Cash Flows for the Years Ended December 31, 2009, 2008 and 2007	74
Notes to Consolidated Financial Statements	75

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Shareholders of
Asbury Automotive Group, Inc.

We have audited the accompanying consolidated balance sheet of Asbury Automotive Group, Inc. as of December 31, 2009, and the related consolidated statements of income (loss), shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Asbury Automotive Group, Inc. at December 31, 2009, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Accounting Standards Codification ("ASC") paragraph 47-20-15 "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)," effective January 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Asbury Automotive Group, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Board of Directors and Shareholders of
Asbury Automotive Group, Inc.

We have audited Asbury Automotive Group, Inc.'s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Asbury Automotive Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Asbury Automotive Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Asbury Automotive Group, Inc. as of December 31, 2009 and the related consolidated statements of income (loss), shareholders' equity, and cash flows for the year ended December 31, 2009, and our report dated March 1, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Asbury Automotive Group, Inc.
Duluth, GA

We have audited the accompanying consolidated balance sheet of Asbury Automotive Group, Inc. and subsidiaries (the "Company") as of December 31, 2008 and the related consolidated statements of income (loss), shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Asbury Automotive Group, Inc and subsidiaries as of December 31, 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated 2008 financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, there is uncertainty that the Company will remain in compliance with certain debt covenants throughout 2009. This condition raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, the Company adopted accounting principles relating to the accounting for uncertainty in income taxes.

As discussed in Note 2 to the consolidated financial statements, the financial statements referred to above have been retrospectively adjusted for the change in method of accounting for debt with conversion and other options. Also, as discussed in Note 2 to the consolidated financial statements, the accompanying 2008 and 2007 financial statements have been retrospectively adjusted for discontinued operations.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 16, 2009
(March 1, 2010 as to the 2008 and 2007 retrospective adjustments relating to discontinued operations and the accounting for debt with conversion and other options discussed in Note 2)

ASBURY AUTOMOTIVE GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except share data)

	December 31, 2009	December 31, 2008
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 84.7	$ 91.6
Contracts-in-transit	61.8	63.8
Accounts receivable (net of allowance of $0.8 and $0.9, respectively)	79.0	82.2
Inventories	499.7	666.6
Deferred income taxes	8.6	10.9
Assets held for sale	30.3	50.4
Other current assets	51.5	54.2
Total current assets	815.6	1,019.7
PROPERTY AND EQUIPMENT, net	449.1	476.7
DEFERRED INCOME TAXES, net of current portion	84.4	99.9
OTHER LONG-TERM ASSETS	51.8	54.5
Total assets	$1,400.9	$1,650.8
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Floor plan notes payable—trade	$ 357.7	$ 478.2
Floor plan notes payable—non-trade	77.0	134.6
Current maturities of long-term debt	9.0	58.8
Accounts payable and accrued liabilities	148.2	151.3
Liabilities associated with assets held for sale	6.9	31.6
Total current liabilities	598.8	854.5
LONG-TERM DEBT	528.8	540.9
OTHER LONG-TERM LIABILITIES	29.7	28.8
COMMITMENTS AND CONTINGENCIES (Notes 20 and 21)		
SHAREHOLDERS' EQUITY:		
Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued or outstanding	—	—
Common stock, $.01 par value, 90,000,000 shares authorized 37,200,557 and 36,711,885 shares issued, including shares held in treasury, respectively	0.4	0.4
Additional paid-in capital	457.3	453.5
Accumulated deficit	(133.8)	(147.2)
Treasury stock, at cost; 4,770,224 and 4,760,218 shares respectively	(74.6)	(74.5)
Accumulated other comprehensive loss	(5.7)	(5.6)
Total shareholders' equity	243.6	226.6
Total liabilities and shareholders' equity	$1,400.9	$1,650.8

See accompanying Notes to Consolidated Financial Statements

ASBURY AUTOMOTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(In millions, except per share data)

	For the Years Ended December 31,		
	2009	2008	2007
REVENUES:			
New vehicle	$2,014.0	$2,585.8	$3,085.9
Used vehicle	923.7	1,033.5	1,300.9
Parts and service	622.1	653.0	622.0
Finance and insurance, net	90.8	130.5	146.1
Total revenues	3,650.6	4,402.8	5,154.9
COST OF SALES:			
New vehicle	1,877.6	2,412.0	2,864.2
Used vehicle	847.8	946.7	1,188.2
Parts and service	312.2	323.5	303.0
Total cost of sales	3,037.6	3,682.2	4,355.4
GROSS PROFIT	613.0	720.6	799.5
OPERATING EXPENSES:			
Selling, general and administrative	494.7	581.5	614.3
Depreciation and amortization	23.5	22.3	19.6
Impairment expenses	—	528.7	—
Other operating (income) expense, net	(1.5)	1.3	1.0
Income from operations	96.3	(413.2)	164.6
OTHER INCOME (EXPENSE):			
Floor plan interest expense	(18.0)	(28.9)	(37.8)
Other interest expense	(38.2)	(40.0)	(38.8)
Convertible debt discount amortization	(1.8)	(3.0)	(2.4)
Interest income	0.2	1.5	4.3
Gain (loss) on extinguishment of long-term debt, net	0.1	26.2	(18.5)
Total other expense, net	(57.7)	(44.2)	(93.2)
Income (loss) before income taxes	38.6	(457.4)	71.4
INCOME TAX EXPENSE (BENEFIT)	14.4	(134.0)	25.5
INCOME (LOSS) FROM CONTINUING OPERATIONS	24.2	(323.4)	45.9
DISCONTINUED OPERATIONS, net of tax	(10.8)	(20.3)	3.6
NET INCOME (LOSS)	$ 13.4	$ (343.7)	$ 49.5
EARNINGS (LOSS) PER COMMON SHARE:			
Basic—			
Continuing operations	$ 0.76	$ (10.20)	$ 1.41
Discontinued operations	(0.34)	(0.64)	0.11
Net income (loss)	$ 0.42	$ (10.84)	$ 1.52
Diluted—			
Continuing operations	$ 0.74	$ (10.20)	$ 1.38
Discontinued operations	(0.33)	(0.64)	0.11
Net income (loss)	$ 0.41	$ (10.84)	$ 1.49
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:			
Basic	32.0	31.7	32.5
Stock options	0.5	*	0.4
Restricted stock	0.3	*	—
Performance share units	0.1	*	0.4
Diluted	32.9	31.7	33.3

* Common stock equivalents were not included in the calculation of diluted net loss per common share as the effect would have been anti-dilutive.

See accompanying Notes to Consolidated Financial Statements

ASBURY AUTOMOTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollars in millions)

	Common Stock		Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Loss	Total
	Shares	Amount			Shares	Amount		
Balances, December 31, 2006	**35,071,401**	**$ 0.3**	**$431.9**	**$ 196.4**	**1,536,706**	**$(14.6)**	**$(2.1)**	**$ 611.9**
Comprehensive Income:								
Net income	—	—	—	49.5	—	—	—	49.5
Change in fair value of cash flow swaps, net of reclassification adjustment and $0.7 tax benefit	—	—	—	—	—	—	(1.1)	(1.1)
Amortization of terminated cash flow swaps, net of $(0.3) tax expense	—	—	—	—	—	—	0.6	0.6
Comprehensive income	—	—	—	49.5	—	—	(0.5)	49.0
Dividends	—	—	—	(28.0)	—	—	—	(28.0)
Share-based compensation	—	—	5.9	—	—	—	—	5.9
Issuance of common stock in connection with share-based payment arrangements, including $1.7 tax benefit	1,187,560	—	5.7	—	—	—	—	5.7
Repurchases of common stock associated with net share settlement of employee share-based awards	—	—	—	—	820,555	(1.6)	—	(1.6)
Purchases of treasury shares	—	—	—	—	2,320,000	(57.1)	—	(57.1)
Purchase of equity call options	—	—	(19.3)	—	—	—	—	(19.3)
Issuance of 3% convertible notes due 2012	—	—	19.3	—	—	—	—	19.3
Deferred tax liability associated with 3% convertible notes due 2012	—	—	(7.5)	—	—	—	—	(7.5)
Pro rata portion of issuance costs associated with 3% convertible notes due 2012	—	—	(0.7)	—	—	—	—	(0.7)
Sale of equity warrants	—	—	8.9	—	—	—	—	8.9
Deferred income tax benefit associated with equity call option	—	—	7.3	—	—	—	—	7.3
Balances, December 31, 2007	**36,258,961**	**$ 0.3**	**$451.5**	**$ 217.9**	**4,677,261**	**$(73.3)**	**$(2.6)**	**$ 593.8**
Comprehensive Income:								
Net loss	—	—	—	(343.7)	—	—	—	(343.7)
Change in fair value of cash flow swaps, net of reclassification adjustment and $2.3 tax benefit	—	—	—	—	—	—	(3.4)	(3.4)
Amortization of terminated cash flow swaps, net of $(0.3) tax expense	—	—	—	—	—	—	0.4	0.4
Comprehensive loss	—	—	—	(343.7)	—	—	(3.0)	(346.7)
Dividends	—	—	—	(21.4)	—	—	—	(21.4)
Share-based compensation	—	—	1.9	—	—	—	—	1.9
Issuance of common stock in connection with share-based payment arrangements, including $(0.1) tax benefit	452,924	0.1	0.1	—	—	—	—	0.2
Repurchases of common stock associated with net share settlement of employee share-based awards	—	—	—	—	82,957	(1.2)	—	(1.2)
Balances, December 31, 2008	**36,711,885**	**$ 0.4**	**$453.5**	**$(147.2)**	**4,760,218**	**$(74.5)**	**$(5.6)**	**$ 226.6**
Comprehensive Income:								
Net income	—	—	—	13.4	—	—	—	13.4
Change in fair value of cash flow swaps, net of reclassification adjustment and $0.3 tax benefit	—	—	—	—	—	—	(0.5)	(0.5)
Amortization of terminated cash flow swaps, net of $(0.2) tax expense	—	—	—	—	—	—	0.4	0.4
Comprehensive income	—	—	—	13.4	—	—	(0.1)	13.3
Share-based compensation	—	—	2.8	—	—	—	—	2.8
Issuance of common stock in connection with share-based payment arrangements, including $0.4 tax deficit	488,672	—	1.0	—	10,006	(0.1)	—	0.9
Balances, December 31, 2009	**37,200,557**	**$ 0.4**	**$457.3**	**$(133.8)**	**4,770,224**	**$(74.6)**	**$(5.7)**	**$ 243.6**

See accompanying Notes to Consolidated Financial Statements

ASBURY AUTOMOTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	For the Years Ended December 31,		
	2009	2008	2007
CASH FLOW FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 13.4	$ (343.7)	$ 49.5
Adjustments to reconcile net income (loss) to net cash provided by operating activities—			
Depreciation and amortization	23.5	22.3	19.6
Stock-based compensation	2.8	1.9	5.9
Deferred income taxes	18.2	(159.4)	6.0
(Gain) loss on extinguishment of long-term debt	(0.1)	(26.2)	18.5
Loaner vehicle amortization	7.4	8.5	7.0
Excess tax benefits from share-based payment arrangements	—	—	(1.7)
Impairment expenses	5.5	550.9	—
Other adjustments, net	9.1	12.2	13.5
Changes in operating assets and liabilities, net of acquisitions and divestitures—			
Contracts-in-transit	2.0	52.3	9.9
Accounts receivable	(18.6)	30.7	14.4
Proceeds from the sale of accounts receivable	21.9	20.5	20.3
Inventories	206.8	137.4	59.8
Other current assets	(44.3)	(43.6)	(44.7)
Floor plan notes payable—trade	(124.0)	305.3	(120.5)
Floor plan notes payable—trade divestitures	(10.2)	(5.9)	—
Accounts payable and accrued liabilities	(4.6)	(35.2)	11.7
Other long-term assets and liabilities, net	2.1	1.2	0.1
Net cash provided by operating activities	110.9	529.2	69.3
CASH FLOW FROM INVESTING ACTIVITIES:			
Capital expenditures	(8.3)	(69.3)	(57.2)
Construction reimbursements associated with sale-leaseback agreements	—	1.8	11.4
Acquisitions	—	(41.9)	(117.1)
Purchase of previously leased real estate	—	(207.9)	—
Proceeds from the sale of assets	25.1	25.4	11.7
Other investing activities	(0.7)	(0.5)	(3.7)
Net cash provided by (used in) investing activities	16.1	(292.4)	(154.9)
CASH FLOW FROM FINANCING ACTIVITIES:			
Floor plan borrowings—non-trade	329.6	2,028.8	2,736.1
Floor plan borrowings—acquisitions	—	7.6	27.9
Floor plan repayments—non-trade	(384.3)	(2,383.5)	(2,658.6)
Floor plan repayments—non-trade divestitures	(2.9)	(2.8)	(5.4)
Payments of dividends	—	(21.5)	(27.7)
Proceeds from borrowings	0.9	302.8	283.3
Repayments of borrowings	(76.3)	(126.1)	(277.8)
Payments of debt issuance costs	(2.2)	(2.9)	(7.9)
Proceeds from the sale of warrants	—	—	8.9
Purchase of equity call option	—	—	(19.3)
Purchases of treasury stock	—	—	(57.1)
Purchases of treasury stock associated with net share settlement of employee share-based awards	(0.1)	(1.2)	(0.8)
Proceeds from the sale of assets associated with sale-leaseback agreements	—	—	3.2
Excess tax benefits from share-based payment arrangements	—	—	1.7
Proceeds from the exercise of stock options	1.4	0.2	3.3
Net cash (used in) provided by financing activities	(133.9)	(198.6)	9.8
Net (decrease) increase in cash and cash equivalents	(6.9)	38.2	(75.8)
CASH AND CASH EQUIVALENTS, beginning of year	91.6	53.4	129.2
CASH AND CASH EQUIVALENTS, end of year	$ 84.7	$ 91.6	$ 53.4

See Note 19 for supplemental cash flow information

See accompanying Notes to Consolidated Financial Statements

ASBURY AUTOMOTIVE GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(December 31, 2009, 2008 and 2007)

1. DESCRIPTION OF BUSINESS

We are one of the largest automotive retailers in the United States, operating 106 franchises (81 dealership locations) in 21 metropolitan markets within 11 states as of December 31, 2009. We offer an extensive range of automotive products and services, including new and used vehicles; vehicle maintenance, replacement parts and collision repair services; and financing, insurance and service contracts. As of December 31, 2009, we offered 37 domestic and foreign brands of new vehicles, including 7 heavy truck brands. Our current brand mix is weighted 85% towards luxury and mid-line import brands, with the remaining 15% consisting of domestic and value brands. We also operate 25 collision repair centers that serve customers in our local markets.

Our retail network is made up of the following locally-branded dealership groups:

- Coggin dealerships, operating primarily in the Florida markets of Jacksonville, Fort Pierce and Orlando;
- Courtesy dealerships operating in Tampa, Florida;
- Crown dealerships operating in New Jersey, North Carolina, South Carolina and Virginia;
- Nalley dealerships operating in Atlanta, Georgia;
- McDavid dealerships operating in Texas;
- North Point dealerships operating in Little Rock, Arkansas;
- California dealerships operating in Los Angeles and Fresno;
- Plaza dealerships operating in St. Louis, Missouri; and
- Gray-Daniels dealerships operating in Jackson, Mississippi.

The automotive retail market declined significantly in 2008, particularly in the fourth quarter, reflecting the impact of weak economic conditions in the U.S. and globally, including turmoil in the credit markets, broad declines in the equity markets, consumer confidence, rising unemployment and continued weakness in the housing market. The effects of these conditions continued through 2009, as the seasonally adjusted annual rate ("SAAR") of new vehicle sales in the U.S., which was over 16.0 million from 1999 to 2007, decreased to approximately 13.2 million in 2008 and 10.4 million in 2009. During the past two years, more stringent lending standards for automotive financing and certain manufacturers' decisions to reduce support of customer leasing programs have limited some customers' ability to purchase or otherwise acquire vehicles.

In the third quarter of 2009, the federal government's Car Allowance Rebate System ("CARS") program, otherwise known as "Cash for Clunkers," provided consumers a rebate of between $3,500 and $4,500 if they traded in an eligible vehicle in connection with the purchase of a more fuel efficient new vehicle. The U.S. Department of Transportation estimated that this program led to the sale of nearly 700,000 new vehicles during July and August 2009, and the U.S. new vehicle retail SAAR reached 14.1 million in August 2009. We sold approximately 3,300 new vehicles as part of the CARS program, and we believe the attention that this program created increased traffic at our stores and led to additional new and used vehicle sales that were not part of the CARS program. In September 2009, after the expiration of the Cash for Clunkers program, the U.S. new vehicle SAAR was 9.2 million.

Our heavy truck business continued to be adversely impacted by the unfavorable economic conditions, particularly in the home building and construction markets. For example, Class 8 truck sales in the United States have declined approximately 40% over the last two years. In the fourth quarter of 2009, our new heavy truck revenues declined 33% compared to the prior period and, on a pre-tax basis, our heavy truck business lost $1.6 million in the fourth quarter, driven primarily by inventory losses. Our heavy truck business generated a pre-tax loss of $1.8 million in 2009, compared to a $3.5 million pre-tax profit in 2008.

We expect the U.S. automotive retail market will experience a modest recovery in 2010, as we believe that the majority of automotive manufacturers have stabilized production levels in response to the economic slowdown and will focus on using a combination of vehicle pricing and financing incentive programs to increase demand in 2010, although no assurance can be provided in this regard. Additionally, we anticipate that mid-line import brands, which comprised approximately 49% of our light vehicle revenues in 2009, will continue to increase their share of the U.S. market, and that luxury brands, which comprised approximately 36% of our light vehicle revenues in 2009, will maintain a strong presence in the market.

MANAGEMENT'S RESPONSE TO THE CURRENT ECONOMIC ENVIRONMENT

In response to the weakening U.S. automotive retail environment, we took a number of actions designed to reduce our overhead and more closely align the expense structure of our dealerships to current business levels. These actions, which were initiated during the third quarter of 2008 and continued though 2009, included the relocation of our corporate offices, the elimination of our regional management structure and the implementation of store-level productivity initiatives. During 2009, we incurred pre-tax costs of approximately $4.1 million associated with our restructuring plans. We expect to receive the full recurring cost-saving benefits of our relocation and restructuring beginning in 2010. Our restructuring plans, store-level productivity initiatives and variable cost structure reduced same store operating expense by $88.0 million (15%) in 2009 as compared to 2008.

Since the beginning of the fourth quarter of 2008, we have eliminated our dividend payments, significantly reduced our capital expenditure plans, generated $12.9 million in net proceeds from the sale of assets and paid down $84.0 million (13%) of our non-floor plan debt, excluding repayments of amounts outstanding under our revolving credit facilities. During 2009, we increased our threshold for acquisition targets and, for the foreseeable future, expect that we will consider targeting potential acquisitions to the extent we expect them to meet our current return on investment thresholds. Also during this period, we have focused on improving our working capital by (i) increasing our floor plan notes payable related to our loaner vehicles and new vehicles obtained from third-party dealerships, (ii) continuing to lower our new and used inventory balances and (iii) improving our collection of contracts-in-transit and accounts receivable. By the end of 2009, we completed the centralization of our payroll processing.

We are also currently engaged in numerous additional store-level productivity initiatives, including (i) the transition to one common dealership management system and (ii) the consolidation of certain dealership accounting functions. We believe that our current liquidity position, our operating cash flow and plans for adhering to a disciplined capital spending budget will enable us to support our operations as well as the initiatives mentioned above.

We are subject to a number of financial covenants in our various debt and lease agreements. As of December 31, 2008, there was uncertainty as to whether we would be able to remain in compliance with such covenants. Our previous independent registered public accounting firm included an explanatory paragraph in its audit report for our 2008 consolidated financial statements that indicated there was uncertainty that we would remain in compliance with certain covenants in our debt agreements, and that this uncertainty raised substantial doubt about our ability to continue as a going concern. The inclusion of this explanatory paragraph in the prior year audit report constituted a default under our revolving credit facility with Bank of America, N.A. ("Bank of America"), as administrative agent, and a syndicate of commercial banks and commercial financing entities (the "BofA Revolving Credit Facility"), our revolving credit facility with JPMorgan Chase Bank, N.A. ("JPMorgan Chase"), as administrative agent, and Bank of America (the "JPMorgan Used Vehicle Floor Plan Facility") and our new vehicle floor plan facility with General Motors Acceptance Corporation. As of March 12, 2009, we had received waivers from all of our associated lending partners with respect to these defaults and, as a result, we were in compliance with the covenants contained in these borrowing facilities.

In 2009, we modified certain of those covenants in a manner which in turn reduced the level of cash flow from operations necessary to remain in compliance with those covenants. In connection therewith, we agreed to (i) a reduction in total credit commitments, (ii) additional restrictions on new indebtedness and (iii) an increase in the interest rates on outstanding borrowings. See "Long-Term Debt" footnote for further discussion of our debt agreements and the credit agreement amendments. Effective December 31, 2009, we obtained waivers for two of our stores associated with the violation of a store-level covenant under the Wachovia Master Loan Agreement (as defined below). The violation of these store-level covenants did not have a material impact on our financial condition or operating performance. Other than these two store-level occurrences, we have been in compliance with all of our financial covenants throughout 2009.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), and reflect the consolidated accounts of Asbury Automotive Group, Inc. and our wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Actual results could differ materially from these estimates. Estimates and assumptions are reviewed quarterly and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Significant estimates made in the accompanying consolidated financial statements include, but are not limited to, inventory valuation reserves, reserves for chargebacks against revenue recognized from the sale of finance and insurance products, certain assumptions related to intangible and long-lived assets, reserves for insurance programs, reserves for certain legal proceedings, realization of deferred tax assets and reserves for estimated tax liabilities.

Cash and Cash Equivalents

Cash and cash equivalents include investments in money market accounts and short-term certificates of deposit which have maturity dates of less than 90 days when purchased.

Contracts-In-Transit

Contracts-in-transit represent receivables from unrelated finance companies for the portion of the vehicle purchase price financed by customers through sources arranged by us. Amounts due from contracts-in-transit are generally collected within the first two weeks following the sale of the related vehicles.

Inventories

Inventories are stated at the lower of cost or market. We use the specific identification method to value vehicle inventories and the "first-in, first-out" method ("FIFO") to account for our parts inventories. We maintain a reserve for specific vehicles where cost basis exceeds market value. In assessing the lower of cost or market for new and used vehicles, we consider (i) the aging of new and used vehicles, (ii) loss histories of new and used vehicles, (iii) the timing of annual and model changeovers of new vehicles and (iv) then-current market conditions. Our new vehicle loss histories have indicated that our losses range between 1% and 3% of our new vehicle inventory greater than 300 days old. Our used vehicle loss histories have indicated that our losses range between 2% and 6% of our total used vehicle inventory.

Additionally, we receive assistance from certain automobile manufacturers in the form of advertising and interest credits. Manufacturer advertising credits that are reimbursements of costs associated with specific advertising programs are recognized as a reduction of advertising expense in the period they are earned. All other manufacturer advertising and interest credits are accounted for as purchase discounts and are recorded as a reduction of inventory and recognized as a reduction to New Vehicle Cost of Sales in the accompanying Consolidated Statements of Income (Loss) in the period the related vehicle is sold.

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Depreciation is included in Depreciation and Amortization and Discontinued Operations, net of tax, on the accompanying Consolidated Statements of Income (Loss). Leasehold improvements are capitalized and amortized over the lesser of the life of the lease or the useful life of the related asset. The range of estimated useful lives is as follows (in years):

Buildings and improvements	10-40
Machinery and equipment	5-10
Furniture and fixtures	3-10
Company vehicles	3-5

Expenditures for major additions or improvements, which extend the useful lives of assets, are capitalized. Minor replacements, maintenance and repairs, which do not improve or extend the lives of such assets, are expensed as incurred.

We review property and equipment for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable. When we test our long-lived assets for impairment, we first compare the carrying amount of the underlying assets to their net recoverable value by reviewing the undiscounted cash flows expected to result from the use and eventual disposition of the underlying assets. If the carrying amount of the underlying assets is less than their net recoverable value, then we calculate any impairment, to be the excess of the carrying amount over the fair market value and the impairment loss would be charged to operations in the period identified. As a result of impairment tests conducted in the fourth quarters of 2009 and 2008, we recorded impairments of certain of our property and equipment in those periods (see Note 9).

We capitalize interest on borrowings during the active construction period of capital projects. Capitalized interest is added to the cost of the assets and is depreciated over the estimated useful lives of the assets.

Acquisitions

Acquisitions are accounted for under the purchase method of accounting and the assets acquired and liabilities assumed are recorded at their fair value as of the acquisition dates. The operations of the acquired dealerships are included in the accompanying Consolidated Statements of Income (Loss) commencing on the date of acquisition.

Goodwill and Other Intangible Assets

Goodwill represents the excess cost of the businesses acquired over the fair market value of the identifiable net assets. We have determined that, based on how we integrate acquisitions into our business, how the components of our business share resources and interact with one another, and the fact that all components are economically similar, we qualify as a single reporting unit for purposes of testing goodwill for impairment. Our dealership general managers are responsible for customer-facing activities, including inventory management, advertising and personnel decisions, and have the flexibility to respond to local market conditions. The corporate management team is generally responsible for infrastructure and strategy decisions.

The fair market value of our manufacturer franchise rights is determined at the acquisition date through discounting the projected cash flows specific to each franchise. We have determined that manufacturer franchise rights have an indefinite life as there are no economic or other factors that limit their useful lives and they are expected to generate cash flows indefinitely due to the historically long lives of the manufacturers' brand names. Furthermore, to the extent that any agreements evidencing our manufacturer franchise rights expire, we expect to renew those agreements in the ordinary course of business. Due to the fact that manufacturer franchise rights are specific to each dealership, we have determined that the dealership is the reporting unit for purposes of testing franchise rights for impairment.

We do not amortize goodwill and other intangible assets that are deemed to have indefinite lives. We review goodwill and indefinite lived manufacturer franchise rights for impairment annually as of October 1st of each year, or more often if events or circumstances indicate that impairment may have occurred. We are subject to financial statement risk to the extent that manufacturer franchise rights become impaired due to decreases in fair market value of our individual franchises or to the extent that goodwill becomes impaired due to decreases in the fair market value of our automotive retail business.

Due to economic conditions in the fourth quarter of 2008 and the resulting impact on the automotive retail industry, we performed an additional impairment test as of December 31, 2008 and recorded an impairment charge related to goodwill and other intangible assets (see Note 9), the results of which included a goodwill net book value of zero as of December 31, 2008. We completed our annual intangible impairment tests as of October 1, 2009. No impairment of other intangible assets was recognized as a result of such tests.

All other intangible assets are deemed to have finite lives and are amortized on a straight-line basis over the life of the asset and are tested for impairment when circumstances indicate that the carrying value of the asset might be impaired.

Derivative Instruments and Hedging Activities

We utilize derivative financial instruments to manage our capital structure and interest rate risk. The types of risks hedged are those relating to the variability of cash flows and changes in the fair value of our financial instruments caused by movements in interest rates. We document our risk management strategy and assess hedge effectiveness at the inception and during the term of each hedge. Derivatives are reported at fair value on the accompanying Consolidated Balance Sheets.

The effective portion of the gain or loss on our "cash flow" hedges are reported as a component of accumulated other comprehensive loss and reclassified to interest expense in the accompanying Consolidated Statements of Income (Loss) in the same period during which the hedged transaction affects earnings.

Measurements of hedge effectiveness are based on comparisons between the gains or losses of the actual interest rate swaps and the gains or losses of hypothetical interest rate swaps, which have the exact same critical terms of the defined hedged items. Ineffective portions of these interest rate swaps are reported as a component of interest expense in the accompanying Consolidated Statements of Income (Loss).

Insurance

We are self insured for employee medical claims and maintain stop loss insurance for individual claims. We have large deductible insurance programs for workers compensation, property and general liability claims. We maintain and review our claim and loss history to assist in assessing our future liability for these claims. We also use professional service providers such as account administrators and actuaries to help us accumulate and assess this information.

Revenue Recognition

Revenue from the sale of new and used vehicles (which excludes sales tax) is recognized upon delivery, passage of title, signing of the sales contract and approval of financing. Revenue from the sale of parts, service and collision repair (which excludes sales tax) is recognized upon delivery of parts to the customer or at the time vehicle service or repair work is completed. Manufacturer incentives and rebates, including manufacturer holdbacks, floor plan interest assistance and certain advertising assistance, are recognized as a component of new vehicle cost of sales when earned, generally at the time the related vehicles are sold.

We receive commissions from third-party lending and insurance institutions for arranging customer financing and for the sale of vehicle service contracts, credit life insurance and disability insurance to customers, and other insurance offerings (collectively "F&I"). We may be charged back ("chargebacks") for F&I commissions in the event a contract is prepaid, in default or terminated. F&I commissions are recorded at the time the vehicles are sold and a reserve for future chargebacks are established based on historical operating results and the termination provisions of the applicable contracts. F&I commissions, net of estimated chargebacks, are included in Finance and Insurance, net in the accompanying Consolidated Statements of Income (Loss).

Internal Profit

Revenues and expenses associated with the internal work performed by our parts and service departments on new and used vehicles are eliminated in consolidation. The gross profit earned by our parts and service departments for internal work performed is included as a reduction of Parts and Service Cost of Sales on the accompanying Consolidated Statements of Income (Loss). The costs incurred by our new and used departments for work performed by our parts and service departments is included in either New Vehicle Cost of Sales or Used Vehicle Cost of Sales on the accompanying Consolidated Statements of Income (Loss), depending on the classification of the vehicle serviced. We maintain an internal profit reserve for internal profit on vehicles that have not been sold.

Share-Based Compensation

We record share-based compensation expense under the fair value method on a straight-line basis over the vesting period. We began recording share-based compensation expense using this method effective January 2006 under the modified prospective transition method.

Earnings (Loss) per Common Share

Basic earnings per share is computed for all periods presented by dividing net income by our weighted-average common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average common shares and common share equivalents outstanding during the period. There were no adjustments to the numerator necessary to compute diluted earnings per share. We have issued warrants that, upon exercise, may result in the issuance of between 2.4 million and 4.9 million shares of our common stock at an exercise price of $44.74 per share. Since the warrants are required to be settled in shares, the premium received for selling the warrants was recorded as an increase to additional paid in capital, together with any cash received upon exercise. In addition, our 3% Notes are convertible into our common stock at a current conversion rate equal to $33.73 per share. The shares issuable upon exercise of warrants and 3% Notes could potentially dilute basic earnings per share in the future; however, these shares were not included in the computation of diluted earnings per share, because their inclusion would be anti-dilutive. In addition, common stock equivalents of approximately 1.9 million shares for the year ended December 31, 2008, were not included in the calculation of diluted net loss per common share as the effects would have been anti-dilutive.

Advertising

We expense costs of advertising as incurred and production costs when the advertising initially takes place, net of certain advertising credits and other discounts. Advertising expense from continuing operations totaled $27.4 million, $40.4 million and $43.1 million for the years ended December 31, 2009, 2008 and 2007, net of earned advertising credits and volume discounts of $3.3 million, $4.6 million and $5.8 million, respectively, and is included in Selling, General and Administrative expense in the accompanying Consolidated Statements of Income (Loss).

Income Taxes

We use the liability method to account for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of differences between the carrying amounts of assets and liabilities and their respective tax basis using currently enacted tax rates. The effect on deferred assets and liabilities of a change in tax rates is recognized in income in the period when the change is enacted. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion or all the deferred tax assets will not be realized. On January 1, 2007, we adopted a new accounting standard, the application of which had no impact on our Shareholders' Equity. Additionally, we did not record a cumulative effect adjustment related to the adoption of this standard. As a result of this adoption, we record liabilities for unrecognized tax benefits.

Discontinued Operations

Certain amounts reflected in the accompanying Consolidated Balance Sheets as of December 31, 2009 and 2008, have been classified as Assets Held for Sale or Liabilities Associated with Assets Held for Sale, to the extent that they were held for sale (or associated with assets held for sale) at each balance sheet date. Amounts in the accompanying Consolidated Statements of Income (Loss) for the years ended December 31, 2008 and 2007, have been reclassified to reflect the results of franchises sold during 2009 or held for sale as of December 31, 2009, as if we had classified those franchises as discontinued operations for all years presented.

We report franchises as discontinued operations when it is evident that the operations and cash flows of a franchise being actively marketed for sale will be eliminated from our on-going operations and that we will not have any significant continuing involvement in its operations. We do not classify franchises as discontinued operations if we believe that the cash flows generated by the franchise will be replaced by expanded operations of our remaining franchises within the respective local market area.

Statements of Cash Flows

Borrowings and repayments of floor plan notes payable to a party unaffiliated with the manufacturer of a particular new vehicle ("Non-trade"), and all floor plan notes payable relating to pre-owned vehicles, are classified as financing activities on the accompanying Consolidated Statements of Cash Flows with borrowings reflected separately from repayments. The net change in floor plan notes payable to a lender affiliated with the manufacturer of a particular new vehicle ("Trade") is classified as an operating activity on the Consolidated Statements of Cash Flows.

Loaner vehicle activity accounts for a significant portion of Other Current Assets on the accompanying Consolidated Statements of Cash Flows. We acquire loaner vehicles either with available cash or through borrowings from manufacturer affiliated lenders. While loaner vehicles are initially used by our service department for use in our business, these vehicles are used in such capacity for a short period of time (typically six to twelve months) before we sell them. Therefore we classify the acquisition of loaner vehicles and the related borrowings and repayments as operating activities in the accompanying Consolidated Statements of Cash Flows. The cash outflow to acquire loaner vehicles is presented in Other Current Assets in the accompanying Consolidated Statements of Cash Flows. Borrowings and repayments of loaner vehicle notes payable are presented in Accounts Payable and Accrued Liabilities in the accompanying Consolidated Statements of Cash Flows. When loaner vehicles are taken out of loaner status they are transferred to used vehicle inventory, which is reflected as a non-cash transfer in the accompanying Consolidated Statements of Cash Flows. The cash inflow from the sale of loaner vehicles is reflected in Inventories on the accompanying Consolidated Statements of Cash Flows.

Business and Credit Concentration Risk

Financial instruments, which potentially subject us to concentration of credit risk, consist principally of cash deposits. We maintain cash balances at financial institutions with strong credit ratings. Generally, amounts invested with financial institutions are in excess of FDIC insurance limits.

We have substantial debt service obligations. As of December 31, 2009, we had total debt of $547.2 million, excluding (i) floor plan notes payable, (ii) the effects of our terminated fair value hedge on our 8% Notes and (iii) the unamortized discount on our 3% Notes on our Consolidated Balance Sheet. In addition, we and our subsidiaries have the ability to obtain additional debt from time to time to finance acquisitions, real property purchases, capital expenditures or for other purposes, subject to the restrictions contained in our revolving credit facilities and the indentures governing our 8% Notes and our 7.625% Notes. We will have substantial debt service obligations, consisting of required cash payments of principal and interest, for the foreseeable future.

In addition, we have operating and financial restrictions and covenants in certain of our leases and in our debt instruments, including our revolving credit facilities with Bank of America, N.A. and JPMorgan Chase and the indentures under our 8% Notes and our 7.625% Notes and the mortgage agreements or guarantees for mortgages held with Wachovia Bank, National Association, Wachovia Financial Services, Inc. and certain of our other mortgage obligations. These place restrictions on, among other things, our ability to incur additional indebtedness, to create liens or other encumbrances, and to make certain payments (including dividends and repurchases of our shares and investments). Our revolving credit facilities and mortgages and/or guarantees related to such mortgages require us to maintain certain financial ratios. Our ability to comply with these ratios may be affected by events beyond our control. A breach of any of the covenants in our debt instruments, certain leases or our inability to comply with any required financial ratios could result in an event of default, which, if not cured or waived, could result in cross defaults which would have a material adverse effect on us. In the event of any default under our revolving credit facilities or our mortgages and/or guarantees related to such mortgages, the payment of all outstanding borrowings could be accelerated, together with accrued and unpaid interest and other fees, and we would be required to apply our available cash to repay these borrowings or could be prevented from making debt service payments on our 8% Notes, our 7.625% Notes, and our 3% Notes, any of which would be an event of default under the respective indentures for such Notes. Furthermore, failing to comply with any of these covenants or meet required financial ratios could prevent us from being able to access our credit lines under these credit facilities or limit the size or pricing, or result in other less favorable terms, or combination thereof, under such credit facilities.

A number of our dealerships are located on properties that we lease. Each of the leases governing such properties has certain covenants with which we must comply. If we fail to comply with the covenants under our leases, the respective landlords could terminate the leases and seek damages which could equal the amount to which the accelerated rents under the applicable lease for the remainder of the lease term exceeds the fair market rent over the same periods or evict us from the property.

Concentrations of credit risk with respect to contracts-in-transit and accounts receivable are limited primarily to automotive manufacturers and financial institutions. Credit risk arising from receivables from commercial customers is minimal due to the large number of customers comprising our customer base.

For the year ended December 31, 2009, brands representing 5% or more of our revenues from new light vehicle sales were as follows:

Brand	% of Total New Light Vehicle Revenues
Honda	25%
Nissan	12%
Toyota	10%
BMW	9%
Mercedes-Benz	8%
Ford	7%
Lexus	6%

No other brand accounted for more than 5% of our total new light vehicle revenue for the year ended December 31, 2009.

Segment Reporting

We have determined that as a result of how we internally view our business, regularly review our financial data and operating metrics and allocate resources that we operate in one segment, automotive retail. Our Chief Operating Decision Maker is our Chief Executive Officer who manages the business, regularly reviews financial information and allocates resources on a consolidated basis. Our dealerships are components of our automotive retail segment and, therefore, are not segments themselves.

Nonfinancial Assets and Liabilities

In November 2007, the Financial Accounting Standards Board ("FASB") placed a one-year deferral for the implementation of new accounting requirements for nonfinancial assets and liabilities. Accordingly, we began accounting for the methods of fair value for nonfinancial assets and liabilities based on a new definition of fair value on January 1, 2009. The adoption of the new accounting requirements for nonfinancial assets and liabilities did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements

As of January 1, 2009, we adopted a new accounting standard that required us to separately account for the liability and equity components of our 3% Notes in a manner that reflected our nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. The excess of the principal amount of the liability component over its initial fair value is amortized to interest cost using the effective interest method.

The adoption of this new standard, which required retrospective application, resulted in adjustments to Long-Term Debt, Equity and Interest Expense on the accompanying Consolidated Balance Sheets and Statements of Income related to our 3% Notes. We have determined that the value of our 3% Notes as of December 31, 2009 and December 31, 2008, was $49.8 million and $54.6 million, respectively, compared to $54.7 million and $62.0 million of face value, respectively. These balances reflect the accretion of the value of the convertible feature of the debt, assuming a nonconvertible debt borrowing rate of 6.7% at issuance. As of December 31, 2009 and December 31, 2008, the unamortized balance, which reduces the balance of our 3% Notes, was $4.9 million and $7.4 million, respectively. The remaining balance will be fully amortized by September 30, 2012. As a result, interest expense related to the amortization of the discount for the years ended December 31, 2009, 2008 and 2007 was $1.8 million, $3.0 million and $2.4 million, respectively. Interest expense recognized relating to the principal balance of the 3% Notes for the years ended December 31, 2009, 2008 and 2007 was $1.8 million, $3.3 million and $2.7 million, respectively, and is included in other interest expense on the accompanying Consolidated Statements of Income (Loss). Additionally, our accumulated deficit as of January 1, 2009, increased by $7.2 million, and our additional paid-in capital as of January 1, 2009, increased by $11.1 million.

In accordance with a new accounting standard, we began including disclosures about the fair value of financial instruments in our interim financial statements in the second quarter of 2009.

Also in accordance with a new accounting standard, we began identifying subsequent events as either "Recognized" or "Non-Recognized" events, beginning in the second quarter of 2009.

In June 2009, the FASB issued Accounting Standards Codification ("FASB ASC") Topic 105, which created a single source of authoritative U.S. accounting and reporting standards applicable for all nongovernmental entities, other than guidance issued by the U.S. Securities and Exchange Commission ("SEC") and its staff. The standard is not intended to change GAAP, but rather to remove specific references to accounting literature from filings with the SEC and focus on the effects of the literature on entities' financial statements. We adopted this standard as of September 30, 2009.

3. ACQUISITIONS

During the twelve months ended December 31, 2009 we did not acquire any dealerships. During the twelve months ended December 31, 2008, we acquired one franchise (one dealership location) for an aggregate purchase price of $41.9 million. We financed this acquisition through the use of (i) $33.9 million of cash, (ii) $7.6 million of floor plan borrowings from our former committed credit facility with JPMorgan Chase for the purchase of new vehicle inventory, and (iii) $0.4 million of loaner vehicle financing. Results of acquired dealerships are included in our Consolidated Statements of Income (Loss) beginning with the date of acquisition.

During the twelve months ended December 31, 2009, we were awarded one Jeep franchise, which was added to our Chrysler/Dodge location in Greensboro, North Carolina. During the twelve months ended December 31, 2008, we were awarded two smart franchises, which were added to our Mercedes-Benz locations in St. Louis, Missouri and Tampa, Florida. We did not pay any amounts in connection with acquiring these three franchises.

The allocation of purchase price for acquisitions is as follows:

	For the Years Ended December 31,	
	2009	2008
	(In millions)	
Inventory	$—	$ 9.6
Property and equipment	—	7.3
Goodwill	—	17.0
Franchise rights	—	7.5
Other	—	0.5
Total purchase price	$—	$41.9

4. ACCOUNTS AND NOTES RECEIVABLE

Accounts Receivable

We have agreements to sell certain of our trade receivables, without recourse as to credit risk, in an amount not to exceed $25.0 million annually. The receivables are sold at a discount, which is included in Selling, General and Administrative expense in the accompanying Consolidated Statements of Income (Loss). The discounts totaled $0.6 million, $0.5 million and $0.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. During the years ended December 31, 2009, 2008 and 2007, $22.5 million, $21.0 million and $20.8 million of receivables, respectively, were sold under these agreements and were reflected as reductions of trade accounts receivable.

Notes Receivable—Finance Contracts

Notes receivable resulting from the issuance of finance contracts primarily in connection with the sale of used vehicles are included in Other Current Assets and Other Long-term Assets on the accompanying Consolidated Balance Sheets. Notes receivable have initial terms ranging from 12 to 48 months, bear interest at rates ranging from 9% to 30% and are collateralized by the related vehicles. The assessment of our allowance for credit losses considers historical loss ratios and the performance of the current portfolio with respect to past due accounts. We continually analyze our current portfolio against our historical performance. Notes receivable from finance contracts consists of the following:

	As of December 31,	
	2009	**2008**
	(In millions)	
Notes receivable—finance contracts, current	$ 3.6	$ 5.4
Notes receivable—finance contracts, long-term	4.4	10.6
Total notes receivable	8.0	16.0
Less—allowance for credit losses	(2.8)	(2.9)
Total notes receivable—finance contracts, net	5.2	13.1
Less—notes receivable—finance contracts, current, net	(2.1)	(3.9)
Notes receivable—finance contracts, long-term, net	$ 3.1	$ 9.2

Contractual maturities of gross notes receivable-finance contracts as of December 31, 2009 are as follows (in millions):

2010	$3.6
2011	2.9
2012	1.5
	$8.0

5. INVENTORIES

Inventories consist of the following:

	As of December 31,	
	2009	**2008**
	(In millions)	
New vehicles	$394.2	$562.2
Used vehicles	64.1	59.9
Parts and accessories	41.4	44.5
Total inventories	$499.7	$666.6

The lower of cost or market reserves reduced total inventory cost by $7.4 million and $5.6 million as of December 31, 2009 and 2008, respectively. In addition to the inventories shown above, we have $7.0 million and $22.9 million of inventory as of December 31, 2009 and 2008, respectively, classified as Assets Held for Sale on the accompanying Consolidated Balance Sheets as they are associated with franchises held for sale. As of December 31, 2009 and 2008, advertising and interest credits from automobile manufacturers reduced new vehicle inventory cost by $5.2 million and $9.7 million, respectively; and reduced new vehicle cost of sales from continuing operations for the years ended December 31, 2009, 2008 and 2007, by $21.1 million, $27.3 million and $34.3 million, respectively.

6. ASSETS AND LIABILITIES HELD FOR SALE

Assets and liabilities classified as held for sale include (i) assets and liabilities associated with discontinued operations held for sale at each balance sheet date and (ii) real estate not currently used in our operations that we intend to sell and the related mortgage notes payable, if applicable.

Assets associated with pending dispositions as of December 31, 2009 totaled $12.8 million, which includes $3.2 million of land and building assets. Liabilities associated with pending dispositions totaled $6.9 million as of December 31, 2009. During the twelve months ended December 31, 2009, we sold four franchises (three dealership locations). Assets associated with pending dispositions totaled $32.6 million as of December 31, 2008. Liabilities associated with pending dispositions totaled $20.6 million as of December 31, 2008.

Real estate not currently used in our operations that we are actively marketing to sell totaled $17.5 million and $17.8 million as of December 31, 2009 and 2008, respectively. There were no liabilities associated with our real estate assets held for sale as of December 31, 2009. Liabilities associated with our real estate assets held for sale totaled $11.0 million as of December 31, 2008.

During 2009, we repaid $11.0 million of liabilities associated with our real estate assets held for sale as of December 31, 2008.

A summary of assets held for sale and liabilities associated with assets held for sale is as follows:

	As of December 31,	
	2009	2008
	(In millions)	
Assets:		
Inventories	$ 7.0	$22.9
Property and equipment, net	23.3	19.6
Manufacturer franchise rights	—	7.9
Total assets	30.3	50.4
Liabilities:		
Floor plan notes payable	6.9	20.6
Mortgage notes payable	—	8.0
Other	—	3.0
Total liabilities	6.9	31.6
Net assets held for sale	$23.4	$18.8

7. OTHER CURRENT ASSETS

Other current assets consist of the following:

	As of December 31,	
	2009	2008
	(In millions)	
Service loaner vehicles	$31.9	$37.9
Prepaid taxes	10.3	7.1
Notes receivable—finance contracts, current, net	2.1	3.9
Prepaid rent	3.8	0.6
Other	3.4	4.7
Other current assets	$51.5	$54.2

8. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consist of the following:

	As of December 31,	
	2009	2008
	(In millions)	
Land	$ 164.5	$ 164.6
Buildings and leasehold improvements	299.1	305.8
Machinery and equipment	71.4	70.3
Furniture and fixtures	30.4	31.3
Company vehicles	9.7	10.0
Total	575.1	582.0
Less—Accumulated depreciation	(126.0)	(105.3)
Property and equipment, net	$ 449.1	$ 476.7

During the years ended December 31, 2009, 2008 and 2007, we capitalized $0.4 million, $1.1 million and $0.2 million, respectively, of interest in connection with various capital projects to upgrade or remodel our facilities. Depreciation expense from continuing operations was $23.5 million, $22.3 million and $19.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

We have multiple mortgage agreements with various lenders. For a detailed description of our mortgage agreements, refer to our "Long-Term Debt" footnote below. As of December 31, 2009 and 2008, we had total mortgage notes payable outstanding of $169.9 million and $185.5 million, respectively, of which $8.0 million was classified as Liabilities Held for Sale on the accompanying Consolidated Balance Sheet as of December 31, 2008. These obligations were collateralized by the related real estate with a carrying value of $246.7 million and $258.3 million as of December 31, 2009 and 2008, respectively, of which $8.2 million was classified as Assets Held for Sale on the accompanying Consolidated Balance Sheet as of December 31, 2008.

9. ASSET IMPAIRMENT EXPENSES

Due to events and circumstances specific to each reporting period, we performed certain interim period impairment tests during the fourth quarters of 2009 and 2008.

We compared the carrying value of our assets held for sale to estimates of fair values determined with the assistance of third-party desktop appraisals and real estate brokers. Accordingly, we recorded a $5.5 million non-cash impairment of certain property and equipment in the fourth quarter of 2009.

During the fourth quarter of 2008, we experienced a sustained decline in our market capitalization and a significant decline in total revenue due to overall retail industry conditions driven by declining consumer confidence, more stringent lending standards, rising gas prices, changes in consumer demand and falling home prices. Our stock price decreased 60% from $11.52 per share as of September 30, 2008, to $4.57 per share as of December 31, 2008 which significantly reduced our total market capitalization. In addition, our total revenues decreased approximately 30% during the fourth quarter of 2008 as compared to the fourth quarter of 2007. During 2008, we recognized impairment expenses totaling $550.9 million, which includes (i) a $499.8 million impairment of all of our goodwill, (ii) a $39.7 million impairment of franchise rights and other intangible assets and (iii) an $11.4 million impairment of certain property and equipment.

The impairment tests indicated an impairment of our intangible assets and certain of our property and equipment. As a result, we recognized the following impairment expenses in 2009 and 2008:

	As of December 31, 2009	As of December 31, 2008
	(In millions)	
Goodwill	$—	$499.8
Manufacturer franchise rights	—	37.1
Property and equipment	5.5	11.4
Other intangible assets	—	2.6
Total impairment expense	5.5	550.9
Less— impairment expenses included in discontinued operations		
Goodwill	—	(8.1)
Manufacturer franchise rights	—	(8.7)
Property and equipment	(5.5)	(5.3)
Other intangible assets	—	(0.1)
Total impairment expenses included in discontinued operations	(5.5)	(22.2)
Total impairment expenses included in continuing operations	$—	$528.7

10. GOODWILL

The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 are as follows:

	Gross Carrying Amount	Less: Accumulated Impairment	Net
		(In millions)	
Balance as of December 31, 2007	$521.2	$ (37.9)	$ 483.3
Goodwill included in Assets Held for Sale as of December 31, 2007	3.2	—	3.2
Acquisitions	17.1	—	17.1
Divestitures	(3.8)	—	(3.8)
Impairment	—	(499.8)	(499.8)
Balance as of December 31, 2008 and 2009	$537.7	$(537.7)	$ —

11. OTHER LONG-TERM ASSETS

	As of December 31, 2009	As of December 31, 2008
	(In millions)	
Manufacturer franchise rights	$18.5	$15.7
Deferred financing costs	10.5	11.4
Notes receivable-finance contracts, long-term, net	3.1	9.2
Cash surrender value of corporate-owned life insurance policies	10.1	8.3
Construction period rent	4.0	4.6
Other	5.6	5.3
Total other long-term assets	$51.8	$54.5

12. FLOOR PLAN NOTES PAYABLE

In September 2008, we entered into floor plan facilities funded predominantly by our brands' captive finance companies for the purchase of new and used inventory at all of our dealerships, except at our Chrysler, Dodge and Jeep dealerships ("Chrysler Dealerships"). In October 2008, we secured a $29.0 million new vehicle floor plan facility with Bank of America for the financing of new vehicle inventory at our Chrysler Dealerships.

As of December 31, 2009, our new vehicle inventory purchases are now financed by the following floor plan providers:

- American Honda Finance—Honda and Acura new vehicle inventory;
- Bank of America—Chrysler, Dodge and Jeep new vehicle inventory—limited to $18.0 million of borrowing availability;
- BMW Financial Services—BMW and MINI new vehicle inventory;
- Comerica Bank—Hino and Isuzu Truck new heavy truck inventory;
- Navistar Financial—International Truck, IC Bus, Workhorse and UD new heavy truck inventory;
- DCFS USA LLC—Mercedes-Benz and smart new vehicle inventory;
- Ford Motor Credit Corporation—Ford, Lincoln, Mercury, Volvo and Mazda, new vehicle inventory;
- General Motors Acceptance Corporation—Chevrolet, Pontiac, Buick, GMC and Cadillac new vehicle inventory;
- JPMorgan Chase Bank, N.A.—Audi, Hyundai, Kia, Land Rover, Jaguar, Porsche, and Volkswagen new vehicle inventory—limited to $30.0 million of borrowing capacity;
- Nissan Motor Acceptance Corporation—Nissan and Infiniti new vehicle inventory;
- PACCAR Financial Services Corporation—Peterbilt new heavy truck inventory;
- Toyota Financial Services—Toyota new vehicle inventory purchased from Gulf States Toyota and Lexus new vehicle inventory; and
- World Omni Financial Corporation—Toyota new vehicle inventory purchased from Southeast Toyota.

Borrowings on all our new vehicle floor plan financing facilities above accrue interest at rates ranging from approximately 1.50% to 3.00% above the London Interbank Offered Rate ("LIBOR") or 0.50% below to 1.50% above the Prime Rate, with some floor plan financing facilities establishing specific prime rate or LIBOR minimums. Other than the limitations under our new vehicle floor plan facilities with Bank of America and JPMorgan Chase, as described above, all of our other new vehicle floor plan facilities do not have stated borrowing limitations. Our floor plan facility with JPMorgan Chase matures in August 2012, and the floor plan facilities with all other lenders have no stated termination date.

Under the terms of the collateral documents entered into with the lenders under our new vehicle floor plan facilities, we and all of our dealership subsidiaries, granted security interests in all of the new vehicle inventory financed under the respective floor plan facilities, as well as the proceeds from the sale of such vehicles, and certain other collateral.

We consider floor plan notes payable to a party that is affiliated with the entity from which we purchase our new vehicle inventory "Floor plan notes payable—trade" and all other floor plan notes payable "Floor plan notes payable—non-trade." As of December 31, 2009, we had $364.6 million of floor plan notes payable—trade and $77.0 million of floor plan notes payable—non-trade outstanding, including amounts classified as Liabilities Associated with Assets Held for Sale.

As of December 31, 2009 and 2008, we had $441.6 million and $633.4 million of floor plan notes payable outstanding, respectively, including $6.9 million and $20.6 million classified as Liabilities Associated with Assets Held for Sale.

JPMorgan Used Vehicle Floor Plan Facility

In October 2008, we entered into the JPMorgan Used Vehicle Floor Plan Facility, against which we use certain of our used motor vehicle inventory as collateral. In March 2009, in connection with the waivers we obtained under our credit facilities with

Bank of America and JPMorgan Chase, we agreed to reduce the total credit availability under our JPMorgan Used Vehicle Floor Plan Facility by $25.0 million to $50.0 million. The JPMorgan Used Vehicle Floor Plan Facility matures on August 15, 2012. Under the JPMorgan Used Vehicle Floor Plan Facility, subject to a borrowing base, we may borrow up to $50.0 million, which amount may be expanded up to $75.0 million in total credit availability upon satisfaction of certain conditions. The amount available for borrowing under the JPMorgan Used Vehicle Floor Plan Facility is limited by the lesser of (i) $50.0 million or (ii) 65% of the net book value of our used vehicle inventory (excluding heavy trucks and our Ford, Lincoln and Mercury inventory) eligible to be used in the borrowing base calculation, less unpaid liens. As of December 31, 2009, we did not have any amounts outstanding and our available borrowings under the JPMorgan Used Vehicle Floor Plan Facility were limited to $32.4 million.

Any loan under the JPMorgan Used Vehicle Floor Plan Facility will bear interest at LIBOR, as adjusted for statutory reserve requirements for Eurocurrency liabilities, plus 2%. If there is a change in the law making it unlawful to make or maintain any loan under the JPMorgan Used Vehicle Floor Plan Facility, then any outstanding loan may be converted to a loan bearing interest at the Prime Rate in effect, plus 2%. Upon an event of default under the JPMorgan Used Vehicle Floor Plan Facility and in addition to exercising the remedies set out below, the lenders may request that we pay interest on the principal outstanding amount of all outstanding loans at the interest rate otherwise applicable to such loan, plus 2% per annum.

Under the terms of the JPMorgan Used Vehicle Floor Plan Facility, we have agreed not to encumber assets, subject to certain exceptions (such as the security interest in new vehicle inventory financed using floor plan arrangements). In addition, the JPMorgan Used Vehicle Floor Plan Facility contains certain negative covenants, including covenants which could prohibit or restrict the payment of dividends, capital expenditures and the dispositions of assets, as well as other customary covenants and default provisions. We are also subject to financial covenants under the terms of the JPMorgan Used Vehicle Floor Plan Facility (refer to further discussion in Note 14 below under "Covenants").

Under the terms of the JPMorgan Used Vehicle Floor Plan Facility, our ability to incur new indebtedness is currently limited to (i) permitted floorplan indebtedness, (ii) real estate loans in an aggregate amount not to exceed $12.0 million, (iii) certain refinancings, refunds, renewals or extensions of existing indebtedness and (iv) other customary permitted indebtedness. At our option and with 30 days' written notice, the indebtedness limitation and total leverage ratio, as described below, may be reinstated to the original terms as set forth in the JPMorgan Used Vehicle Floor Plan Facility prior to the July 2009 amendment. We are also subject to financial covenants under the terms of the JPMorgan Used Vehicle Floor Plan Facility (refer to further discussion in Note 14 below under "Covenants").

The JPMorgan Used Vehicle Floor Plan Facility contains events of default, including cross-defaults to other material indebtedness, change of control events and events of default customary for syndicated commercial credit facilities. Upon the occurrence of an event of default, JPMorgan, as the administrative agent, may (i) require us to immediately repay all outstanding amounts under the JPMorgan Used Vehicle Floor Plan Facility; (ii) terminate the commitment of each lender to make loans; and (iii) exercise on behalf of itself and the other lenders all rights and remedies available to it and the other lenders under the credit agreement.

13. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	As of December 31,	
	2009	2008
	(In millions)	
Accounts payable	$ 43.0	$ 46.2
Loaner vehicle notes payable	28.0	27.7
Accrued compensation	18.5	18.0
Taxes payable (non-income tax)	11.7	11.6
Accrued insurance	12.7	10.7
Accrued interest	9.5	10.5
Accrued finance and insurance chargebacks	8.1	9.5
Other	16.7	17.1
Accounts payable and accrued liabilities	$148.2	$151.3

14. LONG-TERM DEBT

Long-term debt consists of the following:

	As of December 31,	
	2009	2008
	(In millions)	
8% Senior Subordinated Notes due 2014 ($179.4 million face value, net of hedging activity of $4.5 million and $5.6 million, respectively)	$174.9	$173.8
7.625% Senior Subordinated Notes due 2017	143.2	143.2
3% Senior Subordinated Convertible Notes Due 2012 ($54.7 million and $62.0 million face value, respectively, net of discounts of $4.9 million and $7.4 million, respectively)	49.8	54.6
Mortgage notes payable bearing interest at fixed and variable rates (the weighted average interest rates were 3.7% and 5.4% for the years ended December 31, 2009 and 2008, respectively)	169.9	177.5
Revolving credit facility	—	50.0
Other	—	0.6
	537.8	599.7
Less: current portion	(9.0)	(58.8)
Long-term debt	$528.8	$540.9

The aggregate maturities of long-term debt as of December 31, 2009, are as follows (in millions) (a):

2010	$ 9.0
2011	30.5
2012	62.5
2013	109.1
2014	180.3
Thereafter	155.8
	$547.2

(a) Maturities do not include the $4.5 million fair value hedge which reduces the book value of our 8% Subordinated Notes due 2014, or the $4.9 million discount which reduces the book value of our 3% Senior Subordinated Convertible Notes Due 2012.

Our previous independent registered public accounting firm included an explanatory paragraph in its audit report for our 2008 financial statements that indicated there was uncertainty that we would remain in compliance with certain covenants in our debt agreements, and that this uncertainty raised substantial doubt about our ability to continue as a going concern. The inclusion of this explanatory paragraph in the prior year audit report constituted a default under our BofA Revolving Credit Facility, our JPMorgan Used Vehicle Floor Plan Facility and our new vehicle floor plan facility with General Motors Acceptance Corporation. As of March 12, 2009, we had received waivers from all of our associated lending partners with respect to these defaults and, as a result, we were in compliance with the covenants contained in these borrowing facilities.

Revolving Credit Facility

In September 2008, we entered into the BofA Revolving Credit Facility. The BofA Revolving Credit Facility was amended in July 2009. The following discussion includes the impact of the July 2009 amendments unless otherwise stated.

The BofA Revolving Credit Facility matures on August 15, 2012. Under the BofA Revolving Credit Facility, subject to a borrowing base, we may (i) borrow up to $150.0 million, which amount may be expanded up to $200.0 million in total credit availability upon satisfaction of certain conditions; (ii) borrow up to $20.0 million from Bank of America under a swing line of credit; and (iii) request Bank of America to issue letters of credit on our behalf. The amount available for borrowing under the BofA Revolving Credit Facility is subject to a borrowing base calculation, which is reduced on a dollar-for-dollar basis by the

aggregate face amount of any outstanding letters of credit and swing line loans issued by Bank of America. Based on the borrowing base calculation and the $11.4 million of outstanding letters of credit as of December 31, 2009, our available borrowings were limited to $126.1 million. As of December 31, 2009, we did not have any borrowings outstanding under the BofA Revolving Credit Facility.

Any loan (including any swing line loans) under the BofA Revolving Credit Facility will bear interest at a specified percentage above the LIBOR or Base Rate (as defined therein), at our option, according to a utilization rate-based pricing grid set forth below:

Pricing Level	Utilization Rate	Commitment Fee	Letter of Credit Fee	Eurodollar Rate +	Base Rate +
1	Less than or equal to 25%	0.40%	2.75%	3.00%	2.00%
2	Less than or equal to 50% but greater than 25%	0.50%	3.25%	3.50%	2.50%
3	Greater than 50%	0.60%	3.75%	4.00%	3.00%

Under the terms of the BofA Revolving Credit Facility, we agreed not to pledge any assets to a third party, subject to certain exceptions (such as the security interest in new vehicle inventory financed using floor plan arrangements and used vehicles used as collateral under our floor plan facility with JPMorgan Chase Bank, N.A.). In addition, the BofA Revolving Credit Facility contains certain negative covenants, including covenants which could prohibit or restrict the payment of dividends, equity and debt repurchases, capital expenditures and material dispositions of assets, as well as other customary covenants and default provisions.

Under the terms of the BofA Revolving Credit Facility, our ability to incur new indebtedness is currently limited to (i) permitted floorplan indebtedness, (ii) real estate loans in an aggregate amount not to exceed $12.0 million, (iii) certain refinancings, refunds, renewals or extensions of existing indebtedness and (iv) other customary permitted indebtedness. At our option and with 30 days' written notice, the indebtedness limitation and total leverage ratio, as described below, may be reinstated at any time after April 30, 2010 to the terms as set forth in the BofA Revolving Credit Facility prior to the July 2009 amendment. We are also subject to financial covenants under the terms of the BofA Revolving Credit Facility (refer to further discussion below under "Covenants").

The BofA Revolving Credit Facility contains events of default, including cross-defaults to other material indebtedness, change of control events and events of default customary for syndicated commercial credit facilities. Upon the occurrence of an event of default, Bank of America, as the administrative agent, may (i) require us to immediately repay all outstanding amounts under the BofA Revolving Credit Facility; (ii) declare the commitment of each lender to make loans and any obligation of the Bank of America to extend letters of credit terminated; (iii) require us to cash collateralize any letter of credit obligations; and (iv) exercise on behalf of itself and the other lenders all rights and remedies available to it and the other lenders under the credit agreement and each of the other loan documents.

Under the terms of collateral documents entered into with the lenders under the BofA Revolving Credit Facility, the lenders have a security interest in certain of our personal property other than fixtures and certain other excluded property. Our subsidiaries also guarantee our obligations under the BofA Revolving Credit Facility.

Mortgage Notes Payable

We have a master loan agreement with Wachovia Bank, National Association, a national banking association, and Wachovia Financial Services, Inc., a North Carolina corporation (together referred to as "Wachovia", and the master loan agreement being referred to as the "Wachovia Master Loan Agreement"). Pursuant to the terms of the Wachovia Master Loan Agreement, Wachovia has extended credit to certain of our subsidiaries guaranteed by us through a series of related but separate loans (collectively, the "Wachovia Mortgages") for previously leased real estate comprised of 29 properties located in Florida, North Carolina, Virginia, Georgia, Arkansas and Texas. Each of the Wachovia Mortgages is secured by the related underlying property and bears interest at 1-month LIBOR plus 2.95%. We are required to make monthly principal payments based on a straight-line twenty year amortization schedule, with balloon repayment of all outstanding principal amounts due in June 2013. As of December 31, 2009 and 2008, the aggregate principal amount of the Wachovia Mortgages was $129.2 million and $144.1 million, respectively, of

which $8.0 million was classified as Liabilities Held for Sale on the accompanying Consolidated Balance Sheet as of December 31, 2008. These obligations are collateralized by the related real estate with a carrying value of $183.3 million and $194.7 million as of December 31, 2009 and 2008, respectively, of which $8.2 million was classified as Assets Held for Sale on the accompanying Consolidated Balance Sheet as of December 31, 2008.

The Wachovia Master Loan Agreement contains customary events of default, including, change of control, non-payment of obligations and cross-defaults. We are also subject to financial covenants under the terms of the guarantees related to the Wachovia Master Loan Agreement. Upon an event of default, Wachovia may, among other things, (i) accelerate the Wachovia Mortgages; (ii) opt to have the principal amount outstanding under the Wachovia Mortgages bear interest at 1-month LIBOR, plus 5.95% from the time it chooses to accelerate the repayment of the Wachovia Mortgages until the Wachovia Mortgages are paid in full; and (iii) foreclose on and sell some or all of the properties underlying the Wachovia Mortgages; and cause a cross-default on certain of our other debt obligations.

In May 2009, we amended the Wachovia Master Loan Agreement. The key components of this amendment are as follows:

- The removal of the total leverage ratio financial covenant through the full term of the agreement;
- Significant additional limitations on our ability to incur new indebtedness other than (i) permitted floorplan indebtedness, (ii) a one-time real estate loan in an amount not to exceed $12.0 million, (iii) certain refinancings, refunds, renewals or extensions of existing indebtedness and (iv) other customary permitted indebtedness;
- At our option and with 30 days' notice, after April 30, 2010, we may revert back to our original total leverage ratio financial covenant and remove the limitation related to any new indebtedness; and
- A modification to the definition of (i) EBITDA, excluding gains or losses on the repurchase of debt, and (ii) Fixed Charges, excluding non-cash, non-floor plan interest expense and the cash portion of income taxes associated with gains on the repurchase of long-term debt.

The Wachovia Master Loan Agreement also contains customary representations and warranties and the guarantees under such agreements contain negative covenants by the Borrowers, including, among other things, covenants not to, with permitted exceptions, (i) incur any additional debt; (ii) create any additional liens on the Property (as defined in the Wachovia Master Loan Agreement); and (iii) enter into any sale-leaseback transactions in connection with the underlying properties.

In addition to the mortgages mentioned above, we had four real estate mortgage notes payable totaling $40.7 million and $41.4 million as of December 31, 2009 and 2008, respectively. These obligations mature between 2011 and 2018 and are collateralized by the related real estate with a carrying value of $63.4 million and $63.6 million as of December 31, 2009 and 2008, respectively.

Subordinated Note Repurchases

As of December 31, 2009, we had $377.3 million in aggregate principal amount of subordinated notes outstanding, including: $54.7 million of 3% Notes, $179.4 million of 8% Notes and $143.2 million of 7.625% Notes. During the fourth quarter of 2009, we repurchased $7.3 million of our 3% Notes for a total cost of $6.4 million. We recorded a $0.1 million gain associated with the repurchase of these subordinated notes, net of the pro-rata write-off of $0.1 million of related unamortized debt issuance costs and $0.7 million of related unamortized discount associated with the repurchased 3% Notes, which is included in Gain (Loss) on Extinguishment of Long-Term Debt in the accompanying Consolidated Statements of Income (Loss).

During 2008, we repurchased $59.8 million of our 3% Notes and 7.625% Notes for a total cost of $24.0 million. We recorded a $27.9 million gain associated with the repurchase of these notes, net of the pro-rata write-off of $1.4 million of related unamortized debt issuance costs and $6.5 million of related unamortized discount associated with the repurchased 3% Notes, which is included in Gain (Loss) on Extinguishment of Long-Term Debt in the accompanying Consolidated Statements of Income (Loss).

We may from time to time repurchase subordinated notes in open market purchases or privately negotiated transactions. The decision to repurchase subordinated notes will be dependent upon prevailing market conditions, our liquidity position, and other

factors. On February 17, 2010 our Board of Directors authorized us to use up to an additional $30.0 million of cash to repurchase debt securities and/or make unscheduled principal payments on our existing mortgages. Currently, our BofA Revolving Credit Facility and our JPMorgan Used Vehicle Floor Plan Facility limit our ability to purchase our debt securities to $30.0 million per calendar year, plus 50% of the net proceeds from any asset sales during any given calendar year.

3% Senior Subordinated Convertible Notes due 2012

We had $54.7 million in aggregate principal amount of our 3% Notes outstanding as of December 31, 2009. We pay interest on the 3% Notes on March 15 and September 15 of each year until their maturity on September 15, 2012. If and when the 3% Notes are converted, we will pay cash for the principal amount of each Note and, if applicable, shares of our common stock based on a daily conversion value calculated on a proportionate basis for each volume weighted average price ("VWAP") trading day (as defined in the indenture governing the 3% Notes) in the relevant 30 VWAP trading day observation period. The initial conversion rate for the 3% Notes was 29.4172 shares of common stock per $1,000 principal amount of 3% Notes, which was equivalent to an initial conversion price of $33.99 per share. As of December 31, 2009, the conversion rate of our 3% Notes was equivalent to a per share stock price of $33.73, which was reduced as the result of our decision to pay dividends at a rate in excess of the $0.20 per share we were paying at the date of issuance of the 3% Notes. The conversion rate is subject to adjustment in some events, but is not adjusted for accrued interest.

Our 3% Notes are fully and unconditionally guaranteed, on a joint-and-several basis, by all of our current wholly-owned subsidiaries. We are a holding company that has no material independent assets or operations. Any subsidiary other than the subsidiary guarantors are immaterial. In addition, there are no restrictions on the ability of our consolidated subsidiaries to transfer funds to us. The terms of our 3% Notes, in certain circumstances, restrict our ability to, among other things, enter into merger transactions or sell all or substantially all of our assets.

In connection with the sale of our 3% Notes, we entered into convertible note hedge transactions with respect to our common stock with Deutsche Bank AG, London Branch and Goldman, Sachs & Co. (collectively, the "Counterparties"). The convertible note hedge transactions require the Counterparties to deliver to us, subject to customary anti-dilution adjustments, certain shares of our common stock upon conversion of the 3% Notes as discussed in greater detail below. In connection with the repurchase of $53.0 million of 3% Notes, a pro-rata portion of the convertible note hedge was terminated.

We also, in connection therewith entered into separate warrant transactions whereby we sold to the Counterparties warrants to acquire, subject to customary anti-dilution adjustments, shares of our common stock at an initial strike price of $45.09 per share, which was a 62.50% premium over the then-current market price of our common stock at the time of pricing. As of December 31, 2009, the strike price was $44.74 as a result of our decision to pay dividends at a rate in excess of the $0.20 per share we were paying at the date we entered into the warrant transactions.

The convertible note hedge and warrant transactions are separate contracts and are not part of the terms of the 3% Notes, as such, they do not affect the holders' rights under the 3% Notes. Holders of the 3% Notes do not have any rights with respect to the convertible note hedge and warrant transactions. The convertible hedge and warrant transactions will essentially have the effect of increasing the conversion price of the 3% Notes to $44.74 per share. The convertible note hedge and warrant transactions are expected to offset the potential dilution upon conversion of the 3% Notes in the event that the market value per share of our common stock at the time of conversion is between $33.73 and $44.74.

The convertible note hedge transactions represent purchase options of our common stock. At the issuance, there were 3.4 million shares of our common stock underlying the convertible note hedge transactions, with 4.1 million shares representing the maximum number of shares that we could receive thereunder. The initial exercise price of the convertible note hedge contracts was $33.99. The exercise price is subject to certain adjustments which mirror the adjustments to the conversion price of the 3% Notes (including for subsequent changes in our dividend). In connection with entering into the convertible note hedge transactions, we paid a premium of $167.90 per option (or $19.3 million in total for the 115,000 options that we purchased). A portion of the options will be exercised upon the conversion of our 3% Notes and each such exercise will be settled in shares of our common stock. The convertible note hedge transactions will expire on the earlier of (i) the last day on which any convertible notes remain outstanding and (ii) the third scheduled trading day immediately preceding September 15, 2012. In connection with the repurchase

of $53.0 million of our 3% Notes, a pro-rata portion of the convertible note hedges was terminated. As a result, as of December 31, 2009, there were 2.2 million shares representing the maximum number of shares that we could receive under the convertible note hedge transactions.

The warrant transactions represent net call options. On exercise of the warrants, we are obligated to deliver a number of shares of our common stock to the Counterparties in an amount based on the excess of the market value per share of our common stock over the strike price of the warrants. At issuance, there were 3.4 million shares of our common stock underlying the warrant transactions, with 6.8 million shares representing the maximum number of shares of our common stock required to be issued to the Counterparties. In connection with the warrant transactions, we received a premium of $77.60 per option (or $8.9 million in total for the 115,000 options that we sold.) The warrant transactions are divided into 80 components that expire at various dates from December 14, 2012 through April 11, 2013. In connection with the repurchase of $53.0 million of our 3% Notes, a portion of the warrants was terminated. As a result, as of December 31, 2009, there were 4.9 million shares representing the maximum number of shares required to be issued to the Counterparties.

7.625% Senior Subordinated Notes due 2017

We had $143.2 million in aggregate principal amount of our 7.625% Notes outstanding as of December 31, 2009. We pay interest on the 7.625% Notes on March 15 and September 15 of each year until their maturity on March 15, 2017. At any time during the term of the 7.625% Notes, we may choose to redeem all or a portion of the 7.625% Notes at a price equal to 100% of their principal amount plus the make-whole premium set forth in the 7.625% Notes indenture. At any time on or after March 15, 2012, we may, at our option, choose to redeem all or a portion of these notes at a redemption price equal to 103.813% of the aggregate principal amount of the 7.625% Notes. The redemption price is reduced on each subsequent March 15 by approximately 1.3% until the price reaches 100% of the aggregate principal amount on March 15, 2015 and thereafter. On or before March 15, 2010, we may, at our option, use the net proceeds of one or more equity offerings to redeem up to 35% of the aggregate principal amount of the 7.625% Notes at a redemption price equal to 107.625% of such principal amount plus accrued and unpaid interest thereon.

Our 7.625% Notes are fully and unconditionally guaranteed, on a joint-and-several basis, by all of our current wholly-owned subsidiaries and will be so guaranteed by all of our future domestic subsidiaries that have outstanding, incur or guarantee any other indebtedness. The terms of our 7.625% Notes, in certain circumstances, restrict our ability to, among other things, incur additional indebtedness, pay dividends, repurchase our common stock and merge or sell all or substantially all our assets.

8% Senior Subordinated Notes due 2014

We had $179.4 million in aggregate principal amount of our 8% Notes outstanding as of December 31, 2008. We pay interest on March 15 and September 15 of each year until maturity of the 8% Notes on March 15, 2014. At any time on or after March 15, 2009, we may, at our option, choose to redeem all or a portion of these notes at a redemption price that begins at 104.0% of the aggregate principal amount of the 8% Notes. The redemption price is reduced on each subsequent March 15 by approximately 1.3% until the price reaches 100% of the aggregate principal amount on March 15, 2012.

Our 8% Notes are fully and unconditionally guaranteed, on a joint-and-several basis, by all of our current wholly-owned subsidiaries and will be so guaranteed by all of our future domestic subsidiaries that have outstanding, incur or guarantee any other indebtedness. The terms of our 8% Notes, in certain circumstances, restrict our ability to, among other things, incur additional indebtedness, pay dividends, repurchase our common stock and merge or sell all or substantially all our assets.

Covenants

We are subject to a number of financial covenants in our various debt and lease agreements, including those described below. Effective December 31, 2009, we obtained waivers for two of our stores associated with the violation of a store-level covenant under the Wachovia Master Loan agreement. The violation of these store-level covenants did not have a material impact on our financial condition or operating performance. Other than these two store-level occurrences, we were in compliance with all of our financial covenants throughout 2009. Failure to satisfy any of our debt covenants would constitute a default under the

relevant debt agreements, which would entitle the lenders under such agreements to terminate our ability to borrow under the relevant agreements and accelerate our obligations to repay outstanding borrowings, if any, unless compliance with the covenants is waived. In many cases, defaults under one of our agreements could trigger cross default provisions in our other agreements. If we are unable to remain in compliance with our financial or other covenants, we would be required to seek waivers or modifications of our covenants from our lenders, or we would need to raise debt and/or equity financing or sell assets to generate proceeds sufficient to repay such debt. We cannot give any assurance that we would be able to successfully take any of these actions on terms, or at times, that may be necessary or desirable.

Our BofA Revolving Credit Facility, JPMorgan Used Vehicle Floor Plan Facility and certain of our mortgages and/or guarantees related to such mortgages include financial covenants with requirements as set forth in the table below (capitalized terms represent terms defined in the applicable agreements). In July 2009, we amended the BofA Revolving Credit Facility, which among other things, eliminated the total leverage ratio and reduced the fixed charge coverage ratio from 1.20 to 1.00 to 1.10 to 1.00 for each four fiscal quarter period ending on or before September 30, 2010. At our option and with 30 days' written notice, the indebtedness limitation, as described above and total leverage ratio may be reinstated at any time after April 30, 2010, to the terms as set forth in the BofA Revolving Credit Facility prior to the July 2009 amendment.

	Requirement	December 31, 2009	Pass / Fail
Current Ratio	> 1.20 to 1	1.57	Pass
Fixed Charge Coverage Ratio	> 1.10 to 1	1.53	Pass
Consolidated Total Senior Leverage Ratio	< 3.00 to 1	1.61	Pass

Our guarantees under the Wachovia Master Loan Agreement include certain financial covenants with requirements as set forth in the table below (capitalized terms represent terms defined in the agreements). In May 2009, we amended the Wachovia Master Loan Agreement, which among other things, eliminated the requirement that we comply with the total leverage ratio and imposed significant additional limitations on our ability to incur new indebtedness. At our option and with 30 days' written notice, the indebtedness limitation, as described above and total leverage ratio may be reinstated to the terms as set forth in the Wachovia Master Loan Agreement prior to the May 2009 amendment.

	Requirement	December 31, 2009	Pass /Fail
Current Ratio	> 1.20 to 1	1.57	Pass
Fixed Charge Coverage Ratio	> 1.20 to 1	1.64	Pass
Adjusted Net Worth	> $350.0 million	$625.0 million	Pass

Certain of our lease agreements include financial covenants with the requirements in the table below (capitalized terms represent terms defined in the applicable agreements) and incorporate by reference the financial covenants set forth in the BofA Revolving Credit Facility. A breach of any of these covenants could immediately give rise to certain landlord remedies under our various lease agreements, the most severe of which include the following: (a) termination of the applicable lease and/or other leases with the same or an affiliated landlord under a cross-default provision, (b) eviction from the premises; and (c) the landlord would have a claim for any or all of the following: (i) damages suffered by landlord by reason of the default, equal to rent and other amounts payable by tenant under the lease prior to the default plus other fees and costs incurred by landlord; and (ii) additional damages, either payable monthly in an amount equal to the rent due under the lease less the amount of rent, if any, received by landlord from a substitute tenant, or payable in a lump sum equal to the present value of the sum of the amount by which all remaining sums due under the lease exceeds the fair market rental value of the premises for the same period, plus landlord's expense and value of all vacancy periods projected by landlord to be incurred in connection with reletting the premises.

	Requirement	December 31, 2009	Pass / Fail
Current Ratio	> 1.20 to 1	1.63	Pass
EBITDAR Ratio	> 1.50 to 1	2.00	Pass

15. FINANCIAL INSTRUMENTS AND FAIR VALUE

Financial instruments consist primarily of cash, contracts-in-transit, accounts receivable, notes receivable, cash surrender value of corporate-owned life insurance policies, accounts payable, floor plan notes payable, long-term debt and interest rate swap agreements. The carrying amounts of our financial instruments, with the exception of long-term debt, approximate fair value due either to their short-term nature or existence of variable interest rates, which approximate market rates. The fair market value of our long-term debt is based on reported market prices. A summary of the carrying values and fair values of our 8% Notes, 7.625% Notes and our 3% Notes are as follows:

	As of	
	December 31, 2009	December 31, 2008
	(In millions)	
Carrying Value:		
8% Senior Subordinated Notes due 2014 ($179.4 million face value, net of hedging activity of $4.5 million and $5.6 million, respectively)	$174.9	$173.8
7.625% Senior Subordinated Notes due 2017	143.2	143.2
3% Senior Subordinated Convertible Notes due 2012 ($54.7 million and $62.0 million face value, respectively, net of discounts of $4.9 million and $7.4 million, respectively)	49.8	54.6
Total carrying value	$367.9	$371.6
Fair Value:		
8% Senior Subordinated Notes due 2014	$178.7	$ 85.2
7.625% Senior Subordinated Notes due 2017	135.0	64.4
3% Senior Subordinated Convertible Notes due 2012	48.0	23.3
Total fair value	$361.7	$172.9

We have an interest rate swap with a current notional principal amount of $125.0 million. The swap was designed to provide a hedge against changes in interest rates of our variable rate floor plan notes payable through maturity in June 2013. This swap is collateralized by Company assets that do not otherwise have a first priority lien. This interest rate swap qualifies for cash flow hedge accounting treatment and will contain minor ineffectiveness.

We have a separate interest rate swap with a current notional principal amount of $12.2 million. The swap was designed to provide a hedge against changes in interest rates of our variable rate mortgage notes payable through maturity in June 2011. The notional value of this swap is reduced over its term. This interest rate swap qualifies for cash flow hedge accounting treatment and will contain minor ineffectiveness.

Information about the effect of derivative instruments on the accompanying Consolidated Statement of Income for the year ended December 31, 2009 (in millions):

Derivative in Cash Flow Hedging relationships	Effective Results Recognized in AOCI (Effective Portion)	Location of Results Reclassified from AOCI to Earnings	Amount Reclassified from AOCI to Earnings– Active Swaps	Amount Reclassified from AOCI to Earnings– Terminated Swaps	Ineffective Results Recognized in Earnings	Location of Ineffective Results
Interest rate swaps	$(5.3)	Floor plan interest expense	$(4.6)	$—	$—	NA
Interest rate swaps	$(0.3)	Other interest expense	$(0.5)	$—	$—	NA
Interest rate swaps	NA	Floor plan interest expense	NA	$(0.4)	$—	NA

Information about the effect of derivative instruments on the Consolidated Statement of Loss for the year ended December 31, 2008 (in millions):

Derivative in Cash Flow Hedging relationships	Effective Results Recognized in AOCI (Effective Portion)	Location of Results Reclassified from AOCI to Earnings	Amount Reclassified from AOCI to Earnings–Active Swaps	Amount Reclassified from AOCI to Earnings–Terminated Swaps	Ineffective Results Recognized in Earnings	Location of Ineffective Results
Interest rate swaps ...	$(9.0)	Floor plan interest expense	$(3.6)	$(0.7)	$—	Floor plan interest expense
Interest rate swaps ...	$(0.5)	Other interest expense	$(0.2)	$—	$—	Other interest expense

On the basis of yield curve conditions as of December 31, 2009, we anticipate that the amount expected to be reclassified out of Accumulated Other Comprehensive Income ("AOCI") into earnings in the next 12 calendar months will be a loss of $4.7 million. However, this anticipated $4.7 million loss relates to hedging activity that fixes the interest rates on only 23% of our variable rate debt, including floor plan notes payable and, therefore, if the current low interest rate environment continues we believe we would experience a benefit from such interest rates on 77% of our variable rate debt.

Fair Values of Derivative Instruments on the accompanying Consolidated Balance Sheet as of December 31, 2009 (in millions):

	Asset Derivatives		Liability Derivatives	
Derivatives Designed as Hedging Instruments	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest Rate Swaps	Other Long-Term Assets	N/A	Other Long-Term Liabilities	$8.1
Interest Rate Swaps	Other Current Assets	N/A	Accrued Liabilities	$0.3

Fair Values of Derivative Instruments on the Consolidated Balance Sheet as of December 31, 2008 (in millions):

	Asset Derivatives		Liability Derivatives	
Derivatives Designed as Hedging Instruments	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Interest Rate Swaps	Other Long-Term Assets	N/A	Other Long-Term Liabilities	$7.4

Fair value estimates reflect making a credit adjustment to the discount rate applied to all expected cash flows under the swap. Other than that assumption, all other inputs reflect level 2 inputs.

Market Risk Disclosures as of December 31, 2009:

Instruments entered into for trading purposes—None

Instruments entered into for hedging purposes (in millions)—

Type of Derivative	Notional Size	Fixed Rate	Underlying Rate	Expiration	Fair Value
Interest Rate Swap	$125.0	4.0425%	1 month LIBOR	2013	$(7.8)
Interest Rate Swap*	$ 12.2	6.0800%	1 month LIBOR plus 175 basis points	2011	$(0.6)

Market Risk Disclosures as of December 31, 2008:

Instruments entered into for trading purposes—None

Instruments entered into for hedging purposes (in millions)—

Type of Derivative	Notional Size	Fixed Rate	Underlying Rate	Expiration	Fair Value
Interest Rate Swap	$125.0	4.0425%	1 month LIBOR	2013	$(6.8)
Interest Rate Swap*	$ 12.9	4.3300%	1 month LIBOR	2011	$(0.6)

* This swap is amortizing. Immediately prior to maturity, its notional value will be $11.3 million.

In determining fair value, we use various valuation approaches, including market, income and/or cost approaches. Accounting standards establish a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect our assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that we have the ability to access. Assets utilizing Level 1 inputs include exchange-traded equity securities that are actively traded.

Level 2—Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly. Assets and liabilities utilizing Level 2 inputs include fair value and cash flow swap instruments.

Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement. Asset and liability measurements utilizing Level 3 inputs include those used in estimating fair value of non-financial assets and non-financial liabilities in purchase acquisitions, those used in assessing impairment and those used in the reporting unit valuation in the first step of the annual goodwill impairment evaluation.

The availability of observable inputs can vary and is affected by a wide variety of factors. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment required to determine fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant who holds the asset or owes the liability rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, our assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. We use inputs that are current as of the measurement date, including during periods when the market may be abnormally high or abnormally low.

Valuation Techniques

The fair value of cash flow swaps is calculated as the present value of expected future cash flows, determined on the basis of forward interest rates and present value factors. As such, the carrying amounts for these swaps are designated to be level 2 fair values and totaled $8.1 million as of December 31, 2009. The carrying value of these swaps is included in Other Long-Term Liabilities on the accompanying Consolidated Balance Sheet as of December 31, 2009.

The fair value of assets held for sale used to determine the impairment expense we incurred in the fourth quarter of 2009 were determined with the assistance of third-party desktop appraisals and real estate brokers and are designated to be level 3 fair values.

16. INCOME TAXES

The components of income tax expense (benefit) from continuing operations are as follows:

	For the Years Ended December 31,		
	2009	2008	2007
		(In millions)	
Current:			
Federal	$ 0.9	$ 21.0	$19.4
State	(1.4)	(0.1)	0.1
Subtotal	(0.5)	20.9	19.5
Deferred:			
Federal	12.2	(128.7)	4.1
State	2.7	(26.2)	1.9
Subtotal	14.9	(154.9)	6.0
Total	$14.4	$(134.0)	$25.5

A reconciliation of the statutory federal rate to the effective tax rate from continuing operations is as follows:

	For the Years Ended December 31,		
	2009	2008	2007
		(In millions)	
Provision at the statutory rate	$13.5	$(160.1)	$24.9
Increase (decrease) resulting from:			
State income tax (benefit) expense, net	1.2	(14.3)	1.7
Non deductible secondary offering expenses	—	—	0.1
Book goodwill in excess of tax goodwill associated with impairment expense and divestitures	—	41.1	—
Loss (gains) on corporate owned life insurance policies	(0.4)	1.1	—
Tax credits received	(0.1)	(0.2)	(0.6)
Release of valuation allowance	—	(1.1)	(0.4)
Other	0.2	(0.5)	(0.2)
Provision for income taxes	$14.4	$(134.0)	$25.5

The tax effects of temporary differences representing deferred tax assets (liabilities) result principally from the following:

	December 31,	
	2009	2008
	(In millions)	
Reserves and accruals	$ 18.9	$ 20.1
Net operating loss ("NOL") and carryforwards	3.6	1.7
Goodwill impairment (amortization)	67.9	86.5
Depreciation	(2.1)	(1.2)
Accumulated other comprehensive income	3.6	3.7
Equity call option	—	(0.5)
State tax deferred items	0.5	0.5
Other	0.6	—
Net deferred tax asset	$ 93.0	$110.8

	December 31,	
	2009	2008
	(In millions)	
Balance sheet classification:		
Deferred tax assets:		
Current	$ 9.8	$ 11.1
Long-term	98.6	104.9
Deferred tax liabilities:		
Current	(1.2)	(0.2)
Long-term	(14.2)	(5.0)
Net deferred tax asset	$ 93.0	$110.8

As of December 31, 2009, our net operating losses were set to expire between 2010 and 2022.

We adopted a new accounting standard related to the recognition of income tax benefits on January 1, 2007. As of December 31, 2009, the net amount of our unrecognized tax benefits was $1.2 million, all of which, if recognized, would affect our effective tax rate. A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

In Millions	Gross Liability for Unrecognized Tax Benefits
Balance at January 1, 2008	$ 4.8
Additions for Tax Positions of Current Year	0.1
Additions for Tax Positions of Prior Year	1.6
Reduction for Tax Positions of Prior Years	(0.7)
Reduction for Lapse of Statute of Limitations	(1.2)
Effective Settlements	—
Balance at December 31, 2008	4.6
Additions for Tax Positions of Current Year	0.3
Additions for Tax Positions of Prior Year	0.1
Reduction for Tax Positions of Prior Years	(0.4)
Reduction for Lapse of Statute of Limitations	(1.2)
Effective Settlements	(1.9)
Balance at December 31, 2009	$ 1.5

We recognize interest and penalties related to unrecognized tax benefits in income tax expense. Included in the liability for unrecognized tax benefits was accrued interest of $0.3 million and no amount for penalties, as of December 31, 2009.

The statute of limitations related to the consolidated Federal income tax return is closed for all tax years up to and including 2005, with the exception of the 2004 consolidated tax return with no unrecognized tax benefits. In addition, the IRS has conducted and closed a Joint Committee Audit for the consolidated Federal consolidated tax returns for the 2004 and 2005 tax years.

The expiration of the statute of limitations related to the various state income tax returns that we and our subsidiaries file varies by state. The 2006 through 2008 tax years generally remain subject to examination by most state tax authorities. We do not anticipate any material changes related to unrecognized tax benefits, individually or in the aggregate, to occur within the next twelve months.

17. OTHER LONG-TERM LIABILITIES

Other long-term liabilities consist of the following:

	As of December 31,	
	2009	2008
	(In millions)	
Deferred compensation liability	$ 7.6	$ 7.9
Interest rate swap liabilities	8.1	7.4
Accrued finance and insurance chargebacks	5.2	5.7
Deferred rent	6.3	3.3
Other	2.5	4.5
Other long-term liabilities	$29.7	$28.8

18. DISCONTINUED OPERATIONS AND DIVESTITURES

During the year ended December 31, 2009, we sold four franchises (three dealership locations) and closed six franchises (three dealership locations), and as of December 31, 2009, there were two franchises (two dealership locations) pending disposition. The accompanying Consolidated Statements of Income (Loss) for the years ended December 31, 2008 and 2007, have been reclassified to reflect the status of our discontinued operations as of December 31, 2009.

The following table provides further information regarding our discontinued operations as of December 31, 2009, and includes the results of businesses sold prior to December 31, 2009:

	For the Year Ended December 31, 2009			For the Year Ended December 31, 2008			For the Year Ended December 31, 2007		
	Sold/ Closed	Pending Disposition	Total	Sold/ Closed(a)	Pending Disposition(b)	Total	Sold/ Closed(c)	Pending Disposition(b)	Total
				(Dollars in millions)					
Franchises:									
Mid-line domestic	7	—	7	15	—	15	15	—	15
Mid-line import	1	1	2	2	1	3	2	1	3
Value	—	—	—	1	—	1	3	—	3
Luxury	2	1	3	4	1	5	4	1	5
Total	10	2	12	22	2	24	24	2	26
Revenues	$ 80.4	$66.4	$146.8	$292.8	$89.4	$382.2	$501.7	$110.8	$612.5
Cost of sales	66.2	56.5	122.7	244.2	76.0	320.2	420.7	94.5	515.2
Gross profit	14.2	9.9	24.1	48.6	13.4	62.0	81.0	16.3	97.3
Operating expenses	27.6	11.4	39.0	51.0	13.9	64.9	68.3	14.1	82.4
Impairment expenses	2.4	3.1	5.5	17.7	4.5	22.2	—	—	—
Income (loss) from operations	(15.8)	(4.6)	(20.4)	(20.1)	(5.0)	(25.1)	12.7	2.2	14.9
Other expense, net	(0.9)	—	(0.9)	(5.1)	(0.5)	(5.6)	(6.0)	(1.0)	(7.0)
Gain/(loss) on disposition	3.8	—	3.8	(0.5)	—	(0.5)	(2.0)	—	(2.0)
Income (loss) before income taxes	(12.9)	(4.6)	(17.5)	(25.7)	(5.5)	(31.2)	4.7	1.2	5.9
Income tax benefit (expense)	4.9	1.8	6.7	9.0	1.9	10.9	(1.8)	(0.5)	(2.3)
Discontinued operations, net of tax	$ (8.0)	$(2.8)	$(10.8)	$(16.7)	$(3.6)	$(20.3)	$ 2.9	$ 0.7	$ 3.6

(a) Franchises were sold between January 1, 2008 and December 31, 2009
(b) Franchises placed into discontinued operations in 2009 and pending disposition as of December 31, 2009
(c) Franchises were sold between January 1, 2007 and December 31, 2009

19. SUPPLEMENTAL CASH FLOW INFORMATION

During the years ended December 31, 2009, 2008 and 2007, we made interest payments, including amounts capitalized, totaling $55.2 million, $71.2 million and $78.2 million, respectively.

During the year ended December 31, 2009, we received income tax refunds, net of payments made, of $3.9 million. During the years ended December 31, 2008 and 2007, we made income tax payments, net of refunds received, totaling $8.8 million and $19.1 million, respectively.

The following items are included in Other Adjustments to reconcile net income (loss) to cash flow from operating activities:

	For the Years Ended December 31,		
	2009	2008	2007
Accelerated rent expense associated with abandoned rental properties	$ 4.0	$ —	$ —
Amortization of deferred financing fees	2.8	2.4	2.6
Convertible debt discount amortization	1.8	3.0	2.4
Swap amortization	1.5	1.7	1.8
Depreciation and amortization from discontinued operations	1.2	2.0	1.9
Deferred compensation expense (income)	1.4	(2.9)	1.9
(Gain) loss on sale of assets	(2.9)	1.2	2.0
Unrealized (gain) loss on deferred compensation investments	(1.1)	3.2	0.1
Other individually immaterial items	0.4	1.6	0.8
Other adjustments, net	$ 9.1	$12.2	$13.5

20. LEASE OBLIGATIONS

We lease various facilities, real estate and equipment primarily under operating lease agreements, most of which have remaining terms from one to twenty years. Certain of our leases contain renewal options and rent escalation clauses. We record rent expense on a straight-line basis over the life of the lease for lease agreements where the rent escalates at fixed rates over time. Rent expense from continuing operations totaled $40.4 million, $45.5 million and $50.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, we had no material capital lease obligations.

Future minimum payments under long-term, non-cancelable operating leases as of December 31, 2009, are as follows:

	Operating	Capital	Total
		(In millions)	
2010	$ 40.9	$—	$ 40.9
2011	40.2	—	40.2
2012	38.9	—	38.9
2013	35.9	—	35.9
2014	30.6	—	30.6
Thereafter	152.0	—	152.0
Total minimum lease payments	$338.5	$—	$338.5

Certain of our lease agreements include financial covenants with the requirements in the table below (capitalized terms represent terms defined in the applicable agreements) and incorporate by reference the financial covenants set forth in the BofA Revolving Credit Facility. A breach of any of these covenants could immediately give rise to certain landlord remedies under our various lease agreements, the most severe of which include the following: (a) termination of the applicable lease and/or other leases with the same or an affiliated landlord under a cross-default provision, (b) eviction from the premises; and (c) the landlord would have a claim for any or all of the following: (i) damages suffered by landlord by reason of the default, equal to rent and other amounts payable by tenant under the lease prior to the default plus other fees and costs incurred by landlord; and (ii) additional damages, either payable monthly in an amount equal to the rent due under the lease less the amount of rent, if any, received by landlord from a substitute tenant, or payable in a lump sum equal to the present value of the sum of the amount by which all remaining sums due under the lease exceeds the fair market rental value of the premises for the same period, plus landlord's expense and value of all vacancy periods projected by landlord to be incurred in connection with reletting the premises.

	Requirement	December 31, 2009	Pass / Fail
Current Ratio	> 1.20 to 1	1.63	Pass
EBITDAR Ratio	> 1.50 to 1	2.00	Pass

21. COMMITMENTS AND CONTINGENCIES

A significant portion of our business involves the sale of vehicles, parts or vehicles composed of parts that are manufactured outside the United States of America. As a result, our operations are subject to customary risks of importing merchandise, including fluctuations in the relative values of currencies, import duties, exchange controls, trade restrictions, work stoppages and general political and socio-economic conditions in foreign countries. The United States of America or the countries from which our products are imported may, from time to time, impose new quotas, duties, tariffs or other restrictions, or adjust presently prevailing quotas, duties or tariffs, which may affect our operations and our ability to purchase imported vehicles and/or parts at reasonable prices.

Manufacturers may direct us to implement costly capital improvements to dealerships as a condition upon entering into franchise agreements with them. Manufacturers also typically require that their franchises meet specific standards of appearance. These factors, either alone or in combination, could cause us to divert our financial resources to capital projects from uses that management believes may be of higher long-term value.

Our dealerships are party to dealer and framework agreements with a number of vehicle manufacturers. In accordance with these agreements, each dealership is subject to certain rights and restrictions typical of the industry. The ability of the manufacturers to influence the operations of the dealerships or the loss of any of these agreements could have a negative impact on our operating results.

Substantially all of our facilities are subject to federal, state and local provisions regarding the discharge of materials into the environment. Compliance with these provisions has not had, nor do we expect such compliance to have, any material effect upon our capital expenditures, net earnings, financial condition, liquidity or competitive position. We believe that our current practices and procedures for the control and disposition of such materials comply with applicable federal, state and local requirements.

From time to time, we and our dealerships are involved, and expect to continue to be involved, in litigation, including class actions, involving the manufacture and sale of motor vehicles, including but not limited to the charging of administrative, service, processing or document preparation fees, employment-related claims, truth-in-lending practices, the operation of dealerships, contractual disputes, actions brought by governmental authorities and other matters arising in the ordinary course of our business. With respect to certain of these existing claims, the previous owners of dealerships we have acquired have indemnified us. We do not believe that the ultimate resolution of any known matters will have a material adverse effect on our financial condition, liquidity, results of operations or financial statement disclosures. However, the outcome of these matters cannot be predicted with certainty, and unfavorable resolution of one or more of these matters presently known or arising in the future could have a material adverse effect on our financial condition, liquidity, results of operations or financial statement disclosures.

In connection with the purchase of one franchise in the third quarter of 2007, we may be required to pay additional consideration to the seller if the franchise achieves specified net income levels in future periods. If payable, the additional consideration would be distributable annually through January 1, 2015, and the additional consideration could total up to approximately $2.5 million. The seller did not become our employee subsequent to the transaction and therefore this consideration is not contingent on employment. As of December 31, 2009 we have paid less than $0.1 million of additional consideration in connection with this dealership acquisition.

We have $11.4 million of letters of credit outstanding as of December 31, 2009, which are required by certain of our insurance providers. In addition, as of December 31, 2009, we maintain a $5.0 million surety bond line which we use in our ordinary course of business.

Other material commitments include (i) floor plan notes payable, (ii) operating leases, (iii) long-term debt and (iv) interest on long-term debt.

22. RELATED PARTY TRANSACTIONS

Certain of our directors, former directors, and management, have engaged in transactions with us. These transactions primarily relate to long-term operating leases of dealership facilities. We believe that these transactions and our other related party transactions involve terms comparable to what would be obtained from unaffiliated third parties. For the years ended December 31, 2009, 2008 and 2007, we made rental payments totaling $3.3 million, $3.5 million and $2.1 million, respectively, to entities controlled by our directors or management.

In 2007, we purchased land from one of our regional executives for $3.0 million. We used this land to construct a new facility for one of our existing dealerships.

23. SHARE-BASED COMPENSATION AND EMPLOYEE BENEFIT PLANS

We have established two share-based compensation plans (the "Plans") under which we have granted non-qualified stock options, performance share units and shares of restricted stock to our directors, officers and employees at fair market value on the date of the grant. Stock options generally vest ratably over three years from the date of grant and expire ten years from the date of grant. Performance share units generally vest after two to three years from the date of grant. The actual number of shares earned by a holder of performance share units may range from 0% to 180% of the target number of shares to be granted to the holder, depending on the achievement of certain performance criteria over a defined period of time. Restricted stock vests either ratably over two to three years from the date of grant or after three years from the date of grant and provides the holder voting and dividend rights prior to vesting. We have granted a total of 5.8 million non-qualified stock options and 0.8 million performance share units to certain of our employees and officers and 0.6 million shares of restricted stock to certain of our employees and members of our board of directors. As of December 31, 2009, there were 1.9 million non-qualified stock options, 0.2 million performance share units (not adjusted for performance estimates) and 0.2 million shares of restricted stock outstanding. In addition, there were approximately 0.5 million share-based awards available for grant under our share-based compensation plans as of December 31, 2009.

The fair value of each option award was estimated on the date of grant using the Black Scholes option valuation model. The fair value of each performance share unit and restricted stock was calculated using the closing market price of our common stock on the date of grant. Expected volatilities are based on the historical volatility of our common stock. We use historical data to estimate the rate of option exercises and employee turnover within the valuation model. The expected term of options granted represents the period of time that the related options are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The following table summarizes the assumptions used relating to the valuation of our stock options during 2009, 2008 and 2007:

	2009	2008	2007
Risk-free interest rate	1.61%—2.35%	2.00%	NA
Expected term	4—6 years	4 years	NA
Expected volatility	64%—75%	64%	NA
Expected dividends	—	—	NA

We have recognized $2.8 million ($1.1 million tax benefit), $1.9 million ($0.7 million tax benefit) and $5.9 million ($2.2 million tax benefit) in stock-based compensation expense for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009, there was $3.3 million of total unrecognized share-based compensation expense related to non-vested share-based awards granted under the Plans. That cost is expected to be recognized over a weighted average period of less than a year.

A summary of options outstanding and exercisable under the Plans as of December 31, 2009, changes during the year then ended and changes during the years ended December 31, 2009, 2008 and 2007 is presented below:

	Stock Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value*
Options outstanding—December 31, 2006	1,528,179	$14.57		
Granted	—	—		
Exercised	(412,137)	15.10		
Expired / Forfeited	(15,238)	14.15		
Options outstanding—December 31, 2007	1,100,804	$14.37		
Granted	420,000	3.69		
Exercised	(17,335)	12.42		
Expired / Forfeited	(9,169)	14.61		
Options outstanding—December 31, 2008	1,494,300	$11.39		
Granted	1,100,000	4.21		
Exercised	(188,874)	7.76		
Expired / Forfeited / Cancelled	(550,314)	10.24		
Options outstanding—December 31, 2009	1,855,112	$ 7.84	7.2	$8.9
Options exercisable—December 31, 2009	670,112	$14.32	3.9	$0.3

* Based on the closing price of our common stock on December 31, 2009, which was $11.53 per share.

Net cash received from option exercises for the year ended December 31, 2009 was $1.4 million. The actual intrinsic value of options exercised during the years ended December 31, 2009 and 2007 was $0.9 million and $5.3 million, respectively. The actual tax benefit realized for the tax deductions from option exercises for the years ended December 31, 2009 and 2007 was $0.3 million and $2.0 million, respectively. There was no material actual intrinsic value for options exercised or actual tax benefit realized for the tax deductions from option exercises for the year ended December 31, 2008.

A summary of performance share units and restricted stock as of December 31, 2009, changes during the year then ended and changes during the years ended December 31, 2008 and 2007 is presented below:

	Shares	Weighted Average Grant Date Fair Value
Performance Share Units—December 31, 2006	468,125	$20.15
Granted	215,000	27.11
Performance estimate	(94,107)	24.85
Vested	—	—
Forfeited	(13,250)	20.91
Performance Share Units—December 31, 2007	575,768	$21.92
Granted	169,251	14.29
Performance estimate	(228,120)	21.94
Vested	(211,094)	16.86
Forfeited	(102,500)	21.63
Performance Share Units—December 31, 2008	203,305	$21.06
Granted	—	—
Performance estimate	(10,318)	24.47
Vested	(63,950)	22.98
Forfeited	(74,175)	22.23
Performance Share Units—December 31, 2009*	54,862	$14.36

* Maximum of 426,651 issuable upon attaining certain performance metrics.

Each performance share unit provides an opportunity for the employee to receive a number of shares of our common stock based on our performance during a three year period as measured against objective performance goals as determined by the compensation committee of our board of directors. The actual number of shares earned may range from 0% to 180% of the target number of shares depending upon achievement of the performance goals.

	Shares	Weighted Average Grant Date Fair Value
Restricted Stock—December 31, 2006	29,728	$21.65
Granted	58,909	28.07
Vested	(13,612)	22.20
Forfeited	(2,500)	19.81
Restricted Stock—December 31, 2007	72,525	$26.83
Granted	224,491	14.39
Vested	(58,483)	22.15
Forfeited	(17,451)	13.85
Restricted Stock—December 31, 2008	221,082	$16.40
Granted	235,848	5.54
Vested	(185,227)	6.62
Forfeited	(28,492)	14.68
Restricted Stock—December 31, 2009	243,211	$13.57

Employee Retirement Plan

We sponsor the Asbury Automotive Retirement Savings Plan (the "Plan"), a 401(k) plan, for eligible employees except for the employees of one of our dealer groups, which maintains a separate retirement plan. Employees are eligible to participate in the Plan after ninety days of service. Employees electing to participate in the Plan may contribute up to 75% of their annual compensation. IRS rules limited total participant contributions during 2009 to $16,500 or $22,000 if age 50 or more; however, we limit participant contributions for employees with an annual salary of greater than $105,000 to $10,000 per year or $15,500 if age 50 or more. After one year of employment, we match 25% of employees' contributions up to 4% of their base compensation, with a maximum match of $2,450 per participant. Beginning on January 1, 2009, we suspended our matching contributions for employees with an annual salary of greater than $105,000. Employer contributions vest ratably over four years after the date of hire. Expenses from continuing operations related to employer matching contributions totaled $1.1 million, $3.4 million and $3.3 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Deferred Compensation Plan

We sponsor the Asbury Automotive Wealth Accumulation Plan (the "Deferred Compensation Plan") wherein eligible employees, generally those at senior levels, may elect to defer a portion of their annual compensation. We have established a rabbi trust to finance obligations under the Deferred Compensation Plan with corporate-owned variable life insurance contracts. Participants are 100% vested in their respective deferrals and the earnings thereon. Historically, we elected to match a portion of certain eligible employee's contributions. Beginning January 1, 2009, we suspended our matching contributions for all employees in our deferred compensation plan. The employee deferral match expense totaled $0.2 million and $0.3 million for the years ended December 31, 2008 and 2007, respectively. Each annual employer match vests in full three years from the date on which the employee deferral match is funded. The total deferred compensation liability was $7.6 million and $7.9 million as of December 31, 2009 and 2008, respectively. The related cash surrender value on such contracts included in Other Long-Term Assets on our Consolidated Balance Sheets, which totaled $10.1 million and $8.3 million as of December 31, 2009 and 2008, respectively.

24. CONDENSED QUARTERLY REVENUES AND EARNINGS (UNAUDITED):

	For the Three Months Ended			
	March 31,	June 30,	September 30,	December 31,
	(In millions, except per share data)			
2008				
Revenues (1)	$1,177.3	$1,219.0	$1,126.4	$ 880.1
Gross profit (1)	$ 190.7	$ 196.0	$ 183.5	$ 150.4
Net income (loss) (1)	$ 10.1	$ 10.4	$ 5.5	$(369.7)(4)
Net income (loss) per common share:				
Basic (2)	$ 0.32	$ 0.33	$ 0.17	$(11.66)
Diluted (2)	$ 0.31	$ 0.32	$ 0.17	$(11.66)(3)
2009				
Revenues (1)	$ 820.1	$ 933.4	$ 998.5	$ 898.6
Gross profit (1)	$ 145.4	$ 154.9	$ 164.9	$ 147.8
Net income (1)	$ 0.3	$ 5.5	$ 7.4	$ 0.2
Net income per common share:				
Basic (2)	$ 0.01	$ 0.17	$ 0.23	$ 0.01
Diluted (2)	$ 0.01	$ 0.17	$ 0.22	$ 0.01

(1) Quarterly revenues, gross profit and net income (loss) do not agree to previously reported amounts on Form 10-Q as a result of subsequent discontinued operations.
(2) The sum of income (loss) per common share for the four quarters does not equal total income (loss) per common share due to changes in the average number of shares outstanding during the respective periods.
(3) Dilutive per common stock equivalents were not included in the calculation of diluted net loss per common share as the effect would have been anti-dilutive.
(4) Includes $383.0 million, net of tax, of impairment expenses related to goodwill, franchise rights, other intangible assets and property and equipment and $21.4 million, net of tax, gain on the sale on the repurchase of long-term debt.

25. SUBSEQUENT EVENTS

In January 2010, we were awarded two Sprinter franchises, which were added to our Mercedes-Benz locations in St. Louis, Missouri and Tampa, Florida. This award is defined as a Non-Recognized Subsequent Event.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of the Company's chief executive officer and chief financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that as of the end of such period such disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time period specified in the rules and forms of the U.S. Securities and Exchange

Commission and (ii) accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding disclosure. Management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures, which, by their nature, can provide only reasonable assurance regarding management's control objectives. The Company's management, including the chief executive officer and the chief financial officer, does not expect that our disclosure controls and procedures can prevent all possible errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of one or more persons. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and while our disclosure controls and procedures are designed to be effective under circumstances where they should reasonably be expected to operate effectively, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Because of the inherent limitations in any control system, misstatements due to possible errors or fraud may occur and not be detected.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our company's financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Our internal control system was designed to provide reasonable assurance to our management and our board of directors regarding the preparation and fair presentation of published financial statements. Our internal control over financial reporting also includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisitions, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Our assessment included a review of the documentation of controls, evaluation of the design effectiveness of controls and testing of the effectiveness of controls. Based on our assessment under the framework in Internal Control—Integrated Framework issued by COSO, our management concluded that our internal control over financial reporting was effective as of December 31, 2009. Our auditors, Ernst & Young LLP, an independent registered public accounting firm, has audited and reported on our consolidated financial statements and on the effectiveness of our internal controls over financial reporting. Their report is contained herein.

Changes in Internal Control Over Financial Reporting

During 2009, the Company began utilizing the Arkona Dealer Management System, which has been implemented at approximately 67% of our dealerships. As appropriate, the Company is modifying the documentation of the internal control process and procedures relating to this change in dealer management systems to supplement and complement existing internal controls over financial reporting. Other than the above, there was no change in the Company's internal control over financial reporting during the fourth quarter of the fiscal year ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

Reference is made to the information to be set forth in our Proxy Statement to be filed within 120 days after the end of our fiscal year, which information is incorporated herein by reference.

Item 11. Executive Compensation.

Reference is made to the information to be set forth in our Proxy Statement to be filed within 120 days after the end of our fiscal year, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Reference is made to the information to be set forth in our Proxy Statement to be filed within 120 days after the end of our fiscal year, which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

Reference is made to the information to be set forth in our Proxy Statement to be filed within 120 days after the end of our fiscal year, which information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services.

Reference is made to the information to be set forth in our Proxy Statement to be filed within 120 days after the end of our fiscal year, which information is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as a part of this report on Form 10-K:

(1) Financial Statements:

See index to Consolidated Financial Statements.

(2) Financial Statement Schedules: Not applicable.

(3) Exhibits required to be filed by Item 601 of Regulation S-K:

The Exhibits listed below are identified by numbers corresponding to the Exhibit Table of Item 601 of Regulation S-K. The Exhibits designated by two asterisks (**) are management contracts or compensatory plans or arrangements required to be filed pursuant to Item 15(b) of this Form 10-K.

Exhibit Number	Description of Documents
3.1	Restated Certificate of Incorporation of Asbury Automotive Group, Inc. (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed with the SEC on March 20, 2002)*
3.2	Bylaws of Asbury Automotive Group, Inc. (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on October 26, 2009)*
4.1	Indenture, dated as of December 23, 2003, by and among Asbury Automotive Group, Inc., the Subsidiary Guarantors listed on Schedule I thereto, and the Bank of New York, as Trustee, related to the 8% Senior Subordinated Notes due 2014 (filed as Exhibit 4.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)*
4.2	Form of 8% Senior Subordinated Notes due 2014 (filed with Exhibit 4.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)*
4.3	First Supplemental Indenture, dated as of January 21, 2004, by and among Asbury Automotive Group, Inc., the Subsidiaries of Asbury Automotive Group, Inc. listed on Schedule II thereto, the other Guarantors listed on Schedule I thereto, and the Bank of New York, as Trustee, related to the 8% Senior Subordinated Notes due 2014 (filed as Exhibit 4.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)*
4.4	Second Supplemental Indenture, dated as of December 7, 2004, by and among Asbury Automotive Group, Inc., the Subsidiaries of Asbury Automotive Group, Inc. listed on Schedule II thereto, the other Guarantors listed on Schedule I thereto and the Bank of New York, as Trustee, related to the 8% Senior Subordinated Notes due 2014 (filed as Exhibit 4.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004)*
4.5	Third Supplemental Indenture, dated as of September 30, 2005, by and among Asbury Automotive Group, Inc., the Subsidiaries of Asbury Automotive Group, Inc. listed on Schedule II thereto, the other Guarantors listed on Schedule I thereto and The Bank of New York, as Trustee, related to the 8% Senior Subordinated Notes due 2014 (filed as Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2005)*
4.6	Fourth Supplemental Indenture, dated as of March 15, 2007, by and among Asbury Automotive Group, Inc., the Subsidiaries of Asbury Automotive Group, Inc. listed on Schedule II thereto, the other Guarantors listed on Schedule I thereto and The Bank of New York, as Trustee, related to the 8% Senior Subordinated Notes due 2014 (filed as Exhibit 4.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
4.7	Fifth Supplemental Indenture, dated as of June 29, 2007, by and among Asbury Automotive Group, Inc., the Subsidiaries of Asbury Automotive Group, Inc. listed on Schedule II thereto, the other Guarantors listed on Schedule I thereto and The Bank of New York, as Trustee, related to the 8% Senior Subordinated Notes due 2014 (filed as Exhibit 4.7 to the Company's Registration Statement on Form S-4 filed with the SEC on July 5, 2007)*
4.8	Indenture, dated as of March 16, 2007, by and among Asbury Automotive Group, Inc., the Subsidiary Guarantors listed on Schedule I thereto, and The Bank of New York, as Trustee, relating to the 3.00% Senior Subordinated Convertible Notes due 2012 (filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*

Exhibit Number	Description of Documents
4.9	Form of 3.00% Senior Subordinated Convertible Notes due 2012 (filed as Exhibit 4.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
4.10	First Supplemental Indenture, dated as of June 29, 2007, by and among Asbury Automotive Group, Inc., the Subsidiaries of Asbury Automotive Group, Inc. listed on Schedule II thereto, the other Guarantors listed on Schedule I thereto and The Bank of New York, as Trustee, related to the 3.00% Senior Subordinated Convertible Notes due 2012 (filed as Exhibit 4.10 to the Company's Registration Statement on Form S-4 filed with the SEC on July 5, 2007)*
4.11	Indenture, dated as of March 26, 2007, by and among Asbury Automotive Group, Inc., the Subsidiary Guarantors listed on Schedule I thereto and The Bank of New York, as Trustee, relating to the 7.625% Senior Subordinated Notes due 2017 (filed as Exhibit 4.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
4.12	Form of 7.625% Senior Subordinated Notes due 2017 (filed as Exhibit 4.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
4.13	First Supplemental Indenture, dated as of June 29, 2007, by and among Asbury Automotive Group, Inc., the Subsidiaries of Asbury Automotive Group, Inc. listed on Schedule II thereto, the other Guarantors listed on Schedule I thereto and The Bank of New York, as Trustee, related to the 7.625% Senior Subordinated Notes due 2017 (filed as Exhibit 4.3 to the Company's Registration Statement on Form S-4 filed with the SEC on July 5, 2007)*
4.14	Confirmation of Issuer Warrant by and between Asbury Automotive Group, Inc. and Goldman, Sachs & Co., dated March 12, 2007 (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
4.15	Confirmation of Issuer Warrant dated March 12, 2007 by and between Asbury Automotive Group, Inc. and Deutsche Bank AG, London Branch (filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
4.16	Amendment to Confirmation dated March 13, 2007, by and between Goldman, Sachs & Co. and Asbury Automotive Group, Inc. relating to the Issuer Warrant (filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
4.17	Amendment to Confirmation dated March 13, 2007, by and between Deutsche Bank AG, London Branch and Asbury Automotive Group, Inc. relating to the Issuer Warrant (filed as Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
10.1**	Amended and Restated Wealth Accumulation Plan (filed as Exhibit 4.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)*
10.2**	Amended and Restated 1999 Stock Option Plan (filed as Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007) *
10.3**	Amended and Restated 2002 Equity Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 4, 2009) *
10.4**	Amended and Restated Key Executive Incentive Compensation Plan (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on May 4, 2009) *
10.5**	Form of Officer/Director Indemnification Agreement (filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K for the year ended December 31, 2002)*
10.6**	Severance Agreement by and between Asbury Automotive Group, Inc. and Philip R. Johnson, dated April 29, 2009 (filed as Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on May 4, 2009)*
10.7**	Severance Agreement by and between Asbury Automotive Group, Inc. and Lynne A. Burgess, dated November 14, 2007 (filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)*

Exhibit Number	Description of Documents
10.8**	Letter Agreement by and between Asbury Automotive Group, Inc. and Lynne A. Burgess, dated October 29, 2008 (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008)* [
10.9**	Letter Agreement by and between Asbury Automotive Group, Inc. and Lynne Burgess, dated March 31, 2009 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 2, 2009) *
10.10	Letter Agreement by and between Asbury Automotive Group, Inc. and Elizabeth B. Chandler, dated April 27, 2009.
10.11**	Severance Agreement by and between Asbury Automotive Group, Inc. and Elizabeth B. Chandler, dated June 26, 2009
10.12**	Severance Agreement by and between Asbury Automotive Group, Inc. and Brett Hutchinson, dated February 26, 2008 (filed as Exhibit 10.9 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)*
10.13**	Letter Agreement by and between Asbury Automotive Group, Inc. and Brett Hutchinson, dated October 29, 2008 (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008)*
10.14**	Severance Agreement by and between Asbury Automotive Group, Inc. and Keith R. Style, dated February 28, 2008 (filed as Exhibit 10.12 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)*
10.15**	Employment Agreement by and between Asbury Automotive Tampa, L.P. and Jeffrey I. Wooley, dated as of September 1, 2003 (filed as an Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 2003)*
10.16**	Agreement by and between Asbury Automotive Tampa, L.P. and Jeffrey I. Wooley, dated March 18, 2005 (filed as Exhibit 10.1 to Company's Current Report on Form 8-K filed with the SEC on March 22, 2005)*
10.17	First Amended and Restated Lease Agreement by and between Jeffrey I. Wooley and Asbury Automotive Tampa, L.P., effective September 17, 1998 (for premises located on Hillsborough Avenue, Tampa, Florida) (filed as Exhibit 10.20 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)*
10.18	First Amended and Restated Lease Agreement by and between Jeffrey I. Wooley and Asbury Automotive Tampa, L.P., effective September 17, 1998 (for premises located on Adamo Drive, Brandon, Florida) (filed as Exhibit 10.21 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)*
10.19**	Amended Employment Agreement by and between Asbury Automotive Group, Inc. and Charles Oglesby, dated March 31, 2009 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on March 31, 2009)*
10.20**	Letter Agreement by and between Asbury Automotive Group, Inc. and Craig T. Monaghan, executed on April 30, 2008 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 1, 2008)*
10.21**	Severance Agreement by and between Asbury Automotive Group, Inc. and Craig T. Monaghan, dated April 29, 2009 (filed as Exhibit 10.5 to the Company's Current Report on Form 8-K filed with the SEC on May 4, 2009)*
10.22**	Letter Agreement by and between Asbury Automotive Group, Inc. and Michael S. Kearney, dated April 29, 2009 (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on May 4, 2009) *
10.23**	Severance Agreement by and between Asbury Automotive Group, Inc. and Michael S. Kearney, dated April 29, 2009 (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on May 4, 2009) *
10.24**	Form of Nonqualified Stock Option Grant Agreement (filed as Exhibit 10.24 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)*
10.25**	Form of Performance Share Unit Award Agreement (filed as Exhibit 10.25 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)*
10.26**	Form of Restricted Share Award Agreement for Non-Employee Directors (filed as Exhibit 10.26 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)*

Exhibit Number	Description of Documents
10.27**	Form of Restricted Share Award Agreement (filed as Exhibit 10.27 to the Company's Annual Report on Form 10-K for the year ended December 31, 2007)*
10.28**	Restricted Share Award Agreement for Non-Employee Directors by and between Asbury Automotive Group, Inc. and Michael J. Durham, dated October 23, 2006 (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006)*
10.29	Ford Sales and Service Agreement (filed as Exhibit 10.13 to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed with the SEC on October 12, 2001)*
10.30	General Motors Dealer Sales and Service Agreement (filed as Exhibit 10.14 to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed with the SEC on October 12, 2001)*
10.31	Honda Automobile Dealer Sales and Service Agreement (filed as Exhibit 10.15 to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed with the SEC on October 12, 2001.)*
10.32	Mercedes-Benz Passenger Car Dealer Agreement (filed as Exhibit 10.16 to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed with the SEC on October 12, 2001)*
10.33	Nissan Dealer Sales and Service Agreement (filed as Exhibit 10.17 to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed with the SEC on October 12, 2001)*
10.34	Toyota Dealer Agreement (filed as Exhibit 10.18 to Amendment No. 2 to the Company's Registration Statement on Form S-1 filed with the SEC on October 12, 2001)*
10.35	Credit Agreement dated as of September 26, 2008, by and among Asbury Automotive Group, Inc., Bank of America, N.A., as administrative agent, swing line lender and L/C Issuer and the other Lenders party thereto listed on the signature pages thereto (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K with the SEC on October 2, 2008)*
10.36	Revolving Credit Agreement dated as of October 29, 2008, by and among Asbury Automotive Group, Inc., the Lenders listed therein and JPMorgan Chase Bank, N.A., as administrative agent (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 4, 2008)*
10.37	Registration Rights Agreement dated March 16, 2007, by and among Asbury Automotive Group, Inc., the Subsidiaries of Asbury Automotive Group, Inc. listed on the signature pages thereto, Goldman, Sachs & Co. and Deutsche Bank Securities Inc., relating to the 3.00% Senior Subordinated Convertible Notes due 2012 of Asbury Automotive Group, Inc. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
10.38	Confirmation of Convertible Bond Hedge Transaction dated March 12, 2007, by and between Asbury Automotive Group, Inc. and Goldman, Sachs & Co. (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
10.39	Confirmation of Convertible Bond Hedge Transaction dated March 12, 2007, by and between Asbury Automotive Group, Inc. and Deutsche Bank AG, London Branch (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
10.40	Exchange and Registration Rights Agreement dated March 26, 2007, by and among Asbury Automotive Group, Inc., the Subsidiaries of Asbury Automotive Group, Inc. listed on the signature pages thereto, Goldman, Sachs & Co. and Deutsche Bank Securities Inc., relating to the 7.625% Senior Subordinated Notes due 2017 of Asbury Automotive Group, Inc. (filed as Exhibit 10.8 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2007)*
10.41	Master Loan Agreement by and among certain subsidiaries of Asbury Automotive Group, Inc. and Wachovia Bank, National Association and Wachovia Financial Services, Inc., dated as of June 4, 2008 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 10, 2008)*

Exhibit Number	Description of Documents
10.42	Unconditional Guaranty dated as of June 4, 2008, by and between Asbury Automotive Group, Inc. and Wachovia Bank, National Association (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on June 10, 2008)*
10.43	Unconditional Guaranty dated as of June 4, 2008, by and between Asbury Automotive Group, Inc. and Wachovia Financial Services, Inc. (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on June 10, 2008)*
10.44	Purchase and Sale Agreement by and between the affiliates of AutoStar Realty Operating Partnership listed on Schedule 1.1.1 thereto, and Asbury Automotive Group, Inc. dated May 8, 2008 (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the SEC on June 10, 2008)*
10.45	Modification Number One to Master Loan Agreement by and among certain subsidiaries of Asbury Automotive Group, Inc. and Wachovia Bank, National Association and Wachovia Financial Services, Inc., dated as of December 1, 2008 (filed as Exhibit 10.48 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)*
10.46	Modification Number Two to Master Loan Agreement, dated as of May 7, 2009, by and among certain subsidiaries of Asbury Automotive Group, Inc., and Wachovia Bank, National Association and Wachovia Financial Services, Inc. (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on May 12, 2009)*
10.47	Modification Number One to Unconditional Guaranty and Reaffirmation of Unconditional Guaranty, dated as of May 7, 2009, by and between Asbury Automotive Group, Inc., and Wachovia Bank, National Association (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on May 12, 2009)*
10.48	Modification Number One to Unconditional Guaranty and Reaffirmation of Unconditional Guaranty, dated as of May 7, 2009, by and between Asbury Automotive Group, Inc., and Wachovia Bank Financial Services, Inc. (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on May 12, 2009)*
10.49	Limited Waiver by and among Asbury Automotive Group, Inc., each of the Subsidiaries of Asbury Automotive Group, Inc. listed on the signature pages thereto, each of the Lenders listed on the signature pages thereto, and JPMorgan Chase Bank, N.A., as Administrative Agent for the Lenders, dated as of March 12, 2009 (filed as Exhibit 10.49 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)*
10.50	Limited Waiver by and among Asbury Automotive Group, Inc., Bank of America, N.A., as Administrative Agent for the Lenders and as Swing Line Lender and L/C Issuer, each of the Lenders listed on the signature pages thereto, and each of the Subsidiaries of Asbury Automotive Group, Inc. listed on the signature pages thereto, dated as of March 12, 2009 (filed as Exhibit 10.50 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008)*
10.51	Amendment No. 1 to Credit Agreement by and between Asbury Automotive Group, Inc. and JP Morgan Chase Bank, N. A., as administrative agent, and the other Lenders party thereto listed on the signature pages thereto, and Guarantors listed on the signature pages thereto, dated July 21, 2009 (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 24, 2009)*
10.52	Amendment No. 1 to Credit Agreement by and between Asbury Automotive Group, Inc. and Bank of America, N. A., as administrative agent, swing line lender and L/C Issuer and the other Lenders party thereto listed on the signature pages thereto, and Subsidiary Guarantors listed on the signature pages thereto, dated July 22, 2009 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on July 24, 2009)*
21	Subsidiaries of the Company
23.1	Consent of Ernst & Young LLP
23.2	Consent of Deloitte & Touche LLP
24	Powers of Attorney (included on signature page hereto)
31.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Documents
31.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a)of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*	Incorporated by reference.
**	Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Asbury Automotive Group, Inc.

Date: March 1, 2010

By: /s/ Charles R. Oglesby

Name: **Charles R. Oglesby**

Title: **Chief Executive Officer and President**

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Charles R. Oglesby and Craig T Monaghan, and each of them, acting individually, as his or her true and lawful attorney-in-fact, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K for the year ended December 31, 2009, and other documents in connection herewith and therewith, and to file the same, with all exhibits thereto, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection herewith and therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Signature	Title	Date
/s/ Charles R. Oglesby **(Charles R. Oglesby)**	Chief Executive Officer, President and Director	March 1, 2010
/s/ Craig T. Monaghan **(Craig T. Monaghan)**	Senior Vice President and Chief Financial Officer	March 1, 2010
/s/ Keith R. Style **(Keith R. Style)**	Vice President of Finance	March 1, 2010
/s/ Bryan C. Hanlon **(Bryan C. Hanlon)**	Controller and Chief Accounting Officer	March 1, 2010
/s/ Michael J. Durham **(Michael J. Durham)**	Nonexecutive Chairman of the Board	March 1, 2010
/s/ Janet M. Clarke **(Janet M. Clarke)**	Director	March 1, 2010
/s/ Dennis E. Clements **(Dennis E. Clements)**	Director	March 1, 2010
/s/ Thomas C. DeLoach, Jr. **(Thomas C. DeLoach, Jr.)**	Director	March 1, 2010

Signature	Title	Date
/s/ Juanita T. James **(Juanita T. James)**	Director	March 1, 2010
/s/ Vernon E. Jordan, Jr. **(Vernon E. Jordan, Jr.)**	Director	March 1, 2010
/s/ Eugene S. Katz **(Eugene S. Katz)**	Director	March 1, 2010
/s/ Philip F. Maritz **(Philip F. Maritz)**	Director	March 1, 2010
/s/ Jeffrey I. Wooley **(Jeffrey I. Wooley)**	Director	March 1, 2010

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CORPORATE OFFICERS

Listed below is information regarding the Company's corporate officers as of March 26, 2010. Corporate officers are elected by and serve at the discretion of the Board.

Name	Age	Position
Charles R. Oglesby	63	President and Chief Executive Officer
Craig T. Monaghan	53	Senior Vice President and Chief Financial Officer
Michael Kearney	58	Senior Vice President and Chief Operating Officer
Elizabeth B. Chandler	46	Vice President, General Counsel and Secretary
Philip R. Johnson	61	Vice President of Human Resources

Set forth below is a brief description of the business experience of the Company's corporate officers for at least the past five years.

CHARLES R. OGLESBY has served as a member of the Board since September 2006. Mr. Oglesby has served as our President and Chief Executive Officer since May 2007. From September 2006 until May 2007, Mr. Oglesby served as our Senior Vice President and Chief Operating Officer, and from August 2004 until March 2007, he served as Chief Executive Officer of our former South Region. Mr. Oglesby joined us as President and Chief Executive Officer of Asbury Automotive Arkansas in February 2002. From July 1998 to February 2000, Mr. Oglesby served as President and Chief Operating Officer of the First America Automotive Group in San Francisco.

CRAIG T. MONAGHAN has served as our Senior Vice President and Chief Financial Officer since May 2008. Prior to joining us, Mr. Monaghan served as the Chief Financial Officer at Sears Holding Corp., a national broadline retailer, between September 2006 and January 2007. From May 2000 to August 2006, he served as Executive Vice President and Chief Financial Officer of AutoNation, Inc., the nation's largest automotive retailer.

MICHAEL S. KEARNEY has served as the Company's Senior Vice President and Chief Operating Officer since March 2009. Prior to this election, Mr. Kearney served as the President and Chief Executive Officer of our former Eastern Region, which included Nalley Automotive Group in Georgia, Crown Automotive Company in North Carolina, South Carolina, Virginia and New Jersey, and Coggin Automotive Group and Courtesy Auto Group in Florida. Mr. Kearney joined Crown Automotive Company in 1990 as its Chief Financial Officer, and assumed the role of its President and Chief Executive Officer in September 2000. The Company acquired Crown Automotive Company in 1998.

ELIZABETH B. CHANDLER has served as our Vice President, General Counsel and Corporate Secretary since May 2009. From 2006 until May 2009, when she joined us, Ms. Chandler served as the City Attorney for Atlanta, Georgia, where she reported directly to the mayor and city council, and provided counsel on a broad range of legal and governance issues. Between 2000 and 2006, Ms. Chandler served as Assistant General Counsel, Vice President and Corporate Secretary of Mirant Corporation, a publicly-traded global energy company, where she was responsible for the compliance and ethics programs, as well as the internal decision-making and governance process. Prior to joining Mirant, Ms. Chandler was a partner with Troutman Sanders, LLP in its corporate group, where her practice included a broad range of corporate and contract matters, including project development and finance.

PHILIP R. JOHNSON has served as our Vice President of Human Resources since June 2000. Mr. Johnson has over 30 years of experience in human resources, holding top human resources positions in large national and regional retail companies. He operated his own human resources consulting practice from 1998 to 2000. From 1994 to 1998 he served as Senior Vice President of Human Resources at Entex Information Services, Inc., a national personal computer systems integrator.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than ten percent of the Company's common stock, to file reports of ownership and changes in ownership of such securities with the SEC.

Based solely upon a review of the copies of the filings furnished to us or prepared by us on behalf of such Section 16(a) filers, or written representations that no Forms 5 were required, we believe that these filers complied with all Section 16(a) filing requirements during 2009.

COMPENSATION DISCUSSION AND ANALYSIS

The Compensation Committee (also referred to in this Compensation Discussion and Analysis section of the proxy statement (the "CD&A") as the "Committee") is charged with various duties concerning the compensation of our corporate officers, including the development of our compensation philosophy for those individuals. With respect to decisions directly impacting executive compensation, its primary responsibilities as a committee are to (i) determine and recommend to the Board the compensation package of the Chief Executive Officer (also referred to as the "CEO"), (ii) determine all aspects of compensation for our corporate officers and specifically our executive officers whose names appear in the Summary Compensation Table below, referred to in this proxy statement as our "named executive officers" or "NEOs"; (iii) establish and periodically review, with the help of our executive officers, our general compensation philosophy, (iv) oversee the development and implementation of the Company's compensation plans to ensure that these plans are consistent with the Company's general compensation philosophy after accounting for the Company's key risk profiles; (v) supervise the administration of and review any material changes to the Company's compensation and benefit plans; and (vi) prepare the Compensation Committee Report and review and discuss with management our CD&A, as required to be included in the Company's annual proxy statement or annual report on Form 10-K filed with the SEC. For additional information regarding the Committee's function and composition, see "Governance of the Company—Committees of the Board—Compensation Committee" on page 16 of this proxy statement, and the charter of the Committee, which is available on our web site at *www.asburyauto.com* under "Investor Relations" at "Corporate Governance."

Overview

We believe that fostering an entrepreneurial spirit among our executives is essential to our success. Accordingly, we encourage our executive officers to manage our Company in a way that preserves local decision making, especially concerning those decisions that directly affect our customers, while leveraging and consolidating infrastructure activities for maximum efficiency and effectiveness.

As a result, the objectives of our executive compensation philosophy are, among other things, to: (i) support the attainment of our vision, business strategy, and operating imperatives, (ii) reinforce our business values, and (iii) align management and shareholder interests.

Compensation Philosophy

In 2007, with the help of an outside compensation consultant (discussed below), the Committee adopted a formal executive compensation philosophy. This philosophy is reviewed and revised periodically as deemed appropriate by the Committee. In 2009, the Committee revised and updated the philosophy in light of, among other things, certain changes in the Company's management structure and further developments in corporate governance principles. Our compensation philosophy sets forth certain general guidelines for the approach the Committee uses in making decisions related to the compensation of our executive officers. The foundational principles underlying our compensation philosophy include the following:

- emphasize a "pay-for-results" culture with clear emphasis on pay-for-performance and accountability;
- effectively manage the cost of pay programs by providing that a substantial portion of executive pay will be in the form of variable, performance-based compensation;
- ensure an appropriate return on our total compensation expenditures;
- consider total compensation in light of competitive market practices, internal equity considerations, and individual-specific characteristics;
- provide a balanced total compensation program to ensure management is not encouraged to take unnecessary and excessive risks that may harm the Company;

- encourage equity ownership of management;
- reinforce teamwork and internal alignment of management; and
- consider stakeholder perceptions and good governance practices when formulating pay plans and actions.

All decisions made with respect to the 2009 compensation of the Company's executive officers were consistent with the Company's compensation philosophy as updated in 2009.

To further support this philosophy, our Board has adopted the equity ownership guidelines contained in our Corporate Governance Guidelines. These guidelines are discussed in more detail above under "Securities Owned By Management and Certain Beneficial Owners—Equity Ownership Guidelines" on page 7.

Additionally, in February 2010, the Board (upon the recommendation of the Committee) adopted a recoupment policy relating to the required reimbursement to the Company of certain performance-based incentive compensation in the event of a restatement of the Company's financial results, as a result of fraud or intentional misconduct.

Compensation Consultant

In November 2006, the Committee retained Frederic Cook to assist the Committee in executing its responsibilities. This retention continued through 2009.

Frederic Cook completed several strategic compensation projects for the Committee in 2009, including:

- a revision to the peer group used by the Committee to help it assess competitive compensation and compensation practices for the corporate officers, which peer group was initially adopted based upon recommendations by Frederic Cook in 2007;
  - the Company determined that the peer group should be revised to consist primarily of automotive retailers and companies in automotive-related industries, as the Committee determined that such a peer group would not require the Committee to engage in an annual reevaluation of the peer group and would more accurately reflect companies in the Company's industry, with similar market capitalizations and against whom the Company would expect to compete for executive talent. As a result, based upon analyses conducted by Frederic Cook, the Committee adopted a revised peer group in July 2009 (the "Peer Group"), consisting of the following:
    - automotive retailers: Carmax Inc., Group 1 Automotive, Inc., Lithia Motors Inc., Penske Automotive Group, Inc., Sonic Automotive Inc., AutoNation, Inc., O'Reilly Automotive, Inc., The Pep Boys—Manny Moe and Jack, Advanced Auto Parts Inc. and AutoZone, Inc.;
    - other related industries (companies that are of similar size to the Company based on factors such as revenue, EBITDA, market capitalization and/or operating income): American Axle and Manufacturing Holdings, Inc., Arvinmeritor, Inc., Genuine Parts Company, Tractor Supply Company and Rush Enterprises, Inc.;
- the development of the revised and updated compensation philosophy, described above.

Frederic Cook also provided the Committee with a competitive analysis of total executive compensation (including for our named executive officers) using publicly available information from the Peer Group, as well as from confidential compensation surveys of executive compensation. These analyses generally included:

- an evaluation of our annual and long-term incentive plans, including the levels and mix of pay and types of awards under our various pay plans; and
- an analysis of overall competitive compensation, which includes Peer Group base salaries, bonus opportunities and the value of long-term compensation elements.

Aside from its work for the Committee, Frederic Cook does not provide any services to, or receive any compensation from, the Company.

Elements of Compensation

The various elements of compensation paid by the Company are intended to create a balance of long-term and short-term incentives. The role that each element of compensation plays in our overall compensation philosophy is highlighted below:

Pay Component	Purpose
Base Salary	• To provide base pay related to the individual's level of responsibility, talent, and experience; • To provide financial predictability; • To provide a salary that is market competitive; and • To promote retention of executives.
Short-Term Incentives	• To optimize annual operating results; • To align management with shareholders; • To provide, along with base salary, market competitive cash compensation when our targeted performance objectives are met; • To pay incremental incentive when results exceed target; and • To encourage internal alignment and teamwork.
Long-Term Incentives (also referred to as "Equity-Based Compensation")	• To balance the short-term orientation of other compensation elements; • To focus executives on the achievement of long-term results; • To support the growth and profitability of each revenue source; • To allow key executives to accumulate retirement assets; and • To retain key management talent.
Other Benefits	• To be competitive in the markets where we compete for executive talent; • To avoid materially different approaches to benefits among executive and non-executive employees; • To be cost effective through shared expense with executives; and • To provide perquisites where they are job-related and market-driven within the realm of good corporate governance.

The competitive analysis of executive compensation described above is one factor considered by the Committee in designing our compensation plans within the constructs of the overall compensation philosophy.

The Committee also considers a number of other factors, in its discretion, when making compensation decisions and reviewing and approving executive officer compensation, including, but not limited to (i) individual performance of the executive, (ii) tenure and importance to the Company of the executive, (iii) the Company's financial condition; and (iv)internal equity considerations. The Committee does not believe it is appropriate to set a pre-established target for total compensation or for each element of compensation. Given the use of performance-based equity plans and bonus plans as components of compensation, the Committee expects that when our performance exceeds targeted performance levels, total compensation for our executive officers may be above competitive median levels.

Review of 2009 Compensation

With respect to compensation paid to our executive officers in 2009, each such officer received compensation consisting of the following four elements: (i) base salary; (ii) a short-term (annual) incentive in the

form of a cash bonus opportunity; (iii) a long-term incentive in the form of an equity grant under the Company's 2002 Equity Incentive Plan, which is referred to in this CD&A as our long-term equity incentive plan; and (iv) other benefits.

In 2009, base salary, annual cash bonus and equity grant decisions for the executive officers were generally made during the first quarter of 2009, with Mr. Oglesby's equity compensation being so established at a Committee meeting and being recommended to the Board for approval. The Committee evaluated the Peer Group, general survey data provided by Frederic Cook, and certain other factors described above, when approving each negotiated component of each of Ms. Chandler's and Mr. Kearney's compensation.

Base Salaries

Increases in base salary for executive officers (other than for the CEO), if any, are recommended to the Committee by the CEO on an annual basis. In setting base salary, the Committee takes into account the executive's experience, skills, level in the organization and scope of responsibilities, as well as our financial health.

Messrs. Oglesby, Monaghan and Johnson did not receive merit salary increases in 2009. In addition, due to the challenging general economic conditions and the hardships being experienced throughout the automotive retailing industry, effective as of February 9, 2009, Messrs. Oglesby, Monaghan and Johnson voluntarily agreed to reduce their then-current base salaries by 10% for the duration of 2009. The Committee elected to restore the salaries to their full 2009 level effective as of November 1, 2009.

The base salaries for the named executive officers as of December 31, 2009, were as follows:

Name	Title	Base Salary(3)
Charles R. Oglesby	President & CEO	$833,755
Craig T. Monaghan	SVP & CFO	$607,772
Michael S. Kearney(1)	SVP & COO	$600,000
Philip R. Johnson	VP, Human Resources	$355,719
Elizabeth B. Chandler(2)	VP, General Counsel & Secretary	$330,000

(1) Mr. Kearney was appointed SVP & COO on March 12, 2009.

(2) Ms. Chandler joined the Company effective May 13, 2009.

(3) Due to the voluntary reduction in pay taken by Messrs. Oglesby, Monaghan and Johnson described above, and the fact that Mr. Kearney and Ms. Chandler assumed their positions during the course of 2009, the base salaries do not equal the base salaries set forth in the Summary Compensation Table for each named executive officer. The salaries for Messrs. Oglesby, Monaghan and Johnson reflect a nominal increase over their 2008 salaries as a result of adjustments to account for an increase in the cost of benefits contributions for employees who worked at our previous corporate headquarters or who were hired as corporate office employees prior to January 1, 2009.

Annual Cash Bonus Plan

In order to motivate management toward the achievement of certain pre-established corporate goals, and to be competitive in the industry, the Company believes that a significant portion of each executive's total compensation should be performance-based. The Company also believes that management is motivated by the opportunity to earn incremental cash compensation and that such additional compensation properly fosters effective management, innovative thinking, and the implementation of cost saving measures by our executive officers, which may enable us to further enhance the value of the Company.

For 2009, our annual cash bonus plan was based entirely on a matrix of pre-established earnings per share ("EPS") goals related to different levels of United States Annual Automotive Sales ("USAAS") as reported by Motor Intelligence. For purposes of determining EPS under the annual cash bonus plan, the Company determined that it would be appropriate to adjust EPS as disclosed in the Company's public sales and earnings disclosures for the impact of any certain extraordinary items (such as impairment charges or gains or losses on the sale of any assets) that may impact EPS as reported but that the Company did not believe would be properly allocable for the purposes of the bonus plan.

Due to the challenging economic conditions the Company experienced in 2008, and the uncertain retail environment for 2009, management recommended to the Committee that a bonus program which set bonus opportunities at various EPS levels based on USAAS would provide the best measure of our performance and would provide management incentive to maximize EPS. By establishing a matrix, the Company was able to establish different performance expectations dependent upon USAAS, which was highly uncertain and is substantially beyond the control of management. The Company believed that by setting higher EPS expectations at higher levels of USAAS, management would properly be required to perform at higher levels in the event of corresponding industry sales increases.

Below is the matrix of bonus targets established for 2009.

USAAS (in millions)	EPS Performance Goals ($ per share)		
	Threshold	**Target**	**Maximum**
8.5 or less	$ 0.05	$ 0.15	$ 0.25
9.5	$ 0.15	$ 0.25	$ 0.35
10.5	$ 0.28	$ 0.35	$ 0.42
11.5	$ 0.44	$ 0.55	$ 0.66
12.5	$ 0.64	$ 0.80	$ 0.96
13.5 or more	$ 0.92	$ 1.15	$ 1.38

For each level of USAAS, three EPS performance goals were established: (i) a "threshold" level; (ii) a "target" level; and (iii) a "maximum" bonus level. Under the terms of the annual cash bonus plan, if EPS did not meet the established "threshold" at the actual USAAS, no payouts would be made under the plan. Similarly, if EPS exceeded the established "maximum" at the actual USAAS, payout under the plan would be limited as if performance had equaled the maximum performance goal.

If actual USAAS was between two stated levels, or the achievement of a performance goal based on actual USAAS was between threshold and target levels, or target and maximum levels, participants would be entitled to a ratable portion of any payment due based upon linear interpolation.

In determining what it considered an appropriate "target" performance goal at the various levels of USAAS, the Committee consulted with management and evaluated various internally-prepared budgets and estimates. After evaluation and consultation with Frederic Cook and others, the Committee approved the threshold and maximum performance targets at 80% and 120% of target, respectively, except that, at certain lower USAAS values, such percentages would have resulted in performance goals that did not provide sufficient flexibility for management, and additional discretion was considered appropriate.

There were no minimum or guaranteed payments in our annual cash bonus plan in 2009, and the Committee retained discretion to modify any payout that may have otherwise been required to be made under the annual cash bonus plan.

For 2009, actual USAAS as reported by Motor Intelligence was 10.4 million. Based on this level of USAAS, bonus targets were calculated by interpolation as follows: threshold: $.27 EPS; target: $.34 EPS; and maximum: $.41 EPS.

As described below, the applicable bonus opportunity established for each named executive officer varies depending on the executive's position in the organization and the executive's responsibility for functions that directly contribute to the Company's profitability.

In addition to the target bonus opportunities described above, threshold and maximum levels were set at one-half of target and two-times target percentages, respectively, with linear interpolation used to determine payouts between any two opportunities.

On May 4, 2007, when Mr. Oglesby was promoted to President and CEO, the Committee set his target annual bonus opportunity at 100% of his base salary, pursuant to the terms of his employment agreement.

In connection with his initial employment, the Committee established the target annual bonus opportunity for Mr. Monaghan at 70% of his base salary.

In connection with Mr. Kearney's promotion to Chief Operating Officer in 2009, the Committee established the target annual bonus opportunity for him at 60% of his base salary.

The Committee has established the target annual bonus opportunity for each of Mr. Johnson and Ms. Chandler at 40% of their respective base salaries.

The Company believes that the target bonus opportunity was appropriate for each of the named executive officers in light of their respective positions, skills, and experience, as well as the degree of responsibility assumed by Company executives for aspects of the organization that impact our financial performance.

After accounting for certain adjustments as provided for under the annual cash bonus plan, the Company achieved EPS of $.67 per share in 2009. As a result, EPS was in excess of the maximum performance goal, and the bonus deemed earned was at the maximum level. Notwithstanding this, however, and pursuant to the continued discretion afforded the Committee under the annual cash bonus plan, and after reviewing various factors including, but not limited to, continued uncertain general economic conditions and continued uncertainty in the automotive retail industry, the Committee and management agreed that the actual cash payout to our named executive officers, other officers and senior level bonus plan participants would be reduced by 25%, resulting in a payout of 150% of target, rather than 200% of target.

The various bonus opportunities, and actual dollar amounts paid, pursuant to the 2009 annual cash bonus plan are detailed in the table below.

Name	Threshold Opportunity(1,2)	Target Opportunity(1)	Maximum Opportunity(1,3)	Actual Bonus $
Charles R. Oglesby	50%	100%	200%	$1,250,633
Craig T. Monaghan	35%	70%	140%	$ 638,161
Michael Kearney	30%	60%	120%	$ 540,000
Philip R. Johnson	20%	40%	80%	$ 213,431
Elizabeth B. Chandler	20%	40%	80%	$ 132,000

(1) Represents the bonus opportunity as a percent of base salary.

(2) The bonus payment for threshold performance in 2009 was set at one-half of the target payout percentage.

(3) The bonus payout for maximum performance in 2009 was set at two times the target percentage.

Taking into consideration the decision to reduce the cash payout under the annual cash bonus plan, the Committee determined that it was appropriate to issue restricted share grants to the executives, with the exception of Mr. Oglesby who received a restricted share unit grant, whose cash bonuses were reduced under the plan. These grants of restricted shares and restricted share units vest ratably over a three-year period.

Equity-Based Compensation

Annual equity grants to our executive officers are approved and granted at the first regularly scheduled quarterly Committee meeting (or Board meeting, in the case of grants to Mr. Oglesby) of the fiscal year, which date is generally set at the second or third regularly scheduled quarterly Board meeting of the prior year. For 2009, the Committee did not use a specific formula for allocating equity-based compensation as a part of total compensation. Instead, each individual's position and responsibility were evaluated, and the Committee determined the appropriate level of long-term compensation for the fiscal year. The Committee considered certain factors in such determinations for long-term compensation, including, but not limited to, (i) Peer Group compensation pay practices and norms, (ii) general industry pay levels as gathered from publicly-available sources, (iii) historical individual performance of the executive, (iv) tenure and importance to the Company of the executive, and (v) internal equity considerations.

Furthermore, in granting equity-based awards in 2009, the Committee recognized the fact that previously awarded equity incentives with performance-based vesting considerations were not vesting, partially due to factors outside of the control of management. As a result, the Committee determined that such existing equity awards were not serving as reasonable or appropriate motivational tools. Therefore, to more directly tie compensation to increases in stockholder value and to further align the interests of our executives with our stockholders, the Committee decided that 2009 awards under the long-term equity incentive plan should consist primarily of stock options. These awards of stock options have an exercise price based on the closing price of the Company's common stock on the grant date, vest ratably over a three-year period and have a ten-year term.

In addition to his annual equity award, the Committee also recommended and the Board approved a restricted stock grant of 72,000 shares, which vest ratably over three years from the date of grant, to Mr. Oglesby, due to certain limitations on the number of stock options that could be made annually to any one executive officer under our long-term equity incentive plan. Because the number of stock options the Committee determined to award to Mr. Oglesby exceeded that number, the Committee determined it was appropriate to provide this restricted stock grant of approximately equivalent value in lieu thereof. The Committee also awarded to Mr. Kearney a special stock option grant of 50,000 shares in April 2009 in connection with his promotion to Chief Operating Officer. Upon joining the Company in May 2009, Ms. Chandler was awarded 75,000 stock options. Ms. Chandler was also awarded 10,000 shares of restricted stock to encourage share ownership and to help Ms. Chandler meet our equity holding guidelines for executives. These shares of restricted stock awarded to Ms. Chandler vest on the third anniversary of the grant date.

With respect to dividends on grants of restricted shares made by the Committee in 2009, any such dividends will be paid out to executives when these restricted shares vest if and when dividends were declared by the Board during the time in which the executive held such shares. Due to the challenging retail environment and the resulting decline in our profitability, in October 2008, our Board elected to suspend our dividend program.

Other Benefits

In 2009, our executive officers were eligible to participate in the Company's employee benefit plans generally available to all of our employees in the corporate office. Furthermore, each named executive officer received an auto allowance.

The benefits offered to our executive officers include medical, dental, life and disability insurance, as well as participation in our 401(k) plan. The participation of our executive officers in each of these plans is considered appropriate by the Company as such benefits are traditionally offered under the same terms and at the same cost as to other employees who are employed in our corporate office. In January 2009, in light of the then-current economic environment and the continued significant impact on the automotive retailing industry, we determined it was appropriate to suspend the Company-match component of our 401(k) plan for certain "highly paid" executives. We do not provide a defined benefit or a supplemental retirement plan for our executive officers or other employees, and our Wealth Accumulation Plan, which is a deferred compensation plan offered to certain tax-qualified employees, did not, in 2009, include a Company-funded match, or require any other cash contribution by the Company.

In the automotive retailing industry, senior executives are typically provided with the use of one or more demonstrator automobiles from a company's inventory of new vehicles in order to, among other things, show support for the Company's offered brands. Executives are entitled to use these vehicles for business and personal travel. To provide a similar benefit, we provide certain of our executive officers, including our named executive officers who are then employed by us, with a cash car allowance. We have historically provided this allowance due to the fact that our owned dealership locations were not in close geographic proximity to our corporate headquarters. We continue to believe that the provision of a car allowance is appropriate and serves substantially similar purposes. Mr. Oglesby receives a car allowance of $2,000 per month pursuant to the terms of his employment agreement, and our other officers at the vice president level and above receive a car allowance of $800 per month. In addition to the monthly car allowance, Mr. Kearney is also entitled to the use of one demonstrator automobile as a result of his required significant automobile travel and consistent with the value of certain benefits provided to him during certain prior employment.

In connection with the relocation of our corporate headquarters to Duluth, Georgia, and, because we requested that certain employees relocate on our behalf, we determined that it was appropriate to minimize their respective out of pocket expenses incurred in connection therewith. As a result, we provided certain relocation benefits for those employees, including Messrs. Monaghan, Kearney and Johnson. Consistent therewith, we also determined that it was appropriate to provide related tax gross-up payments to all of our employees that relocated, including Messrs. Monaghan, Kearney and Johnson, for the tax obligations on their respective relocation benefits.

These additional benefits provided to Messrs. Monaghan, Kearney and Johnson are detailed in the footnotes to the "Summary Compensation Table" of this proxy statement.

Employment, Severance and Change in Control Agreements

General Provisions of Employment and Severance Agreements

Each of our named executive officers has either an employment agreement or a severance agreement. These agreements provide for certain benefits in the event of involuntary termination without cause and, in some cases, additional benefits in the event of a change in control (when in connection with the occurrence of certain other events). In addition, each executive has agreed to certain confidentiality, non-compete, and non-solicitation provisions contained in his or her agreement.

The Company believes that these agreements serve as appropriate retention tools for these executives by providing security in the event of an unplanned termination of employment, with the exception of a termination for cause. Furthermore, from time to time, we examine various strategic alternatives, and the provisions of these agreements are important to retain these key people whose continued employment might be at risk in certain changes of control, although such transactions may otherwise be in the best interests of our stockholders. As a corporate policy, the Company believes that it may be difficult to attract and retain talented executives with provisions in our severance arrangements that deny severance benefits in the event of a termination for performance-related issues.

The severance arrangement for each named executive officer is summarized in the "Potential Payments Upon Termination" section of this proxy statement.

Employment Agreement with Charles Oglesby

Mr. Oglesby's employment agreement with the Company dated as of May 4, 2007, and subsequently amended on May 7, 2008 and March 31, 2009, had a three-year term and was set to expire on May 4, 2010 (the "Prior Agreement"). As such, the Company entered into an amended and restated agreement with Mr. Oglesby as of March 22, 2010 (the "Amended Oglesby Agreement"). The Amended Oglesby Agreement expires on May 4, 2012. Consistent with the terms of the Prior Agreement, the Amended Oglesby Agreement will automatically renew for one-year terms on May 4, 2012 and on each anniversary thereafter, unless either party provides

appropriate notice of non-renewal. Pursuant to the terms of the Amended Oglesby Agreement, Mr. Oglesby's base salary is $875,443, effective as of March 1, 2010, his car allowance was reduced from $2,000 to $1,000, and he receives the use of a demonstrator vehicle.

Also consistent with the terms of the Prior Agreement, the Amended Oglesby Agreement provides that in the event of Mr. Oglesby's eligible retirement on or after May 4, 2012, or termination by the Company for any reason other than death, disability or cause, or by Mr. Oglesby for good reason prior to a change of control, he will be entitled to receive the following severance or retirement pay from the Company: (i) continuation of his base salary for 12 months at twice the rate then in effect, (ii) an amount equal to 200% of his base salary, payable over the 12-month period following the first anniversary of such termination, and (iii) an amount equal to a prorated portion of his base salary, payable over the 12-month period following such termination (or, in the case of his retirement, over the 24-month period following such termination); but in no event may the aggregate amount of such payments exceed two and one-half times the sum of his base salary and target bonus then in effect. Mr. Oglesby will also receive the continuation of his benefits for up to two years (or, in the case of retirement, up to three years) following such termination. In the event such a termination by the Company occurs within two years following a change of control, the Company will provide the foregoing payments and benefits, except that the payments described in clauses (i) through (iii) will be paid in a lump sum.

Furthermore, the Amended Oglesby Agreement reiterates the terms of the Prior Agreement to provide that upon the termination of employment by the Company for any reason other than death, disability or cause, or by Mr. Oglesby for good reason, (i) all of his deferred compensation, and all of his unvested stock options and shares of restricted stock awarded on or before May 4, 2007, will automatically vest in full and (ii) any performance shares granted on or before May 4, 2007 will be treated in the same manner as if Mr. Oglesby's employment were terminated by the Company (other than for cause) upon a change in control and will automatically vest in full. In the event of a change of control of the Company, all of Mr. Oglesby's equity and deferred compensation will automatically vest in full, and Mr. Oglesby will have two years after such event to exercise options, subject to earlier expiration upon the maximum term of such stock options.

The Amended Oglesby Agreement provides that in the event Mr. Oglesby retires on or after May 4, 2010, but prior to May 4, 2012, (i) all of Mr. Oglesby's unvested stock options granted prior to January 1, 2010, and any deferred compensation awarded, will automatically vest in full (and such options will remain exercisable for two years following such termination date), and (ii) any performance shares granted prior to January 1, 2010 will be treated in the same manner as if Mr. Oglesby's employment was terminated by the Company (other than for cause) upon a change in control and will automatically vest in full. In the event of Mr. Oglesby's eligible retirement on or after May 4, 2012, he will be entitled to the accelerated vesting provided in clauses (i) and (ii) immediately above, and any outstanding shares of restricted stock granted prior to January 1, 2010 and Mr. Oglesby's grant of 36,000 restricted stock units (issued to him on February 17, 2010 in connection with the reduction in this 2009 annual cash bonus award) will automatically vest in full. With the exception of the award of 36,000 restricted stock units granted to Mr. Oglesby on February 17, 2010, the Amended Oglesby Agreement does not provide for the acceleration of any equity awards granted to him on or after January 1, 2010.

Section 162(m)

Section 162(m) generally imposes a $1,000,000 per taxable year ceiling on tax-deductible remuneration paid (not including amounts deferred) to the CEO and any one of the other three most highly compensated executive officers of a publicly held corporation (with the exception of the CFO), unless the remuneration is treated as performance-based or is otherwise exempt from the provisions of Section 162(m). While we intend to maximize the tax-efficiency of our compensation programs generally, we retain flexibility in the manner in which we award compensation to act in the best interests of the Company and its stockholders, including awarding compensation that may not be deductible by reason of Section 162(m).

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K of the Exchange Act and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by the Members of the Compensation Committee
Janet M. Clarke (Chair)
Dennis E. Clements
Juanita T. James

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During 2009, Ms. Clarke (Chair), Mr. Clements and Ms. James, none of whom is an officer or employee of the Company, were members of the Compensation Committee of our Board. None of the Compensation Committee members serve as members of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our Board or Compensation Committee.

EXECUTIVE COMPENSATION

The following table shows compensation for fiscal years 2007, 2008 and 2009 for the CEO, the CFO and our three other most highly compensated executive officers of the Company who were employed by the Company at the end of 2009 (collectively, the "named executive officers"). For a more detailed discussion about the compensation arrangements for these executive officers, see "Compensation Discussion and Analysis."

SUMMARY COMPENSATION TABLE

Name and Position	Year	Salary (1)	Stock Awards (2)	Option Awards (3)	Non-Equity Incentive Plan Compensation (4)	All Other Compensation	Total
Charles R. Oglesby	2009	$779,668	$ 654,480	$633,500	$1,250,633	$ 62,650(5)	$3,380,931
President and Chief Executive Officer	2008	$825,000	$1,422,000	$ 0	$ 0	$237,310(6)	$2,484,310
	2007	$781,731	$1,383,400	$ 0	$ 651,750	$153,911(7)	$2,970,792
Craig T. Monaghan	2009	$568,345	$ 0	$629,750	$ 638,161	$ 16,854(8)	$1,853,110
Senior Vice President and Chief Financial Officer	2008	$380,769(9)	$ 840,000	$ 0	$ 0	$ 94,923(10)	$1,315,692
Michael Kearney	2009	$600,000	$ 0	$532,000	$ 540,000	$ 71,562(11)	$1,743,562
Senior Vice President and Chief Operating Officer	2008	$375,000	$ 276,200	$ 0	$ 317,550(12)	$ 21,453(13)	$ 990,203
	2007	$322,917	$ 539,600	$ 0	$ 746,578(12)	$ 11,407(14)	$1,620,502
Philip R. Johnson	2009	$332,643	$ 0	$135,750	$ 213,431	$116,958(15)	$ 798,782
Vice President, Human Resources	2008	$350,000	$ 138,100	$ 0	$ 0	$ 17,575(16)	$ 505,675
	2007	$345,385	$ 269,800	$ 0	$ 110,600	$ 14,100(17)	$ 739,885
Elizabeth B. Chandler **Vice President, General Counsel and Corporate Secretary**	2009	$209,423(18)	$ 83,300	$412,500	$ 132,000	$ 5,910(19)	$ 843,133

(1) Base salary is the guaranteed element of a named executive officer's total compensation. Individuals whose job responsibilities have a greater potential to affect company performance have a smaller proportion of their total compensation tied to salary and a greater proportion tied to the incentive- based annual cash bonus.

(2) The figures in this column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for awards of performance shares and shares of restricted stock for the fiscal years ended December 31, 2009, 2008 and 2007 granted under our 2002 Equity Incentive Plan, as described in the "Compensation Discussion and Analysis—Equity-Based Compensation" and in footnote 2 of the "Grants of Plan-Based Awards Table" below. For a more detailed discussion of the assumptions used to determine the valuation of the stock awards set forth in this column, please see a discussion of such valuation in Note 23 of the Consolidated Financial Statements in our 2009 Annual Report on Form 10-K, filed with the SEC on March 1, 2010, which is incorporated into this proxy statement by reference.

The maximum possible value of performance awards (based on the assumption that the highest level of performance is achieved) granted to each of our named executive officers in 2008 is set forth beside his or her name: Mr. Oglesby: $1,244,250; Mr. Monaghan: $588,000; Mr. Kearney: $241,675; Mr. Johnson: $120,838. Fiscal years 2008, 2009 and 2010 compose the performance period for the 2008 performance awards. Any payout under these awards will be made in the first quarter of 2011.

The maximum possible value of performance awards (based on the assumption that the highest level of performance is achieved) granted to each of our named executive officers in 2007 is set forth beside his or her name: Mr. Oglesby: $1,456,920; Mr. Kearney: $971,280; and Mr. Johnson: $485,640. Based on the Company's performance results for the performance period for the 2007 performance awards, there was no payout of these awards.

(3) The figures in this column represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. For a more detailed discussion of the assumptions used to determine the valuation of the option awards set forth in this column, please see the discussion of such valuation in Note 23 of the Consolidated Financial Statements in our 2009 Annual Report on Form 10-K, filed with the SEC on March 1, 2010, which is incorporated into this proxy statement by reference.

(4) The figures in this column represent the amount payable under the annual cash bonus plan. Awards under the plan were based on (i) our performance as measured by net income before taxes in fiscal year 2007; (ii) our performance as measured by net operating income from continuing operations in fiscal year 2008; and (iii) our performance as measured by earnings per share at different levels of United States Annual Automobile Sales in fiscal year 2009. The figures in this column for 2007, 2008 and

2009 represent the entire cash bonus paid to the named executive officers for those fiscal years. There were no cash bonuses paid out under the annual cash bonus plan for fiscal year 2008. For a more detailed discussion of the annual cash bonus plan, please see the section of this proxy statement entitled, "Compensation Discussion and Analysis—Annual Cash Bonus Plan."

(5) Represents (i) $27,600 of accrued dividends on performance shares that were issued in 2006 and vested in 2009, (ii) a reimbursement for legal fees in the amount of $6,359 incurred in the negotiation of Mr. Oglesby's employment agreement, (iii) a tax gross-up of income of $4,691 related to the reimbursement for the legal fees described in (ii) above, and (iv) an automobile allowance of $24,000.

(6) Represents (i) a reimbursement for legal fees in the amount of $6,886 incurred in the negotiation of Mr. Oglesby's employment agreement, (ii) a tax gross-up of income of $5,079 related to the reimbursement for the legal fees described in (i) above, (iii) dividends amounting to $44,250 on unvested shares of restricted stock, (iv) a company 401(k) plan match of $4,600, (v) an automobile allowance of $24,000, (vi) $110,650 paid for the use of an apartment leased by us, (vii) housing and living expenses, including a gym membership, of $7,162, (viii) commuting expenses of $22,255, and (iv) $12,428 for shipping goods from New York to his home in Duluth, Georgia.

(7) Represents (i) a reimbursement for legal fees in the amount of $21,625 incurred in the negotiation of Mr. Oglesby's employment agreement, (ii) a tax gross-up of income of $15,951 related to the reimbursement for the legal fees described in (i) above, (iii) dividends amounting to $13,000 on unvested shares of restricted stock, (iv) a company 401(k) plan match of $4,500, (v) an automobile allowance of $23,888, (vi) $45,639 paid for the use of an apartment leased by us, (vii) housing and living expenses, including a gym membership, of $4,401, and (viii) commuting expenses of $24,907.

(8) Represents (i) $4,175 for storage of household goods in connection with his relocation to Duluth, Georgia (ii) a tax gross-up of income of $3,079 related to the storage of household goods, and (iii) an automobile allowance of $9,600.

(9) Represents base salary compensation for Mr. Monaghan from his start date of May 12, 2008 to December 31, 2008.

(10) Represents (i) $12,118 costs associated with relocation to Duluth, Georgia, (ii) $29,489 for costs for meals and commuting to our corporate office in New York from his homes in Florida and Delaware, (iii) $6,014 for storage of household goods, (iv) a tax gross-up of income of $34,275 related to the relocation, (v) dividends amounting to $6,750 on unvested shares of restricted stock, and (vi) an automobile allowance of $6,277.

(11) Represents (i) a relocation cash allowance of $30,000, (ii) a tax gross-up of income of $18,441 related to the relocation, (iii) $13,800 in accrued dividends on performance shares that were issued in 2006 and vested in 2009, (vi) an automobile allowance of $7,200 and (vii) the imputed income associated with the use of a demonstrator vehicle valued at $2,121.

(12) Mr. Kearney's cash bonus for fiscal years 2007 and 2008 represents incentive payments earned in connection with his then responsibilities as Chief Executive Officer of the former Eastern Region. At that time, his incentive payments were based solely on the achievement of net income before taxes for his regional responsibilities. With his promotion to Senior Vice President and Chief Operating Officer in March 2009, his bonus was based upon the achievement of the same financial goals as the other named executive officers, as discussed in the "Compensation Discussion and Analysis—Annual Cash Bonus Plan" section of this proxy statement, beginning on page 26.

(13) Represents (i) a company 401(k) plan match of $4,600, (ii) the imputed income associated with the use of two demonstrator vehicle valued at $10,103, and (iii) dividends amounting to $6,750.

(14) Represents (i) a company 401(k) plan match of $4,500, and (ii) the imputed income associated with the use of two demonstrator vehicle valued at $6,907.

(15) Represents (i) costs associated with relocation to Duluth, Georgia of $33,532, (ii) a relocation cash allowance of $30,000, (iii) a tax gross-up of income of $40,376 related to the relocation, (iv) $3,450 accrued dividends on performance shares that were issued in 2006 and vested in 2009, and (v) an automobile allowance of $9,600.

(16) Represents (i) a company 401(k) plan match of $4,600, (ii) dividends amount to $3,375, and (iii) an automobile allowance of $9,600.

(17) Represents (i) a company 401(k) plan match of $4,500, and (ii) an automobile allowance of $9,600.

(18) Represents base salary compensation for Ms. Chandler from her start date on May 13, 2009 to December 31, 2009.

(19) Represents an automobile allowance of $5,910.

GRANTS OF PLAN-BASED AWARDS TABLE

Name	Grant Date	Estimated Potential Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units(2)	All Other Option Awards: Number of Securities Underlying Options(3)	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
		Threshold	Target	Maximum				
Charles R. Oglesby	3/25/2009	$416,878	$833,755	$1,667,510				
	4/29/2009				72,000			$654,480
	1/29/2009					350,000	$3.64	$633,500
Craig T. Monaghan	3/25/2009	$212,720	$425,440	$ 850,880				
	1/29/2009					275,000	$3.64	$629,750
	3/25/2009	$180,000	$360,000	$ 720,000				
Michael S. Kearney	1/29/2009					100,000	$3.64	$229,000
	4/29/2009					50,000	$9.09	$303,000
Philip R. Johnson	3/25/2009	$ 71,144	$142,288	$ 284,576				
	1/29/2009					75,000	$3.64	$135,750
	3/25/2009	$ 44,000	$ 88,000	$ 176,000				
Elizabeth B. Chandler	5/13/2009				10,000			$ 83,300
	5/13/2009					75,000	$8.33	$412,500

(1) Represents potential payouts under our annual cash bonus plan for each named executive officer. For 2009, any cash bonus that would have been received would have been based on earnings per share from continuing operations (as defined for purposes of our 2009 annual cash bonus plan). While the Compensation Committee establishes both threshold and target bonus levels, the maximum payout is 200%. Because Ms. Chandler commenced employment with us on May 13, 2009, her potential payout for 2009 was prorated to reflect the number of months worked in fiscal year 2009. For a more detailed discussion of the annual cash bonus plan and the actual awards paid under this plan, see the section of the proxy statement entitled, "Compensation Discussion and Analysis—Annual Cash Bonus Plan" and the "Summary Compensation Table" above.

(2) Mr. Oglesby and Ms. Chandler received grants of restricted stock as part of their respective compensation for the fiscal year ended December 31, 2009. These awards were granted pursuant to our 2002 Equity Incentive Plan. The grant to Mr. Oglesby contains three-year proportionate vesting beginning on the first anniversary of the date of the grant. The grant to Ms. Chandler vests on the third anniversary of the date of the grant. These grants include the right to receive any dividend payments prior to vesting of the underlying shares. For a more detailed discussion of the awards see the section of the proxy statement entitled, "Compensation Discussion and Analysis—Equity-Based Compensation" and the "Summary Compensation Table" above.

(3) Stock options were granted pursuant to our 2002 Equity Incentive Plan. These stock option awards generally vest ratably over three years beginning on the first anniversary of the date of the grant. Upon joining the Company on May 13, 2009, Ms. Chandler received an option grant, which option grant vests in three equal installments beginning on the first anniversary of such grant date. For a more detailed discussion of the stock option awards to the named executive officers in 2009, see the section of the proxy statement entitled, "Compensation Discussion and Analysis—Equity-Based Compensation" and the "Summary Compensation Table" above.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

Name	Option Awards(1)				Stock Awards(2)			
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That have Not Vested(4)
Charles R. Oglesby	0	350,000	$ 3.64	1/29/2019	128,667	$1,483,531	80,000	$922,400
	50,000	0	$13.79	11/8/2014				
	50,000	0	$14.33	6/7/2014				
	50,000	0	$10.40	5/12/2013				
	60,606	0	$16.50	3/13/2012				
Craig T. Monaghan	0	275,000	$ 3.64	1/29/2019	30,000	$ 345,900	20,000	$230,600
Michael S. Kearney	0	50,000	$ 9.09	4/29/2019	10,000	$ 115,300	30,000	$345,900
	0	100,000	$ 3.64	1/29/2019				
	50,000	0	$14.33	6/7/2014				
	60,606	0	$16.50	3/13/2012				
Philip R. Johnson	0	75,000	$ 3.64	1/29/2019	5,000	$ 57,650	15,000	$172,950
	15,000	0	$14.33	6/7/2014				
	7,500	0	$10.40	5/12/2013				
	12,121	0	$16.50	3/13/2012				
	15,517	0	$12.89	6/5/2010				
Elizabeth B. Chandler	0	75,000	$ 8.33	5/13/2019	10,000	$ 115,300		

(1) All information in the "Option Awards" portion of the table relates to awards of nonqualified stock options. Options vest in three equal installments beginning on the first anniversary of the grant date.

(2) All information in the "Stock Awards" portion of the table relates to awards of performance shares assuming a payout at the target level of performance, and awards of shares of restricted stock.

(3) Assumes a stock price of $11.53, the closing price of our common stock on December 31, 2009.

(4) Represents the aggregate payout value of performance shares underlying each award of performance shares that have not yet vested, calculated by multiplying (x) the target number of performance shares by (y) $11.53, the closing price of our common stock on December 31, 2009.

OPTION EXERCISES AND STOCK VESTED

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise	Value Realized Upon Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Charles R. Oglesby	—	—	6,667(1)	$67,670(1)
Craig T. Monaghan	—	—	—	—
Michael S. Kearney	—	—	—	—
Philip R. Johnson	—	—	—	—
Elizabeth B. Chandler	—	—	—	—

(1) Represents one-third of a grant of 20,000 shares of restricted stock issued to Mr. Oglesby on May 4, 2007, and the dollar value realized upon the vesting of such shares. We withheld 2,164 shares of common stock issuable to Mr. Oglesby to satisfy tax obligations for the issuance of these shares of restricted stock. As a result, on May 4, 2009, Mr. Oglesby received a total of 4,503 shares of our common stock.

NONQUALIFIED DEFERRED COMPENSATION(1)

Name	Executive Contributions in Last FY	Registrant Contributions in Last FY	Aggregate Earnings in Last FY(2)	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE
Charles R. Oglesby	—	—	$ 5,362	—	$185,064
Craig T. Monaghan	—	—	—	—	—
Michael S. Kearney	—	—	$15,209	—	$ 93,976
Philip R. Johnson	—	—	$21,389	$309,664(3)	$ —
Elizabeth B. Chandler	—	—	—	—	—

(1) Our Wealth Accumulation Plan allows qualifying individuals to defer base salary and bonus payments to either in-service or retirement distributions. Our named executive officers may defer up to 100% of their base salary and/or bonus payments under this Plan. The deferred assets are held in a rabbi trust and are invested on behalf of the Company's participants in market investments managed by The Newport Group. In the event of termination of employment, all balances are paid out according to the terms of the Plan. We do not match deferrals by the named executive officers and we do not guarantee a minimum return. All gains and losses shown in the table above resulted from the investments selected by each participant. This Plan complies with regulation 409(a) of the Internal Revenue Code.

(2) The amounts in this column were not reported as compensation to the respective named executive officer in the Summary Compensation Table.

(3) Represents an in-service withdrawal that was paid out according to the provisions of the Wealth Accumulation Plan.

POTENTIAL PAYMENTS UPON TERMINATION

As disclosed above, Mr. Oglesby's employment agreement with the Company, originally dated May 4, 2007 (the "Prior Agreement"), was subsequently amended and restated as of March 22, 2010 (the "Amended Oglesby Agreement"). Under the terms of both the Prior Agreement and the Amended Oglesby Agreement, in the event of Mr. Oglesby's eligible retirement, or termination by the Company for any reason other than death, disability or cause, or by Mr. Oglesby for good reason prior to a change of control, he will be entitled to receive the following severance or retirement pay from the Company: (i) continuation of his base salary for 12 months at twice the rate then in effect, (ii) an amount equal to 200% of his base salary, payable over the 12-month period following the first anniversary of such termination, and (iii) an amount equal to a prorated portion of his base salary, payable over the 12-month period following such termination (or, in the case of his retirement, over the 24-month period following such termination); provided that the aggregate amount of such payments may not exceed two and one-half times the sum of his base salary and target bonus then in effect. Mr. Oglesby will also receive the continuation of his benefits for up to two years (or, in the case of retirement, up to three years) following such termination. In the event such a termination by the Company occurs within two years following a change of control, the Company will provide the foregoing payments and benefits, except that the payments described in clauses (i) through (iii) will be paid in a lump sum.

The Amended Oglesby Agreement reiterates the terms of the Prior Agreement to provide that upon the termination of employment by the Company for any reason other than death, disability or cause, or by Mr. Oglesby for good reason, (i) all of his deferred compensation, and all of his unvested stock options and shares of restricted stock awarded on or before May 4, 2007, will automatically vest in full and (ii) any performance shares granted on or before May 4, 2007 will be treated in the same manner as if Mr. Oglesby's employment were terminated by the Company (other than for cause) upon a change in control and will automatically vest in full. In the event of a termination within two years following a change of control of the Company, all of Mr. Oglesby's equity and deferred compensation will automatically vest in full, and Mr. Oglesby will have two years after such event to exercise options, subject to earlier expiration upon the maximum term of such stock options.

Pursuant to the terms of the Amended Oglesby Agreement, in the event Mr. Oglesby retires on or after May 4, 2010, but prior to May 4, 2012, (i) all of Mr. Oglesby's unvested stock options granted prior to January 1, 2010, and any deferred compensation awarded, will automatically vest in full (and such options will remain exercisable for two years following such termination date), and (ii) any performance shares granted prior to January 1, 2010 will be treated in the same manner as if Mr. Oglesby's employment was terminated by the Company (other than for cause) upon a change in control and will automatically vest in full. In the event of Mr. Oglesby's eligible retirement on or after May 4, 2012, he will be entitled to the accelerated vesting provided in clauses (i) and (ii) immediately above, and any outstanding shares of restricted stock granted prior to January 1, 2010 and Mr. Oglesby's grant of 36,000 restricted stock units (issued to him on February 17, 2010 in connection with the reduction in this 2009 annual cash bonus award) will automatically vest in full. With the exception of the award of 36,000 restricted stock units granted to Mr. Oglesby on February 17, 2010, the Amended Oglesby Agreement does not provide for the acceleration of any equity awards granted to him on or after January 1, 2010. For an additional discussion of the Amended Oglesby Agreement, see the "Compensation Discussion and Analysis—Employment, Severance and Change in Control Agreements" section of this proxy statement.

The amounts in the Severance Arrangements tables below were calculated based upon the effects of Mr. Oglesby's termination or the event of a change of control of the Company, under the terms of the Prior Agreement, which was in effect as of December 31, 2009. Under the terms of the Prior Agreement, in the event of a termination of Mr. Oglesby's employment by the Company for any reason other than death, disability or cause, or by Mr. Oglesby for good reason, (i) all of his deferred compensation, and all of his unvested stock options and shares of restricted stock awarded on or before May 4, 2007, would automatically vest in full, and (ii) any performance shares granted on or before May 4, 2007 would be treated in the same manner as if Mr. Oglesby's employment were terminated by the Company (other than for cause) upon a change in control and

would automatically vest in full. Under the terms of the Prior Agreement, in the event of a termination within two years following a change of control or his retirement on or after May 4, 2010, all of Mr. Oglesby's unvested stock options, unvested restricted stock units, shares of restricted stock, and all of his deferred compensation would automatically vest in full (and such options would remain exercisable for two years following such termination date), and any performance shares would automatically become vested.

Mr. Monaghan and Mr. Johnson entered into severance agreements with us providing for one year of base salary, benefits continuation and a pro-rated bonus in the amount that the executive would have received had the executive not been terminated during such year, if terminated without cause prior to a change in control. If the employment of either of them is terminated without cause within two years following a change in control, as provided in their respective agreements, he is entitled to three years of base salary, a pro-rated bonus in the amount that the executive would have received had the executive not been terminated during such year and benefits continuation. If any of their offices is relocated by more than 50 miles, their base salaries are reduced or duties or title are diminished, he or she may trigger the termination provisions of his agreement. Messrs. Monaghan and Johnson are not entitled to severance in the event of termination due to death, disability, retirement, voluntary resignation or cause.

Mr. Kearney and Ms. Chandler entered into severance agreements with the Company providing for one year of base salary, benefits continuation and a pro-rated bonus in the amount that the executive would have received had the executive not been terminated during such year, if terminated without cause. If Mr. Kearney's office is relocated by more than 50 miles and Ms. Chandler's office is relocated outside a 50-mile radius from the center of the City of Atlanta, their base salary is reduced or duties or title is diminished, he or she may trigger the termination provisions of his agreement. Each is not entitled to severance in the event of termination due to death, disability, retirement, voluntary resignation or cause.

In addition to the severance benefits provided in the agreements of our named executive officers, upon a change of control, our equity incentive plans provide for accelerated vesting of any unvested options and unvested shares of restricted stock, and an accelerated calculation and payout of the performance shares that may be outstanding.

The following table details the severance obligations to each named executive officer if they were terminated on December 31, 2009. This table assumes that there was no change in control.

Severance Arrangements
(No Change of Control)

Named Executive Officer(1)	Title	Severance Payout	Pro-Rated Bonus(1)	Benefits Continuation	Total
Charles R. Oglesby	President and CEO	$4,168,775	$ —	$5,233	$4,174,008
Craig T. Monaghan	SVP & CFO	$ 607,772	$638,161	$5,339	$1,251,272
Michael S. Kearney	SVP & COO	$ 600,000	$540,000	$3,445	$1,143,445
Elizabeth B. Chandler	VP, General Counsel	$ 330,000	$132,000	$5,339	$ 467,339
Philip R. Johnson	VP, HR	$ 355,719	$213,431	$1,078	$ 570,228

(1) Based upon the actual calculation of the total bonus paid under the 2009 annual cash bonus plan, which plan is discussed above in the Compensation Discussion and Analysis section of this proxy statement.

The following table details the change in control severance obligation to each of the named executive officers assuming a change in control and a termination of employment on December 31, 2009, and assuming a stock price of $11.53, the closing price of our common stock on that date.

Severance Arrangements
(Assuming Change of Control)

Named Executive Officer	Title	Severance Payout	Pro-Rated Bonus	Benefits Continuation	Option Acceleration(1)	Performance Share/ Restricted Stock Acceleration(2)	Total
Charles R. Oglesby	President and CEO	$4,168,775	$ 0	$ 5,233	$2,761,500	$2,405,931	$9,341,439
Craig T. Monaghan	SVP & CFO	$1,823,316	$638,161	$16,017	$2,169,750	$ 576,500	$5,223,744
Michael S. Kearney	SVP & COO	$ 600,000	$540,000	$ 3,445	$ 911,000	$ 461,200	$2,515,645
Elizabeth B. Chandler	VP, General Counsel	$ 330,000	$132,000	$ 5,339	$ 240,000	$ 115,300	$ 822,639
Philip R. Johnson	VP, HR	$1,067,157	$213,431	$ 3,234	$ 591,750	$ 230,600	$2,106,172

(1) Represents the value of all unvested options granted to the named executive officers. The vesting of these options would accelerate upon a change of control. For more information concerning outstanding options granted to the named executive officers, see the "Outstanding Equity Awards at Fiscal Year-End" table of this proxy statement.

(2) Represents the value of our common stock after conversion of awards of performance shares and shares of restricted stock that each named executive officer would receive upon a change of control of the Company and a subsequent termination of employment.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The equity outstanding under our equity compensation plans, the weighted average exercise price of outstanding equity, and the number of securities remaining available for issuance, as of December 31, 2009, were as follows:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Equity, Warrant and Rights (a)	Weighted Average Exercise Price of Outstanding Equity, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	2,080,669	$ 9.36	3,043,000
Equity compensation plans not approved by security holders(2)	15,517	$12.89	—
Total	2,096,186	$ —	3,043,000

(1) Represents 1,855,112 stock options and 241,074 performance shares. The number of performance shares reported in this table assumes that we attain the target performance goals associated with each respective grant of performance shares.

(2) The options reported in this row reflect issuances under our 1999 Option Plan (as defined below). There were 95,651 forfeitures of options and 961,570 options exercised as of December 31, 2009 under this Plan. Options that have been forfeited are not available for reissuance under our 1999 Option Plan and we do not intend to issue additional options under such Plan.

The Company's 2002 Stock Option Plan was originally adopted by the Board on March 9, 2002. On February 25, 2003, the Board approved an amendment to the 2002 Stock Option Plan increasing the number of shares available for issuance under the 2002 Stock Option Plan from 1,500,000 to 4,750,000. The Company's 2002 Stock Option Plan, as amended, was approved by the Company's stockholders at the Company's annual stockholders meeting on May 8, 2003, and renamed the Asbury Automotive Group, Inc. 2002 Equity Incentive Plan (referred to herein as the "2002 Equity Incentive Plan").

On January 29, 2009, the Board approved a further amendment to the Company's 2002 Equity Incentive Plan to increase the number of shares available for issuance thereunder by an additional 2,575,000 shares to 7,325,000 shares. The Plan, as amended, was approved by the Company's stockholders at the Company's annual stockholders meeting on April 29, 2009.

In January 1999, the Company adopted a stock option plan under which it was authorized to issue non-qualified options granting the right to purchase limited liability company interests in the Company prior to its incorporation (the "1999 Option Plan"). Under the 1999 Option Plan, which was amended and restated effective December 1, 2001, the Company granted options to certain of its directors, officers, employees and consultants for terms and at exercise prices and vesting schedules set by the Compensation Committee. Prior to the Company's initial public offering, options were issued under the 1999 Option Plan for the purchase of an aggregate of 3.51% of the Company's limited liability company interests; these options were converted upon the Company's initial public offering into options to purchase 1,072,738 shares of the Company's common stock. As

of December 31, 2009, there were 15,517 unexercised options under the 1999 Option Plan, which represented less than 1% of the Company's outstanding common stock. The Company does not intend to issue options under the Company's 1999 Option Plan in the future, and the Company has not issued any stock options under the 1999 Option Plan since the fiscal year ended December 31, 2004.

RELATED PERSON TRANSACTIONS

We have adopted a written policy relating to related person transactions, which sets out the criteria for review of transactions between the Company and our affiliates and members of their immediate families. This policy covers our directors and officers, and each stockholder that holds directly or indirectly, more than 5% of our common stock. In addition, we have adopted a written Delegation of Authority Policy, which establishes an executive approval process for many of the Company's transactions in which certain related person transactions would be included. In reviewing and approving related person transactions under these policies and procedures, senior management and the Board considers, among other things:

- the nature of the related person's interest in the transaction;
- whether the related person has a direct or indirect material interest;
- the material terms of the transaction, including the amount and type of transaction;
- the significance of the transaction to the Company and to the related person;
- whether the terms of the transaction are arms-length; and
- whether the transaction would violate the "Conflicts of Interest" provisions of our Code of Business Conduct and Ethics or Fraud Control Policy.

Related Person Transactions with Jeffrey I. Wooley

Mr. Wooley is employed as the Non-Executive Chairman of our subsidiary, Asbury Tampa, and serves as a member of the Board. We lease from Mr. Wooley two properties in Florida for dealership lots and offices, for which we paid approximately $2.7 million in rent during 2009.

Pursuant to an amended employment agreement effective as of March 31, 2005 with Asbury Tampa (the "Wooley Agreement"), in 2009, Mr. Wooley received a salary of $50,000 due to a voluntary 50% reduction in salary that he took effective December 1, 2008. He is also entitled to the use of an office located at one of Asbury Tampa's dealership locations and is reimbursed an additional $3,333 per month for administrative support. Mr. Wooley participates in all life insurance, medical insurance, disability insurance and other benefits that may be provided to the employees of Asbury Tampa, subject to the terms and eligibility requirements of the plan documents of each respective insurance or other benefit plan. Under his employment agreement, Mr. Wooley is entitled to a reimbursement of his country club dues, but as of December 1, 2008, he also waived this right to reimbursement.

In addition to his salary, Mr. Wooley receives the use of four demonstrator vehicles, the use of which amounted to $43,523 of imputed income to him during 2009.

Under the terms of the Wooley Agreement, if Mr. Wooley's employment is terminated without cause or by Mr. Wooley for good reason prior to the fifth anniversary of the date of his employment agreement, Mr. Wooley shall continue to receive certain benefits and perquisites pursuant to the agreement through the fifth anniversary of the date of the agreement, which include, among other things:

i. life insurance, medical insurance, disability insurance and other benefits comparable to those provided to Asbury Tampa's other senior executive officers and permitted under applicable law;

ii. paid vacation time;

iii. reimbursement for annual dues for membership in two country clubs selected by Mr. Wooley, which dues are not to exceed $20,000 per year; and

iv. the use by Mr. Wooley and his family of four demonstrator vehicles selected from the inventory of the Asbury Tampa's dealerships.

Mr. Wooley's employment agreement terminates on March 31, 2010, and it is not going to be renewed by the Company. Upon termination of his agreement, Mr. Wooley may continue to participate in Asbury Tampa's medical insurance plan at his own expense, subject to certain circumstances which may prevent such participation. Mr. Wooley is subject to non-competition and non-solicitation provisions under the Wooley Agreement while an employee of, and for one year after the termination of his employment with, Asbury Tampa.

In addition, on February 17, 2010, upon the recommendation of the Compensation Committee, the Board determined that upon termination of Mr. Wooley's employment agreement, he be compensated for his service on the Board consistent with the compensation paid to non-management directors. During the term of his employment agreement, Mr. Wooley has not received compensation from us for his services as a director. For a detailed discussion of the compensation arrangements for our non-management Board members, see the "Governance of the Company – Director Fees; Attendance at Meetings" section of this proxy statement.

Other

From time to time, our directors and named executive officers, or their respective family members, purchase or lease vehicles at the Company's dealerships that are valued over $120,000.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee has reviewed and discussed the Company's audited consolidated financial statements for the year ended December 31, 2009 with the Company's management and Ernst & Young LLP, the Company's independent auditors for the year ended December 31, 2009. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Audit Committee has also discussed with Ernst & Young LLP the matters required to be discussed by the statement on *Auditing Standards No. 61*, as amended, as adopted by the Public Company Accounting Oversight Board in Rule 3200T, relating to the auditors' judgment about the quality of the Company's accounting principles as applied in its financial reporting.

The Audit Committee has received the written disclosures and the letter from Ernst & Young LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young LLP's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young LLP their independence from the Company and its management.

Based on the reviews and discussions outlined above, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the SEC.

Submitted by the Members of the Audit Committee:
Eugene S. Katz (Chair)
Thomas C. DeLoach, Jr.
Juanita T. James
Philip Maritz

INDEPENDENT AUDITORS' FEES

On December 5, 2008, the Audit Committee selected Ernst & Young LLP to audit the Company's consolidated financial statements for the fiscal year ending December 31, 2009, which decision was ratified by our stockholders at our 2009 Annual Meeting of Stockholders. Deloitte & Touche LLP served as the Company's independent registered public accountants until the completion of the audit of the Company's consolidated financial statements for the fiscal year ended December 31, 2008, which audit was completed on March 16, 2009. The following table summarizes the aggregate fees billed to us by our independent auditors for fiscal years 2008 and 2009:

	2009	2008
Audit Fees	$1,198,000	$1,795,000
Tax Fees	$ 75,000	$ —
Expenses	$ 42,000	$ 90,000
Total	$1,315,000	$1,885,000

Audit Fees

Audit fees are composed of fees for professional services rendered by Ernst & Young LLP for the fiscal year ended December 31, 2009, and Deloitte & Touche LLP for the fiscal year ended December 31, 2008, for the audits of our annual financial statements, and for the reviews of the financial statements included in our Quarterly Reports on Form 10-Q for the fiscal years ended 2009 and 2008, respectively.

The audit fees also included fees associated with the audit of the effectiveness of our internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act. Included in the 2009 audit fees is $449,000 that had not been billed to us as of December 31, 2009. Included in the 2008 audit fees is $551,000 that had not been billed to us as of December 31, 2008.

Tax Fees

There were no tax fees billed by Deloitte & Touche LLP during 2008.

The tax fees of Ernst & Young LLP for professional services rendered in 2009 were $75,000. All such work related to employment tax consultations in 2009.

Audit Committee's Pre-Approval Policies and Procedures

The Audit Committee has policies and procedures that require the pre-approval by the Audit Committee of all fees paid to, and all services performed by, our independent auditors. Each year, the Audit Committee approves the proposed services, including the nature, type and scope of services to be performed by the independent auditors during the fiscal year and the related fees. Audit Committee pre-approval is also required for those engagements that may arise during the course of the year that are outside the scope of the initial services and fees pre-approved by the Audit Committee.

Pursuant to the requirements of the Sarbanes-Oxley Act, the fees and services provided as noted in the table above were authorized and approved by the Audit Committee in compliance with the pre-approval policies and procedures described herein.

PROPOSAL NO. 2
APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has appointed Ernst & Young LLP as our independent auditors for the year ending December 31, 2010. If the stockholders fail to ratify this appointment, the Audit Committee may, but is not required to, reconsider whether to retain that firm. Representatives from Ernst & Young LLP are expected to be present at the annual meeting and, if present, will have the opportunity to make a statement if they desire to and to answer appropriate questions.

The board and management recommend you vote FOR the ratification of the selection of Ernst & Young LLP as our independent auditors for the year ending December 31, 2010.

STOCKHOLDER PROPOSALS FOR THE 2011 ANNUAL MEETING

This proxy statement relates to the Company's Annual Meeting of Stockholders for the calendar year 2010, which will take place on April 27, 2010. The Company currently expects that its 2011 Annual Meeting of Stockholders will be held in April 2011. In order to be eligible for inclusion in the Company's proxy materials for the 2011 Annual Meeting, any stockholder proposal must be submitted in writing to the Company's Corporate Secretary and received at the Company's executive offices at 2905 Premiere Parkway NW, Suite 300, Duluth, GA 30097 by the close of business on November 26, 2010, or such later date as the Company may determine and announce in connection with the actual scheduling of the 2011 Annual Meeting. To be considered for presentation at the 2011 Annual Meeting, although not included in the Company's proxy statement, any stockholder proposal must be received at the Company's executive offices at the foregoing address not earlier than December 28, 2010, but on or before the close of business on January 27, 2011, or such later date as the Company may determine and announce in connection with the actual scheduling of the 2011 Annual Meeting. The procedure for nominating directors is described above under "Governance of the Company—Nomination of Directors."

All stockholder proposals for inclusion in the Company's proxy materials will be subject to the requirements of the proxy rules adopted under the Exchange Act and, as with any stockholder proposal (regardless of whether it is included in the Company's proxy materials), the Company's Restated Certificate of Incorporation, the Company's bylaws and Delaware law.

OTHER MATTERS

Management is not aware of any other matters to be brought before the 2010 Annual Meeting of Stockholders, but if other matters come before the meeting, the proxy holders intend to take such action as in their judgment is in the best interest of the Company and its stockholders.

The Company will bear the expenses of preparing, printing and mailing the proxy materials to the stockholders. In addition, the Company will retain Laurel Hill Advisory Group to aid in the broker search and the solicitation of proxies, for a fee of approximately $8,500, plus reasonable out-of-pocket expenses and disbursements. Officers and employees of the Company may request the return of proxies without additional compensation.

DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS

Under the rules of the SEC, the Company is permitted to use a method of delivery, often referred to as "householding." Householding permits the Company to mail a single set of proxy materials to any household in which two or more different stockholders reside and are members of the same household or in which one stockholder has multiple accounts. The Company did not household materials for the annual meeting. If the Company households materials for future meetings, then only one copy of the Company's annual report and proxy statement will be sent to multiple stockholders of the Company who share the same address and last name, unless the Company has received contrary instructions from one or more of those stockholders. In addition, the Company has been notified that certain intermediaries (i.e., brokers, banks or other nominees) will household proxy materials for the annual meeting. For voting purposes, a separate proxy card will be included for each account at the shared address. The Company will deliver promptly, upon oral or written request, a separate copy of the annual report and proxy statement to any stockholder at the same address. If you wish to receive a separate copy of the annual report and proxy statement, you may contact the Company's Investor Relations Department (a) by mail at 2905 Premiere Parkway NW, Suite 300, Duluth, GA 30097, (b) by telephone at 770-418-8212, or (c) by e-mail at *ir@asburyauto.com*. You may also contact your broker, bank or other nominee to make a similar request. Stockholders sharing an address who now receive multiple copies of the Company's annual report and proxy statement may request delivery of a single copy by contacting the Company as indicated above, or by contacting their broker, bank or other nominee, provided the broker, bank or other nominee has elected to household proxy materials.

ADDITIONAL INFORMATION

The Company files annual, quarterly and special reports, proxy materials and other information with the SEC. You may read and copy any document that the Company files at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect the Company's filings at the regional offices of the SEC or over the Internet at the SEC's web site at *www.sec.gov*. Additional information can also be found on the Company's web site at *www.asburyauto.com*. Information contained on any web site referenced in this proxy statement is not incorporated by reference in this proxy statement.

If you would like to receive a copy of any exhibits listed in the Company's Annual Report on Form 10-K for the year ended December 31, 2009, please call or submit a request in writing to Investor Relations, Asbury Automotive Group, Inc., 2905 Premiere Parkway NW, Suite 300, Duluth, GA 30097, and the exhibits will be provided to you upon the payment of a nominal fee (which fee will be limited to the expenses the Company incurs in providing you with the requested exhibits).